

Notice of 2023 Annual Meeting and Proxy Statement

Annual Report on Form 10-K for Fiscal Year Ended December 31, 2022

ANNUAL MEETING OF STOCKHOLDERS
MAY 4, 2023 – 8:00 A.M. CDT

Community Healthcare Trust Incorporated
3326 Aspen Grove Drive
Suite 150
Franklin, TN 37067

HOW TO VOTE

Please refer to the notice/proxy card or other voting instructions included with these proxy materials for information on how to vote. If you vote on the internet, you do not need to return your proxy card.

ANNUAL REPORT ON FORM 10-K

The Company has filed an Annual Report on Form 10-K for the year ended December 31, 2022 with the Securities and Exchange Commission. Shareholders may obtain a copy of this report, without charge, by writing: **Investor Relations, Community Healthcare Trust Incorporated, 3326 Aspen Grove Drive, Suite 150, Franklin, Tennessee 37067**; or via email: investorrelations@chct.reit.

Proxy

Proxy

Form 10-K

Form 10-K

March 16, 2023

Dear Stockholder:

On behalf of the Board of Directors, we cordially invite you to attend the 2023 annual meeting of stockholders of Community Healthcare Trust Incorporated, a Maryland corporation (the "Company"). The annual meeting will be held beginning at 8:00 a.m., Central time, on Thursday, May 4, 2023 at the principal offices of the Company, located at 3326 Aspen Grove Drive, Suite 150, Franklin, Tennessee 37067. The formal notice of the annual meeting appears on the next page. At the annual meeting, you will be asked to:

1. Elect six directors, each to serve a one-year term expiring in 2024;

2. Vote to approve, on a non-binding advisory basis, a resolution approving the Company's compensation of its named executive officers;

3. Ratify the appointment of BDO USA, LLP as our independent registered public accountants for 2023; and

4. Transact such other business as may properly come before the annual meeting or any adjournment or postponement thereof.

The accompanying proxy statement provides detailed information concerning the matters to be acted upon at the annual meeting. We urge you to review this proxy statement and each of the proposals carefully. Your vote is very important. It is important that your views be represented at the annual meeting regardless of the number of shares of common stock you own or whether you are able to attend the annual meeting in person.

On March 16, 2023, we posted on the investor's relations page of our Internet website, *http://investors.chct.reit*, a copy of our 2023 proxy statement, proxy card and our annual report to stockholders. Also, on or around March 16, 2023, we mailed a notice (the "Notice") containing instructions on how to access our proxy materials and vote online to our stockholders who own our stock directly in their name and in the name of other stockholders.

You may vote your shares on the Internet or by phone. If you request a paper copy of the proxy card or voting instruction form, we will mail you the paper copy and you may sign, date and mail the accompanying proxy card or voting instruction form in the envelope provided with your proxy card. Instructions regarding the three methods of voting by proxy are contained on the proxy card. As always, if you are the record holder of our stock, you may vote in person at the annual meeting. The accompanying proxy statement explains how to obtain driving directions to the meeting.

On behalf of our Board of Directors, I would like to express our appreciation for your continued interest in Community Healthcare Trust Incorporated.

Sincerely,



Alan Gardner
Chairman of the Board

**Important Notice Regarding the Availability of Proxy Materials for
the Stockholder Meeting to be held on May 4, 2023:**

Community Healthcare Trust Incorporated's 2023 proxy statement, proxy card and annual report to stockholders are available at *http://investors.chct.reit*.

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Community Healthcare Trust Incorporated
3326 Aspen Grove Drive, Suite 150
Franklin, Tennessee 37067

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS


TIME	8:00 a.m., Central Time, on Thursday, May 4, 2023
PLACE	Community Healthcare Trust Incorporated
	3326 Aspen Grove Drive, Suite 150
	Franklin, Tennessee 37067
ITEMS OF BUSINESS	1. To elect six directors, each to serve a one-year term expiring in 2024;
	2. To vote to approve, on a non-binding advisory basis, a resolution approving the Company's compensation of its named executive officers;
	3. To ratify the appointment of BDO USA, LLP as our independent registered public accountants for 2023; and
	4. To transact such other business as may properly come before the annual meeting or any adjournment or postponement thereof.
RECORD DATE ANNUAL REPORT	You can vote if you are a stockholder of record as of the close of business on March 2, 2023.
	All of these documents are accessible on our Internet website, *http://investors.chct.reit*. You may request a paper copy of the proxy statement, the proxy card, and our annual report to stockholders, which is not part of the proxy solicitation material.
PROXY VOTING	It is important that your shares be represented and voted at the annual meeting. You may vote your shares on the Internet, by phone or, if you request and receive written proxy materials, you may vote by signing, dating and mailing the accompanying proxy card or voting instruction form in the envelope provided. Instructions regarding the three methods of voting are contained on the proxy card. The Notice has instructions regarding voting on the Internet. Any proxy may be revoked at any time prior to its exercise at the annual meeting.

By Order of the Board of Directors,



David H. Dupuy
Secretary of
Community Healthcare Trust Incorporated
Franklin, Tennessee
March 16, 2023

COMMUNITY HEALTHCARE TRUST INCORPORATED
PROXY STATEMENT

INDEX

COMMUNITY HEALTHCARE TRUST INCORPORATED
PROXY STATEMENT
ANNUAL MEETING OF STOCKHOLDERS
TO BE HELD ON THURSDAY, MAY 4, 2023

We are furnishing this proxy statement to the stockholders of Community Healthcare Trust Incorporated in connection with the solicitation of proxies by its Board of Directors for use at the annual meeting of stockholders of Community Healthcare Trust Incorporated to be held at 8:00 a.m., Central Time, on Thursday, May 4, 2023, at 3326 Aspen Grove Drive, Suite 150, Franklin, Tennessee 37067, as well as in connection with any adjournments or postponements of the meeting. This solicitation is made by Community Healthcare Trust Incorporated on behalf of our Board of Directors (also referred to as the "Board" in this proxy statement). "We," "our," "us" and the "Company" refer to Community Healthcare Trust Incorporated, a Maryland corporation.

We have elected to provide access to our proxy materials and annual report over the Internet through a "notice and access" model. Accordingly, we are sending a Notice of Internet Availability of Proxy Materials (the "Notice") to our stockholders of record as of March 2, 2023. All stockholders will have the ability to access the proxy materials on the website referred to in the Notice or to request a printed set of the proxy materials. Instructions on how to request a printed copy by mail or electronically may be found on the Notice and on the website referred to in the Notice, including an option to request paper copies on an ongoing basis. On March 16, 2023, we intend to make this proxy statement available on the Internet and, on or around March 16, 2023, we intend to mail the Notice to all stockholders entitled to vote at the annual meeting. We intend to mail this Proxy Statement, together with a proxy card, to those stockholders entitled to vote at the annual meeting who have properly requested paper copies of such materials, within three business days of such receipt.

This proxy statement, proxy card and our annual report to stockholders are available at *http://investors.chct.reit*. This website address contains the following documents: the Notice, the proxy statement and proxy card sample, and the annual report to stockholders. You are encouraged to access and review all of the important information contained in the proxy materials before voting.

QUESTIONS AND ANSWERS REGARDING THE 2023 ANNUAL MEETING OF STOCKHOLDERS

Who is soliciting proxies from the stockholders?

Our Board of Directors is soliciting your proxy. The proxy provides you with the opportunity to vote on the proposals presented at the annual meeting, whether or not you attend the annual meeting.

What will be voted on at the annual meeting?

Our stockholders will vote on three proposals at the annual meeting:

1. The election of six directors, who are each to serve a one-year term expiring in 2024;

2. The approval of, on a non-binding advisory basis, a resolution approving the Company's compensation of its named executive officers; and

3. The ratification of the appointment of BDO USA, LLP as our independent registered public accountants for 2023.

Your proxy will also give the proxy holders discretionary authority to vote the shares represented by the proxy on any matter, other than the above proposals, that is properly presented for action at the annual meeting.

How will we solicit proxies, and who bears the cost of proxy solicitation?

Our directors, officers and employees may solicit proxies by telephone, mail, facsimile, via the Internet or by overnight delivery service. These individuals do not receive separate compensation for these services. Finally, in accordance with the rules and regulations of the U.S. Securities and Exchange Commission (the "SEC"), we will reimburse brokerage firms and other persons representing beneficial owners of our common stock for their reasonable expenses in forwarding solicitation materials to such beneficial owners.

Who can vote at the annual meeting?

Our Board of Directors has fixed the close of business on Thursday, March 2, 2023, as the record date for our annual meeting. Only stockholders of record on that date are entitled to receive notice of and vote at the annual meeting. As of March 2, 2023, our only outstanding class of securities was common stock, $0.01 par value per share. On that date, we had 450,000,000 shares of common stock authorized, of which 26,079,183 shares were outstanding.

You (if you, rather than your broker, are the record holder of our stock) can vote either in person at the annual meeting or by proxy, whether or not you attend the annual meeting. If you would like to attend the annual meeting in person and need directions, please contact David H. Dupuy by e-mail at investorrelations@chct.reit or by telephone at 615-771-3052. You may vote your shares on the Internet, by phone or, to the extent you request written proxy materials, by signing, dating and mailing the accompanying proxy card in the envelope provided. Instructions regarding the three methods of voting by proxy are contained on the proxy card.

How many votes must be present to hold the annual meeting?

A quorum must be present to hold our annual meeting. The presence, in person or by proxy, of a majority of the votes entitled to be cast at the annual meeting constitutes a quorum. Your shares, once represented for any purpose at the annual meeting, are deemed present for purposes of determining a quorum for the remainder of the meeting and for any adjournment, unless a new record date is set for the adjourned meeting. This is true even if you abstain from voting with respect to any matter brought before the annual meeting. As of March 2, 2023, we had 26,079,183 shares of common stock outstanding; thus, we anticipate that the quorum for our annual meeting will be 13,039,592 shares.

How many votes does a stockholder have per share?

Our stockholders are entitled to one vote for each share held.

What is the required vote on each proposal?

Pursuant to our Amended and Restated Bylaws (the "Bylaws"), in uncontested elections (which is the case for the Annual Meeting), the nominees for election to the Board of Directors who receive a majority of all of the votes cast for the election of directors shall be elected directors. In accordance with our Bylaws, if an incumbent director who is nominated for election to the Board of Director fails to receive a majority of votes for re-election, the director is required to tender his or her resignation promptly following the Annual Meeting; in which case, within 90 days following certification of the stockholder vote, the Environmental, Social, and Governance Committee (the "ESG Committee") will determine whether to recommend that the Board of Directors accept the director's resignation, and upon submission of the ESG Committee's recommendation to the Board of Directors, the Board will decide and act on the matter in its discretion. The ESG Committee and the Board may consider any factors they deem relevant in deciding whether to recommend or accept a director's resignation. In general, any director who tenders his or her resignation will not participate in the ESG Committee's recommendation or the Board of Director's action regarding whether to accept the resignation offer. We will disclose promptly the Board of Director's decision regarding whether to accept or reject the director's resignation offer and its rationale for such decision in a Current Report on Form 8-K filed with the Securities and Exchange Commission.

The affirmative vote of a majority of the shares represented at the meeting and entitled to vote is required to approve, on an advisory basis, the say on pay vote. As an advisory vote, this proposal is not binding upon us. However, the Compensation Committee of our Board of Directors, which is responsible for designing and administering our executive compensation program, values the opinions expressed by our stockholders and will consider the outcome of the vote when making future compensation decisions.

The proposal to ratify our appointment of BDO USA, LLP, or BDO, as our independent registered public accountants for 2023, is approved by our stockholders if the votes cast favoring the ratification exceed the votes cast opposing the ratification.

Stockholders do not have the right to cumulate their votes.

How will the proxy be voted, and how are votes counted?

If you vote by proxy (either voting on the Internet, by phone or by properly completing and returning a paper proxy card that you receive upon requesting written proxy materials), the shares represented by your proxy will be voted at the annual meeting as you instruct, including any adjournments or postponements of the meeting. If you return a signed proxy card but no voting instructions are given, the proxy holders will exercise their discretionary authority to vote the shares represented by the proxy at the annual meeting and any adjournments or postponements as follows:

1. "**FOR**" the election of nominees Cathrine Cotman, David Dupuy, Alan Gardner, Claire Gulmi, Robert Hensley, and Lawrence Van Horn.

2. "**FOR**" the resolution approving the compensation of the Company's named executive officers.

3. "**FOR**" the ratification of the appointment of BDO USA, LLP as our independent registered public accountants for 2023.

If you hold your shares in broker's name (sometimes called "street name" or "nominee name"), you must provide voting instructions to your broker. If you do not provide instructions to your broker, your shares will not be voted in any matter on which your broker does not have discretionary authority to vote, which generally includes non-routine matters. A vote that is not cast for this reason is called a "broker non-vote." Broker non-votes will be treated as shares present for the purpose of determining whether a quorum is present at the annual meeting, but they will not be considered present for purposes of calculating the vote on a particular matter, nor will they be counted as a vote FOR or AGAINST a matter or as an abstention on the matter. Under the rules of the New York Stock Exchange ("NYSE"), which is the stock exchange on which our common stock is listed, the ratification of our appointment of our independent registered public accountants is considered a routine matter for broker voting purposes, but the election of directors and the advisory (non-binding) vote on the compensation of our named executive officers are not considered routine. It is important that you instruct your broker as to how you wish to have your shares voted, even if you wish to vote as recommended by the Board.

Can a proxy be revoked?

Yes. You can revoke your proxy at any time before it is voted. You revoke your proxy (1) by giving written notice to our Corporate Secretary before the annual meeting, (2) by granting a subsequent proxy on the Internet or by phone, or (3) by delivering a signed proxy card dated later than your previous proxy. If you, rather than your broker, are the record holder of your stock, a proxy can also be revoked by appearing in person and voting at the annual meeting. Written notice of the revocation of a proxy should be delivered to the following address: David H. Dupuy, Community Healthcare Trust Incorporated, 3326 Aspen Grove Drive, Suite 150, Franklin, Tennessee 37067.

PROPOSAL 1
ELECTION OF DIRECTORS

The persons listed below have been nominated by our Board of Directors to serve as directors for a one-year term expiring at the annual meeting of stockholders occurring in 2024: Cathrine Cotman, David Dupuy, Alan Gardner, Claire Gulmi, Robert Hensley, and Lawrence Van Horn. Each nominee has consented to serve on our Board of Directors. If any nominee were to become unavailable to serve as a director, our Board of Directors may designate a substitute nominee. In that case, the persons named as proxies on the accompanying proxy card will vote for the substitute nominee designated by our Board of Directors. The following lists each director nominated for election to serve as a director for a one-year term expiring at the annual meeting of stockholders occurring in 2024, which includes a brief discussion of the experience, qualifications and skills that led us to conclude that such individual should be a member of our Board.

Qualifications of Director Nominees

We believe that our director nominees consists of a diverse collection of individuals who possess the integrity, education, work ethic and ability to work with others necessary to oversee our business effectively and to represent the interests of all stockholders, including the qualities listed below. We have attempted below to highlight certain notable experience, qualifications and skills for each director nominee, rather than provide an exhaustive catalog of each and every qualification and skill that a director possesses. Each of the nominees set forth below is currently serving as a director of the Company.

Name	Age	Background, Qualifications and Skills
Cathrine Cotman	57	Ms. Cotman serves as Senior Vice President, Corporate Real Estate of LPL Financial, a high growth Fortune 500 Financial Services firm, from 2020 to present. Prior to joining LPL Financial, she was the Global Alliance Director, Global Portfolio Solutions at Cresa Global from 2019 to 2020, served as the Senior Managing Director, Strategy at Newmark Knight Frank from 2017 to 2019, and was the Senior Managing Director, Global Occupier Services at Cushman and Wakefield from 2012 to 2017. In addition, Ms. Cotman held various other positions of prominence at a variety of financial services and insurance companies, including Bank of America Corporation, Capital One Financial Corporation and Prudential Insurance Company, among others. Ms. Cotman has received multiple achievement awards and participated in a variety of community activities, including being the 2021 Speaker for Corenet Events featuring senior leaders and black leaders, was a 2016-2020 Omni Montessori School Board of Trustees Officer, was honored as a 2019 Globe St. Women of Influence, selected as a 2016 50 Most Influential Women of Charlotte, and was the winner of the 2014 Cassidy Turley Client Service Award. Ms. Cotman earned a B.A. degree in Philosophy from Swarthmore College, a Master's in Business Administration degree from New York University's Stern School of Business and a Master's degree in the graduate school of design (AMDP executive education graduate) from Harvard University. Ms. Cotman's over 30 years of experience in corporate real estate strategy, business and financial analytics, and operational process innovation makes her a valuable resource to our Board of Directors.
David Dupuy	54	Mr. Dupuy has served as the Company's Chief Executive Officer since March 6, 2023 and the Company's Chief Financial Officer since May 2019. He served as the Company's Interim Chief Executive Officer from February 10, 2023 to March 6, 2023. From 2008 to 2019, Mr. Dupuy served as a Managing Director, Healthcare Investment Banking Group at SunTrust Robinson Humphrey (now "Truist Securities" or "Truist"). From 2004 to 2008, Mr. Dupuy served as a Senior Vice President of the Healthcare Group at Bank of America. From 2000 to 2004, Mr. Dupuy served as a Vice President and Regional Director for KDA Holdings with responsibility for consulting, financing, and development of outpatient medical facilities. Previously, Mr. Dupuy served as Chief Financial Officer and Founding Partner of LIFESIGNS Holdings, Inc., a provider of diagnostic healthcare services, from 1997 to 2000. Mr. Dupuy began his career in 1991 with Bank of America. Mr. Dupuy holds a Bachelor of Arts in Business Administration from Furman University and a Master of Business Administration from the Owen School at Vanderbilt University. Mr. Dupuy's corporate finance and investment banking experience, along with his deep understanding of the Company and its strategy from his roles as our Chief Executive Officer and Chief Financial Officer, make him a valuable resource to our Board of Directors.

Name	Age	Background, Qualifications and Skills
Alan Gardner	69	Mr. Gardner retired from Wells Fargo in October 2015. Prior to his retirement, he was a senior relationship manager in healthcare corporate banking. He primarily covered national healthcare companies with market capitalization exceeding $5 billion, generally in the pharmaceutical, medical device and healthcare services sectors. Mr. Gardner has over 26 years of corporate and investment banking experience, with 20 years covering healthcare companies. Prior to joining Wells Fargo (Wachovia) in March 2004, Mr. Gardner was head of healthcare for FleetBoston Financial from 2003 to 2004 and was a managing director for Banc of America Securities from 1996 to 2003. During his career, Mr. Gardner has led a number of significant financing transactions for leading public healthcare companies. Mr. Gardner previously served as board member and president of Omni Montessori School in Charlotte, North Carolina, as Charlotte Chapter chair for the Impact Angel Network ("IAN"). IAN is managed by RENEW, LLC, an investment advisory and management consulting firm based in Addis Ababa, Ethiopia and Washington D.C. Mr. Gardner currently serves on the board of Feeding Avery Families, a nonprofit charitable organization serving the needy of Avery County, North Carolina. Mr. Gardner earned a B.S. and M.S. from Virginia Polytechnic Institute and State University and an M.B.A. in finance and accounting from the University of Rochester. Mr. Gardner is our Chairman of the Board, and Mr. Gardner's commercial banking, capital markets and healthcare industry experience makes him a valuable resource to our Board of Directors.
Claire Gulmi	69	Ms. Gulmi served as Executive Vice President and Chief Financial Officer of Envision Healthcare, a private company, one of the largest owner/operators of ambulatory surgery centers in the United States, and a leading provider of hospital based physician services, until her retirement in October 2017. Ms. Gulmi continued to serve as an advisor to Envision until September 2018. Prior to Envision's merger with AmSurg Corp in 2016, Ms. Gulmi served as Executive Vice President and Chief Financial Officer of AmSurg starting in 1994. She was a member of the Board of Directors of AmSurg from 2004 until the merger in 2016. From 2015 to 2017, Ms. Gulmi served on the Board of Directors and as the audit committee chair of Air Methods Corp, a $1.5 billion public company and the largest provider of air medical emergency transport services in the U.S. From 2001 to 2015 she served on the advisory board of the Bank of Nashville. Ms. Gulmi is the past board chair of the YWCA of Nashville and a past board member of Nashville Public Radio and serves on the boards of several privately held companies. She has served as board chair for the Bethlehem Centers of Nashville and has served on the boards of the Girl Scouts, the American Heart Association and All About Women. Ms. Gulmi has been named by the Nashville Business Journal as one of its Healthcare 100, was one of the 2007 winners of the Nashville Business Journal's Women of Influence and in 2011 received the Nashville Business Journal's CFO Lifetime Achievement Award. Ms. Gulmi has a BBA in Accounting and Finance from Belmont University. Ms. Gulmi's over 30 years of experience in corporate finance, accounting and healthcare makes her a valuable resource to our Board of Directors.

Name	Age	Background, Qualifications and Skills
Robert Hensley	65	Mr. Hensley has more than 40 years of experience serving public and privately-held companies across a range of industries, including healthcare, insurance, real estate and private equity capital funds. Mr. Hensley is also the principal owner of two real estate and rental property development companies. Mr. Hensley was an audit partner with Ernst & Young from 2002 to 2003. Previously, he was with Arthur Andersen, where he served as an audit partner from 1990 to 2002 and was the managing partner of their Nashville office from 1997 to 2002. His significant experience includes mergers and acquisitions, identification of enterprise and healthcare industry risks, corporate governance and forensic investigations and disputes. Since 2006, Mr. Hensley has served as a senior advisor to the healthcare and transaction advisory services groups of Alvarez and Marsal, LLC ("A&M"). Mr. Hensley also serves on the board of directors of several privately held companies. Mr. Hensley previously served as a director of Diversicare Healthcare Services, Inc. from 2005 to 2021, Capella Healthcare from 2008 to 2015, Greenway Medical Technologies from 2011 to 2013, HealthSpring, Inc. from 2006 to 2012 and Comsys IT Partners, Inc. and Spheris, Inc. from 2006 to 2010. Mr. Hensley earned a B.S. in accounting and a Master's of Accountancy from the University of Tennessee and is a Certified Public Accountant. Mr. Hensley's financial accounting, healthcare and real estate industry and transactional experience makes him a valuable resource to our Board of Directors.
Lawrence Van Horn . .	55	Professor Van Horn has been an associate professor of Economics and Management and the Executive Director of Health Affairs at the Vanderbilt University Owen Graduate School of Management ("Owen") since 2006. Professor Van Horn is a leading expert and researcher on healthcare management and economics. His current research interests focus on the role of the consumer in health care markets and the measurement of healthcare outcomes and productivity. His research on healthcare organizations, managerial incentives in nonprofit hospitals and the conduct of managed care firms has appeared in leading publications, and media. Professor Van Horn consults for national consulting firms, providers, managed care organizations, and pharmaceutical firms as well as the federal government on topics of health policy. Professor Van Horn also holds faculty appointments in the Vanderbilt University School of Medicine and Law School. Prior to his tenure at Owen, from 1996 to 2006, Professor Van Horn served as an associate professor of economics and management at the William E. Simon Graduate School of Business at the University of Rochester where he was responsible for their graduate programs in health administration. Professor Van Horn previously served on the board of directors of Quorum Health Corporation until July 2020. Professor Van Horn currently serves on the board of Harrow Inc. as Chairman of the Compensation and Governance Committees and is a member of the Audit Committee. Professor Van Horn holds a Ph.D. from the University of Pennsylvania's Wharton School and a Master's in Business Administration, a Master's in Public Health and a B.A. from the University of Rochester. Professor Van Horn's extensive knowledge and research into healthcare industry economics and governance as well as his unique experience with healthcare decision makers and business executives nationwide regarding healthcare policy make him a valuable resource to our Board of Directors.

Board Matrix

The following matrix provides information regarding the current members of our Board, including certain types of knowledge, skills, experiences and attributes which our Board believes are relevant to our business, industry or real estate investment trust ("REIT") structure. The matrix does not encompass all of the knowledge, skills, experience or attributes of such persons, and the absence of a particular knowledge, skill, experience or attribute with respect to such person does not mean the person does not possess it or is unable to contribute to the decision-making process in that area. The type and degree of knowledge, skill and experience listed below may vary.

	Cotman	Dupuy	Gardner	Gulmi	Hensley	Van Horn
Knowledge, Skills and Experience						
Public Company Board Experience			☑	☑	☑	☑
Financial	☑	☑	☑	☑	☑	☑
Risk Management	☑	☑	☑	☑	☑	☑
Accounting		☑	☑	☑	☑	
Corporate Governance/Ethics	☑	☑	☑	☑	☑	☑
Executive Experience		☑	☑	☑	☑	☑
Operations	☑	☑	☑	☑		
Strategic Planning/Oversight	☑	☑	☑	☑	☑	☑
Technology		☑		☑	☑	☑
Real Estate/REIT Industry	☑	☑		☑	☑	
Academics/Education						☑
Demographics						
Race/Ethnicity						
African American	☑					
White/Caucasian		☑	☑	☑	☑	☑
Gender						
Male		☑	☑		☑	☑
Female	☑			☑		
LGBTQ+						
Yes	☑					
No		☑	☑	☑	☑	☑
Board Tenure						
Years	1	0	8	4	8	8

Each of the persons listed above has been nominated by our Board of Directors to serve as directors for a one-year term expiring at the annual meeting of stockholders occurring in 2024. Each nominee has consented to serve on our Board of Directors. If any nominee were to become unavailable to serve as a director, our Board of Directors may designate a substitute nominee. In that case, the persons named as proxies on the accompanying proxy card will vote for the substitute nominee designated by our Board of Directors.

Required Vote

Directors are elected by the affirmative vote of a majority vote of all of the votes cast for the election of directors.

> **Our Board of Directors unanimously recommends a vote "FOR" the election of each of the six nominees for director to the Board of Directors.**

CORPORATE GOVERNANCE

Board Leadership Structure

Our Board of Directors currently consists of the following six directors: Cathrine Cotman, David Dupuy, Alan Gardner, Claire Gulmi, Robert Hensley, Lawrence Van Horn, each for a term expiring at the 2023 annual meeting. Our Board has affirmatively determined that each of Cathrine Cotman, Alan Gardner, Claire Gulmi, Robert Hensley, and Lawrence Van Horn is an "independent director" as defined under the listing rules of the NYSE, Rule 10A-3 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the Company's Corporate Governance Guidelines.

The Board considered the relationships between our directors and the Company when determining each such person's status as an "independent director" under the listing rules of the NYSE, Rule 10A-3 of the Exchange Act and the Company's Corporate Governance Guidelines, including the relationships listed below under "Certain Relationships and Related Party Transactions." The Board determined that these relationships did not affect such person's status as an "independent director." Furthermore, we are not aware of any family relationships between any director, executive officer or person nominated to become a director or executive officer.

Timothy Wallace served as our Chairman, Chief Executive Officer and President since the formation of our Company in March 2014. On February 10, 2023, Mr. Wallace took a medical leave of absence from his roles as Chairman of the Board, Chief Executive Officer and President. During Mr. Wallace's medical leave, our Lead Independent Director, Alan Gardner, performed the functions of the Chairman. On March 3, 2023, Mr. Wallace passed away, and the Board appointed Mr. Gardner to serve as Chairman of the Board. On March 6, 2023, the Board appointed Mr. Dupuy as the Company's Chief Executive Officer on a permanent basis and also appointed Mr. Dupuy to the Board to fill the vacancy created by the death of Mr. Wallace.

The Board previously combined the role of Chairman of the Board with the roles of Chief Executive and President, coupled with a Lead Independent Director position because it believed that such structure further strengthened the Board's governance structure. Following the passing of Mr. Wallace, the Board decided that oversight of the Board and attention to the Company's overall operations would be better served by having a non-executive chair lead the meetings of the Board. The Board believes that separation of the principal executive officer and the Board chair position is best for the Company so that Mr. Dupuy can fully focus on his new role as principal executive officer and has the flexibility to execute his overall management responsibilities.

As Chairman of the Board, Mr. Gardner can provide leadership to the Board without perceived conflicts associated with individual and collective interests of management. Mr. Gardner has been a director since 2015 and was the second director to join the Board following Mr. Wallace, which we believe adds weight to his independent voice and selection as Chairman of the Board. We also believe that having Mr. Gardner continue to lead the Board in an executive session (that is, a meeting of only those directors who are "independent directors" under the listing rules of the NYSE) to discuss matters outside the presence of management is an advantage for the Company.

In general, our Chairman of the Board is responsible for:

- calling and presiding at executive sessions of the independent directors;

- serving as the focal point of communication to the Board of Directors regarding management plans and initiatives;

- ensuring that the management adheres to the Board of Directors' oversight role over management operations;

- providing the medium for informal dialogue with and between independent directors, allowing for free and open communication within that group; and

- serving as the communication conduit for third parties who wish to communicate with our Board of Directors.

In addition to these specific duties, we expect our Chairman of the Board to familiarize himself with the Company and the real estate investment trust and healthcare industries in general. He also is expected to keep abreast of developments in the principles of sound corporate governance. Notwithstanding the foregoing, the Board retains the authority to combine the positions of Chairman of the Board and Chief Executive Officer if it finds that the Board's responsibilities can be better fulfilled with such structure.

The Board's Role in Risk Oversight

One of the key functions of our Board of Directors is to provide oversight of our risk management process. Our Board of Directors administers this oversight function directly, with support from its three standing committees—the Audit Committee, the Compensation Committee, and the Environmental, Social, and Governance Committee ("ESG Committee") —each of which addresses risks specific to their respective areas of oversight. In particular, our Audit Committee has the responsibility to consider and discuss our major financial risk exposures and the steps our management has taken to monitor and control these exposures, including guidelines and policies to govern the process by which risk assessment and management is undertaken. The Audit Committee also monitors compliance with legal and regulatory requirements and has oversight of the performance of our internal audit function. Our Compensation Committee assesses and monitors whether any of our compensation policies and programs has the potential to encourage excessive risk-taking. Our ESG Committee monitors the effectiveness of our corporate governance guidelines, including whether they are successful in preventing illegal or improper liability-creating conduct, and also oversees the Company's operational controls and risks regarding ESG matters.

Each committee meets regularly with management to assist it in identifying all of the risks within such committee's areas of responsibility and in monitoring and, where necessary, taking appropriate action to mitigate the applicable risks. At each Board meeting, the committee chairman of each committee that met prior to such Board meeting provides a report to the full Board on issues related to such committee's risk oversight duties, as applicable. To the extent that any risks reported to the full Board need to be discussed outside the presence of management, the Board meets in executive session to discuss these issues.

We believe the Board's approach to fulfilling its risk oversight responsibilities complements its leadership structure. Our Chairman of the Board reviews whether Board committees are addressing their risk oversight duties in a comprehensive and timely manner. Our Chief Executive Officer is able to assist these committees in fulfilling their duties by (1) requiring that our management team provide these committees with all requested reports and other information as well as with access to our employees and (2) implementing recommendations of the various Board committees to mitigate risk. At the same time, our Chairman of the Board is able to lead an independent review of the risk assessments developed by management and reported to the committees.

Our Board held four meetings during 2022. In 2022, our directors attended all of our Board meetings and at least 75% of the meetings of the committees on which they served. The members who are "independent directors" met in executive session four times during 2022.

We do not have a policy requiring director attendance at our annual stockholder meeting. Messrs. Wallace, Van Horn and Hensley attended our 2022 annual stockholder meeting.

Committees of the Board of Directors

Our Board of Directors has three standing committees: an Audit Committee, a Compensation Committee and an ESG Committee. The principal functions of each committee are described below. We currently comply, and we intend to continue to comply, with the listing requirements and other rules and regulations of the NYSE and each of these committees are comprised exclusively of independent directors. Additionally, our Board of Directors may from time to time establish certain other committees to facilitate the management of our Company.

Audit Committee

Our Audit Committee consists of Ms. Cotman, Ms. Gulmi, and Mr. Hensley, all of whom are independent directors, with Mr. Hensley serving as the chairman. Ms. Gulmi and Mr. Hensley each qualify as an "audit committee financial expert" as that term is defined by the applicable SEC regulations and NYSE corporate governance listing standards. Our Board of Directors has determined that each of the Audit Committee members is "financially literate" as that term is defined by the NYSE corporate governance listing standards. We have adopted an Audit Committee Charter, which details the principal functions of the Audit Committee, including oversight related to:

- our accounting and financial reporting processes;

- the integrity of our consolidated financial statements and financial reporting process;

- our system of disclosure controls and procedures and internal control over financial reporting;

- our compliance with financial, legal and regulatory requirements;

- the evaluation of the qualifications, independence and performance of our independent registered public accounting firm;

- reviewing the adequacy of our Audit Committee Charter on an annual basis;

- the performance of our internal audit function; and

- our overall financial risk profile.

The Audit Committee is also responsible for engaging an independent registered public accounting firm, reviewing with the independent registered public accounting firm the plans and results of the audit engagement, approving professional services provided by the independent registered accounting firm, including all audit and non-audit services, reviewing the independence of the independent registered public accounting firm, considering the range of audit and non-audit fees and reviewing the adequacy of our internal accounting controls.

The Audit Committee met four times in 2022. A copy of the charter of our Audit Committee is available on the investor relations webpage of our website, *http://investors.chct.reit*.

Compensation Committee

Our Compensation Committee consists of Mr. Gardner, Ms. Gulmi, and Mr. Van Horn, all of whom are "independent directors" as defined in NYSE Rule 303A.02, with Ms. Gulmi serving as chairperson. Further, each member of the Compensation Committee is a "non-employee director" as defined in Rule 16b-3 promulgated under the Exchange Act. We have adopted a Compensation Committee Charter, which details the principal functions of the Compensation Committee, including:

- reviewing and recommending to our Board of Directors on an annual basis the corporate goals and objectives relevant to our chief executive officer's compensation, evaluating our chief executive officer's performance in light of such goals and objectives and determining and approving the remuneration of our chief executive officer based on such evaluation;

- reviewing and recommending to our Board of Directors the compensation, if any, of all of our other executive officers;

- evaluating our executive compensation policies and plans;

- assisting management in complying with our proxy statement and annual report disclosure requirements;

- administering our incentive plans;

- reviewing and recommending to our Board of Directors policies with respect to incentive compensation and equity compensation arrangements;

- reviewing the competitiveness of our executive compensation programs and evaluating the effectiveness of our compensation policy and strategy in achieving expected benefits to us;

- evaluating and overseeing risks associated with compensation policies and practices;

- reviewing and recommending to our Board of Directors the terms of any employment agreements, severance arrangements, change in control protections, and any other compensatory arrangements for our executive officers;

- reviewing the adequacy of its Compensation Committee Charter on an annual basis;

- producing a report on executive compensation to be included in our annual proxy statement as required; and

- reviewing, evaluating and recommending changes, if appropriate, to the remuneration for directors.

The Compensation Committee met four times in 2022. A copy of the charter of our Compensation Committee is available on the investor relations webpage of our website, *http://investors.chct.reit*.

Environmental, Social, and Governance Committee

Our ESG Committee consists of Ms. Cotman and Messrs. Van Horn and Gardner, all of whom are "independent directors" as defined in NYSE Rule 303A.02, with Mr. Van Horn serving as chairman. We have adopted an ESG Committee charter, which details the principal functions of the ESG Committee, including:

- identifying, evaluating and recommending to the full Board of Directors qualified candidates for election as directors and recommending nominees for election as directors at the annual meeting of stockholders;

- developing and recommending to the Board of Directors corporate governance guidelines and implementing and monitoring such guidelines;

- reviewing and making recommendations on matters involving the general operation of the Board of Directors, including Board size and composition, and committee composition and structure;

- evaluating and recommending to the Board of Directors nominees for each committee of the Board of Directors;

- annually facilitating the assessment of the Board of Directors' performance as a whole and of the individual directors, as required by applicable law, regulations and the NYSE corporate governance listing standards;

- considering nominations by stockholders of candidates for election to our Board of Directors;

- considering and assessing the independence of members of our Board of Directors;

- developing, as appropriate, a set of corporate governance principles, and reviewing and recommending to our Board of Directors any changes to such principles;

- periodically reviewing our policy statements and overseeing and recommending to our Board of Directors for approval the Company's policies regarding ESG matters, including the Company's Corporate Environmental Policy, Human Capital Support & Development Policy, Human Rights Policy, and Environmental/Social/ Governance Guidelines;

- reviewing and recommending to our Board of Directors the Company's overall general strategy and initiatives regarding ESG matters;

- overseeing and reviewing the Company's operational controls and risks regarding ESG matters, including ensuring that the employee responsible for leading the Company's environment management system reports directly to our Chief Executive Officer or Board of Directors, and discussing with our Board of Directors and management the steps taken to manage risks associated with ESG matters and their impact on the environment, the community and employees;

- reviewing, assessing, and reporting to our Board of Directors at least annually on the Company's performance and reporting standards regarding ESG matters, including the Company's internal and external communications and disclosures;

- reporting to our Board of Directors on current and emerging topics relating to ESG matters that may affect the business and performance of the Company or are otherwise pertinent to the Company;

- advising our Board of Directors on stockholder proposals and other significant stakeholder concerns relating to ESG matters; and

- reviewing, at least annually, the adequacy of its ESG Committee Charter.

When evaluating director candidates, the ESG Committee's objective is to craft a Board composed of individuals with a broad and diverse mix of backgrounds and experiences and possessing, as a whole, all of the skills and expertise necessary to guide a company like us in the prevailing business environment. The ESG Committee uses the same criteria to assess all candidates for director, regardless of who proposed the candidate. The ESG Committee considers whether the candidate possesses the following qualifications and qualities:

- independence for purposes of the NYSE rules and SEC rules and regulations, and a record of honest and ethical conduct and personal integrity;

- experience in the healthcare, real estate and/or public real estate investment trust industry or in finance, accounting, legal or other professional disciplines;

- ability to represent the interests of all of our stakeholders; and

- ability to devote time to the Board of Directors and to enhance their knowledge of our industry.

Although the ESG Committee and the Board does not have a formal policy specifying how diversity of background and personal experience should be applied in identifying or evaluating director candidates, to help ensure that the Board remains aware of and responsive to the needs and interests of our stockholders, employees and other stakeholders, the ESG Committee and the Board believes identifying highly qualified individuals from diverse backgrounds and experiences is important to the success of the business, in addition to promoting better corporate governance and effective decision-making. When evaluating the current directors and considering the nomination of new directors, the ESG Committee makes an effort to ensure the composition of the Board reflects a broad diversity of experience, profession, expertise, skill, education and background, including gender, racial, ethnic, and/or cultural diversity. The Board and the ESG Committee are committed to ensuring the Board functions effectively and with appropriate diversity and expertise, including women and minorities. Accordingly, as of the date of this proxy statement, 33% of our directors are women or minorities.

The ESG Committee met four times in 2022. A copy of the charter of the ESG Committee is available on the investor relations webpage of our website, *http://investors.chct.reit*. Our Corporate Governance Guidelines and Code of Ethics and Business Conduct are also available on the investor relations webpage of our website, *http://investors.chct.reit*. If we make any substantive amendment to the Code of Ethics and Business Conduct or grant any waiver, including any implicit waiver, from a provision of the Code of Ethics and Business Conduct to certain executive officers, we are obligated to disclose the nature of such amendment or waiver, the name of the person to whom any waiver was granted, and the date of waiver on our website or in a report on Form 8-K filed with the SEC. Since the Company's inception, there have been no such waivers. On October 28, 2021, in connection with its periodic review of the Code of Ethics and Business Conduct, our Board of Directors amended the Code of Ethics and Business Conduct. The amendments include, among other things, clarification that the Company's chief financial officer shall serve as its chief compliance officer, the addition of guidelines on anti-bribery, anti-corruption, gifts, entertainment and suppliers, updated committee names and updated public disclosure guidelines for internal monitoring, whistleblower or reporting systems. Further, in 2021 and going forward, the ESG Committee proposed, and the Board adopted, a requirement that the approval of our majority of stockholders is required in order for the Company to materially modify our capital structure.

In addition, we have adopted a number of ESG policies including (i) ESG Guidelines to guide our sustainability efforts and monitor our performance; (ii) a Corporate Environmental Policy, which sets forth our commitment to implementing environmentally sustainable best practices for our own operations, and to assist our tenants in their efforts to address their environmental concerns; (iii) a Human Capital Support and Development Policy, which sets forth our commitment to invest significant time and resources in supporting and developing our employees; and (iv) a Human Rights Policy, which sets forth our commitment to the protection and advancement of human rights and to ensuring that all members of our team function with integrity. These policies are available on the investor relations webpage of our website, *http://investors.chct.reit.*

Most recently, we have adopted a new Environmental Management System ("EMS") as the framework to drive value and results through improved ESG performance. The EMS, among other things, provides specific targets for reduction in GHG emissions, water consumption, and utility usage along with various policies that support sustainable building

construction, management, and waste. Currently, we are tracking these data for that portion of our portfolio in which we have operational control and disclosing through GRESB. Our policy is in general alignment with UN Sustainability Goals and with the International Organization for Standardization ("ISO") 14001 and 50001 standards that follows the "Plan-Do-Check-Act" model. In addition, our buildings' energy information is monitored through the ENERGY STAR Portfolio Manager, where energy and water usage data is tracked on a monthly basis. We intend to report 2023 data in a forthcoming corporate sustainability report that will provide details on our progress related to our ESG goals.

The current members of the Board propose nominees for election to the Board. In addition, the ESG Committee will also consider candidates that stockholders and others recommend. Stockholder recommendations should be addressed to: David H. Dupuy, Corporate Secretary, 3326 Aspen Grove Drive, Suite 150, Franklin, Tennessee 37067. Your recommendations must be submitted to us no earlier than October 19, 2023, nor later than 5:00 p.m., Eastern Time, on November 18, 2023, for consideration as a possible nominee for election to the Board at our 2024 annual meeting.

On November 2, 2020, the Board adopted certain amendments to the Company's Bylaws which altered the procedures by which a stockholder may nominate persons to the Board of Directors. The Board adopted an amendment to Article II, Section 12 of its Bylaws to allow proxy access for director nominations for a stockholder, or a group of no more than twenty stockholders, that holds at least 3% of the Company's stock, and have held such stock for at least three years.

The Board has not adopted a formal procedure that you must follow to send communications to it, but it does have informal procedures, described below, which it believes adequately facilitate stockholder and other interested party communications with the Board. Stockholders and other interested parties can send communications to the Board by contacting David H. Dupuy, our Corporate Secretary, in one of the following ways:

- By writing to Community Healthcare Trust Incorporated, 3326 Aspen Grove Drive, Suite 150, Franklin, Tennessee, 37067, Attention: Corporate Secretary;

- By e-mail to investorrelations@chct.reit; or

- By phone at 615-771-3052.

If you request information or ask questions that can be more efficiently addressed by management, Mr. Dupuy will respond to your questions instead of the Board. He will forward to the Audit Committee any communication concerning employee fraud or accounting matters and will forward to the full Board any communication relating to corporate governance or those requiring action by the Board of Directors. A stockholder or interested party may communicate directly with Mr. Gardner, our Chairman of the Board, by sending a confidential letter addressed to his attention at 3326 Aspen Grove Drive, Suite 150, Franklin, Tennessee, 37067.

Director Compensation

The Compensation Committee recommends the compensation for our non-employee directors; our full Board approves or modifies the recommendation. Any modifications are implemented after the annual meeting. Directors who are also employees, currently only Mr. Dupuy, receive no additional compensation for their service as a director, but are reimbursed for any direct board related expenses. Annual compensation of non-employee directors may be a combination of cash and restricted stock at levels set by the Compensation Committee.

The Company expects to meet every three years with a compensation consultant to discuss director compensation trends. The consultant may also attend Compensation Committee meetings periodically. The Compensation Committee retained Ferguson Partners ("FP") as its independent compensation consultant in 2020 to advise it regarding market trends and practices in director compensation and with respect to specific compensation decisions. FP provided a report to the Compensation Committee in 2021 and discussed the report with the chair of the committee. FP received a fee of $17,500 for its compensation consulting services provided to the Compensation Committee in 2021 with respect to director compensation.

Cash compensation

Each non-employee director receives an annual retainer, and chairpersons of our board committees and the lead independent director receive additional annual retainers. The annual retainers are payable after each annual meeting of our stockholders. Director compensation may be adjusted by the Compensation Committee based on an evaluation of director

compensation at peer companies. In February 2021, the Compensation Committee approved an increase in the annual cash retainer from $40,000 to $50,000 per year, beginning with the retainer earned at the 2021 annual meeting. Additionally, the chairs of the Audit Committee, the Compensation Committee and the ESG Committee and the lead independent director receive additional annual retainers. In February 2021, the Compensation Committee approved an increase in the annual cash retainer of the Audit Committee Chair from $15,000 to $20,000, increases in the annual cash retainers of each of the Compensation Committee Chair and ESG Committee Chair from $10,000 to $17,500, and an increase in the lead independent director annual cash retainer from $17,500 to $25,000. We ceased having a separate lead independent director on March 3, 2023, when Mr. Gardner was appointed as Chairman of the Board following Mr. Wallace's death. Going forward, the retainers previously payable to our lead independent director will be payable to our Chairman of the Board.

Each year, non-employee directors may elect to acquire shares of restricted stock with all or a portion of each of their retainers. These shares are issued 10 business days following the date of our annual meeting of stockholders. The number of shares of restricted stock to be acquired is determined by dividing the total amount of annual retainer the director elected to use to acquire shares by the average price of shares of common stock for the immediately preceding 10 trading days. Pursuant to the Company's Second Amended and Restated Alignment of Interest Program (the "Second Amended and Restated Alignment of Interest Program"), each director who makes an election to acquire shares of restricted stock with all or a portion of their retainers will be awarded additional shares, at no additional cost to the director, according to the following multiples:

Duration of Restriction Period	Restriction Multiple
1 year	0.2x
2 years	0.4x
3 years	0.6x

Accordingly, for example, if a non-employee director elects to acquire shares of restricted stock in lieu of cash compensation that is equivalent in value to 1,000 shares of common stock and the director elected a three-year restriction period for such restricted stock, the non-employee director would receive the 1,000 shares of restricted stock plus an award of 600 shares of restricted common stock for electing to subject his or her restricted stock to a three-year restriction period, resulting in a total receipt of 1,600 shares of restricted stock, all of which would be subject to a three-year cliff vesting schedule whereby no shares vest until the third anniversary of the date of grant, at which time 100% of the shares of restricted stock will vest.

The restriction period subjects the shares purchased by the director and the additional shares awarded by the Company to the risk of forfeiture in the event that a director voluntarily resigns or is removed by the stockholders prior to the vesting of these shares. All unvested shares will be forfeited if such non-employee director voluntarily resigns or is removed by the stockholders for any reason prior to vesting. During the restriction periods described above, the restricted shares may not be sold, assigned, pledged, or otherwise transferred. Subject to the risk of forfeiture and transfer restrictions, non-employee directors have all rights as stockholders with respect to restricted shares, including the right to vote and receive dividends or other distributions on such shares.

Stock Awards

Each non-employee director is also awarded an annual grant of shares of restricted stock. Our goal is to have a minimum of 60% to 75% of the aggregate total compensation for our non-employee directors paid in the form of restricted stock having a restriction period of up to three years. Directors are not entitled to receive additional shares through a restriction multiple for these awards.

In February 2021, the Compensation Committee approved an increase in the annual equity award, whereby, beginning with the 2021 annual meeting, each non-employee director will receive an annual equity award of restricted stock with an aggregate market value of $100,000 at the conclusion of each annual stockholders' meeting, an increase from $75,000 in 2020. These shares are subject to a three-year cliff vesting schedule whereby no shares vest until the third anniversary of the date of grant, at which time 100% of the shares of restricted stock will vest. During the restriction period described above, the restricted shares may not be sold, assigned, pledged, or otherwise transferred. Additionally, such non-employee director must forfeit such equity award if the non-employee director voluntarily resigns or is removed for any reason during the three-year restriction period. Subject to the risk of forfeiture and transfer restrictions, non-employee directors have all rights as stockholders with respect to restricted shares, including the right to vote and receive dividends or other distributions on such shares.

2022 Director Compensation

The following table sets forth compensation paid during 2022 to each of our non-employee directors:

Name(1)	Fees Earned or Paid		Stock Awards(3)	All Other Compensation	Total
	Fees Paid in Cash	Fees Paid in Stock(2)			
Alan Gardner	$ —	$ 75,000	$ 142,734	$ —	$ 217,734
Claire Gulmi	$ —	$ 67,500	$ 138,449	$ —	$ 205,949
Robert Hensley	$ 20,000	$ 50,000	$ 128,498	$ —	$ 198,498
Lawrence Van Horn	$ —	$ 65,000	$ 137,032	$ —	$ 202,032
Cathrine Cotman	$ —	$ 50,000	$ 128,498	$ —	$ 178,498

(1) Mr. Wallace was our other director in 2022 and was also a full-time employee whose compensation is discussed below under the section titled "Summary Compensation Table." Mr. Wallace received no additional compensation for his service as a director.

(2) This column represents non-employee director annual retainer and additional annual retainer amounts, approximately 94% of which was paid in shares of our restricted common stock in lieu of cash. All of the shares are subject to a three-year cliff vesting schedule whereby no shares vest until the third anniversary of the date of grant, at which time 100% of the shares of restricted stock will vest, subject to the director's continuing service as a director of the Company.

(3) Represents the grant date fair value computed in accordance with FASB ASC Topic 718 of awards of restricted stock to the non-employee directors under the 2014 Incentive Plan, or the 2022 Director Awards. The dollar value of the 2022 Director Awards was based upon the grant date price of our common stock, which was $37.13 on May 5, 2022. This column also includes the amount of the grant date value of the shares received in accordance with restriction multiples with respect to the deferral of director retainer amounts based on the price of our common stock of $35.93 on the determination date, May 20, 2022. All of the shares are subject to a three-year cliff vesting schedule whereby no shares vest until the third anniversary of the date of grant, at which time 100% of the shares of restricted stock will vest, subject to the director's continuing service as a director of the Company.

We also reimburse our directors for expenses they incur in connection with their service on our Board, such as director education, travel and lodging expenses.

COMPENSATION DISCUSSION AND ANALYSIS

This Compensation Discussion and Analysis describes the material elements of the Company's named executive officer compensation program and analyzes the compensation decisions made for our executive officers included in the Summary Compensation Table beginning on page 30 (the "named executive officers").

2022 Named Executive Officers

Our named executive officers for 2022 were:

Timothy Wallace—Chief Executive Officer and President[1]

David Dupuy—Chief Financial Officer and Executive Vice President[2]

Leigh Ann Stach—Chief Accounting Officer and Executive Vice President

Timothy L. Meyer—Executive Vice President-Asset Management

Because only four individuals served as our executive officers (as defined in Exchange Act Rule 3b-7) at any time during 2022, we have only four named executive officers for 2022.

[1] Mr. Wallace served as Chief Executive Officer and President until taking a medical leave of absence on February 10, 2023. Mr. Wallace passed away on March 3, 2023.

[2] Our Board of Directors appointed Mr. Dupuy as Interim Chief Executive Officer during Mr. Wallace's medical leave of absence, effective as of February 10, 2023. On March 6, 2023, our Board of Directors appointed Mr. Dupuy to serve as Chief Executive Officer on a permanent basis. Mr. Dupuy will continue to serve as the Company's Chief Financial Officer until a successor is chosen for that position.

2022 Highlights

We believe that 2022 was a successful year for the Company. Our named executive officers continued to execute our business plan during 2022 and built upon our operating and financial performance results achieved since we became a publicly traded company after our initial public offering in May 2015.

Our operating and financial performance highlights in 2022 included:

- Achieving net income of $0.81 per diluted share, FFO of $2.24 per diluted share and AFFO of $2.49 per diluted share, compared to net income of $0.87 per diluted share, FFO of $2.20 per diluted share and AFFO of $2.35 per diluted share in 2021;

- Acquiring eighteen (18) real estate properties for an aggregate purchase price of approximately $97.1 million with estimated yields ranging from 9.00% to 10.25%. These properties were approximately 98.9% leased with lease expirations through 2037;

- Adding a new seven-year and three-month $150.0 million term loan facility, with proceeds used to refinance our $50.0 million term loan facility that was set to mature on March 29, 2024, to acquire additional properties, and to repay amounts outstanding under our revolving credit facility. Also entered into interest rate swaps to fix the interest rate on the new term loan facility and transitioned our borrowings under our credit facility from London Inter-bank Offered Rate ("LIBOR") to the Secured Overnight Financing Rate ("SOFR"); and

- Maintaining low leverage levels with a debt-to-total capitalization ratio (debt plus stockholders' equity plus accumulated depreciation) of approximately 34.8%.

Reconciliations of FFO and AFFO are provided in *Appendix A* beginning on page 46 of this proxy statement.

Comprehensive Compensation Policy

We believe that the compensation of our executive officers aligns their interests with those of the stockholders in a way that encourages prudent decision-making, links compensation to our overall performance, provides a competitive level of total compensation necessary to attract and retain talented and experienced executive officers and motivates the executive officers to contribute to our success.

All of our executive officers are eligible to receive performance-based compensation under the 2014 Incentive Plan as amended by Amendment No. 1 to the 2014 Incentive Plan, Amendment No. 2 to the 2014 Incentive Plan, and Amendment No. 3 to the 2014 Incentive Plan (as so amended, our 2014 Incentive Plan).

We use a combination of allowing the acquisition of shares of restricted stock in connection with grants of restricted stock as the primary means of delivering long-term compensation to our executive officers. Shares of restricted stock are forfeitable until the lapse of the applicable restrictions. We believe that restricted stock with long vesting periods align the interests of executive officers and stockholders and provide strong incentives to our executive officers to achieve long-term growth in our business, grow the value of our common stock and maintain or increase our dividends.

The executive officers personally benefit from these efforts through their restricted stock, which pay dividends at the same rate as unrestricted stock and increase in value as the value of unrestricted stock increases. However, the Company's executive officers essentially have to earn this equity compensation twice: the first time through their efforts to meet the initial performance criteria necessary to receive the restricted stock; and the second time by continued service and increasing share value through the at-risk vesting period.

Substantially all of our executive officers' compensation is tied to the value of our common stock since the officers have elected to receive restricted stock in lieu of cash compensation. Therefore, if we have superior long-term operating performance, our executive officers, through their restricted stock, will eventually receive more value, due to increases in the price of our common stock, than if they had been paid in cash. Conversely, if we have inferior long-term operating performance, our executive officers through their restricted stock will eventually receive less value, due to decreases in the price of our common stock, than if they had been paid in cash.

Our Compensation Committee determines the restrictions for each award granted pursuant to the 2014 Incentive Plan. Restrictions on the restricted stock may include time-based restrictions, the achievement of specific performance goals, or the occurrence of a specific event. Vesting of restricted stock will generally be subject to cliff vesting periods ranging from three to eight years and will be conditioned upon the participant's continued employment, among other restrictions that may apply.

If the performance goals are not achieved or the time-based restrictions do not lapse within the time period provided in the award agreement, the participant will forfeit his or her unvested restricted stock.

Compensation Methodology

Compensation Committee's Governance

The Board established the Compensation Committee to carry out the Board's responsibilities to administer our compensation programs. The Compensation Committee has the final decision-making authority for the compensation of our executive officers. The Compensation Committee operates under a written charter adopted by the Compensation Committee and approved by the Board. The charter is available in the investor relations section of our website (*http:// investors.chct.reit*).

Our Compensation Committee has independent authority to engage outside consultants and obtain input from external advisers as well as our management team or other employees.

The Compensation Committee may retain any independent counsel, experts or advisors that it believes to be desirable and appropriate. The Compensation Committee may also use the services of the Company's regular legal counsel or other advisors to the Company. The Compensation Committee undertakes an independent assessment prior to retaining or otherwise selecting any independent counsel, compensation consultant, search firm, expert or other advisor that will provide advice to it, taking such factors into account and as otherwise may be required by the NYSE from time to time. On

at least an annual basis, the Compensation Committee evaluates whether any work performed by any compensation consultant raised any conflict of interest.

The Compensation Committee retained Ferguson Partners ("FP") as its independent compensation consultant in 2022 to advise it regarding market trends and practices in executive compensation and with respect to specific compensation decisions. The Compensation Committee expects to meet at least annually with a compensation consultant to discuss executive compensation trends. The consultant may also attend Compensation Committee meetings periodically. FP met with the chair of the Compensation Committee in 2022, during and in which it provided a review of recent trends and developments in executive compensation practices within the Company's industry and in general. FP received a fee of $22,500 for its compensation consulting services provided to the Compensation Committee in 2022 with respect to annual and long-term executive compensation.

Our Chief Executive Officer may attend Compensation Committee meetings (except for executive sessions where his compensation is discussed) as requested by the Compensation Committee. No executive officer is in attendance when his or her compensation is considered. Our Chief Executive Officer may provide recommendations with respect to compensation for the executive officers other than himself. The Compensation Committee considers these recommendations, but may approve, reject or adjust them as it deems appropriate.

Compensation Risk Assessment

The Compensation Committee believes its compensation policies and practices do not promote excessive risk-taking and are not likely to have a material adverse effect on the Company. In particular, the Compensation Committee believes that the following factors mitigate excessive risk-taking by the named executive officers:

- The use of restricted stock, with long vesting periods during which the stock cannot be sold, margined, pledged or otherwise hypothecated, provides an incentive to the named executive officers to make decisions that contribute to long-term growth of the Company, the stability of Net Operating Income ("NOI"), and the delivery of dividends to stockholders.

- The maximum potential cash and stock incentive payments are capped at levels such that total compensation would remain comparable within the peer group.

- The Compensation Committee retains broad discretionary authority to adjust annual awards and payments, which further mitigates risks associated with the Company's compensation plans and policies.

Peer Group

For 2022, the Compensation Committee, based on FP's recommendation, used the companies listed below as the peer group against which to measure the Company's relative three-year and five-year Total Shareholder Return ("TSR") performance. The peer group is selected each year in accordance with the Amended and Restated Executive Officer Incentive Program. The Amended and Restated Executive Officer Incentive Program provides a mechanism for determining the peer group, which the Compensation Committee believes provides for the most closely comparable companies with respect to market capitalization and appropriate pay levels. In determining our peer group, all publicly-traded equity REITs are sorted by market capitalization. Additional criteria used can include industry segment, asset base, externally/internally managed and years of operating history. The Compensation Committee, based on FP's recommendations, makes discretionary adjustments to include or exclude companies in the peer group to capture the Company's closest competitors and to adjust for events such as mergers that might occur during the period. The following companies comprised the peer group for 2022:

Physicians Realty Trust	One Liberty Properties, Inc.
National Health Investors, Inc.	CatchMark Timber Trust, Inc.
LTC Properties, Inc.	NETSTREIT Corp.
CareTrust REIT, Inc.	UMH Properties, Inc.
Easterly Government Properties, Inc.	Clipper Realty, Inc.
City Office REIT, Inc.	Plymouth Industrial REIT, Inc.

The Compensation Committee determines the peer group each year and compares the compensation of the peer group for the year preceding the applicable year.

Material Components of Compensation

Elements of Pay

In 2022, the Company's compensation program for its named executive officers consisted of the following key elements:

- Annual base salaries;

- Elective acquisition of restricted shares with corresponding restricted share grants, allowing named executive officers to increase their ownership portion in the Company;

- Annual performance-based awards of cash, restricted stock, or a combination of both;

- Long-term equity incentive awards of restricted stock; and

- Perquisites and retirement benefits.

Annual Base Salary

Each of our named executive officers has an employment agreement that establishes his or her base salary. Adjustments to base salary are determined by the Compensation Committee and are based upon a review of a variety of factors, including:

- individual and Company performance, measured against quantitative and qualitative goals, such as growth, asset quality and other matters;

- duties and responsibilities, as well as the named executive officer's experience;

- the types and amount of each element of compensation to be paid to the named executive officer;

- salary levels of persons holding similar positions at companies included in our peer group; and

- annual inflation rate in the United States.

The base salary of the Company's named executive officers for 2023 and 2022, before any elective deferral of cash for restricted stock, is as follows:

Named Executive Officer	2023 Base Salary		2022 Base Salary	
Timothy G. Wallace	$	863,295	$	794,200
David H. Dupuy	$	529,586	$	487,200
Leigh Ann Stach	$	446,214	$	410,500
Timothy L. Meyer	$	339,579	$	312,400

Pursuant to the Second Amended and Restated Alignment of Interest Program described below, executive officers may elect to utilize any cash compensation they receive to acquire shares of restricted stock. In the event that an executive officer elects to acquire shares of restricted stock, rather than cash compensation, the officer will be awarded shares of restricted stock pursuant to the Second Amended and Restated Alignment of Interest Program, subject to a three-, five-, or eight- year cliff-vesting schedule, depending on the officer's election. Each executive officer who makes this election will be awarded the additional restricted common stock award, subject to the restrictions, at no additional cost to the officer, according to the multiple-based formula set forth on page 21 of this proxy statement.

2014 Incentive Plan

Awards may be made in the form of restricted stock or cash under our 2014 Incentive Plan. The purposes of the 2014 Incentive Plan are to attract and retain qualified persons upon whom, in large measure, our sustained progress, growth and profitability depend; to motivate the participants to achieve long-term Company goals; and to more closely align the participants' interests with those of our other stockholders by providing them with a proprietary interest in our growth and performance.

Our executive officers, non-executive officers, employees, consultants and non-employee directors may be eligible to participate in the 2014 Incentive Plan as determined by the Compensation Committee. As of March 2, 2023, the number of shares of our common stock available for issuance under the 2014 Incentive Plan is 466,147.

The 2014 Incentive Plan is administered by our Compensation Committee, which interprets the 2014 Incentive Plan and has broad discretion to select the eligible persons to whom awards will be granted, as well as the type, size and terms and conditions of each award, including the amount of cash or number of shares subject to awards and the expiration date of, and the vesting schedule or other restrictions (including, without limitation, restrictive covenants) applicable to, awards. However, during a calendar year, no participant may receive awards intended to comply with the performance-based compensation requirements of Section 162(m) of the Internal Revenue Code of 1986, as amended (the "Code"), which exceed 150,000 shares of common stock.

Unless the 2014 Incentive Plan is terminated earlier by our Board of Directors, the 2014 Incentive Plan will automatically terminate on March 31, 2024. Awards granted before the termination of the 2014 Incentive Plan may extend beyond that date in accordance with their terms.

The two distinct programs applicable to executive officers under the 2014 Incentive Plan are the Second Amended and Restated Alignment of Interest Program and the Second Amended and Restated Executive Officer Incentive Program. In addition, we believe it is in the best interests of our stockholders to encourage all executive officers to increase their equity position in the Company to promote share ownership and further align employee and stockholder interests and have therefore adopted stock ownership guidelines with respect to our executive officers and directors.

Second Amended and Restated Alignment of Interest Program

The Company's Second Amended and Restated Alignment of Interest Program, under the 2014 Incentive Plan, is designed to provide the Company's executive officers with an incentive to remain with the Company and to incentivize long-term growth and profitability. The original Alignment of Interest Program was amended in November 2016 by the Company's Board of Directors to, among other items, reserve 500,000 shares of the Company's common stock to be acquired by employees and directors pursuant to elections to acquire restricted stock with their compensation. On May 5, 2022, the Company's Board of Directors adopted the Second Amended and Restated Alignment of Interest Program to reserve an additional 500,000 shares of the Company's common stock (for an aggregate of 1,000,000 shares of the Company's common stock) to be acquired by employees and directors pursuant to elections to acquire restricted stock with their compensation.

Pursuant to the Second Amended and Restated Alignment of Interest Program, executive officers may elect to acquire restricted stock in lieu of up to 100% of any compensation otherwise payable in cash under their employment agreements. The executive officer must elect his or her participation level and the applicable vesting period for the upcoming year no later than December 31 of the then-current year. The number of shares of restricted stock to be acquired will be determined as of January 15 of the year following the election or, if such date is not a trading day, on the trading day immediately before January 15 by dividing the total of the named executive officer's elected deferred salary, cash bonus or other compensation by the average price of our common stock for the 10 trading days immediately preceding the determination date. If the dollar amount of any reduced salary, cash bonus or other compensation has not been determined by January 15, then the determination date will be the 10th business day following the date on which the amount of such cash compensation is fixed and determined. Payments of restricted stock in lieu of compensation otherwise payable in cash will be made immediately thereafter.

To the extent an executive officer elects to acquire stock in lieu of cash compensation, the executive officer is entitled to receive an award of restricted stock pursuant to the Second Amended and Restated Alignment of Interest Program, subject to a three, five or eight-year cliff vesting schedule, depending on each executive officer's election. Each executive officer who makes this election is awarded the stock award at no cost to the executive officer, according to the following multiple-based formula:

Duration of Restriction Period	Restriction Multiple
3 years	0.3x
5 years	0.5x
8 years	1.0x

Accordingly, for example, if an executive officer elects to acquire shares of restricted stock in lieu of cash compensation that is equivalent in value to 1,000 shares of common stock and the executive officer elected an eight-year restriction period for such restricted stock, the executive officer would receive the 1,000 shares of restricted stock plus an award of 1,000 shares of restricted stock for electing to subject his or her restricted stock to an eight-year restriction period, resulting in a total receipt of 2,000 shares of restricted stock, all of which would be subject to an eight-year cliff vesting schedule whereby no shares vest until the eighth anniversary of the date of grant, at which time 100% of the shares of restricted stock will vest.

The restriction period subjects the shares acquired by the executive officer and the additional shares awarded by the Company to the risk of forfeiture in the event that the executive officer voluntarily terminates employment or is terminated for cause from employment with the Company, as those terms are described below, prior to the vesting of the shares. All unvested shares will be forfeited if such executive officer voluntarily terminates employment or is terminated for cause prior to vesting. During the restriction periods described above, the restricted shares may not be sold, assigned, pledged or otherwise transferred. Subject to the risk of forfeiture and transfer restrictions, executive officers have all rights as stockholders with respect to restricted shares, including the right to vote and receive dividends or other distributions on such shares.

All executive officers have elected to take 100% of their base salary and acquire shares of restricted stock since the Company's initial public offering, or since joining the Company.

Second Amended and Restated Executive Officer Incentive Program

We also have a Second Amended and Restated Executive Officer Incentive Program under the 2014 Incentive Plan pursuant to which our executive officers may earn performance-based awards in the form of cash and/or restricted stock. Any awards under the Second Amended and Restated Executive Officer Incentive Program and its interpretation and operation are subject to the discretion of the Compensation Committee.

The Second Amended and Restated Executive Officer Incentive Program is designed to directly link compensation to performance. The Company believes that the combination of operating metrics and shareholder returns provides the best incentive structure for the growth of long-term shareholder value.

Through the Second Amended and Restated Executive Officer Incentive Program, our named executive officers are rewarded for attaining targeted individual performance, targeted company performance and relative TSR performance. For 2022, approximately 82.3% of the aggregate total compensation for our named executive officers was paid in the form of performance-based compensation, all of which was in restricted stock with cliff vesting periods of eight years.

The Compensation Committee believes that this further demonstrates alignment of the interests of our named executive officers with that of the Company's shareholders.

2022 Annual Incentive Rewards

The Compensation Committee takes the named executive officer's base salary levels into account when it establishes each executive's potential incentive award, with the intent that each executive's targeted annual cash or stock opportunity is competitive, and that each executive has a meaningful upside annual cash or stock compensation opportunity for performance excellence. We believe this compensation philosophy is consistent with our pay-for-performance culture and our compensation objective of linking pay to performance.

Individual Performance Awards

The Compensation Committee grants awards of cash, stock, or a combination of both under the 2014 Incentive Plan based on each executive officer's individual performance, and may determine all terms of the award, including to whom, and the time or times at which, individual performance awards may be granted, the number of shares, units or other rights subject to each individual performance award, the exercise, base or purchase price of such individual performance award (if any), the time or times at which such individual performance award will become vested, exercisable or payable, the performance criteria, goals and other conditions of the individual performance award, and the duration of the individual performance award. Key metrics used to measure individual performance include:

- Business development activity—this includes the acquisition of new properties, development of relations with potential tenants and development of relationships with providers who may become recurring clients of the Company;

- Leasing activity—this includes working with tenants as existing leases are set to expire; working with tenants as they need additional space or have other needs; working with tenants on the collection of receivables; working with potential tenants and brokers to fill vacancies as they arise; and working to increase overall portfolio rental rates and weighted average remaining lease term;

- Employee satisfaction and turnover—this includes reviewing employee compensation levels, bonus potentials, and benefits; providing an environment where employees can obtain their desired work/life balance; and reducing overall employee turnover;

- Timely and accurate financial statement preparation and filing—this includes the timely preparation of the Company's quarterly filings, on Form 10-Q, and annual filings, on Form 10-K; timely preparation and filing of other SEC forms including Forms 8-K, Form-4, etc.; and providing the documentation, processes and controls to insure there are no material weaknesses in the Company's Internal Control over Financial Reporting;

- Investor relations activities—this includes maintaining relationships with current and potential investors; participating in conferences and non-deal road shows; and reviewing and updating the Company's website, investor presentation, supplemental data report and other investor information;

- Capital markets activities—this includes maintaining relationships with investment and commercial banks and managing the Company's credit facilities and equity raising activities through the Company's "At-The-Market Offering Program" and other capital raising alternatives; and

- Environmental, Social and Governance (ESG) policy management—this includes reviewing the Company's existing ESG policies, comparing those policies to peers and guidelines to determine where the Company can improve, and implementing policies to increase the Company's overall attainment of ESG goals.

In 2022, the Compensation Committee approved the payment of cash individual performance awards to the Company's executive officers in the aggregate of approximately $801,720. The executive officers each elected to acquire restricted shares of common stock in lieu of the cash bonuses, which based on their elections are subject to an eight-year cliff vesting schedule. Based on the eight-year restriction period elected, the executive officers acquired an aggregate of 20,096 shares of restricted stock in lieu of their cash bonuses and were granted 20,092 additional shares based on the restriction period elected.

All executive officers have elected to take 100% of their bonuses and acquire shares of restricted stock since the Company's initial public offering, or since joining the Company.

Company Performance Awards

Company Performance Awards ("CPA") may be issued under the 2014 Incentive Plan based on Company performance targets. The Compensation Committee may determine, in its discretion, the particular financial and/or operating metrics to be targeted, which may include, but are not limited to AFFO, payout percentages, etc. The measurement period is four consecutive quarters ending on June 30 of each year or such date as the Compensation Committee may determine.

Participants have the opportunity to earn Company Performance Awards each year. The Company will generally target a maximum of three performance metrics during any given measurement period and a maximum combined award for all such metrics of up to 75% of such participant's base salary.

Consistent with prior years, the metrics used by the Compensation Committee to determine the CPA for 2022 were as follows:

- The actual AFFO for the trailing four quarters ended June 30, 2022 which was $2.43 per share. This was a 8.5% increase over the $2.24 AFFO for the trailing four quarters ended June 30, 2021.

- The Amended and Restated Executive Officer Incentive Program targets an annual dividend increase of $0.05 cents per share, which is approximately $0.01 per share more than the actual increases have been. The Compensation Committee believes this fixed targeted increase presents an aggressive target and removes any potential to manipulate the actual dividend to benefit executive officer compensation.

- The targeted dividend per share for 2022 was $1.80 per share. The actual AFFO of $2.43 per share provided an 74% dividend payout coverage for the $1.80 targeted dividend. This was the equivalent of an 72% payout ratio for the actual dividends of $1.755 per share.

- The Amended and Restated Executive Officer Incentive Program provides for payment of a range from 0.00% to 150.00% of executive salary based on decreasing calculated targeted dividend payout ratios moving from 95.0% to 80.0%. The coverage ratio of 74% resulted in a CPA award percentage of 150%. Since the CPA targets 50% of each executive officer's base pay, the CPA resulted in a 75% of base salary bonus payment.

The Compensation Committee believes the CPA measures three critical components of Company performance:

- First, it measures actual AFFO for the trailing four quarters. Actual AFFO is an important measure of the ongoing growth and operating performance of the Company.

- Second, the CPA targets an increasing targeted dividend. The Compensation Committee believes that an increasing dividend is an important attribute of the Company's stock for its investors. This is a critical concept because the Amended and Restated Executive Officer Incentive Program requires the ability for dividend growth every year which cannot be modified without Compensation Committee approval.

- Third, the CPA measures dividend payout coverage of the Target Dividend and will only pay a bonus when that coverage is at or below 95%. As the dividend coverage increases and the payout ratio goes down, the bonus potential goes up.

As a result of these rigorous performance requirements, 2022 was only the third year management met the required thresholds for a CPA bonus.

In 2022, the Compensation Committee approved the payment of cash CPA to the Company's executive officers in the aggregate of approximately $1,503,225. The executive officers each elected to acquire restricted shares of common stock in lieu of the cash bonuses, which based on their elections are subject to an eight-year cliff vesting schedule. Based on the eight-year restriction period elected, the executive officers acquired an aggregate of 37,675 shares of restricted stock in lieu of their cash bonuses and were granted 37,675 additional shares based on the restriction period elected.

All executive officers have elected to take 100% of their bonuses and acquire shares of restricted stock since the Company's initial public offering, or since joining the Company.

2022 Long Term Equity Incentive Awards

Total Shareholder Return Awards

Total Shareholder Return Awards ("TSRA") are designed to be long term incentive awards based on the Company's total shareholder return, as measured against the Peer Group. The criteria for awarding TSRAs are the Company's relative total shareholder return performance measured as a percentile, as compared to the total shareholder returns of the companies in the Peer Group. The current measurement period is 12 and 20 consecutive quarters ending June 30 of each year.

The Compensation Committee generally targets a maximum TSRA for each executive officer of up to 200% of such executive officer's base salary. Prior to 2021, executive officers had the opportunity to earn TSRAs each year based on 1-year total shareholder return and 3-year total shareholder return. Beginning in 2021, 3-year and 5-year shareholder return metrics were used.

TSRAs are in the form of restricted stock with an eight-year cliff vesting period and are not available for the Second Amended and Restated Alignment of Interest Program. The TSRA percentages range from 0% up to 100% of base salary depending on the relative total shareholder return versus the members of the Peer Group. The number of shares are determined as of June 30th by dividing the total of the executive officer's TSRA by the average closing price of the common stock for the 10 trading days immediately preceding June 30.

In 2022, the Company ranked ninth in the 3-year total shareholder return, which placed it in the greater than 25% range, and ranked first in the 5-year total shareholder return, which placed it in the 100% range, versus the members of the Peer Group.

| | 2022 Total Shareholder Return | | |
Level	3-Year TSR	5-Year TSR	Total
>25%	☒		25 %
>50%			
>75%			
=100%		☒	100 %
			125 %

The following table illustrates the value of the TSR equity incentive awards granted to each named executive officer for 2022.

Executive Officer	Performance Metric	Base Salary	Long Term Incentive Award
Timothy Wallace	125 %	$ 794,200	$ 992,750
David Dupuy	125 %	$ 487,200	$ 609,000
Leigh Ann Stach	125 %	$ 410,500	$ 513,125
Timothy L. Meyer	125 %	$ 312,400	$ 390,500

The Company granted TSRAs in the form of restricted stock under the Amended and Restated Executive Officer Incentive Program to our executive officers in 2022 in the aggregate of 72,431 shares of common stock which will cliff vest in eight years.

Perquisites

The Company provides its executive officers with perquisites that it believes are reasonable, competitive and consistent with the Company's compensation program for all employees. The Company believes that such perquisites help the Company to retain its personnel. These perquisites included, as applicable, matching contributions in each participating executive's 401(k) and a contribution for each participating executive's health savings account (HSA), calculated in the same manner as for all employees.

Retirement Benefits

All named executive officers are eligible to participate in the Company's 401(k) plan, pursuant to which each participant may contribute up to the annual maximum allowed under IRS regulations ($20,500 for 2022). All eligible participants over the age of 50 may also contribute an additional $6,500 per year to the plan in the form of catch-up contributions. The Company provides a matching contribution of up to an annual maximum of three and one-half percent for the first six percent of base salary contributed to the plan by the employee.

Compensation Governance Practices

Anti-Hedging, Margin or Hypothecation Policy

The Company prohibits the hedging, margining or hypothecation of Company securities by its executive officers and directors. None of the executive officers or directors have entered into any arrangements to hedge, margin or hypothecate the Company's securities. In addition, restricted stock may not be sold, assigned, pledged or otherwise transferred.

At Risk Compensation

Since the Company's initial public offering or joining the Company, as applicable, all named executive officers have elected to take 100% of their compensation in restricted stock of the Company that cliff-vests in 8-years. Until such time that those shares vest, each named executive officer is at risk of forfeiting those shares, as well as losing value of the shares should events occur, including management errors, that negatively impact the financial results or performance of the Company.

We believe this compensation program aligns executive management with our stockholders, encourages appropriate long-term decision-making and effectively rewards or punishes executive management for their decisions made.

Stock Ownership Guidelines

We believe that it is in the best interests of our stockholders to encourage all executive officers and directors to increase their equity position in the Company to promote share ownership and further align stockholder interests with executive officers and directors. Accordingly, as set forth in the table below, we have adopted stock ownership guidelines applicable to our executive officers and directors requiring each to hold common stock with a fair market value equal to a multiple of each officer's then current base salary or each non-employee director's then current annual retainer, as applicable:

Position	Common Stock Ownership Multiple
Chief Executive Officer	5x Current Base Salary
Executive Vice President	3x Current Base Salary
Non-Employee Director	3x Current Base Annual Retainer

The guidelines provide that all owned stock, both restricted and unrestricted, counts toward the ownership guidelines. Executive officers and directors have five years from the date that such executive officer or director first becomes subject to the stock ownership guidelines to comply with the guidelines. All of our executive officers and directors were in compliance with these guidelines as of March 2, 2023, except for Ms. Cotman who joined our Board of Directors in May 2022 and has until 2027 to comply.

Internal Revenue Code Section 162(m)

Section 162(m) of the Internal Revenue Code generally disallows a tax deduction to public companies for compensation over $1 million paid to a corporation's chief executive officer and the three other most highly compensated executive officers (excluding the chief financial officer). In 2017 and prior tax years, qualifying performance-based compensation was not subject to the deduction limit if certain requirements were met. Effective for tax years beginning on January 1, 2018, the tax reform legislation informally known as the Tax Cuts and Jobs Act of 2017 repeals the performance-based compensation exception to the Section 162(m) $1 million deduction limit. The Company's tax deduction for compensation expense in 2022 was not limited pursuant to Section 162(m) because no applicable officer's compensation, as determined for federal income tax purposes, exceeded the applicable limit. As a qualifying REIT, the

Company does not pay federal income tax; therefore, the future unavailability of the Section 162(m) compensation deduction is not expected to result in any increase in the Company's federal income tax obligations.

CEO Pay Ratio

Pursuant to rules adopted by the SEC under the Dodd-Frank Act, the Company is required to disclose the ratio of the annual total compensation for its CEO to the median annual total compensation for its employees other than the CEO. Pursuant to these rules, the Company may identify its median employee once every three years unless there has been a significant change in its employee population or employee compensation arrangements that the Company reasonably believes would result in a significant change in its pay ratio disclosure. The Company does not believe there has been a significant change during 2022, as compared to 2021, that would warrant identifying a new median employee due to the following:

- The Company's compensation policies and structure remained unchanged in 2022, as compared to 2021;

- The Company's employee base has remained fairly constant. At December 31, 2022, the Company employed 31 employees, as compared to 30 employed at December 31, 2021;

- During 2022, the Company experienced an 11% voluntary employee turnover rate, mainly at the staff level; and

- Using the same median employee identified in 2020 for the 2022 pay ratio calculation resulted in only a 6.6% decrease in the reported pay ratio year over year.

For 2020, the Company identified the median employee by examining its payroll records for 2020 for all individuals other than the CEO that were employed by the Company at December 31, 2020. Compensation for employees that began employment during the year was annualized based on rate of pay applied to a full year. The Company's employees are all employed at the Company's corporate office and are comprised of executive and non-executive officers, asset management, accountants, and various other roles and responsibilities.

At December 31, 2022, the Company's median employee's compensation was $194,150 per year. For 2022, the Company's CEO, Mr. Wallace, had an annual total compensation of $4,540,328. This amount is comprised of several components, as reflected in the Summary Compensation Table beginning on page 30. Additional information concerning Mr. Wallace's total compensation is provided in the Compensation Discussion and Analysis section beginning on page 16 and in the Executive Officers section beginning on page 30.

The ratio of CEO pay to median employee pay at December 31, 2022 was 23:1. The table below illustrates the details of the calculation.

	CEO to Median Employee Pay Ratio	
Pay	**Chief Executive Officer and President**	**Median Employee**
Salary		
Cash	$ —	$ 108,150
Salary stock	777,697	—
Bonus		
Cash	—	15,750
Bonus stock	932,560	29,250
Alignment of Interest Stock	1,707,530	29,250
3-Year Total Shareholder Return Stock	222,023	—
5-Year Total Shareholder Return Stock	888,093	—
Non-Executive Restricted Stock Award	—	10,000
All Other Compensation	12,425	1,750
Total	$ 4,540,328	$ 194,150
CEO to Median Employee Pay Ratio		23:1

Employment Agreements of Named Executive Officers as of December 31, 2022

We entered into employment agreements with each of Mr. Wallace, Mr. Dupuy, Ms. Stach, and Mr. Meyer, which became effective on May 28, 2015 for Mr. Wallace and Ms. Stach, May 1, 2019 for Mr. Dupuy and October 1, 2021 for Mr. Meyer. The initial term of each of Mr. Wallace's, and Ms. Stach's employment agreements were through December 31, 2017, the initial term of Mr. Dupuy's employment agreement was through December 31, 2019, and the initial term of Mr. Meyer's employment agreement was through December 31, 2021. On May 1, 2019, the Company entered into an amended and restated employment agreement with Ms. Stach in connection with her new role as Executive Vice President that became effective on May 1, 2019. Other than related to Ms. Stach's change in role, the compensation terms and other material terms of Ms. Stach's employment with the Company remain unchanged. The term of each respective employment agreement automatically renews for successive one-year terms on December 31 of each calendar year. As amended on January 4, 2022, the annual base salary of each of Mr. Wallace, Mr. Dupuy, Ms. Stach, and Mr. Meyer under each of their employment agreements was increased for fiscal year 2022 from $750,000 to $794,200, from $460,000 to $487,200, from $387,600 to $410,500, and from $295,000 to $312,400, respectively. In addition, Mr. Dupuy was awarded a grant of 5,000 shares of restricted common stock per year for three years, which began on May 1, 2019, vesting equally in 2027, 2028, and 2029.

The base salaries are subject to annual increases as the Compensation Committee may approve in their discretion and other benefits generally available to other employees and our other executive officers, and each will be eligible for an annual bonus for each calendar year during his or her respective employment based on a combination of his or her respective continued employment with the Company and the achievement of certain performance goals established by our Board of Directors and our Compensation Committee.

If employment is terminated for any reason other than for cause, change-in-control or death or disability, each executive officer is entitled to receive all accrued salary, bonus compensation, if any, to the extent earned, whether or not vested without regard to such termination (other than defined contribution plan or profit sharing plan benefits (or benefits under tax-qualified retirement or health and welfare plans in the case of Mr. Meyer) which will be paid in accordance with the applicable plan), any benefits under any plans of the Company in which the executive officer is a participant to the full extent of the executive officer's rights under such plans, full vesting of all awards granted to the named executive officer under the 2014 Incentive Plan, accrued vacation pay and any appropriate business expenses incurred by the named executive officer in connection with his or her duties hereunder, all to the date of termination.

In addition, the executive officer will receive as severance compensation his or her base salary (at the rate payable at the time of such termination), for a period of 36 months, with respect to Mr. Wallace, and 12 months, with respect to Mr. Dupuy, Ms. Stach, and Mr. Meyer, from the date of such termination; provided, however, that if the executive officer is employed by a new employer during such period, the severance compensation payable to the executive officer during such period will be reduced by the amount of compensation that the executive officer is receiving from the new employer. However, Mr. Wallace, Mr. Dupuy, and Ms. Stach are under no obligation to mitigate the amount owed the executive officer by seeking other employment or otherwise, and Mr. Meyer is required to notify the Company of any employment during the period that severance is being paid.

In addition to the severance payment, the executive officer will be paid an amount equal to the greater of: (i) two times the average annual cash bonus, if any, earned by the executive officer in the two years immediately preceding the date of termination, without regard to any elective income deferral or conversion of such bonus into stock or any other non-cash consideration; and (ii) two times the product of the executive officer's base salary and 0.67 with respect to Mr. Wallace, and 0.33 with respect to Mr. Dupuy, Ms. Stach, and Mr. Meyer. Each executive officer will be entitled to accelerated vesting of any accrued benefit under each deferred compensation plan.

If Mr. Wallace, Mr. Dupuy, or Ms. Stach are terminated for disability, the terminated executive officer will receive the benefits described above, all to the date of termination, with the exception of medical and dental benefits, if any, which shall continue at the Company's expense through the then current one-year term of the employment agreement. If Mr. Meyer is terminated for disability, he will receive the benefits described above, all to the date of termination; provided, however, that the Company will pay his premiums associated with any medical, dental, and/or vision insurance plans in which he and his dependents were enrolled as of the date of termination through the last day of the then-current one-year term of the employment agreement, so long as Mr. Meyer timely elects continued coverage under the Consolidated Omnibus Budget Reconciliation Act ("COBRA"). If an executive officer's employment terminates due to death, the terminated executive officer's estate will receive the benefits described above.

The severance payment in the event of a change in control will consist of: (1) three times the terminated executive officer's annual base salary (at the rate payable at the time of such termination), and (2) an amount equal to the greater of: (i) two times the average annual cash bonus, if any, earned by the terminated executive officer in the two years immediately preceding the date of termination, without regard to any elective income deferral or conversion of such bonus into stock or any other non-cash consideration; and (ii) two times the product of the terminated executive officer's base salary and 0.67 with respect to Mr. Wallace, and 0.33 with respect to Mr. Dupuy, Ms. Stach, and Mr. Meyer. Such severance compensation shall be paid in a lump sum (i) promptly after the date of such termination in the case of Mr. Wallace, Mr. Dupuy and Ms. Stach, and (ii) on the first payroll period following the effective date of Mr. Meyer's termination date and his execution of the release and expiration of any revocation period, and in all cases, in no event later than two and a half months after the end of the year in which such termination occurs. If the payments due to the change-in-control result in an excise tax to the terminated executive officer, under Section 4999 of the Code, all change-in-control payments to the terminated officer may be limited to an amount that is less than 300% of his or her average annual compensation. This limit would not apply in the event that the terminated executive officer's net after-tax benefits are greater after considering the effect of the excise tax.

Each employment agreement contains customary non-competition and non-solicitation covenants that apply during the term and for 12 months following a termination upon a change in control, so long as the payments to which the terminated officer is entitled as a result of his or her termination upon a change of control are made on a timely basis.

2023 Employment Agreement Amendments

On January 4, 2023, the Company entered into employment agreement amendments with its named executive officers. As amended, the annual base salary of each of Mr. Wallace, Mr. Dupuy, Ms. Stach, and Mr. Meyer under each of their employment agreements was increased for fiscal year 2023 from $794,200 to $863,295, from $487,200 to $529,586, from $410,500 to $446,214, and from $312,400 to $339,579, respectively.

COMPENSATION COMMITTEE REPORT

The following Compensation Committee Report does not constitute soliciting material and should not be deemed filed or incorporated by reference into any other Company filing under the Securities Act or the Exchange Act, except to the extent the Company specifically incorporates this Report by reference therein.

The Compensation Committee has reviewed and discussed the Compensation Discussion and Analysis contained in this Proxy Statement with management of the Company and, based on such review and discussions, the Compensation Committee has recommended to the Board of Directors that the Compensation Discussion and Analysis be included in this Proxy Statement.

Members of the Compensation Committee:

    Claire Gulmi (Chair)
    Alan Gardner
    Lawrence Van Horn

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

The members of the Compensation Committee during 2022 were Claire Gulmi (Chair), Alan Gardner, and Lawrence Van Horn. In 2022, no member of the Compensation Committee was an officer or employee of the Company or any of its subsidiaries or was formerly an officer of the Company or any of its subsidiaries, and no member had any relationship requiring disclosure as a related person transaction under applicable SEC regulations.

EXECUTIVE OFFICERS

The names, ages, positions and business experience of our executive officers, except for Mr. Dupuy, are listed below. Because he is also a member of our Board, information about Mr. Dupuy appeared previously under Proposal 1—Election of Directors beginning on page 4. All of our executive officers serve at the discretion of the Board and are parties to employment agreements.

Name	Age	Position
Leigh Ann Stach	56	Ms. Stach has served as our Chief Accounting Officer since the formation of our company in March 2014 and as Executive Vice President since May 2019. Prior to her appointment as Executive Vice President in May 2020, Ms. Stach served as our Vice President—Financial Reporting, and Chief Accounting Officer. From 2005 to 2013, Ms. Stach served as Vice President—Financial Reporting at Healthcare Realty ("HR") where she had responsibility for financial reporting and coordinating due diligence materials for debt and equity offerings. In addition, she brought EDGAR and XBRL filings in-house and provided oversight of HR's compliance function and internal audit. Prior to that, from 1997 to 2005, Ms. Stach served as Vice President—Controller at HR. From 1994 to 1997, Ms. Stach served as Assistant Controller at HR. Prior to HR, from 1991 to 1994, Ms. Stach was a senior accountant—financial reporting at Hospital Corporation of America ("HCA"). She began her career with HCA in 1988 as an internal auditor. Ms. Stach holds a Bachelor of Science in Accounting from Western Kentucky University and is a licensed CPA.
Timothy L. Meyer	47	Mr. Meyer has served as Executive Vice President-Asset Management since October 2021. Prior to his appointment as Executive Vice President, Mr. Meyer served as our Senior Vice President-Asset Management since July 2019. From 2018 to 2019, Mr. Meyer served as Senior Vice President, Field Services and from 2014 to 2018 served as Vice President, Field Services at Altisource Portfolio Services where he had responsibility for product management, client performance and relationship management, business development and sales, product and brand strategy, and performance oversight of operations and client controls and reporting. Prior to that, from 2013 to 2014, Mr. Meyer served as Counsel at Nelson Mullins Riley & Scarborough LLP where he provided legal counsel in the areas of real estate, mergers and acquisitions, and corporate and loan transactions. Prior to that, from 2007 to 2013, Mr. Meyer served as Counsel at Welltower, where he served as lead counsel for Welltower's Medical Facilities Group. Prior to that, from 2006 to 2007, Mr. Meyer served as an Associate at Stites & Harbison PLLC and from 2003 to 2006 as Associate Counsel at Windrose Medical Properties Trust. Mr. Meyer holds a Bachelor of Arts in Economics from University of Illinois at Urbana-Champaign, and MBA and JD degrees from Vanderbilt University.

COMPENSATION TABLES

Summary Compensation Table

The table below sets forth the compensation paid in fiscal years 2022, 2021, and 2020 to our principal executive officer and the three most highly compensated executive officers. Mr. Wallace, Mr. Dupuy, Ms. Stach, and Mr. Meyer are referred to in this proxy statement as our named executive officers.

Each of our named executive officers has agreed to take 100% of his or her salary, bonus and long-term incentive compensation in the form of restricted common stock under our 2014 Incentive Plan since such officers began their tenure with the Company. In compliance with the terms of the Second Amended and Restated Alignment of Interest Program described above, the election to acquire stock, otherwise payable in cash, caused the named executive officers to be eligible to receive additional stock awards based upon a multiple described on page 21 of this proxy statement.

All shares of restricted stock issued in lieu of cash compensation and any shares of restricted stock issued under the Second Amended and Restated Alignment of Interest Program are subject to a vesting schedule whereby no shares vest until the third, fifth or eighth anniversary of the date of grant, at which time 100% of the shares of restricted stock will vest, subject to continued employment.

The following table sets forth the compensation of our named executive officers for the fiscal years 2022, 2021, and 2020.

Name and Principal Position	Year	Salary		Bonus		Stock Awards(4)	All Other Compensation (5)	Total(8)
		Compensation Paid in Cash(1)	Compensation Paid in Stock(2)	Compensation Paid in Cash	Compensation Paid in Stock(3)			
Timothy G. Wallace	2022	$ —	$ 794,200	$ —	$ 913,330	$ 2,820,373	$ 12,425	$ 4,540,328
Former Chief Executive								
Officer and President	2021	$ —	$ 750,000	$ —	$ 862,500	$ 3,164,711	$ 11,650	$ 4,788,861
	2020	$ —	$ 645,000	$ —	$ 548,250	$ 2,530,931	$ 13,382	$ 3,737,563
David H. Dupuy (6)	2022	$ —	$ 487,200	$ —	$ 560,280	$ 1,730,216	$ 7,487	$ 2,785,183
Chief Executive Officer and								
Chief Financial Officer	2021	$ —	$ 460,000	$ —	$ 529,000	$ 2,191,229	$ 3,112	$ 3,183,341
	2020	$ —	$ 392,000	$ —	$ 333,200	$ 1,721,059	$ 5,722	$ 2,451,981
Leigh Ann Stach	2022	$ —	$ 410,500	$ —	$ 472,075	$ 1,457,816	$ 1,750	$ 2,342,141
Chief Accounting Officer and Executive Vice								
President	2021	$ —	$ 387,600	$ —	$ 445,740	$ 1,635,525	$ 3,648	$ 2,472,513
	2020	$ —	$ 326,800	$ —	$ 277,780	$ 1,282,303	$ 8,734	$ 1,895,617
Timothy L. Meyer (7)	2022	$ —	$ 312,400	$ —	$ 359,260	$ 1,109,474	$ 4,311	$ 1,785,445
Executive Vice President - Asset Management	2021	$ —	$ 280,000	$ —	$ 165,000	$ 469,890	$ 2,312	$ 917,202

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(1)   All of our named executive officers agreed to acquire shares of restricted common stock in lieu of any cash compensation for the fiscal years ended December 31, 2022, 2021, and 2020, as applicable.

(2)   The amounts represent the annual base salary of each named executive officer set forth in the table pursuant to their employment agreements, 100% of which was paid in shares of our restricted common stock in lieu of cash. The number of shares of common stock issued in 2022 was based on $47.12, which was the average price of our common stock for the 10 days preceding January 14, 2022, the determination date. The number of shares of common stock issued in 2021 was based on $46.21, which was the average price of our common stock for the 10 days preceding January 15, 2021, the determination date. Mr. Meyer received a promotion in October 2021 and received an additional 219 shares, were based on $45.84, which was the average price of our common stock for the 10 days preceding October 15, 2021, the determination date. The number of shares of common stock issued in 2020 was based on $43.14, which was the average price of our common stock for the 10 days preceding January 15, 2020, the determination date. All of the shares of our restricted common stock issued in lieu of cash compensation are subject to an eight-year cliff vesting schedule whereby no shares vest until the eighth anniversary of the date of grant, at which time 100% of the shares of restricted stock will vest, subject to continued employment.

(3)   The bonus amounts paid in each of the years 2022, 2021 and 2020 represent the annual bonus of each named executive officer set forth in the table pursuant to their employment agreements, 100% of which was paid in shares of our restricted common stock in lieu of cash. The number of shares of common stock issued in 2022 was based on $39.90, which was the average price of our common stock for the 10 days preceding August 11, 2022, the determination date. The number of shares of common stock issued in 2021 was based on $49.32, which was the average price of our common stock for the 10 days preceding August 12, 2021, the determination date. The number of shares of common stock issued in 2020 was based on $48.05, which was the average price of our common stock for the 10 days preceding August 17, 2020, the determination date. All of the shares of our restricted common stock issued in lieu of cash compensation are subject to an eight-year cliff vesting schedule whereby no shares vest until the eighth anniversary of the date of grant, at which time 100% of the shares of restricted stock will vest, subject to continued employment.

(4)   Represents the aggregate fair value computed in accordance with FASB ASC Topic 718 of awards of restricted common stock to the named executive officers for the years ended December 31, 2022, 2021, and 2020 under the 2014 Incentive Plan, as amended. The dollar values of the awards related to base salaries and bonuses for 2022, 2021, and 2020 are based on the grant date value of such awards and the restriction multiples for cash compensation deferrals outlined in our Restated Alignment Program. Awards granted to our named executive officers in connection with their base salaries for 2022, 2021, and 2020, were based on grant date values of such awards of $46.63 per share, $47.99 per share, and $44.35 per share, respectively. Awards granted to our named executive officers in connection with their bonuses for 2022, 2021, and 2020 were based on grant date values of such awards of $40.32 per share, $47.93 per share and $47.75 per share, respectively. The dollar values of the awards related to the Company's total stockholder return performance, relative to its peer group, for the years ended December 31, 2022, 2021, and 2020, as outlined in the Executive Officer Incentive Program, are based on the grant date value of such awards of $38.68 per share, $49.90 per share and $48.80 per share, respectively. The 5,000 restricted share award granted to Mr. Dupuy upon becoming a named executive officer in 2021 and 2020 was based on grant date values of $50.03 per share and $36.57 per share, respectively. Mr. Meyer received an award of 260 restricted shares granted in 2021 under the Non-Executive Officer Incentive Plan, which was based on a grant date value of $47.99 per share.

(5)   Includes employer contributions to the executive officer's health savings account (HSA) and 401(k).

(6)   Joined the Company as a named executive officer on May 1, 2019 and was awarded 5,000 shares of restricted stock in each of the years 2021 and 2020. During the years presented in the Summary Compensation Table, Mr. Dupuy served as the Company's Executive Vice President and Chief Financial Officer. Mr. Dupuy was appointed Interim Chief Executive Officer on February 10, 2023, during Mr. Wallace's medical leave of absence. On March 6, 2023, our Board of Directors appointed Mr. Dupuy to serve as Chief Executive Officer on a permanent basis following the death of Mr. Wallace.

(7) Mr. Meyer was promoted to Executive Vice President - Asset Management on October 1, 2021. Prior to that, Mr. Meyer served as Senior Vice President - Asset Management since joining the Company in July 2019.

(8) A significant portion of the named executive officer's compensation is performance based, as set forth in the following table:

			Performance Based Incentive Compensation					
Name	Year	Total Compensation	Bonus Stock(1)	Alignment of Interest Stock(2)	3-Year Total Shareholder Return Stock	5-Year Total Shareholder Return Stock	Total Performance Based Incentive Compensation	Percent of Total Compensation
Timothy G. Wallace	2022	$ 4,540,328	$ 913,330	$ 1,827,623	$ 198,550	$ 794,200	$ 3,733,703	82.2 %
	2021	$ 4,788,861	$ 862,500	$ 1,664,710	$ 750,000	$ 750,000	$ 4,027,210	84.1 %
	2020	$ 3,737,563	$ 548,250	$ 1,402,181	$ 483,750	$ 645,000	$ 3,079,181	82.4 %
David H. Dupuy	2022	$ 2,785,183	$ 560,280	$ 1,121,216	$ 121,800	$ 487,200	$ 2,290,496	82.2 %
	2021	$ 3,183,341	$ 529,000	$ 1,021,079	$ 460,000	$ 460,000	$ 2,470,079	77.6 %
	2020	$ 2,451,981	$ 333,200	$ 852,209	$ 294,000	$ 392,000	$ 1,871,409	76.3 %
Leigh Ann Stach	2022	$ 2,342,141	$ 472,075	$ 944,691	$ 102,625	$ 410,500	$ 1,929,891	82.4 %
	2021	$ 2,472,513	$ 445,740	$ 860,325	$ 387,600	$ 387,600	$ 2,081,265	84.2 %
	2020	$ 1,895,617	$ 277,780	$ 710,403	$ 245,100	$ 326,800	$ 1,560,083	82.3 %
Timothy L. Meyer (3)	2022	$ 1,785,445	$ 359,260	$ 718,974	$ 78,100	$ 312,400	$ 1,468,734	82.3 %
	2021	$ 917,202	$ 165,000	$ 442,413	$ —	$ —	$ 607,413	66.2 %

(1) Each executive officer has elected to take 100% of his or her salary and cash bonus in deferred stock with an 8-year cliff vesting.

(2) Alignment of interest stock grants per the Second Amended and Restated Alignment of Interest Program which is part of the Company's Incentive Plan.

(3) Mr. Meyer was promoted to Executive Vice President on October 1, 2021.

Grants of Plan-Based Awards

The following table provides additional information relating to grants of plan-based awards made to our named executive officers during 2022.

Name	Grant date	All other stock awards: Number of shares of stock (#)(1)	Grant date fair value of stock awards
Timothy G. Wallace	1/14/2022	16,855	$ 785,949
	7/28/2022	28,700	$ 1,110,116
	8/11/2022	22,890	$ 922,925
David H. Dupuy	1/14/2022	10,340	$ 482,154
	7/28/2022	17,606	$ 681,000
	8/11/2022	14,042	$ 566,173
Leigh Ann Stach	1/14/2022	8,712	$ 406,241
	7/28/2022	14,835	$ 573,818
	8/11/2022	11,831	$ 477,026
Timothy L Meyer	1/14/2022	6,630	$ 309,157
	7/28/2022	11,290	$ 436,697
	8/11/2022	9,004	$ 363,041

(1) The table below shows the number of restricted shares of common stock awarded to the named executive officers in 2022 pursuant to the 2014 Incentive Plan.

| | | Incentive Awards | | |
Name	Company Match Salary (#)	Company Match Bonus (#)	3 Year Total Shareholder Return Stock (#)	5 Year Total Shareholder Return Stock (#)	Total Stock Awards (#)
Timothy G. Wallace	16,855	22,890	5,740	22,960	68,445
David H. Dupuy	10,340	14,042	3,521	14,085	41,988
Leigh Ann Stach	8,712	11,831	2,967	11,868	35,378
Timothy L. Meyer	6,630	9,004	2,258	9,032	26,924

Outstanding Equity Awards at December 31, 2022

The following table sets forth all outstanding equity awards held by each of our named executive officers at December 31, 2022.

Name	Number of Shares or Units of Stock That Have Not Vested (#)(2)	Market Value of Shares or Units of Stock That Have Not Vested ($)(1)
Timothy G. Wallace	371,090	13,285,022
David H. Dupuy	151,522	5,424,488
Leigh Ann Stach	186,243	6,667,499
Timothy L. Meyer	48,086	1,721,479

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(1)   The market value of unvested restricted common stock is calculated by multiplying the number of unvested shares of restricted common stock held by the applicable named executive officer by the closing price of our common stock on December 31, 2022, which was $35.80.

(2)   These shares of restricted common stock are subject to eight-year cliff vesting through 2029, subject to continued employment with the Company on the vesting date.

Post-Employment Compensation

The tables below illustrate the compensation that would have been received by each of the named executive officers assuming the officer had been terminated or had been eligible to retire and had elected to retire on December 31, 2022, and that any additional conditions to vesting of restricted stock awards under restricted stock award agreements had been met.

Timothy G. Wallace	Voluntary Termination	Not for Cause Termination	Change-in -Control	Death or Disability	Retirement
Cash Severance Benefit(1)	$ —	$ 4,158,430	$ 4,158,430	$ —	$ —
Accelerated Vesting Of Restricted Stock(3)	$ —	$ 20,708,868	$ 20,708,868	$ 20,708,868	$ 20,708,868
Total Value of Payments	$ —	$ 24,867,298	$ 24,867,298	$ 20,708,868	$ 20,708,868

David H. Dupuy	Voluntary Termination	Not for Cause Termination	Change-in- Control	Death or Disability	Retirement
Cash Severance Benefit(2)	$ —	$ 1,576,480	$ 2,550,880	$ —	$ —
Accelerated Vesting Of Restricted Stock(3)	$ —	$ 7,858,637	$ 7,858,637	$ 7,858,637	$ 7,858,637
Total Value of Payments	$ —	$ 9,435,117	$ 10,409,517	$ 7,858,637	$ 7,858,637

Leigh Ann Stach	Voluntary Termination	Not for Cause Termination	Change-in- Control	Death or Disability	Retirement
Cash Severance Benefit(2)	$ —	$ 1,328,315	$ 2,149,315	$ —	$ —
Accelerated Vesting Of Restricted Stock(3)	$ —	$ 10,416,762	$ 10,416,762	$ 10,416,762	$ 10,416,762
Total Value of Payments	$ —	$ 11,745,077	$ 12,566,077	$ 10,416,762	$ 10,416,762

Timothy L. Meyer	Voluntary Termination	Not for Cause Termination	Change-in- Control	Death or Disability	Retirement
Cash Severance Benefit(2)	$ —	$ 836,660	$ 1,461,460	$ —	$ —
Accelerated Vesting Of Restricted Stock(3)	$ —	$ 3,019,551	$ 3,019,551	$ 3,019,551	$ 3,019,551
Total Value of Payments	$ —	$ 3,856,211	$ 4,481,011	$ 3,019,551	$ 3,019,551

_____

(1)   Represents the annual base salary at December 31, 2022 for a period of 36-months from the date of such termination, payable in monthly installments.

(2)   Represents the annual base salary at December 31, 2022 for a period of 12-months from the date of such termination, payable in monthly installments.

(3)   Based upon the closing price of a share of the Company's Common Stock on the New York Stock Exchange on December 31, 2022 of $35.80.

Pay versus Performance Table

The table below sets forth executive compensation information and financial performance measures for each of the fiscal years 2022, 2021, and 2020 for our principal executive officer ("PEO") and, as an average, for our other named executive officers ("NEO's").

Year	Summary Compensation Table Total for PEO (1)	Compensation Actually Paid to PEO (2)	Average Summary Compensation Table Total for Non-PEO NEOs (3)	Average Compensation Actually Paid to Non-PEO NEOs (4)	Value of Initial Fixed $100 Investment Based On:		Net Income (7)	Company Selected Measure Targeted Dividend Payout Ratio (8)
					Company TSR (5)	NAREIT All Equity REIT Index TSR (6)		
2022	$ 4,540,328	$ 1,654,573	$ 2,304,256	$ 1,356,528	$ 158.89	$ 124.22	$ 22,019,000	74 %
2021	$ 4,788,861	$ 5,472,517	$ 2,191,019	$ 2,374,549	$ 200.40	$ 165.51	$ 22,492,000	78 %
2020	$ 3,737,563	$ 5,082,204	$ 2,165,944	$ 2,732,964	$ 192.54	$ 117.14	$ 19,077,000	87 %

_____

(1) Represents total compensation as calculated on the Summary Compensation Table ("SCT") for Timothy G. Wallace, who was our CEO and President since the formation of our Company in March 2014 until he went on medical leave on February 10, 2023. Mr. Wallace passed away on March 3, 2023.

(2) Adjustments to Determine Compensation Actually Paid to PEO are shown in the table below.

	2022	2021	2020
Summary Compensation Table Total	$ 4,540,328	$ 4,788,861	$ 3,737,563
Deduction for Amounts Reported under the "Stock Awards" Column in the SCT	(2,820,373)	(3,164,711)	(2,530,931)
Increase for Fair Value of Awards Granted during year that Remain Unvested as of Year End	2,450,331	3,055,580	2,504,933
Increase (Deduction) for Change in Fair Value from Prior Year End to Current Year End of Awards Granted in Prior Years that were Outstanding and Unvested as of Year End	(3,471,338)	38,081	785,536
Increase based on Dividends or Other Earnings Paid during the year prior to Vesting Date of Award	955,625	754,706	585,103
Total Adjustments	(2,885,755)	683,656	1,344,641
Compensation Actually Paid	$ 1,654,573	$ 5,472,517	$ 5,082,204

(3) Represents the Average Total Compensation for Years 2022 and 2021 as calculated on the SCT for David Dupuy, who served as Chief Financial Officer and Executive Vice President in 2022 and 2021, Leigh Ann Stach, Chief Accounting Officer and Executive Vice President, and Timothy Meyer, Executive Vice President-Asset Management. Represents the Average Total Compensation for the Year 2020 as calculated on the Summary Compensation table for David Dupuy, who served as Chief Financial Officer and Executive Vice President in 2020, Leigh Ann Stach, Chief Accounting Officer and Executive Vice President, and Page Barnes, who served as our Chief Operating Officer and Executive Vice President in 2020.

(4) Adjustments to Determine Average Compensation Actually Paid to Non-PEO NEOs are shown in the table below.

	2022	2021	2020
Summary Compensation Table Total	$ 2,304,256	$ 2,191,019	$ 2,165,944
Deduction for Amounts Reported under the "Stock Awards" Column in the SCT	(1,432,502)	(1,432,215)	(1,485,580)
Increase for Fair Value of Awards Granted during year that Remain Unvested as of Year End	1,244,515	1,382,175	1,488,488
Increase (Deduction) for Change in Fair Value from Prior Year End to Current Year End of Awards Granted in Prior Years that were Outstanding and Unvested as of Year End	(1,076,505)	10,338	316,825
Increase based on Dividends or Other Earnings Paid during the year prior to Vesting Date of Award	316,764	223,232	247,287
Total Adjustments	(947,728)	183,530	567,020
Average Compensation Actually Paid	$ 1,356,528	$ 2,374,549	$ 2,732,964

(5) Cumulative TSR for the Company is calculated by dividing the sum of the cumulative amount of dividends for the measurement period (determined in accordance with Item 402(v) of the SEC Regulation S-K), assuming dividend reinvestment, and the difference between the Company's common share price at the end and the beginning of the measurement period by the common share price at the beginning of the measurement period.

(6) Cumulative TSR for the Company's Peer Group (NAREIT All Equity REIT Index) is calculated by dividing the sum of the cumulative amount of dividends for the measurement period (determined in accordance with Item 402(v) of the SEC Regulation S-K), assuming dividend reinvestment, and the difference between the NAREIT All Equity REIT Index common share price at the end and the beginning of the measurement period by the common share price at the beginning of the measurement period.

(7) Represents audited Net Income per our Consolidated Statements of Income included in our Annual Report on Form 10-K for the year ended December 31, 2022.

Proxy

(8) Targeted dividend payout ratio measured using a target dividend for each year divided by actual AFFO for the trailing four quarters ended June 30 of each year as discussed in more detail in Compensation Discussion and Analysis.

Financial Performance Measures

As described in greater detail in Compensation Discussion and Analysis, beginning on page 16 of this proxy statement, the Company's executive compensation program is designed to directly align the interests of our executive officers with those of the stockholders in a way that encourages prudent decision-making and links compensation to our overall performance. We use a combination of allowing the acquisition of shares of restricted stock in lieu of cash salary, as well as grants of restricted stock for incentive compensation as the primary means of delivering short-term and long-term compensation to our executive officers. We believe that restricted stock with long vesting periods align the interests of executive officers and stockholders and provide strong incentives to our executive officers to achieve long-term growth in our business, grow the value of our common stock and maintain or increase our dividends. For the years 2022, 2021 and 2020, our executive officers have elected to receive 100% of their compensation (other than medical benefits and 401k contributions) in shares of restricted stock that cliff vest in 8 years. The most important financial performance measures used by the Company to link the Company's performance to the compensation of its named executive officers for the most recently completed fiscal year are as follows:

- Targeted Dividend Payout Ratio
- 3-year TSR Relative to our Peer Group
- 5-year TSR Relative to our Peer Group

Analysis of Information Presented in the Pay Versus Performance Table

While the Company uses various performance measures to align executive compensation to the Company's performance, not all performance measures used are included in the "Pay versus Performance Table" for 2022. Moreover, the Company seeks to incentivize long-term performance and our executives have elected to receive all compensation in shares of restricted stock.

Compensation Actually Paid and Cumulative TSR

Company TSR and NAREIT All Equity REIT Index TSR are computed in accordance with Item 402(v) of Regulation S-K. These metrics are based on dividends and stock prices for each period presented. While the Company's cumulative TSR was 28%, 21%, and 64%, respectively, higher for the years 2022, 2021 and 2020 than the cumulative TSR for the NAREIT All Equity REIT Index, the Company does not use this metric in determining executive compensation.

Compensation Actually Paid and Net Income

The amount of compensation actually paid to our executive officers is not directly linked to net income. The Company is a growing real estate company with its real estate portfolio as its largest asset. Though real estate over the long-term generally increases in value, the assets are depreciated over the useful life of each asset on our consolidated statements of income in accordance with generally accepted accounting principles. Consequently, depreciation expense continues to grow as our real estate portfolio grows which significantly reduces the Company's net income.

Compensation Actually Paid and Targeted Dividend Payout Ratio

As described in more detail in Compensation Discussion and Analysis, the Company's Performance Award is measured using a targeted dividend for each year divided by actual AFFO for the trailing four quarters ended June 30 of each year. The CPA provides for a payment of a range from 0% to 150% of base salary based on decreasing calculated targeted dividend payout ratios moving from 95% to 80%. The targeted dividend payout ratios for 2022, 2021 and 2020 resulted in award percentages of 150% for each of the years 2022 and 2021 and 90% for 2020. Since the CPA targets 50% of each executive officer's base pay, the CPA resulted in bonus payments of 75%, 75% and 45%, respectively, for the years 2022, 2021 and 2020. Each of the executive officers elected to take these bonus payments in shares of restricted stock, through the Company's Alignment of Interest Program, that cliff vest in 8 years.

Compensation Actually Paid and 3-Year TSR Relative to our Peer Group

As described in more detail in Compensation Discussion and Analysis, the Company's 3-year Total Shareholder Return Award is designed to be a long term incentive award based on the Company's total shareholder return, as measured against our peer group for that year. The measurement period for this award is 12 consecutive quarters ended June 30 for each of the years 2022, 2021, and 2020. The maximum payout for the award is 100% of base salary each year, but ranges from 0% to 100% of base salary. For 2022, 2021 and 2020, the payout as a percentage of base salary was 25%, 100% and 100%, respectively, to the Company's PEO and other named executive officers. Awards under this program are issued in shares of restricted stock.

Compensation Actually Paid and 5-Year TSR Relative to our Peer Group

As described in more detail in Compensation Discussion and Analysis, the Company's 5-year Total Shareholder Return Award (1-year Total Shareholder Return Award for the year 2020) is designed to be a long term incentive award based on the Company's total shareholder return, as measured against our peer group for that year. The measurement period for this award is 20 consecutive quarters ended June 30 for each of the years 2022 and 2021, and 4 consecutive quarters ended June 30 for the year 2020. The maximum payout for the award is 100% of base salary each year, but ranges from 0% to 100% of base salary. For 2022 and 2021, the 5-year TSR payout as a percentage of base salary was 100%, for each of the years, to the Company's PEO and other named executive officers. For 2020, the 1-year TSR payout as a percentage of base salary was 75% to the Company's PEO and other named executive officers. Awards under this program are issued in shares of restricted stock.

EQUITY COMPENSATION PLAN INFORMATION

The following table gives information about shares of our common stock that may be issued under our 2014 Incentive Plan as of December 31, 2022.

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights	Weighted Average Exercise Price of Outstanding Options, Warrants and Rights	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in First Column)	
Equity compensation plans approved by stockholders(1)	—	—	468,227	
Equity compensation plans not approved by stockholders	—	—	473,426	(2)
Total	—	—	941,653	

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(1)   Our 2014 Incentive Plan automatically increases, on an annual basis, the number of shares of common stock available for issuance under the 2014 Incentive Plan to an amount equal to 7% of the total number of shares of common stock outstanding on December 31 of the immediately preceding year. These annual increases are required because of the level of restricted stock, versus cash, we utilize in our compensation methodology and was approved by a vote of our shareholders in 2017.

(2)   These 473,426 shares are reserved under our 2014 Incentive Plan for purchase by our employees and directors in exchange for the cash compensation. See "2014 Incentive Plan" beginning on page 20.

PROPOSAL 2
NON-BINDING ADVISORY VOTE ON EXECUTIVE COMPENSATION

The Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, or the Dodd-Frank Act, enables the Company's stockholders to vote to approve, on a non-binding advisory basis, the compensation of the Company's named executive officers as disclosed in this proxy statement in accordance with the SEC's rules.

As discussed in the Compensation Discussion and Analysis section of this proxy statement beginning on page 16, the Company's executive compensation policies are designed to align the interests of the named executive officers with the interests of our shareholders, link executive compensation to the Company's overall performance, and attract, retain, and motivate our named executive officers. The Board believes that its executive compensation programs have been effective at appropriately aligning pay and Company performance, promoting the achievement of the long-term positive results in its performance criteria, and enabling the Company to attract and retain talented executives within its industry.

The Board is asking stockholders to indicate their support for the named executive officer compensation described in this proxy statement. This proposal, commonly known as a "say-on-pay" proposal, gives stockholders the opportunity to express views on the Company's executive compensation for its named executive officers. This vote is not intended to address any specific item of compensation, but rather the overall compensation of the Company's named executive officers and the policies and procedures described in this proxy statement. Accordingly, the Board asks stockholders to vote "FOR" the following resolution:

RESOLVED, that the stockholders of Community Healthcare Trust Incorporated approve, on a non-binding advisory basis, the compensation of the named executive officers as disclosed pursuant to Item 402 of Regulation S-K in the Company's proxy statement for the 2023 annual meeting of stockholders.

Although this is an advisory vote that will not be binding on the Compensation Committee or the Board, the Board will carefully review the results of the vote. The Compensation Committee will also carefully consider stockholders' concerns when designing future executive compensation programs.

Required Vote

The affirmative vote of a majority of the shares represented at the meeting and entitled to vote is required to approve, on an advisory basis, the say on pay vote. As an advisory vote, this proposal is not binding upon us. However, the Compensation Committee of our Board of Directors, which is responsible for designing and administering our executive compensation program, values the opinions expressed by our stockholders and will consider the outcome of the vote when making future compensation decisions.

Our Board of Directors unanimously recommends a vote "FOR" the resolution approving the compensation of the Company's named executive officers.

PROPOSAL 3
RATIFICATION OF THE APPOINTMENT OF BDO USA, LLP AS OUR INDEPENDENT REGISTERED PUBLIC ACCOUNTANTS FOR 2023

General

We are asking our stockholders to ratify the selection of BDO USA, LLP as our independent registered public accountants for 2023. Although current law, rules and regulations, as well as the charter of the Audit Committee, require the Audit Committee to engage, retain and supervise our independent registered public accountants, we view the selection of the independent registered public accountants as an important matter of stockholder concern and thus are submitting the selection of BDO USA, LLP for ratification by stockholders as a matter of good corporate practice.

The Audit Committee appointed BDO USA, LLP to serve as our independent registered public accountants for the 2022 fiscal year and has appointed BDO USA, LLP to serve as our independent registered public accountants for the 2023 fiscal year. A representative of BDO USA, LLP is expected to attend the annual meeting. If present, the representative will have the opportunity to make a statement and will be available to respond to appropriate questions. BDO USA, LLP has served as our independent registered public accountants since 2015.

Audit and Non-Audit Services

Fees related to services performed for us by BDO USA, LLP in fiscal years 2022 and 2021 are as follows:

	2022	2021
Audit Fees (1)	$ 714,456	$ 568,362
Audit-Related Fees	—	—
Tax Fees	—	—
All Other Fees	—	—
Total	$ 714,456	$ 568,362

---

(1)   Audit fees include fees and expenses associated with the audit of our financial statements, the reviews of the financial statements in our quarterly reports on Form 10-Q, and services provided in connection with registration statements and periodic reports filed with the Securities and Exchange Commission. Audit fees for 2022 include fees associated with registration statements totaling $122,655 and fees related to auditing our internal control over financial reporting. Audit fees for 2021 include fees associated with registration statements totaling $79,736 and fees related to auditing our internal control over financial reporting.

In accordance with the procedures set forth in its charter, the Audit Committee pre-approves all auditing services and permitted non-audit and tax services (including the fees and terms of those services) to be performed for us by our independent registered public accountants prior to their engagement with respect to such services, subject to the de minimis exceptions for non-audit services permitted by the Exchange Act, which are approved by the Audit Committee prior to the completion of the audit.

Required Vote

The affirmative vote by a majority of the votes cast at the annual meeting is required for the ratification of the appointment of BDO USA, LLP as our independent registered public accountants. Abstentions will have no effect on this proposal. If our stockholders fail to ratify this appointment, the Audit Committee will reconsider whether to retain BDO USA, LLP and may retain that firm or another firm without resubmitting the matter to our stockholders. Even if the appointment is ratified, the Audit Committee may, in its discretion, direct the appointment of a different independent registered public accountant at any time during the year if it determines that such change would be in our best interests and in the best interests of our stockholders.

**Our Board of Directors unanimously recommends a vote "FOR" the ratification of
BDO USA, LLP as our independent registered public accountants for 2023.**

REPORT OF THE AUDIT COMMITTEE

The information provided in this section shall not be deemed to be "soliciting material" or to be "filed" with the SEC or subject to its proxy regulations or to the liabilities of Section 18 of the Exchange Act. The information provided in this section shall not be deemed to be incorporated by reference into any filing under the Securities Act of 1933, as amended, or the Exchange Act.

The Audit Committee oversees our financial reporting process on behalf of the Board of Directors. Management has the primary responsibility for the preparation, consistency and fair presentation of the financial statements, the accounting and financial reporting process, the systems of internal control, and the procedures designed to ensure compliance with accounting standards, applicable laws and regulations. Management is also responsible for its assessment of the design and effectiveness of our internal control over financial reporting. Our independent registered public accountants are responsible for performing an audit in accordance with the standards of the Public Company Accounting Oversight Board (United States), or PCAOB, and expressing an opinion on the conformity of the financial statements of the Company with U.S. generally accepted accounting principles and expressing an opinion on the effectiveness of our internal controls over financial reporting. The internal auditors are responsible to the Audit Committee and the Board of Directors for testing the integrity of the financial accounting and reporting control systems and such other matters as the Audit Committee and the Board of Directors determine.

In fulfilling its oversight responsibilities, the Audit Committee reviewed and discussed with management the audited financial statements of the Company for the year ended December 31, 2022 and management's assessment of the design and effectiveness of our internal control over financial reporting as of December 31, 2022. The discussion addressed the quality, and not just the acceptability, of the accounting principles, the reasonableness of significant judgments and the clarity of disclosures in the financial statements.

The Audit Committee reviewed and discussed with the independent public accountants their judgments as to the quality of our accounting principles and such other matters as are required to be discussed with the committee under PCAOB auditing standards including, without limitation, the matters required to be discussed by PCAOB Auditing Standard No. 1301. In addition, the Audit Committee received the written disclosures and the letter from the independent registered public accountants required by applicable requirements of the PCAOB regarding the independent registered public accountants' communications with the Audit Committee concerning independence, discussed with the independent registered public accountants their independence from management and the Company, and considered the compatibility of non-audit services with the auditors' independence.

The Audit Committee discussed with our internal and independent registered public accountants the overall scope and plans for their respective audits. The Audit Committee met with the internal and independent registered public accountants, with and without management present, to discuss the results of their examinations, their understanding of our internal controls, and the overall quality of our financial reporting.

In reliance upon the reviews and discussions referred to above, the Audit Committee recommended to the Board of Directors (and the Board has approved) that the audited financial statements be included in our annual report to stockholders for filing with the SEC.

The members of the Audit Committee are not professionally engaged in the practice of auditing or accounting and are not experts in the fields of accounting or auditing, including with respect to auditor independence. Members of the Audit Committee rely without independent verification on the information provided to them and on the representations made by management and the independent registered public accounting firm. Accordingly, the Audit Committee's oversight does not provide an independent basis to determine that management has maintained appropriate accounting and financial reporting principles, or appropriate internal controls and procedures designed to assure compliance with accounting standards and applicable laws and regulations. Furthermore, the Audit Committee's considerations and discussions referred to above do not assure that the audit of the Company's financial statements has been carried out in accordance with the standards of the PCAOB, that the financial statements are presented in accordance with generally accepted accounting principles or that BDO USA, LLP is in fact "independent."

Audit Committee:

Robert Hensley (Chairman)
Cathrine Cotman
Claire Gulmi

BENEFICIAL OWNERSHIP OF SHARES OF COMMON STOCK

Directors, Executive Officers and Other Stockholders

As of March 2, 2023, we had 38 stockholders of record. Except as otherwise stated in a footnote, the following table presents certain information regarding the beneficial ownership of our common stock as of March 2, 2023 by: (i) the persons known by us to own beneficially more than 5% of our common stock; (ii) each of our directors, nominees for director and named executive officers; and (iii) all of our directors, nominees for director, and executive officers as a group. Each person named in the table has sole voting and investment power with respect to all of the common stock shown as beneficially owned by such person, except as otherwise set forth in the notes to the table.

The SEC has defined "beneficial ownership" of a security to mean the possession, directly or indirectly, of voting power and/or investment power over such security. A stockholder is also deemed to be, as of any date, the beneficial owner of all securities that such stockholder has the right to acquire within 60 days after that date through (1) the exercise of any option, warrant or right, (2) the conversion of a security, (3) the power to revoke a trust, discretionary account or similar arrangement or (4) the automatic termination of a trust, discretionary account or similar arrangement. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, our common stock subject to options or other rights (as set forth above) held by that person that are currently exercisable or will become exercisable within 60 days thereafter, are deemed outstanding, while such shares are not deemed outstanding for purposes of computing percentage ownership of any other person.

Unless otherwise indicated, the business address of all the individuals and entities is c/o Community Healthcare Trust Incorporated, 3326 Aspen Grove Drive, Suite 150, Franklin, Tennessee 37067. No common stock beneficially owned by any director or named executive officer has been pledged as security for a loan.

Name of Beneficial Owner	Number of Shares Beneficially Owned (#)		Percentage of All Shares (%)(1)
5% Stockholders			
BlackRock, Inc.	4,708,851	(2)	18.1 %
The Vanguard Group, Inc.	2,850,305	(3)	10.9 %
State Street Corporation	1,536,500	(4)	5.9 %
Directors and Director Nominees			
Cathrine Cotman	4,878	(5)	*
Alan Gardner	45,625	(6)	*
Claire Gulmi	24,098	(7)	*
Robert Hensley	50,464		*
Lawrence Van Horn	33,508	(8)	*
Named Executive Officers			
Timothy G. Wallace (9)	1,063,201		4.1 %
David H. Dupuy	247,896		*
Leigh Ann Stach	314,884		1.2 %
Timothy L. Meyer	102,544		*
All Directors and Executive Officers as a Group (8 persons total)	**1,887,098**		**7.2 %**
Other Officers and Employees	529,624		2.0 %

---

*   Less than 1% of the outstanding shares of common stock.

(1)   Based on 26,079,183 shares of common stock outstanding on March 2, 2023.

(2)   Based on a Schedule 13G/A filed with the SEC on January 26, 2023, BlackRock, Inc. has sole voting power with respect to 4,610,108 shares of common stock and sole dispositive power with respect to 4,708,851 shares of common stock. A subsidiary of BlackRock, Inc., BlackRock Fund Advisors, beneficially owns 5% or greater of the outstanding shares of common stock reported on BlackRock's Schedule 13G/A. BlackRock, Inc. is located at 55 East 52nd Street, New York, New York 10055.

(3)   Based on a Schedule 13G/A filed with the SEC on February 9, 2023, The Vanguard Group, Inc. has shared voting power with respect to 51,766 shares of common stock, sole dispositive power with respect to 2,778,275 shares of common stock and shared dispositive power with respect to 72,030 shares of common stock. The VanGuard Group, Inc. is located at 100 Vanguard Boulevard, Malvern, PA 19355.

(4)   Based on a Schedule 13G filed with the SEC on February 3, 2023, State Street Corporation has shared voting power with respect to 1,212,533 shares of common stock and shared dispositive power with respect to 1,536,500 shares of common stock. State Street Corporation is located at State Street Financial Center, 1 Lincoln Street, Boston, MA 02111.

(5)   On March 10, 2023, Ms. Cotman purchased 277 shares of common stock, thereby resulting in Ms. Cotman beneficially owning 5,155 shares of common stock as of March 10, 2023.

(6)   On March 9, 2023, Mr. Gardner purchased an additional 2,700 shares of common stock, thereby resulting in Mr. Gardner beneficially owning 48,325 shares of common stock as of March 9, 2023.

(7)   On March 9, 2023, Ms. Gulmi purchased an additional 2,042 shares of common stock, thereby resulting in Ms. Gulmi beneficially owning 26,140 shares of common stock as of March 9, 2023.

(8)   On March 10, 2023, Mr. Van Horn purchased an additional 685 shares of common stock, thereby resulting in Mr. Van Horn owning 34,193 shares of common stock as of March 10, 2023.

(9)   Mr. Wallace passed away on March 3, 2023.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Policies and Procedures for Related Person Transactions

Our Audit Committee has adopted a written policy governing the approval of related party transactions that complies with all applicable requirements of the SEC and the NYSE concerning related party transactions. Under our policy, a related party transaction is a transaction between the Company and a related party (including any transaction requiring disclosure under Item 404 of Regulation S-K under the Exchange Act), other than transactions available to all employees generally or involving less than $5,000 when aggregated with similar transactions. "Related parties" include (i) an officer or director of the Company, (ii) a person who is an immediate family member of an officer or director; (iii) an entity which is owned or controlled by an officer or director or an immediate family member of an officer or director, or an entity in which an officer or director or an immediate family member of an officer or director is deemed to have a substantial ownership interest or control of such entity by virtue of such person owning more than 20% of such entity; and (iv) any person known to be the beneficial owner of more than 5% of any class of the Company's voting securities. Members of an officer's or director's immediate family include such officer's or director's spouse, child, stepchild, parent, stepparent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law or sister-in-law and any other person sharing the household of such officer or director. For purposes of this policy, officers are defined as "executive officers" under applicable guidelines of the SEC. Additionally, a "Related Party" may be a person or entity that proposes to enter into a transaction with the Company if the Audit Committee finds that such transaction would require disclosure under Item 404 of Regulation S-K.

Our related party transaction policy is administered by our Audit Committee. At each fiscal year's first regularly-scheduled Audit Committee meeting, management or the ESG Committee, as applicable, will provide the Audit Committee with detailed information concerning all related party transactions, if any, then known by management to be entered into or to be continued by the Company for the fiscal year. Under the related party transactions policy, there is a general presumption that a related party transaction with the Company will not be approved by the Audit Committee. However, the Audit Committee may approve a related party transaction if: (i) the Audit Committee finds that the transaction is on terms comparable to those that could be obtained in arm's length dealings with an unrelated third party; and (ii) the Audit Committee finds that it has been fully apprised of all significant conflicts that may exist or otherwise arise on account of the transaction, and it believes, nonetheless, that the Company is warranted entering into the related party transaction and has developed an appropriate plan to manage the potential conflicts of interest. The Audit Committee will consider each proposed related party transaction and may approve the Company's entering into or continuing such related party transaction if the transaction satisfies the guidelines set forth above.

Related Party Transactions

Pursuant to its authority and based on discussions with management and BDO USA, LLP, the Audit Committee has determined that there have been no related party transactions requiring disclosure under Item 404(a) of Regulation S-K.

Legal Proceedings

We are not aware of any current legal proceedings involving any of our directors, director nominees, or executive officers and either the Company or any of its subsidiaries.

DELINQUENT SECTION 16(a) REPORTS

Section 16(a) of the Exchange Act requires our executive officers and directors and persons who own more than 10% of a registered class of our equity securities to file with the SEC and the NYSE reports of ownership of our securities and changes in their ownership on Forms 3, 4 and 5. Based solely upon a review of the reports on Forms 3 and 4 and amendments thereto filed electronically with the SEC during 2022 and Forms 5 and amendments thereto filed electronically with the SEC with respect to 2022, or written representations from reporting persons that no Form 5 filing was required, we believe that in 2022 our executive officers, directors and greater than 10% owners timely filed all reports they were required to file under Section 16(a) of the Exchange Act, except for one Form 4 filing for Ms. Cotman reporting a grant of restricted stock that was inadvertently filed one day late due to a technical issue.

STOCKHOLDER PROPOSALS FOR THE 2024 ANNUAL MEETING

At the annual meeting each year, the Board of Directors submits to stockholders its nominees for election as directors. In addition, the Board may submit other matters to the stockholders for action at the annual meeting. Stockholders may also submit proposals for action at the annual meeting.

Stockholders interested in submitting a proposal for inclusion in our proxy materials for the 2024 annual meeting of stockholders may do so by following the procedures described in Rule 14a-8 of the Exchange Act. If the 2023 annual meeting is held within 30 days of May 4, 2024, stockholder proposals must be received by David H. Dupuy, Corporate Secretary, at 3326 Aspen Grove Drive, Suite 150, Franklin, Tennessee, 37067, no later than 5:00 p.m., Eastern Time on November 17, 2023 in order for such proposals to be considered for inclusion in the proxy statement and form of proxy relating to such annual meeting.

Any stockholder proposals (including recommendations of nominees for election to the Board of Directors) intended to be presented at the Company's 2024 annual meeting of stockholders, other than a stockholder proposal submitted pursuant to Exchange Act Rule 14a-8, must be received in writing at our principal executive offices no earlier than on October 18, 2023, nor later than 5:00 p.m., Eastern Time, on November 17, 2023, together with all supporting documentation required by our Bylaws. For more complete information on these requirements, please refer to our Bylaws.

OTHER MATTERS

As of the date of this proxy statement, management does not know of any other matters to be brought before the annual meeting other than those set forth herein. However, if any other matters are properly brought before the annual meeting, the persons named in the enclosed form of proxy will have discretionary authority to vote all proxies with respect to such matters in accordance with their best judgment.

REGARDLESS OF THE NUMBER OF SHARES YOU OWN, YOUR VOTE IS IMPORTANT TO THE COMPANY. PLEASE SUBMIT A PROXY BY INTERNET, BY PHONE OR, IF YOU REQUEST WRITTEN PROXY MATERIALS BY RETURNING A COMPLETED, SIGNED AND DATED PROXY CARD OR VOTING INSTRUCTION FORM.

AVAILABILITY OF ANNUAL REPORT ON FORM 10-K

Upon written request of any record holder or beneficial owner of shares entitled to vote at the annual meeting, we will provide, without charge, a copy of our Annual Report on Form 10-K. Requests should be mailed to David H. Dupuy, Corporate Secretary, 3326 Aspen Grove Drive, Suite 150, Franklin, Tennessee 37067. You may also access our Annual Report on Form 10-K on the investor relations webpage of our Internet website, *http://investors.chct.reit.*

By Order of the Board of Directors,



David H. Dupuy
Secretary
March 16, 2023

APPENDIX A—RECONCILIATION OF NON-GAAP FINANCIAL MEASURES

Funds from operations, ("FFO"), as defined by NAREIT, and adjusted funds from operations ("AFFO"), are important non-GAAP supplemental measures of operating performance for a REIT. Because the historical cost accounting convention used for real estate assets requires straight-line depreciation except on land, such accounting presentation implies that the value of real estate assets diminishes predictably over time. However, since real estate values have historically risen or fallen with market and other conditions, presentations of operating results for a REIT that uses historical cost accounting for depreciation could be less informative. Thus, NAREIT created FFO as a supplemental measure of operating performance for REITs that excludes historical cost depreciation and amortization, among other items, from net income, as defined by GAAP.

NAREIT defines FFO as the most commonly accepted and reported measure of a REIT's operating performance equal to net income (computed in accordance with GAAP), excluding gains (or losses) from sales of property and impairments of real estate, plus depreciation and amortization related to real estate properties, and after adjustments for unconsolidated partnerships and joint ventures. NAREIT also provides REITs with an option to exclude gains, losses and impairments of assets that are incidental to the main business of the REIT from the calculation of FFO.

The Company's AFFO is defined as FFO, excluding non-cash income and expenses, such as amortization of stock-based compensation, the effects of straight-line rent, and others. The Company considers AFFO to be a useful supplemental measure to evaluate the Company's operating results excluding these income and expense items to help investors, analysts and other interested parties compare the operating performance of the Company between periods or as compared to other companies on a more consistent basis.

Management believes that net income, as defined by GAAP, is the most appropriate earnings measurement. However, management believes FFO and FFO per share to be supplemental measures of a REIT's performance because they provide an understanding of the operating performance of the Company's properties without giving effect to certain significant non-cash items, primarily depreciation and amortization expense. Historical cost accounting for real estate assets in accordance with GAAP assumes that the value of real estate assets diminishes predictably over time. However, real estate values instead have historically risen or fallen with market conditions.

The Company believes that by excluding the effect of depreciation, amortization, gains or losses from sales of real estate, impairment of real estate, and gains, losses and impairment of incidental assets, straight-line rent and amortization of stock-based compensation, all of which are based on historical costs and which may be of limited relevance in evaluating current performance, FFO and AFFO can facilitate comparisons of operating performance between periods. The Company reports FFO and AFFO per share because these measures are observed by management to be some of the predominant measures used by the REIT industry and by industry analysts to evaluate REITs and because FFO per share, as defined by NAREIT, is consistently reported, discussed, and compared by research analysts in their notes and publications about REITs. For these reasons, management has deemed it appropriate to disclose and discuss FFO and AFFO per share. However, neither FFO or AFFO represents cash generated from operating activities determined in accordance with GAAP and are not necessarily indicative of cash available to fund cash needs. FFO and AFFO should not be considered alternatives to net income attributable to common stockholders or as indicators of the Company's operating performance or as alternatives to cash flow from operating activities as measures of liquidity. The table below reconciles net income to FFO and AFFO.

COMMUNITY HEALTHCARE TRUST INCORPORATED
RECONCILIATION OF FFO and AFFO

(Unaudited; Dollars and shares in thousands, except per share amounts)

| | Year Ended December 31, | | |
	2022	**2021**	**2020**
Net income	$ 22,019	$ 22,492	$ 19,077
Real estate depreciation and amortization	32,602	30,624	25,615
Loss from sale of real estate	—	(237)	313
Total adjustments	32,602	30,387	25,928
Funds from Operations (FFO)	$ 54,621	$ 52,879	$ 45,005
Straight-line rent	(3,444)	(3,569)	(3,211)
Stock-based compensation	9,415	7,164	4,767
Adjusted Funds from Operations (AFFO)	$ 60,592	$ 56,474	$ 46,561
FFO per Common Share-Diluted	$ 2.24	$ 2.20	$ 2.03
AFFO Per Common Share-Diluted	$ 2.49	$ 2.35	$ 2.10
Weighted Average Common Shares Outstanding-Diluted (1)	24,379	24,012	22,179

_____

(1)   Diluted weighted average common shares outstanding for FFO are calculated based on the treasury method, rather than the 2-class method used to calculate earnings per share.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

―――――

FORM 10-K

(Mark One)

☒   **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED December 31, 2022**

OR

☐   **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE TRANSITION PERIOD FROM   TO**

Commission file number: 001-37401

―――――

Community Healthcare Trust Incorporated

(Exact Name of Registrant as Specified in Its Charter)

―――――

Maryland	**46-5212033**
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification No.)

3326 Aspen Grove Drive
Suite 150
Franklin, Tennessee 37067
(Address of Principal Executive Offices) (Zip Code)

(615) 771-3052
(Registrant's Telephone Number, Including Area Code)

Securities Registered Pursuant to Section 12(b) of the Act:

Title of Each Class	**Trading Symbol(s)**	**Name of Each Exchange on Which Registered**
Common stock, $0.01 par value per share	CHCT	New York Stock Exchange

Securities Registered Pursuant to Section 12(g) of the Act:
None
(Title of Class)

―――――――――――――――――

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☒	Accelerated filer	☐
Non-accelerated filer	☐	Smaller reporting company	☐
		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☒

The aggregate market value of the shares of common stock (based upon the closing price of these shares on the New York Stock Exchange, Inc. on June 30, 2022) of the Registrant held by non-affiliates (for purposes of this calculation, all of the Registrant's directors and executive officers are deemed affiliates of the Registrant) on June 30, 2022 was approximately $851.6 million.

The Registrant had 26,024,900 shares of common stock, $0.01 par value per share, outstanding as of February 9, 2023.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the Registrant's Definitive Proxy Statement relating to its 2023 Annual Meeting of Stockholders are incorporated by reference into Part III of this Report. The Registrant expects to file its Definitive Proxy Statement with the Securities and Exchange Commission within 120 days after December 31, 2022.

COMMUNITY HEALTHCARE TRUST INCORPORATED
FORM 10-K
December 31, 2022

TABLE OF CONTENTS

Form 10-K

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

We make statements in this Annual Report on Form 10-K that are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 (set forth in Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act")). All statements other than statements of historical facts may be forward-looking statements. In particular, statements pertaining to our capital resources, property performance and results of operations contain forward-looking statements. Likewise, all of our statements regarding anticipated growth in our funds from operations and anticipated market conditions, demographics and results of operations are forward-looking statements. When we use the words "may," "should," "will," "could," "would," "predicts," "potential," "continue," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates," "seeks," "assumes," "projects," "forecast," "goal" or similar expressions or their negatives, as well as statements in future tense, we intend to identify forward-looking statements. You can also identify forward-looking statements by discussions of strategy, plans or intentions.

Forward-looking statements involve numerous risks and uncertainties and you should not rely on them as predictions of future events. Forward-looking statements depend on assumptions, data or methods which may be incorrect or imprecise and we may not be able to realize them. We do not guarantee that the transactions and events described will happen as described (or that they will happen at all). The following factors, among others, could cause actual results and future events to differ materially from those set forth or contemplated in the forward-looking statements:

- effects on global and national markets as well as businesses resulting from increased inflation, rising interest rates, supply chain disruptions, labor conditions, the COVID-19 pandemic and/or the conflict between Russia and Ukraine;

- defaults on or non-renewal of leases by tenants;

- adverse economic or real estate developments, either nationally or in the markets in which our properties are located;

- decreased rental rates or increased vacancy rates;

- difficulties in identifying healthcare properties to acquire and completing acquisitions;

- our ability to make distributions on our shares of stock;

- our dependence upon key personnel whose continued service is not guaranteed;

- the health prognosis of Timothy G. Wallace, who is currently on medical leave;

- our ability to identify, hire and retain highly qualified personnel in the future;

- the degree and nature of our competition;

- general economic conditions;

- the availability, terms and deployment of debt and equity capital;

- general volatility of the market price of our common stock;

- changes in our business or strategy;

- changes in governmental regulations, tax rates and similar matters;

- new laws or regulations or changes in existing laws and regulations that may adversely affect the healthcare industry;

- trends or developments in the healthcare industry that may adversely affect our tenants;

- competition for acquisition opportunities;

- our failure to successfully develop, integrate and operate acquired properties and operations;

- our ability to operate as a public company;

- changes in accounting principles generally accepted in the United States of America ("GAAP");

- our failure to generate sufficient cash flows to service our outstanding indebtedness;

- fluctuations in interest rates and increased operating costs;

- our increased vulnerability economically due to the concentration of our investments in healthcare properties;

- a substantial portion of our revenue is derived from our largest tenants and thus, the bankruptcy, insolvency or weakened financial position of any one of them could seriously harm our operating results and financial condition;

- geographic concentrations in Texas, Ohio, and Illinois cause us to be particularly exposed to downturns in these local economies or other changes in local real estate market conditions;

- lack of or insufficient amounts of insurance;

- acts of God, earthquakes, hurricanes, climate change and other natural disasters, acts of war, and acts of terrorism (any of which may result in uninsured losses);

- other factors affecting the real estate industry generally;

- our failure to maintain our qualification as a real estate investment trust ("REIT") for U.S. federal income tax purposes;

- limitations imposed on our business and our ability to satisfy complex rules in order for us to maintain our status as a REIT for U.S. federal income tax purposes; and

- changes in governmental regulations or interpretations thereof, such as real estate and zoning laws and increases in real property tax rates and taxation of REITs.

While forward-looking statements reflect our good faith beliefs, they are not guarantees of future performance. You should not place undue reliance on any forward-looking statements, which speak only as of the date of this report. We disclaim any obligation to publicly update or revise any forward-looking statement to reflect changes in underlying assumptions or factors, of new information, data or methods, future events or other changes after the date of this Annual Report on Form 10-K, except as required by applicable law. For a further discussion of these and other factors that could impact our future results, performance or transactions, see "Part I, Item 1A. Risk Factors."

Unless the context otherwise requires or indicates, references above or in this report to "we," "us," "our," "the Company," "our Company," and "Community Healthcare Trust" refer to Community Healthcare Trust Incorporated, a Maryland corporation organized to qualify as a REIT for U.S. federal income tax purposes, together with its

consolidated subsidiaries, including Community Healthcare OP, LP, a Delaware limited partnership, or our "operating partnership" or our "OP," of which we are the sole general partner and own 100% of its interests.

ITEM 1. BUSINESS

We are a fully-integrated healthcare real estate company organized as a corporation in the State of Maryland on March 28, 2014. We own and acquire real estate properties that are leased to hospitals, doctors, healthcare systems or other healthcare service providers.

Real Estate Investments

As of December 31, 2022, we had investments of approximately $946.2 million in 174 real estate properties (including a portion of one property accounted for as a sales-type lease with a gross amount totaling approximately $3.0 million). The properties are located in 34 states, totaling approximately 3.8 million square feet in the aggregate and were approximately 91.7% leased at December 31, 2022 with a weighted average remaining lease term of approximately 7.6 years. The Company's real estate investments by property type, geographic area, and customer are detailed in Note 2 – Real Estate Investments to the Consolidated Financial Statements. The following table shows the diversification by property types based on annualized rent.

	Number of Properties	Annualized Rent (%)
Medical Office Building (MOB)	75	31.8 %
Inpatient Rehabilitation Facilities (IRF)	7	17.9 %
Acute Inpatient Behavioral (AIB)	5	15.3 %
Specialty Centers (SC)	37	13.3 %
Physician Clinics (PC)	30	9.2 %
Surgical Centers and Hospitals (SCH)	10	5.6 %
Behavioral Specialty Facilities (BSF)	9	5.2 %
Long-term Acute Care Hospitals (LTACH)	1	1.7 %
Total real estate investments	**174**	**100.0 %**

Customer Concentrations

The Company's real estate portfolio is leased to a diverse tenant base. Our tenants include many nationally recognized healthcare providers (or their affiliates), such as Adventist HealthCare, Inc., Hospital Corporation of America, Fresenius Medical Care AG & Co, Davita, Inc., Tenet Healthcare Corporation, Catholic Healthcare Initiatives, and Envision Healthcare. For the year ended December 31, 2022, none of our tenants individually accounted for more than 10% of our consolidated revenues. We have no control over the success or failure of our tenants' businesses and, at any time, any of our tenants may experience a downturn in their businesses that may weaken their financial condition.

Geographic Concentrations

The Company's portfolio is currently located in 34 states with 39.0% of our annualized rent for the year ended December 31, 2022 derived from properties located in Texas (15.0%), Ohio (12.1%), and Illinois (11.9%). Such geographic concentrations could expose the Company to certain downturns in the economies of those states or other changes in such states' respective real estate market conditions. Any material change in the current payment programs or regulatory, economic, environmental or competitive conditions in any of these areas could have an effect on our overall business results. In the event of negative economic or other changes in any of these markets, our business, financial condition and results of operations, our ability to make distributions to our shareholders and the trading price of our common shares may be adversely affected. See each of the discussions under Item 1A, "Risk Factors," under the captions "Adverse economic or other conditions in the geographic markets in which we conduct business could negatively affect our occupancy levels and rental rates and have a material adverse effect on our operating results," and "A large percentage of our properties are located in Texas, Ohio, and Illinois, and changes in these markets may materially adversely affect us."

Form 10-K

2022 Real Estate Investments

During the year ended December 31, 2022, the Company acquired 18 real estate properties as detailed in Note 4 – Real Estate Acquisitions and Dispositions to the Consolidated Financial Statements. Upon acquisition, the properties were 98.9% leased in the aggregate with lease expirations through 2037.

Human Capital Resource Management

As of December 31, 2022, we had 31 employees. All of our employees work at our corporate office in Franklin, Tennessee. Our employees are not members of any labor union, and we consider our relations with our employees to be excellent.

The success of our employees drives the success of the business and supports our goal of long-term value creation for our shareholders. We offer competitive benefits and training programs to develop employees' expertise and skillsets, use training, communication, appropriate investments and clear corporate policies to strive to provide a safe, harassment-free work environment guided by principles of fair and equal treatment, and prioritize employee engagement. As a result, we believe our employees are committed to building strong, innovative and long-term relationships with each other and with our tenants.

Compensation of our board and management team is structured to closely align their interest with those of our stockholders. Our executive officers have elected each year to take 100% of their total compensation in restricted stock, subject to an eight-year cliff-vesting period. Our board has elected to take the majority of their total compensation in restricted stock, subject to a three-year cliff-vesting period. Also, all of our employees are shareholders in the Company, further aligning their interest with those of our stockholders.

We have a stable, but growing workforce with an average tenure of 3.5 years and voluntary employee turnover of approximately 11% during the year ended December 31, 2022. At December 31, 2022, 32% of our employees, 24% of our management team, and 33% of our board of directors were female.

We have adopted a Human Capital Support and Development Policy and a Human Rights Policy to support our employees and tenants with a safe and healthy environment. These policies are posted on the Investor Relations tab of the Company's website (www.chct.reit).

Competitive Strengths

We believe our management team's significant healthcare, real estate and public REIT management experience distinguishes us from other REITs and real estate operators, both public and private. Specifically, our Company's competitive strengths include, among others:

- *Strong, Diversified Portfolio.* Our focus is on investing in properties where we can develop strategic alliances with financially sound healthcare providers that offer need-based healthcare services in our target markets. Our tenant base includes many nationally recognized healthcare providers (or their affiliates) and our property portfolio has significant diversification with respect to healthcare provider, industry segment, and facility type.

- *Attractive and Disciplined Investment Focus.* We focus on healthcare facilities in our target submarkets which are off-market or lightly marketed transactions at purchase prices generally between $3 million and $30 million. We believe there is significantly less competition from existing REITs and institutional buyers for assets in these target submarkets than for comparable urban assets, thereby increasing the potential for more attractive risk-adjusted returns. In addition, we believe that healthcare-related real estate rents and valuations are less susceptible to changes in the general economy than many other types of commercial real estate due to favorable demographic trends and the need-based rise in healthcare expenditures, even during economic downturns.

- *Extensive Relationships with Healthcare Providers, Intermediaries and Property Owners.* We believe that

our management team has a strong reputation among, and a deep understanding of the real estate needs of, healthcare providers in our target submarkets. In addition, we have strategic relationships which we believe gives us the ability to meet the needs of healthcare providers by structuring transactions that are mutually advantageous to sellers, our tenants and us. We believe this ability has led to, and will continue to lead to, strategic acquisition opportunities, which will, in turn, produce attractive risk-adjusted returns. None of our properties to date were acquired pursuant to "calls for offers" or other auction style bidding situations. We believe our relationships provide us with additional off-market or lightly marketed acquisition opportunities, thus providing us the opportunity to continue to purchase assets outside a competitive bidding process.

- *Experienced Management Team.* Our executive management team averages over 25 years of healthcare, real estate and/or public REIT management experience on average. Led by Timothy G. Wallace, who is currently on medical leave, David H. Dupuy, our Interim Chief Executive Officer and Chief Financial Officer, Leigh Ann Stach, our Executive Vice President and Chief Accounting Officer, and Timothy L. Meyer, our Executive Vice President, Asset Management, our management team has significant experience in acquiring, owning, operating and managing healthcare facilities and providing full service real estate solutions for the healthcare industry. Prior to founding our company, Mr. Wallace was a co-founder and Executive Vice President of Healthcare Realty Trust (NYSE: HR). Between the initial public offering of HR in 1993 and his departure from HR in 2002, Mr. Wallace was integral in helping to grow HR to over $2 billion in assets. Prior to joining the Company, Mr. Dupuy was a Managing Director at SunTrust Robinson Humphrey (Truist Securities) where he led investment banking coverage of healthcare facilities and REITs and held positions in healthcare banking at Bank of America. Ms. Stach has experience in public healthcare REIT accounting and financial reporting. Mr. Meyer has experience in real estate and asset management in public healthcare REITs.

- *Growth Oriented Capital Structure.* At December 31, 2022, we had no amounts outstanding on our revolving credit facility and had $350.0 million outstanding on our term loans under our first amendment to the third amended and restated credit agreement, dated as of December 14, 2022, by and among Community Healthcare Trust Incorporated, as borrower, the several banks and financial institutions party thereto as lenders, and Truist Bank, as administrative agent (collectively, our "Credit Facility") with a 34.8% debt-to-total capitalization ratio (debt plus stockholders' equity plus accumulated depreciation). In the future, in addition to equity and debt issuances, we may also use OP units of our operating partnership as currency to acquire additional properties from owners seeking to defer their potential taxable gain and diversify their holdings. We believe that the borrowing capacity under our Credit Facility, combined with our ability to use OP units as acquisition currency, provides us with significant financial flexibility to make opportunistic investments and fund future growth.

- *Significant Alignment of Interests.* We have structured the compensation of our board and management team to closely align their interests with the interests of our stockholders. Mr. Wallace and Ms. Stach have elected to take 100% of their total compensation in restricted stock since the Company's initial public offering, or IPO, in May 2015, subject to an eight-year cliff-vesting period. Similarly, Mr. Dupuy and Mr. Meyer, who both joined the Company during 2019, have elected to receive 100% of their total compensation in restricted stock since joining the Company. The Company's board of directors have elected to take 91% of their total compensation in restricted stock since the Company's IPO, subject to a three-year cliff-vesting period. We believe that paying our board and management team with restricted stock that is subject to long-term cliff-vesting periods effectively aligns the interests of our board and management with those of our stockholders, creating significant incentives to maximize returns for our stockholders. In addition, concurrently with the completion of our IPO in May 2015 and our follow-on offering in 2016, Mr. Wallace purchased over $2.6 million in shares of our common stock and certain of our officers and directors purchased an aggregate of $450,000 in shares of our common stock in concurrent private placements in each case at a price per share equal to the price of the shares sold in the IPO or follow-on offering, as applicable. Further, Mr. Wallace purchased 178,213 shares of our common stock under 10b5-1 plans that he had in place in 2016 and 2017, which we believe further aligns management's interests with our stockholders. Finally, each executive officer and director has met stock ownership

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guidelines that require our executive officers and directors to continuously own an amount of our common stock based on a multiple of such officer's annual base salary or such director's annual retainer, as applicable (except for Cathrine Cotman, who joined our board of directors in May 2022 and has until 2027 to comply).

Business Objective

Our principal business objective is to provide attractive risk-adjusted returns to our stockholders through a combination of (i) sustainable and increasing rental income and cash flow that generates reliable, increasing dividends and (ii) potential long-term appreciation in the value of our properties and common stock. Our primary strategies to achieve our business objective are to invest in, own and proactively manage a diversified portfolio of healthcare properties, which we believe will drive reliable, increasing rental revenue and cash flow.

Growth Strategy

We intend to continue to grow our portfolio of healthcare properties primarily through acquisitions of healthcare facilities in our target submarkets that provide stable revenue growth and predictable long-term cash flows. We generally focus on individual acquisition opportunities between $3 million and $30 million in off-market or lightly marketed transactions and do not intend to participate in competitive bidding or auctions of properties. We believe that there are abundant opportunities to acquire attractive healthcare properties in our target markets either from third-party owners of existing healthcare facilities or directly with healthcare providers through sale-leaseback transactions. We believe there is significantly less competition from existing REITs and institutional buyers for assets in these target submarkets than for comparable urban assets, thereby increasing the potential for attractive risk-adjusted returns. Furthermore, we may acquire healthcare properties on a non-cash basis in a tax efficient manner through the issuance of OP units as consideration for the transaction.

We intend for our investment portfolio to be diversified among healthcare facility type and segments such as medical office buildings, physician clinics, surgical centers and hospitals, specialty centers, behavioral facilities, inpatient rehabilitation facilities and long-term acute care hospitals, as well as being diverse both geographically and with respect to our tenant base. We seek to invest in properties where we can develop strategic alliances with financially-sound healthcare providers that offer need-based healthcare services in our target markets.

In connection with our review and consideration of healthcare real estate acquisition opportunities, we generally take into account a variety of considerations, including but not limited to:

- whether the property will be leased to a financially-sound healthcare tenant;

- the historical performance of the market and its future prospects;

- property location, with an emphasis on proximity to a population base;

- demand for healthcare related services and facilities;

- current and future supply of competing properties;

- occupancy and rental rates in the market;

- population density and growth potential;

- anticipated capital expenditures;

- anticipated future acquisition opportunities; and

- existing and potential competition from other healthcare real estate owners and tenants.

We currently have no intention to invest in companies that provide healthcare services structured to comply with the

REIT Investment Diversification and Empowerment Act of 2007, or RIDEA.

We operate so as to maintain our status as a REIT for federal income tax purposes. As a REIT, we are not subject to corporate federal income tax with respect to taxable income distributed to our stockholders. We have also elected two subsidiaries to be treated as taxable REIT subsidiaries ("TRSs"), which are subject to federal and state income taxes.

Tax Status

We have qualified as a REIT for U.S. federal income tax purposes since 2015, the year we began operations, and we expect that we will remain qualified as a REIT for U.S. federal income tax purposes for the year ending December 31, 2023. Our qualification as a REIT depends upon our ability to meet, on a continuing basis, through actual investment and operating results, various complex requirements under the Internal Revenue Code of 1986, as amended, or the Code, relating to, among other things, the sources of our gross income, the composition and values of our assets, our distribution levels and the diversity of ownership of our capital stock. We believe that we are organized in conformity with the requirements for qualification as a REIT under the Code and that our manner of operations will enable us to continue to meet the requirements for qualification and taxation as a REIT for U.S. federal income tax purposes for the year ending December 31, 2023.

As a REIT, we generally will not be subject to U.S. federal income tax on our taxable income that we distribute currently to our stockholders. Under the Code, REITs are subject to numerous organizational and operational requirements, including a requirement that they distribute on an annual basis at least 90% of their REIT taxable income, determined without regard to the deduction for dividends paid and excluding any net capital gains. If we fail to qualify for taxation as a REIT in any taxable year and do not qualify for certain statutory relief provisions, our income for that year will be subject to tax at regular corporate income tax rates, and we would be disqualified from taxation as a REIT for the four taxable years following the year during which we ceased to qualify as a REIT. Even if we qualify as a REIT for U.S. federal income tax purposes, we may still be subject to state and local taxes on our income and assets and to U.S. federal income and excise taxes on our undistributed income. Additionally, any income earned by Community Healthcare Trust Services, Inc. and CHCT Holdings, Inc., our TRSs, and any other TRSs that we form or acquire in the future will be fully subject to U.S. federal, state and local corporate income tax. See *Government Regulation* and *Legislative Developments* below for a discussion of the Patient Protection and Affordable Care Act and the Health Care and Education Reconciliation Act of 2010 (collectively, the "Affordable Care Act" or "ACA") and Note 15 – Other Data to the Consolidated Financial Statements for a discussion of the Tax Cuts and Jobs Act ("TCJA"), enacted on December 22, 2017, which reduced the U.S. federal corporate income tax rate from 35% to 21% effective January 1, 2018.

Government Regulation

Our healthcare tenants and their operators are subject to extensive federal, state and local government legislation and regulation. Federal laws, including but not limited to the Affordable Care Act; laws intended to combat fraud and waste such as the Anti-Kickback Statute, Stark Physician Self-Referral Law, False Claims Act; Medicare and Medicaid laws and regulations; and the Health Insurance Portability and Accountability Act of 1996 may limit our tenants operational flexibility and compensation arrangements. Many states have analogous laws which may be broader than their federal counterparts, including state licensure laws, fraud and abuse laws, privacy rules, and Medicaid requirements. Compliance with these regulatory requirements can increase operating costs and, thereby, adversely affect the financial viability of our tenants' businesses. Our tenants' failure to comply with these laws and regulations could adversely affect their ability to successfully operate our properties, which could negatively impact their ability to satisfy their contractual obligations to us. As a landlord, we intend for all of our business activities and operations to conform in all material respects with all applicable laws and regulations, including healthcare laws and regulations. Our leases require the tenants and operators to comply with all applicable laws, including healthcare laws. However, we do not have any ability to audit nor do we independently verify such compliance.

These laws subject tenant healthcare facilities and practices to requirements related to reimbursement, licensing and certification policies, ownership of facilities, addition or expansion of facilities and services, pricing and billing for services, compliance obligations (including those governing the security, use and disclosure of confidential patient

information) and fraud and abuse laws. These laws and regulations are wide-ranging and complex, may vary or overlap from jurisdiction to jurisdiction, and are subject frequently to change. Healthcare facilities may also be affected by changes in accreditation standards or in the procedures of the accrediting agencies that are recognized by governments in the certification process. In addition, expansion (including the addition of new beds or services or the acquisition of medical equipment) and occasionally the discontinuation of services of healthcare facilities may be subject to state regulatory approval through certificate of need programs. This may impact the ability of our tenants to expand their businesses. Different tenants may be more or less subject to certain types of regulation, some of which are specific to the type of facility or provider. We cannot predict the degree to which these changes, or changes to the federal healthcare programs in general, may affect the economic performance of some or all of our tenants, positively or negatively. We expect healthcare providers to continue to adjust to new operating and reimbursement challenges, as they have in the past, by increasing operating efficiency and modifying their strategies to profitably grow operations.

There are various state and federal laws that may apply to investors including U.S. federal and state anti-kickback, self-referral, and fee-splitting statutes, which limit physician referrals to entities in which the physician has a financial relationship and otherwise govern financial arrangements with healthcare providers. States vary in the types of entities, if any, that their laws cover. Investment interests in those facilities may, in certain instances, prohibit referrals to the entity by physician investors. Physician investors may also face disciplinary action from licensure boards for referrals to entities in which the physician has an investment interest. Some states require disclosure of the financial relationship before referral by any physician investors, while others prohibit referrals entirely. These state laws and regulations may be broader than their federal counterparts and are the subject of state enforcement. Many state laws contain exemptions for investments in publicly traded companies provided certain requirements are met. These exemption requirements may include listing on a national stock exchange or maintaining a minimum asset value. Meeting some of these requirements may be dependent on market forces or otherwise outside our control.

Changes in laws and regulations, reimbursement enforcement activity and regulatory non-compliance by our tenants and operators can all have a significant effect on their operations and financial condition, which in turn may adversely impact us, as detailed below and set forth under Item 1A, "Risk Factors," under the caption "The healthcare industry is heavily regulated and new laws or regulations, changes to existing laws or regulations, changes to reimbursement models or structure, loss of licensure or failure to obtain licensure could adversely impact our company and result in the inability of our tenants to make rent payments to us." We highlight below several of the more complex laws; however, this is an overview, as the complexities of the laws impacting tenants are varied and extensive.

The Affordable Care Act has continued to change how healthcare services are covered, delivered and reimbursed. The Affordable Care Act includes payment reform provisions intended to drive Medicare towards more value-based purchasing which, in turn, increases accountability for healthcare providers for the quality and costs of the healthcare services they provide. While more individuals now carry healthcare coverage as a result of the Affordable Care Act, the full effects of the changes to reimbursement models for both public and commercial coverage continue to evolve. Each kind of healthcare provider tenant has a different and complex set of laws related to reimbursement and reimbursement models, which may affect the tenant's ability to collect revenues and meet the terms of their leases. Such varying reimbursement models and laws impact each kind of provider as well as the healthcare system as a whole. For example, for physicians, the Centers for Medicare and Medicaid Services ("CMS") issues annual updates to the physician fee schedule that can have a material impact (either positive or negative) on the amount of reimbursement that physicians earn; for ambulatory surgery centers, the Affordable Care Act introduced provisions that reduce the annual inflation update for payment rates by a "productivity adjustment," which may result in a decrease in Medicare payment rates for the same procedures in a given year compared to the prior year. Other changes brought about by the Affordable Care Act could negatively impact reimbursement for any one of the kind of provider tenants as outlined below.

The Affordable Care Act also altered reimbursement from private insurers and managed care organizations. Networks continue to readjust, and all providers must ensure adequate market share in their respective areas to remain in the network created by many of the managed care organizations. Under the Affordable Care Act prior to

the Trump Administration, individuals were required to obtain coverage or pay a penalty resulting in millions of more Americans obtaining coverage, usually through the healthcare exchanges (called the Marketplace) established to provide coverage in each state. The Trump Administration and Congress removed this mandate beginning in 2019. The Trump Administration had also loosened rules to allow greater flexibility among insurers in the benefits offered, both lowering the costs of some plans but also limiting the coverage such plans offer. It is unclear at this time if increased competition from low-cost plans will damage the Marketplace, and how these changes will affect coverage rates in any particular state or locale. While the Trump Administration had decreased its focus on repealing the Affordable Care Act, a December 2018 federal court ruled the law unconstitutional. This decision was appealed to the U.S. Court of Appeals for the 5th Circuit, which issued a decision in December 2019 finding the insurance mandate unconstitutional and remanded the case to the District Court to consider the constitutionality of the rest of the law. The case was appealed to the U.S. Supreme Court, which heard oral arguments in November 2020. The Court issued a decision in June 2021 dismissing the case for lack of standing. The decision did not address the merits of the lawsuit and the legality of the ACA, but the decision effectively ends the case. Through Executive Orders issued January 28, 2021, the Biden Administration signaled its strong support for the Affordable Care Act by taking steps to reverse various actions by the Trump Administration and to strengthen Medicaid and the Affordable Care Act. Both the Biden Administration and Congress are considering ways to strengthen coverage under the Affordable Care Act by increasing the subsidies available to purchasers of health plans through the insurance exchanges created by the Affordable Care Act. These efforts resulted in 14.5 million Americans enrolling in ACA health plans and nearly 19 million low-income Americans being enrolled in the ACA's Medicaid expansion coverage. Other Biden Administration legislative initiatives and policies have been implemented in an attempt to expand access to health care coverage. For example, on August 22, 2022, the Inflation Reduction Act of 2022 was signed into law and extended increased premium subsidies available in the ACA marketplaces through 2025, which prevents an estimated 2 million individuals from losing coverage. In addition, on October 11, 2022, the IRS issued a final rule changing how affordability of coverage and minimum value is determined for an employee's relatives under the ACA. Specifically, the new rule provides for a separate affordability test where an eligible employer-sponsored plan is affordable for an employee's relative if the employee's required contribution for family coverage under the plan does not exceed 9.5% of the employee's household income. Previously, health coverage affordability and adequacy had been measured solely for the employee, but not for coverage of the employee's family. The Biden Administration estimates that this policy change will provide coverage for an additional 200,000 individuals, and nearly 1 million people will have access to lower premiums. While we expect that the Biden Administration will continue efforts to expand access to healthcare, we cannot predict the effect on us and/or our tenants of any future action by the Biden Administration and/or Congress with respect to the Affordable Care Act and other aspects of the healthcare system.

Section 603 of the Bipartisan Budget Act of 2015 lowered Medicare rates, effective January 1, 2017, for services provided in off-campus, provider-based outpatient departments, to the same level of rates for physician-office settings. Section 603 does not apply to facilities that billed at the lower Medicare rates on or before November 2, 2015 (the "grandfather clause") or that had a binding written agreement in place for the construction of the off-campus site before November 2, 2015 (the "mid-build exemption"). Section 603 reflects movement by the Congress and CMS toward "site-neutral reimbursement" where Medicare rates across different facility-type settings are equalized. CMS implemented these changes beginning January 1, 2017. Beginning January 1, 2019, CMS also implemented site neutral changes in Medicare reimbursement for clinic visits provided in off-campus locations that were previously exempted from payment reductions. While such site neutral changes are expected to lower overall Medicare spending, our medical office buildings located on hospital campuses could become more valuable as hospital tenants keep their higher Medicare rates for on-campus outpatient services. However, other laws may limit the extent to which higher rents may be charged based on proximity to a hospital. Ultimately, we cannot predict the amount of benefit from these measures or if future legislation will ultimately require similar site neutral changes in Medicare reimbursement rates for services provided in other facility-type settings.

Legislative Developments
Each year, legislative proposals for health policy are introduced in Congress and state legislatures, and regulatory changes are enacted by government agencies. These proposals, individually or in the aggregate, could significantly change the delivery of healthcare services, either nationally or at the state level, if implemented. Examples of significant legislation currently under consideration, recently enacted or in the process of implementation, include:

- the Affordable Care Act and proposed amendments and any further repeal measures and related actions at the federal and state level;

- the 2019 repeal of a portion of the Affordable Care Act for the mandate that all individuals purchase health insurance or pay a tax penalty;

- mandatory expansion of healthcare services and increased access to individual healthcare insurance through legislative initiatives, including the Inflation Reduction Act of 2022;

- quality control, cost containment, and payment system reforms for Medicaid, Medicare and other public funding, such as expansion of pay-for-performance criteria and value-based purchasing programs, bundled provider payments, accountable care organizations, increased patient cost-sharing, geographic payment variations, comparative effectiveness research, and lower payments for hospital readmissions;

- implementation of health insurance exchanges and regulations governing their operation, whether run by the state or by the federal government, whereby individuals and small businesses purchase health insurance, including government-funded plans, many assisted by federal subsidies that are under ongoing legal challenges;

- equalization of Medicare payment rates across different facility-type settings (i.e., the Bipartisan Budget Act of 2015, Section 603, lowered Medicare payment rates, effective January 1, 2017, for services provided in off-campus, provider-based outpatient departments to the same level of rates for physician-office settings for those facilities not grandfathered-in under the current Medicare rates as of the law's date of enactment, November 2, 2015 and beginning January 1, 2019, CMS implemented site neutral changes in Medicare reimbursement for clinic visits provided in off-campus locations that were previously exempted from payment reductions);

- the continued adoption by providers of federal standards for, and the associated audits of, the meaningful-use of electronic health records and the transition to ICD-10 coding;

- the continued effort to expand the utilization of telehealth services;

- implementation of federal rules requiring healthcare providers and third party payors to comply with electronic health system interoperability rules intended to allow for more efficient sharing of healthcare data;

- an increased flexibility from the Trump Administration to grant Medicaid waivers, including work and job training requirements, which could decrease Medicaid coverage, as well as the potential reversal of such flexibility under the new Biden Administration;

- changes made by the Biden Administration to reverse actions taken by the Trump Administration that impacted enrollment in health insurance exchanges and Medicaid;

- a continuing trend of provider consolidation and associated antitrust scrutiny; and

- tax law changes affecting non-profit providers, including the 2017 act's effect on charitable contributions.

Environmental Matters

As an owner of real estate, we are subject to various federal, state and local environmental laws, regulations and ordinances and also could be liable to third parties as a result of environmental contamination or noncompliance at our properties even if we no longer own such properties. See the discussion under Item 1A, "Risk Factors," under the caption "Environmental compliance costs and liabilities associated with owning and leasing our properties may

affect our results of operations."

We have adopted a Corporate Environmental Policy, which sets forth our commitment to implementing environmentally sustainable best practices for our own operations, and to assist our tenants in their efforts to address their environmental concerns. Implementation of our Corporate Environmental Policy is the responsibility of our executive management and is overseen by our Board of Directors. As an owner of real estate, we recognize the physical risk to our assets stemming from climate change. We cannot predict the rate at which climate change will progress. However, the physical effects of climate change could have a material adverse effect on our properties, operations, and business. To the extent that climate change impacts weather patterns, our markets could experience severe weather, including hurricanes, severe winter storms, wildfires, droughts, and tornadoes due to increases in storm intensity and unpredictable weather patterns. Over time, these conditions could result in declining demand for space at our properties, delays in construction and resulting increased construction costs, or in our inability to operate the buildings at all. Climate change and severe weather may also have indirect effects on our business by increasing the cost of, or decreasing the availability of, property insurance on terms we find acceptable, and by increasing the costs of energy, maintenance, repair of water and/or wind damage, and snow removal at our properties. We continue to evaluate our asset base for potential exposure to the following climate-related risks: increases in heavy rain, flood, drought, extreme heat, tornadoes and wildfire. As a part of our risk management program, we purchase property insurance to mitigate the risk of extreme weather events and natural disasters. However, our insurance may not adequately cover all of our potential losses. As a result, there can be no assurance that climate change and severe weather will not have a material adverse effect on our properties, operations, or business. As such, executive management reports to the Board of Directors on a regular basis, addressing policy and disclosure changes including environmental and climate-related risks and opportunities. Our Corporate Environmental Policy is posted on the Investor Relations tab of our website (www.chct.reit).

Competition

We compete with many other entities engaged in real estate investment activities for acquisitions of healthcare properties, including national, regional and local operators, acquirers and developers of healthcare-related real estate properties. The competition for healthcare-related real estate properties may significantly increase the price that we must pay for healthcare properties or other assets that we seek to acquire, and our competitors may succeed in acquiring those properties or assets themselves. In addition, our potential acquisition targets may find our competitors to be more attractive because they may have greater resources, may be willing to pay more for the properties or may have a more compatible operating philosophy. In particular, larger REITs that target healthcare properties may enjoy significant competitive advantages that result from, among other things, a lower cost of capital, enhanced operating efficiencies, more personnel and market penetration and familiarity with markets. In addition, the number of entities and the amount of funds competing for suitable investment properties may increase. Increased competition would result in increased demand for the same assets and therefore increase prices paid for them. Those higher prices for healthcare properties or other assets may adversely affect our returns from our investments.

Insurance

We carry comprehensive liability insurance and property insurance covering our properties. In addition, tenants under long-term single-tenant net leases are required to carry property insurance covering our interest in the buildings.

Seasonality

Our business has not been, and we do not expect it to become, subject to material seasonal fluctuations.

Available Information

The Company makes available to the public free of charge through its internet website the Company's Definitive Proxy Statement, Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended, as soon as reasonably practicable after the Company electronically files such reports with, or furnishes such reports to, the Securities and Exchange Commission ("SEC"). The Company's internet website address is www.chct.reit.

Corporate Governance Guidelines

The Company has adopted Corporate Governance Guidelines relating to the conduct and operations of the Board of Directors. The Corporate Governance Guidelines are posted on the Company's website (www.chct.reit) and are available in print to any stockholder who requests a copy.

Committee Charters

The Board of Directors has an Audit Committee, Compensation Committee and Environmental, Social, and Governance Committee. The Board of Directors has adopted written charters for each committee which are posted on the Company's website (www.chct.reit) and are available in print to any stockholder who requests a copy.

Corporate Responsibility

The Company is committed to conducting its business according to the highest ethical standards and upholding its corporate responsibilities as a public company operating for the benefit of its stockholders. To that end, the Company modified its Governance Committee to be the Environmental, Social, and Governance ("ESG") Committee with a revised charter included on the Company's website at www.chct.reit. Among other duties, the ESG Committee meets at least annually to review and recommend to the Board the general strategy and initiatives regarding ESG matters, including the Company's internal and external communications and disclosures.

The Company's Board of Directors has adopted a revised Code of Ethics and Business Conduct that not only applies to its directors, officers, and other employees but also extends the Company's expectations that its vendors, service providers, contractors, and consultants will embrace the Company's commitment to integrity and personal responsibility by complying with this Code at all times. The Code of Ethics and Business Conduct includes the Company's commitment to promote high standards of integrity by conducting its affairs honestly and ethically and to include in its periodic reports or other publicly available documents information and metrics related to internal monitoring, whistleblower, or reporting systems.

The Company's whistleblower policy prohibits the Company and its affiliates and their officers, employees and agents from discharging, demoting, suspending, threatening, harassing or in any other manner discriminating against any employee for raising a concern. If an employee desires to raise a concern in a confidential or anonymous manner, the concern may be directed to the whistleblower officer at the Company's whistleblower hotline. During the year ended December 31, 2022, the whistleblower officer received no whistleblower complaints.

The Company's Information Technology infrastructure is cloud-based, utilizing Software as a Service ("SaaS") applications for substantially all of its software requirements. Management has formed an IT Committee consisting of the Chief Executive Officer, Chief Financial Officer, and the Vice President of Information Technology to review and discuss information security matters and cyber security risks. The committee meets at least twice a year and reports to the Board of Directors as needed. The Company has adopted the Center of Internet Security (CIS) v8 IG1 cyber security controls including adopting an annual information security training program for its employees. The Company has partnered with a global cyber security leader to continuously and proactively manage and mitigate the ever growing list of cyber threats. As part of the managed monitoring and remediation platform, the Company benefits from a $100,000 breach prevention warranty. Since the Company's inception, the Company has not had a security breach resulting in expenses, penalties or settlements.

ITEM 1A.   RISK FACTORS

Risk Factor Summary

Investing in our common stock involves a degree of risk. You should carefully consider all information in this Annual Report on Form 10-K prior to investing in our common stock. These risks are discussed more fully below in the section titled "Risk Factors." These risks and uncertainties include, but are not limited to, the following:

- General economic conditions can have a material adverse effect on our business, financial conditions and results of operations.

- Failure to implement strategies to enhance our performance could have a material adverse effect on our business, results of operations and financial conditions.

- Our success depends, in part, on our ability to continue to make successful real estate acquisitions at fair prices and to integrate these acquisitions into our operations, and the failure to do so can have a material adverse effect on our business, financial conditions and results of operations.

- If we sell properties by providing financing to purchasers, defaults by the purchasers would adversely affect our cash flows.

- Our ability to perform depends on keeping and hiring exceptionally talented management and employees, and our failure to do so could have a material adverse effect on our business, revenues, results of operations and financial condition.

- Risks associated with a pandemic, epidemic or outbreak of a contagious disease, such as the COVID-19 pandemic's impact on global markets, may adversely affect our revenues, results of operations and financial condition.

- Our tenants are subject to significant regulatory oversight, and changes in any of the laws and regulations applicable to their business could adversely impact our tenants' ability to make rent payments to us, which, in turn, could have a material adverse effect on our business, revenues, results of operations and financial conditions.

- Climate change may adversely affect our business due to new weather patterns or the occurrence of significant weather events which could impact economic activity or the value of our properties in specific markets.

- Our properties generate rent revenue, and any adverse impacts on our properties, including, but not limited to, inability to secure funds for future tenant or other capital improvements or payment of leasing commissions, a requirement to make rent or other concessions and significant capital expenditures to improve our properties in order to retain and attract tenants, property vacancies, increases in property taxes, uninsured damages to or total losses of our properties, or health and safety or environmental violations, could have a material adverse effect on our properties, revenues, results of operations and financial condition.

- We primarily fund our acquisitions through our Credit Facility and equity offerings, and any inability to utilize our Credit Facility or access capital markets at favorable terms and rates could have a material adverse effect on our business, results of operations and financial conditions.

- We qualify as a REIT under the Code, and the failure to remain qualified as a REIT would have a material adverse effect on our business, cash flows, ability to pay distributions and the market price of our common stock.

The following discussion of risk factors contains forward-looking statements. These risk factors may be important to understanding other statements in this Annual Report on Form 10-K, and we direct you to read our statement about forward-looking statements under the title "Cautionary Statements Regarding Forward-Looking Statements" in this Annual Report on Form 10-K. The following information should be read in conjunction with Part II, Item 7, "Management's Discussion And Analysis of Financial Condition and Results of Operations" and the consolidated financial statements and related notes in Part II, Item 8, "Financial Statements and Supplementary Data" of this Annual Report on Form 10-K. The risks and uncertainties described below are not the only ones we face. Additional risk and uncertainties not presently known to us or that we presently deem less significant may also impair our business operations. If any of the events or circumstances described in the following risk factors actually occur, our business, operating results, financial condition, cash flows, and prospects could be materially and adversely affected. In that event, the market price of our common stock could decline, and you could lose part or all of your investment.

The business, financial condition and operating results of the Company can be affected by a number of factors, whether currently known or unknown, including but not limited to those described below, any one or more of which could, directly or indirectly, cause the Company's actual financial condition and operating results to vary materially from past, or from anticipated future, financial condition and operating results. Any of these factors, in whole or in part, could materially and adversely affect the Company's business, financial condition, operating results and stock price.

Because of the following factors, as well as other factors affecting the Company's financial condition and operating results, past financial performance should not be considered to be a reliable indicator of future performance, and investors should not use historical trends to anticipate results or trends in future periods.

Risks Related to Our Business

Inflation and the U.S. government's response thereto could adversely impact our tenants and our operations.

Inflation, both real or anticipated, could adversely affect the economy and the costs of labor, goods and services to our tenants. Increased operating costs resulting from inflation could have an adverse impact on our tenants if increases in their operating expenses exceed increases in their revenue, which may adversely affect our tenants' ability to pay rent or other obligations owed to us. In March 2022, the U.S. Federal Reserve began, and has continued and is expected to continue, to raise interest rates in an effort to curb inflation. Increases in interest rates will increase interest cost on existing variable rate debt, including our Credit Facility. Such increases in the cost of capital could adversely impact our ability to finance operations and acquire properties. Increased interest rates may also result in less liquid property markets, limiting our ability to sell existing assets.

Our real estate investments are concentrated in healthcare properties, making us more vulnerable economically than if our investments were diversified in other segments of the economy.

We acquire, own, manage, operate and selectively develop properties for lease primarily to physicians and healthcare delivery systems. We are subject to risks inherent in concentrating investments in real estate, and the risks resulting from a lack of diversification is even greater as a result of our business strategy to concentrate our investments in the healthcare sector. Any adverse effects that result from these risks could be more pronounced than if we diversified our investments outside of healthcare properties. Given our concentration in this sector, our tenant base is especially concentrated and dependent upon the healthcare industry generally, and any industry downturn could adversely affect the ability of our tenants to make lease payments and our ability to maintain current rental and occupancy rates. Our tenant mix could become even more concentrated if a significant portion of our tenants practice in a particular medical field or are reliant upon a particular healthcare delivery system. Accordingly, a downturn in the healthcare industry generally, or in the healthcare related facility specifically, could adversely affect our business, financial condition and results of operations, our ability to make distributions to our shareholders and the market price of our common shares.

Failure by our major tenants to make rental payments to us, because of a deterioration of their financial condition, a termination of their leases, a non-renewal of their leases or otherwise, could have a material adverse effect on our results of operations.

At any time, our tenants may experience a downturn in their businesses that may significantly weaken their financial condition, whether as a result of general economic conditions or otherwise. As a result, our tenants may fail to make rental payments when due, delay lease commencements, decline to extend or renew leases upon expiration or declare bankruptcy or be subject to involuntary insolvency proceedings. Any of these actions could result in the termination of the tenants' leases or the failure to renew a lease and the loss of rental income attributable to the terminated leases. The occurrence of any of the situations described above could have a material adverse effect on our financial condition, results of operations, cash flows, or the market price of our common stock.

We may be unable to source off-market or lightly marketed deal flow in the future, which may have a material adverse effect on our growth.

A key component of our investment strategy is to acquire additional healthcare properties in off-market or lightly marketed transactions, relying on our officers' relationships with healthcare providers and real estate brokers. We seek to acquire properties before they are widely marketed by real estate brokers. As we expect to compete with many national, regional and local acquirers of healthcare properties, properties that are acquired in off-market or lightly marketed transactions are typically more attractive to us as a purchaser because of the absence of a formal sales process, which could lead to higher prices. In the formal sales process, our potential acquisition targets may find our competitors to be more attractive because they may have greater resources, may be willing to pay more for the properties or may have a more compatible operating philosophy. In particular, larger REITs, including publicly traded and privately held REITs, private equity investors or institutional investment funds who are targeting healthcare properties may enjoy significant competitive advantages that result from, among other things, a lower cost of capital, enhanced operating efficiencies, more risk tolerance, more personnel and market penetration and familiarity with markets. As such, if we do not have access to off-market or lightly marketed deal flow in the future, our ability to locate and acquire additional properties in our target submarkets at attractive prices could be materially and adversely affected, which could materially impede our growth, and, as a result, adversely affect our operating results.

We depend on the continued services and performance of our senior management and other key employees, the loss of any of whom could adversely affect our business, operating results, financial condition, and stock price.

On February 13, 2023, our board of directors announced that Timothy G. Wallace is taking a medical leave of absence from his roles as our Chairman of the Board, Chief Executive Officer and President, effective February 10, 2023, due to complications from a peptic ulcer. Our board of directors has appointed David H. Dupuy, our Chief Financial Officer, as Interim Chief Executive Officer, effective February 10, 2023.

Our success depends, to a significant extent, on the continued services of Messrs. Wallace and Dupuy, Ms. Leigh Ann Stach, our Executive Vice President and Chief Accounting Officer, and Timothy L. Meyer, our Executive Vice President, Asset Management. Each executive officer has significant experience in the healthcare and/or real estate industry and have all developed significant relationships with various healthcare providers and real estate brokers throughout the United States. Our ability to continue to acquire and develop healthcare properties in off-market or lightly marketed transactions depends upon the significant relationships that our senior management team has developed over many years. The loss of services of our senior management, particularly Mr. Wallace, or other key employees for any reason or for any amount of time could significantly delay or prevent the achievement of our strategic objectives and negatively impact our business, financial condition, results of operations, and stock price.

Although we have entered into employment agreements with Messrs. Wallace, Dupuy, and Meyer and Ms. Stach, we cannot provide any assurance that any of them will remain employed by us. Our ability to retain our executive officers, or to attract suitable replacements should any member of the senior management team leave, is dependent on the competitive nature of the employment market. The loss of services of, or the failure to successfully integrate one or more new members of, our senior management team could adversely affect our business and our prospects.

In addition, we have recently observed an overall tightening and increasingly competitive labor market. Our business could be adversely affected by an inability to retain personnel or upward pressure on wages as a result of the competitive labor market.

We may be unable to complete any pending acquisitions, which would adversely affect our ability to make distributions to our stockholders and could have a material adverse impact on our results of operations, earnings and cash flow.

We cannot assure you that we will complete any pending acquisitions on the terms described in this report or other reports the Company may file or furnish in future SEC filings, because these transactions are subject to a variety of conditions, including, in the case of properties under contract, the execution of a mutually agreed-upon lease between us and the proposed tenant, our satisfactory completion of due diligence and the satisfaction of customary closing conditions. We may determine through due diligence that the prospective facility does not meet our investment standards and there is no assurance that we will successfully close an acquisition once a purchase agreement has been signed. These transactions, whether or not successful, require substantial time and attention from management. Furthermore, the pending acquisitions require significant expense, including expenses for due diligence, legal and accounting fees and other costs. If we are unable to complete any potential acquisitions, we would still incur the costs associated with pursuing those investments but would not generate the revenues and net operating income that we currently anticipate, which would adversely affect our ability to make distributions to our stockholders and could have a material adverse impact on our financial condition, results of operations and the market price of our common shares. Additionally, failure to close acquisitions under contract or in our investment pipeline could restrict our growth opportunities.

We may obtain only limited warranties when we purchase a property, which, in turn, would only provide us with limited recourse against the seller if issues arise after our purchase of a property.

The seller of a property often sells such property in its "as is" condition on a "where is" basis and "with all faults," without any warranties of merchantability or fitness for a particular use or purpose. In addition, purchase and sale agreements may contain only limited warranties, representations and indemnifications that will only survive for a limited period after the closing. The purchase of properties with limited warranties increases the risk of having little or no recourse against a seller if issues were to arise at such property. This, in turn, could cause us to have to write off our investment in the property, which could negatively affect our business, results of operations, our ability to pay distributions to our stockholders and the trading price of our common stock.

We may be unable to successfully acquire properties and expand our operations into new or existing target submarkets.

A component of our strategy is to pursue acquisitions of properties in new and existing target submarkets. These acquisitions could divert our officers' attention from other pending and/or potential acquisitions, and we may be unable to retain key employees or attract highly qualified new employees in those markets. In addition, we may not possess familiarity with the dynamics and prevailing conditions of any new target submarkets, which could adversely affect our ability to successfully expand into or operate within those markets. For example, new target submarkets may have different insurance practices, reimbursement rates and local real estate zoning regulations than those with which we are familiar. We may find ourselves more dependent on third parties in new target submarkets because our physical distance could hinder our ability to directly and efficiently manage and otherwise monitor new properties in new target submarkets. In addition, our expansion into new target submarkets could result in unexpected costs or delays as well as lower occupancy rates and other adverse consequences. We may not be successful in identifying suitable properties or other assets that meet our acquisition criteria or in consummating acquisitions on satisfactory terms or at all for a number of reasons, including, among other things, significant competition from other prospective purchasers in new target submarkets, unsatisfactory results of our due diligence investigations, including potential negative impacts of climate change and extreme weather conditions on the property, failure to obtain financing for the acquisition on favorable terms or at all, and our misjudgment of the value of the opportunities. We may also be unable to successfully integrate the operations of acquired properties, maintain consistent standards, controls, policies and procedures, or realize the anticipated benefits of the acquisitions within the anticipated timeframe or at all. If we are unsuccessful in expanding into new or our existing target

submarkets, it could materially and adversely affect our business, financial condition and results of operations, our ability to make distributions to our stockholders and the market price of our common stock.

We are subject to risks associated with a pandemic, epidemic or outbreak of a contagious disease, such as the COVID-19 pandemic's impact on global markets which may affect our future access to liquidity and materially adversely affect our actual business operations, results of operations and financial condition.

The COVID-19 pandemic, and restrictions intended to prevent its spread, have had a significant adverse impact on economic and market conditions around the world, including the United States and the markets in which we own properties. COVID-19 and measures to prevent its spread impacted many healthcare providers, including some of our tenants. During 2020 and 2021, some of them were not seeing patients, others saw a reduced number of elective procedures and/or patient visits, while others experienced limited impact, or even saw improved cash flows from either increases in census or government funding. As a result of the pandemic, during 2020 and 2021, the Company entered into deferral agreements with 18 tenants, with deferrals representing less than one percent of our annualized rent in the aggregate. All amounts that were due under the deferral agreements have been repaid.

Although more normalized activities have resumed, a resurgence of the COVID-19 pandemic or its variants could alter the market for healthcare real estate, which, in turn, could decrease our investment pipeline and cause us not to achieve our acquisition goals. Relatedly, adverse effects of COVID-19 or any contagious disease outbreak may include lower patient volumes or reduced revenues of our tenants, an increase in rent deferral requests, requests to extend the repayment periods for deferred rent, or a failure by our tenants to pay rent to us, which may materially impact our business, financial condition, results of operation, our ability to pay distributions on our stock and the market prices of our stock, as well as our ability to satisfy the covenants in our existing and any future debt agreements, including the Credit Facility, and service our outstanding indebtedness. The impact of any such pandemic may also exacerbate other risks discussed in this Risk Factors section, any of which could have a material effect on us.

The bankruptcy, insolvency or weakened financial position of our tenants, and particularly our largest tenants, could materially and adversely affect our operating results and financial condition.

We receive substantially all of our revenue from rent payments from tenants under leases of space in our healthcare properties. We have no control over the success or failure of our tenants' businesses and, at any time, any of our tenants may experience a downturn in its business that may weaken its financial condition. Additionally, private or governmental payers may lower the reimbursement rates paid to our tenants for their healthcare services. For example, the Affordable Care Act provides for significant reductions to Medicare and Medicaid payments. As a result, our tenants may delay lease commencement or renewal, fail to make rent payments when due or declare bankruptcy. Any leasing delays, tenant failures to make rent payments when due or tenant bankruptcies could result in the termination of the tenant's lease and, particularly in the case of a large tenant, or a significant number of tenants, may have a material adverse effect on our business, financial condition and results of operations, our ability to make distributions to our stockholders and the market price of our common stock. In addition, to the extent a tenant vacates specialized space in one of our properties (such as imaging space, ambulatory surgical space, or inpatient hospital space), re-leasing the vacated space could be more difficult than re-leasing less specialized office space, as there are fewer users for such specialized healthcare space in a typical market than for more traditional office space.

Any bankruptcy filings by or relating to one of our tenants could bar all efforts by us to collect pre-bankruptcy debts from that tenant or seize its property, unless we receive an order permitting us to do so from a bankruptcy court, which we may be unable to obtain. A tenant bankruptcy could also delay our efforts to collect past due balances under the relevant leases and could ultimately preclude full collection of these sums. Furthermore, if a tenant rejects the lease while in bankruptcy, we would have only a general unsecured claim for pre-petition damages. Any unsecured claim that we hold may be paid only to the extent that funds are available and only in the same percentage as is paid to all other holders of unsecured claims. It is possible that we may recover substantially less than the full value of any unsecured claims that we hold, if any, which may have a material adverse effect on our business, financial condition and results of operations, our ability to make distributions to our stockholders and the market price of our common stock. Furthermore, dealing with a tenant bankruptcy or other default may divert

management's attention and cause us to incur substantial legal and other costs, which could adversely affect our ability to execute our business strategies, financial condition, and results of operations, as well as our ability to make distributions to our stockholders and the market price of our common stock.

We cannot predict whether our tenants will renew existing leases beyond their current terms. At December 31, 2022, we had 49 leases scheduled to expire in 2023 and 52 leases scheduled to expire in 2024, which represent 5.9% and 6.9% of our total annualized lease revenue, respectively, for the year ended December 31, 2022. If any of our leases are not renewed, or are terminated prior to the contractual expiration date, we would attempt to lease those properties to another tenant at then-current market rates. However, following expiration of a lease term or if we exercise our right to replace a tenant in default, rental payments on the related properties could decline or cease altogether while we reposition the properties with a suitable replacement tenant. As such, we may be required to fund certain expenses and obligations (e.g., real estate taxes, debt costs and maintenance expenses) to preserve the value of, and avoid the imposition of liens on, our properties while they are being repositioned. Furthermore, our ability to reposition our properties with a suitable tenant could be significantly delayed or limited by state licensing, receivership, certificate of need, or CON, or other laws, as well as by the Medicare and Medicaid change-of-ownership rules. We could also incur substantial additional expenses in connection with any licensing, receivership or change-of-ownership proceedings. In addition, our ability to locate suitable replacement tenants could be impaired by the specialized healthcare uses or contractual restrictions on use of the properties, and we may be required to spend substantial amounts to adapt the properties to other uses. Any such delays, limitations and expenses could adversely impact our ability to collect rent, obtain possession of leased properties or otherwise exercise remedies for tenant default and could have a material adverse effect on our business, financial condition and results of operations, our ability to make distributions to our stockholders and the market price of our common stock.

All of these risks may be greater in the target submarkets on which we focus, where there may be fewer potential replacement tenants, making it more difficult to replace tenants, especially for specialized space, like hospital or outpatient treatment facilities located in our properties, and could have a material adverse effect on our business, financial condition and results of operations, our ability to make distributions to our stockholders and the market price of our common stock.

We may be unable to secure funds for future tenant or other capital improvements or payment of leasing commissions, which could limit our ability to attract or replace tenants and adversely impact our ability to make cash distributions to our stockholders.

When tenants do not renew their leases or otherwise vacate their space, it is common that, in order to attract replacement tenants, we will be required to expend funds for tenant improvements, payment of leasing commissions and other concessions related to the vacated space. Such tenant improvements may require us to incur substantial capital expenditures. We may not be able to fund capital expenditures solely from cash provided from our operating activities because we must distribute at least 90% of our REIT taxable income, determined without regard to the deduction for dividends paid and excluding net capital gains, each year to qualify as a REIT. As a result, our ability to fund tenant and other capital improvements or payment of leasing commissions through retained earnings may be limited. If we have insufficient capital reserves, we will have to obtain financing from other sources. We may also have future financing needs for other capital improvements to refurbish or renovate our properties. If we are unable to secure financing on terms that we believe are acceptable or at all, we may be unable to make tenant and other capital improvements, payment of leasing commissions or we may be required to defer such improvements. If this happens, it may result in fewer potential tenants being attracted to the property or existing tenants not renewing their leases, causing one or more of our properties to suffer from a greater risk of obsolescence or a decline in value. If we do not have access to sufficient funding in the future, we may not be able to make necessary capital improvements to our properties, pay leasing commissions or other expenses or pay distributions to our stockholders.

We may be required to make rent or other concessions and significant capital expenditures to improve our properties in order to retain and attract tenants, which could adversely affect our financial condition, results of operations and cash flow.

In order to retain existing tenants and attract new tenants, we may be required to offer more substantial rent abatements, tenant improvement allowances and early termination rights, provide options to purchase our properties

within the lease term or accommodate requests for renovations, build-to-suit remodeling and other improvements or provide additional services to our tenants. As a result, we may have to make significant capital or other expenditures in order to retain tenants whose leases expire and to attract new tenants in sufficient numbers, which could adversely affect our results of operations and cash flow. Additionally, if we need to raise capital to make such expenditures and are unable to do so, or such capital is otherwise unavailable, we may be unable to make the required expenditures. This could result in non-renewals by tenants upon expiration of their leases, which could adversely affect our financial condition, results of operations, cash flows, or the market price of our common stock or preferred stock.

Supply chain disruptions and unexpected construction expenses and delays could impact our ability to timely deliver spaces to tenants and/or our ability to achieve the expected value of a construction project or lease, thereby adversely affecting our profitability.

The construction and building industry, similar to many other industries, is experiencing worldwide supply chain disruptions due to a multitude of factors that are beyond our control. Materials, parts and labor have also increased in cost over the past year or earlier, sometimes significantly and over a short period of time. Although we are generally not engaged in large-scale development projects, small-scale construction projects, such as building renovations and maintenance and tenant improvements required under leases are a routine and necessary part of our business. We may incur costs for a property renovation or tenant buildout that exceeds our original estimates due to increased costs for materials or labor or other costs that are unexpected. We also may be unable to complete renovation of a property or tenant space on schedule due to supply chain disruptions or labor shortages, which could result in increased debt service expense or construction costs. The time frame required to recoup our renovation and construction costs and to realize a return on such costs may be significant and materially adversely affect our profitability.

Some of the leases at our properties contain "early termination" provisions which, if triggered, may allow tenants to terminate their leases without further payment to us, which could adversely affect our financial condition and results of operations and the value of the applicable property.

Certain tenants have a right to terminate their leases prior to the termination date stated in their lease upon payment of a penalty, but others are not required to pay any penalty associated with an early termination. There can be no assurance that tenants will continue their activities and continue occupancy of the premises. Any cessation of occupancy by tenants may have an adverse effect on our operations.

Adverse economic or other conditions in the geographic markets in which we conduct business could negatively affect our occupancy levels and rental rates and have a material adverse effect on our operating results.

Our operating results depend upon our ability to maintain and improve the anticipated occupancy levels and rental rates at our properties. Adverse economic or other conditions in the geographic markets in which we operate, including periods of economic slowdown or recession, industry slowdowns, periods of deflation, relocation of businesses, changing demographics, water pollution, earthquakes and other natural disasters, fires, terrorist acts, epidemics, pandemics, civil disturbances or acts of war and other man-made disasters which may result in uninsured or underinsured losses, and changes in tax, real estate, zoning and other laws and regulations, may lower our tenants' businesses, occupancy levels and limit our ability to increase rents or require us to offer rental concessions. The failure of our properties to generate revenues sufficient to meet our cash requirements, including operating and other expenses, debt service and capital expenditures, may have an adverse effect on our business, financial condition and results of operations, our ability to make distributions to our stockholders and the market price of our common stock.

Climate change may adversely affect our business.

We cannot predict the rate at which climate change will progress. However, the physical effects of climate change could have a material adverse effect on our properties, operations, and business. To the extent that climate change impacts changes in weather patterns, our markets could experience severe weather, including hurricanes, severe winter storms, and tornadoes due to increases in storm intensity and unpredictable weather patterns. Over time, these weather conditions could result in declining demand for space at our properties, delays in construction, resulting in increased construction costs, or in our inability to operate the buildings at all. Climate change and severe weather may also have indirect effects on our business by increasing the cost of, or decreasing the availability of, property

insurance on terms we find acceptable, by increasing the costs of energy, maintenance, repair of water and/or wind damage, and snow removal at our properties.

In recent years, the assessment of the potential impact of climate change has begun to impact the activities of government authorities and other areas that impact the business environment in the U.S., including, but not limited to, energy-efficiency measures, water use measures and land-use practices. According to the latest data provided by the U.S. Environmental Protection Agency, the U.S. is responsible for approximately 15% of the global greenhouse gas emissions. To combat the cause of global warming domestically, President Biden identified climate change as one of his administration's top priorities and pledged to seek measures that would pave the path for the U.S. to eliminate net greenhouse gas pollution by 2050. In April 2021, President Biden announced the administration's plan to reduce the U.S. greenhouse gas emissions by at least 50% by 2030. These environmental goals earned a prominent place in the Biden administration's $1.2 trillion infrastructure bill, which was signed into law on November 15, 2021. It is not yet known what impact this law may have on our properties, business operations, or our tenants.

Numerous states and municipalities have adopted laws and policies on climate change and emission reduction targets. Changes in federal, state, and local legislation and regulation based on concerns about climate change could result in increased capital expenditures on our existing properties and our new development properties (for example, to improve their energy efficiency and/or resistance to severe weather) without a corresponding increase in revenue, which may result in adverse impacts to our net income. The impact of climate change on weather patterns or the occurrence of significant weather events could impact economic activity or the value of our properties in specific markets.

We rely on a limited number of vendors to provide key services, including, but not limited to, utilities and construction services, at certain of our properties. Our business and property operations may be adversely affected if these vendors fail to adequately provide key services at our properties as a result of unanticipated events, including those resulting from climate change. If a vendor fails to adequately provide utilities, construction, or other important services, we may experience significant interruptions in service and disruptions to business operations at our properties, incur remediation costs, and become subject to claims and damage to our reputation.

The occurrence of any of these events or conditions may result in physical damage to our properties and adversely impact our ability to lease our properties, including our or our tenants' ability to obtain property insurance on acceptable terms, which would materially and adversely affect us.

Environmental, social and governance matters may cause us to incur additional costs, make personnel changes, and affect the attractiveness of our stock to investors.

Shareholder, public and governmental expectations have been increasing with respect to corporate responsibility, sustainability, diversity and inclusion and related ESG matters. Shareholder advisory services and other organizations have developed and publish, and others may in the future develop and publish, rating systems and other scoring and reporting mechanisms to evaluate and compare the ESG performance of our Company and others. These ratings systems frequently change, and scores are often based on a relative ranking which may cause a company's score to deteriorate if peer companies' rankings improve. Keeping up with such changes may divert management's time and attention from other business priorities. These force us to incur additional costs for staff, systems, and board members. In addition, current shareholders and prospective investors may use these ratings and/ or their own internal ESG benchmarks to determine whether and to what extent they may choose to invest in our securities, engage with us to advocate for improved ESG performance or disclosure, make voting decisions as shareholders, or take other actions to hold us and our board of directors accountable with respect to ESG matters.

Some legislatures, government agencies and listing exchanges have mandated or proposed, and others may in the future further mandate, certain ESG disclosure or performance. For example, board diversity and inclusion is an ESG topic that is receiving heightened attention from lawmakers and listing exchanges. As an example, in 2021, the SEC approved Nasdaq Stock Market LLC's proposal that requires most Nasdaq-listed companies to meet specified board diversity requirements within a defined compliance period and face potential delisting if they do not explain any failure to meet the requirements. If we are unable to recruit, attract and/or retain qualified members of our board

of directors to maintain compliance with the diversity requirements of applicable mandates within the prescribed timelines, we could be exposed to costly fines and penalties. We may also face reputational damage in the event our corporate responsibility initiatives or objectives, including with respect to board diversity, do not meet the standards or expectations of shareholders, prospective investors, lawmakers, listing exchanges or other constituencies, or if we are unable to achieve acceptable ESG ratings from third party rating services. Failure to comply with ESG-related laws, exchange policies or stakeholder expectations could materially and adversely impact the value of our stock and related cost of capital, and limit our ability to fund future growth.

A large percentage of our properties are located in Texas, Ohio, and Illinois, and changes in these markets may materially adversely impact our business and financial condition.

Of our investments in 174 properties, the properties located in Texas, Ohio, and Illinois provide, in the aggregate, approximately 39.0% of our annualized rent as of December 31, 2022. As a result of this geographic concentration, we are particularly exposed to downturns in the economies of those states or other changes in such states' respective real estate market conditions. Any material change in the current payment programs or regulatory, economic, environmental or competitive conditions in these states could have a disproportionate effect on our overall business results. In the event of negative economic or other changes in these markets, our business, financial condition and results of operations, our ability to make distributions to our stockholders and the market price of our common stock may be materially and adversely affected.

We will rely upon external sources of capital to fund future capital needs, and, if we encounter difficulty in obtaining such capital, we may not be able to make future acquisitions necessary to grow our business or meet maturing obligations.

In order to maintain our status as a REIT under the Code, we are required, among other things, to distribute each year to our stockholders at least 90% of our REIT taxable income, without regard to the deduction for dividends paid and excluding net capital gains. In addition, we are subject to income tax at regular corporate rates to the extent we distribute less than 100% of our REIT taxable income, including any net capital gains. Because of this distribution requirement, we will not likely be able to fund all of our future capital needs from cash retained from operations, including capital needed to make investments and to satisfy or refinance maturing obligations. As a result, we expect to rely upon external sources of capital, including debt and equity financing, to fund future capital needs. If we are unable to obtain needed capital on satisfactory terms or at all, we may not be able to make the investments needed to expand our business or to meet our obligations and commitments as they mature. Our access to capital will depend upon a number of factors over which we have little or no control, including general market conditions, the market's perception of our current and potential future earnings and cash distributions and the market price of our common stock. We may not be in a position to take advantage of attractive acquisition opportunities for growth if we are unable to access the capital markets on a timely basis on favorable terms.

The capital and credit markets have experienced extreme volatility and disruption as a result of the global outbreak of COVID-19, the conflict between Russia and Ukraine, and the recent rise in inflation, as well as the resulting governmental policies. We believe that such volatility and disruption are likely to continue into the foreseeable future. Market volatility and disruption could hinder our ability to obtain new debt financing or refinance our maturing debt on favorable terms or at all or to raise debt and equity capital.

We may not be able to control our expenses or our expenses may remain constant or increase, even if our revenue does not increase, which could cause our results of operations to be adversely affected.

There are factors beyond our control that may adversely affect our ability to control our expenses. Certain costs associated with real estate investments (e.g., real estate taxes, debt costs, increases in costs to address environmental impacts related to climate change or natural disasters, and maintenance expenses) required to preserve the value of the property may not be reduced even if a healthcare related facility is not occupied or other circumstances cause our revenues to decrease. If our expenses increase as a result of any of the aforementioned factors, our results of operations may be adversely affected.

Our ability to issue equity to expand our business will depend, in part, upon the market price of our common stock, and our failure to meet market expectations with respect to our business could adversely affect the market price of our common stock and thereby limit our ability to raise capital.

The availability of equity capital to us will depend, in part, upon the market price of our common stock, which, in turn, will depend upon various market conditions and other factors that may change from time to time, including:

- the extent of investor interest in our Company and our assets;

- our ability to satisfy the distribution requirements applicable to REITs;

- the general reputation of REITs and the attractiveness of their equity securities in comparison to other equity securities, including securities issued by other real estate-based companies;

- our financial performance and that of our tenants;

- analyst reports about us and the REIT industry;

- macroeconomic conditions generally and conditions affecting the healthcare and real estate industry in particular;

- general stock and bond market conditions, including changes in interest rates on fixed income securities, which may lead prospective purchasers of our common stock to demand a higher annual yield from future distributions;

- a failure to maintain or increase our dividend which is dependent, in large part, upon funds from operations, or FFO, which, in turn, depends upon increased revenue from additional acquisitions and rental increases; and

- other factors such as governmental regulatory action and changes in REIT tax laws.

Our failure to meet the market's expectations with regard to future earnings and cash distributions could materially and adversely affect the market price of our common stock and, as a result, the cost and availability of equity capital to us.

We have now, and may have in the future, exposure to contingent rent escalators, which can hinder our growth and profitability.

We receive a significant portion of our revenues by acquiring and leasing our assets under long-term net leases in which the rental rate is generally fixed with annual fixed rate rental rate escalations or rental rate escalators based upon changes in the Consumer Price Index, or CPI. Properties which we acquire in the future may contain CPI escalators or escalators that are contingent upon our tenant's achievement of specified revenue parameters. If, as a result of weak economic conditions or other factors, the revenues generated by our net leased properties do not meet the specified parameters or CPI does not increase, our growth and profitability may be adversely affected.

Our investments in development projects may not yield anticipated returns which could directly affect our operating results and reduce the amount of funds available for distributions.

A component of our growth strategy is exploring development opportunities, some of which may arise through strategic joint ventures. In deciding whether to make an investment in a particular development, we make certain assumptions regarding the expected future performance of that property. To the extent that we consummate development opportunities, our investment in these projects could be subject to the following risks:

- we may be unable to obtain financing for development projects on favorable terms or at all;

- we may not complete development projects on schedule or within budgeted amounts;

- we may encounter delays in obtaining or fail to obtain all necessary zoning, land use, building, occupancy, environmental and other governmental permits and authorizations, or underestimate the costs necessary to develop the property to market standards;

- development or construction delays may provide tenants the right to terminate preconstruction leases or cause us to incur additional costs;

- volatility in the price of construction materials or labor may increase our development costs;

- hospitals or health systems may maintain significant decision-making authority with respect to the development schedule;

- we may incorrectly forecast risks associated with development in new geographic regions;

- tenants may not lease space at the quantity or rental rate levels projected;

- demand for our development project may decrease prior to completion, including due to competition from other developments; and

- lease rates and rents at newly developed properties may fluctuate based on factors beyond our control, including market and economic conditions.

If our investments in development projects do not yield anticipated returns for any reason, including those set forth above, our business, financial condition and results of operations, our ability to make distributions to our shareholders and the market price of our common shares may be adversely affected.

Mortgage notes in which we may invest in may be impacted by unfavorable real estate market conditions, which could decrease their value.

Investments in mortgage notes involve special risks relating to the particular borrower, and we could be at risk of loss on that investment, including losses as a result of a default on the mortgage note. These losses may be caused by many conditions beyond our control, including economic conditions affecting real estate values, tenant defaults and lease expirations, interest rate levels, adverse rulings of bankruptcy courts, and the other economic and liability risks associated with real estate. We do not know whether the values of the property securing any of our real estate related investments will remain at the levels existing on the dates we initially make the related investment. If the values of the underlying properties drop, our risk will increase and the values of our interests may decrease.

Delays in liquidating defaulted mortgage note investments could reduce our investment returns.

Delays in liquidating defaulted mortgage note investments could reduce our investment returns. If there are defaults under mortgage note investments, we may not be able to foreclose on or obtain a suitable remedy with respect to such investments. Specifically, we may not be able to repossess and sell the underlying properties quickly, which could reduce the value of our investment. For example, an action to foreclose on a property securing a mortgage note is regulated by state statutes and rules and is subject to many of the delays and expenses of lawsuits if the defendant raises defenses or counterclaims. Additionally, in the event of default by a mortgagor, these restrictions, among other things, may impede our ability to foreclose on or sell the mortgaged property or to obtain proceeds sufficient to repay all amounts due to us on the mortgage note.

Cybersecurity incidents could disrupt our business and result in the unavailability or compromise of confidential information.

Our business is at risk from and may be impacted by information security incidents, including attempts to gain unauthorized access to our confidential data, ransomware, malware, and other electronic security events. Such incidents can range from individual attempts to gain unauthorized access to our information technology systems to more sophisticated security threats. They can also result from internal compromises, such as human error or

malicious acts. While we employ a number of measures to prevent, detect and mitigate these threats, there is no guarantee such efforts will be successful in preventing a cyber event. Cybersecurity incidents could disrupt our business and compromise confidential information of ours and third parties, including our tenants.

The replacement of LIBOR with SOFR may adversely affect interest expense related to outstanding debt.

In July 2017, Financial Conduct Authority (the authority that regulates LIBOR) previously announced its intent to stop compelling banks to submit rates for the calculation of LIBOR after 2021, and the administrator of LIBOR announced its intention to cease the publication of the one week and two month USD LIBOR settings immediately following December 31, 2021, and the remaining USD LIBOR settings immediately following the LIBOR publication on June 30, 2023. The one week and two month USD LIBOR settings were last published on December 31, 2021. The Alternative Reference Rates Committee has proposed that the Secured Overnight Financing Rate ("SOFR") is the rate that represents best practice as the alternative to LIBOR for use in derivatives and other financial contracts currently indexed to LIBOR.

On December 14, 2022, we amended our Credit Facility to replace LIBOR as a benchmark interest rate for loans under the Credit Facility with SOFR. SOFR is calculated based on short-term repurchase agreements, backed by Treasury securities. SOFR is backward looking, which stands in contrast with LIBOR under the previous methodology, which is an estimated forward-looking rate and relies, to some degree, on the expert judgment of submitting panel members. Given that SOFR is a secured rate backed by government securities, it is a rate that does not take into account bank credit risk, as was the case with LIBOR. Given the inherent differences between LIBOR and SOFR, or any other alternative benchmark rate that may be established, there are many uncertainties regarding a transition from LIBOR. Using SOFR could make borrowing more expensive because it lacks a credit component, which could cause lenders to increase spreads to price for this uncertainty. The market transition away from LIBOR to an alternative reference rate is complex and overall financial markets may be disrupted as a result of the phase-out. The availability and cost of our borrowings due to the adoption of SOFR or other alternative benchmark rates or a broader market disruption caused by the phase-out of LIBOR could have an adverse effect on our financial condition, results of operations and cash flows.

Risks Related to the Healthcare Industry

The healthcare industry is heavily regulated and new laws or regulations, changes to existing laws or regulations, changes to reimbursement models or structure, loss of licensure or failure to obtain licensure could adversely impact our company and result in the inability of our tenants to make rent payments to us.

The healthcare industry is heavily regulated by U.S. federal, state and local governmental authorities. As has been the trend in recent years, it is reasonable to assume that there will continue to be increased government oversight and regulation of the healthcare industry in the future. Our tenants generally will be subject to laws and regulations covering, among other things, licensure, certification for participation in government programs, billing for services, breaches of privacy and security of health information and relationships with physicians and other referral sources. In addition, new laws and regulations, changes in existing laws and regulations or changes in the interpretation of such laws or regulations could negatively affect our financial condition and the financial condition of our tenants. These changes, in some cases, could apply retroactively. The enactment, timing or effect of legislative or regulatory changes cannot be predicted.

The Affordable Care Act's passage changed how healthcare services are covered, delivered and reimbursed through expanded coverage of uninsured individuals and reduced Medicare program spending. The law reformed certain aspects of health insurance, expanded existing efforts to tie Medicare and Medicaid payments to performance and quality and contained provisions intended to strengthen fraud and abuse enforcement. In addition, the law requires skilled nursing facilities and nursing facilities to implement a compliance and ethics program for all employees and agents. The complexities and ramifications of the Affordable Care Act continue to unfold within our industry. Our revenues and financial condition, and those of our tenants, could be impacted by the current law's complexity, lack of implementing regulations or interpretive guidance, gradual implementation and possible additional changes to the law. Further, we are unable to foresee how individuals and businesses will respond to the uncertain landscape or that

landscape's effect on the reimbursement rates received by our tenants, the financial success of our tenants and strategic partners, and consequently the effect on us.

While the Trump Administration had decreased its focus on a legislative repeal of the Affordable Care Act, efforts in the courts are ongoing. In December 2018, a federal court ruled the law unconstitutional. This decision was appealed to the U.S. Court of Appeals for the 5th Circuit, which issued a decision in December 2019 finding the insurance mandate unconstitutional and remanded the case to the District Court to consider the constitutionality of the rest of the law. The case was appealed to the U.S. Supreme Court, which heard oral arguments in November 2020. The Court issued a decision in June 2021 dismissing the case for lack of standing. The decision did not address the merits of the lawsuit and the legality of the ACA, but the decision effectively ends the case. While it is not entirely clear exactly what actions the Biden Administration may take relative to the Affordable Care Act, the Biden Administration has signaled its strong support for the Affordable Care Act by taking steps to reverse various actions by the Trump Administration and to strengthen Medicaid and the Affordable Care Act through an Executive Orders issued January 28, 2021. The Biden Administration and Congress strengthened coverage under the Affordable Care Act by increasing the subsidies available to purchasers of health plans through the insurance exchanges created by the Affordable Care Act and otherwise expanding individual access to health insurance and additional healthcare services as part of the Inflation Reduction Act of 2022.

We cannot predict the ultimate content, timing or effect of any further healthcare reform legislation or the impact of potential legislation on us. We expect that additional state and federal healthcare reform measures will be adopted in the future, any of which could limit the amounts that federal and state governments will pay for healthcare products and services, which could result in reduced demand for medical products once approved or additional pricing pressures, and may adversely affect our operating results.

Many states also regulate the construction of healthcare facilities, the expansion of healthcare facilities, the construction or expansion of certain services, including by way of example specific bed types and medical equipment, as well as certain capital expenditures through CON laws. Under such laws, the applicable state regulatory body must determine a need exists for a project before the project can be undertaken. If one of our tenants seeks to undertake a CON-regulated project, but is not authorized by the applicable regulatory body to proceed with the project, the tenant would be prevented from operating in its intended manner.

Failure to comply with these laws and regulations could adversely affect us directly and our tenants' ability to make rent payments to us which may have an adverse effect on our business, financial condition and results of operations, our ability to make distributions to our stockholders and the market price of our common stock.

Adverse trends in healthcare provider operations may negatively affect our lease revenues and our ability to make distributions to our stockholders.

The healthcare industry is currently experiencing, among other things:

- changes in the demand for and methods of delivering healthcare services;

- changes in third party reimbursement methods and policies;

- increased attention to compliance with regulations designed to safeguard protected health information and cyber-attacks on entities;

- consolidation and pressure to integrate within the healthcare industry through acquisitions and joint ventures; and

- increased scrutiny of billing, referral and other practices by U.S. federal and state authorities.

These factors may adversely affect the economic performance of some or all of our tenants and, in turn, our lease revenues, which may have a material adverse effect on our business, financial condition and results of operations, our ability to make distributions to our stockholders and the market price of our common stock.

Reductions in reimbursement from third-party payers, including Medicare and Medicaid, could adversely affect the profitability of our tenants and hinder their ability to make rent payments to us or renew their lease.

Sources of revenue for our tenants typically include Medicare, Medicaid, private insurance payers and health maintenance organizations. Healthcare providers continue to face increased government and private payer pressure to control or reduce healthcare costs and significant reductions in healthcare reimbursement, including reduced reimbursements and changes to payment methodologies under the Affordable Care Act. In some cases, private insurers rely upon all or portions of the Medicare payment systems to determine payment rates which may result in decreased reimbursement from private insurers. The Affordable Care Act and associated regulations continue to encourage increasing enrollment in plans offered by private insurers who choose to participate in state-run exchanges, but recent changes by the Trump Administration affecting Medicaid and the availability of lower cost, lower coverage plans creates uncertainty around private insurer costs and, thereby, payment rates to providers. Through Executive Orders issued January 28, 2021, the Biden Administration has taken steps to create a special enrollment period for the Affordable Care Act and other steps to support Medicaid and the Affordable Care Act. Both the Biden Administration and Congress strengthened coverage under the ACA by increasing the subsidies available to purchasers of health plans through the insurance Exchanges created by the ACA.

Efforts by payers to reduce healthcare costs will likely continue which may result in reductions or slower growth in reimbursement for certain services provided by some of our tenants. A reduction in reimbursements to our tenants from third-party payers for any reason could adversely affect our tenants' ability to make rent payments to us which may have a material adverse effect on our businesses, financial condition and results of operations, our ability to make distributions to our stockholders and the market price of our common stock.

Our tenants and our Company are subject to fraud and abuse laws, the violation of which by a tenant may jeopardize the tenant's ability to make rent payments to us.

There are various federal laws prohibiting fraudulent and abusive business practices by healthcare providers who participate in, receive payments from or are in a position to make referrals in connection with government-sponsored healthcare programs, including the Medicare and Medicaid programs. Many states have analogous laws which may be broader than their federal counterparts. Our lease arrangements with certain tenants may also be subject to these fraud and abuse laws.

These laws include without limitation:

- the federal Anti-Kickback Statute, which prohibits, among other things, the offer, payment, solicitation or receipt of any form of remuneration in return for, or to induce, the referral of any federal or state healthcare program patients;

- the Stark Law, which, subject to specific exceptions, restricts physicians who have financial relationships with healthcare providers from making referrals for designated health services for which payment may be made under Medicare or Medicaid programs to an entity with which the physician, or an immediate family member, has a financial relationship;

- the federal False Claims Act, which prohibits any person from knowingly presenting false or fraudulent claims for payment to the federal government, including under the Medicare and Medicaid programs;

- the federal Civil Monetary Penalties Law, which authorizes the Department of Health and Human Services, or HHS, to impose monetary penalties for certain fraudulent acts; and

- state anti-kickback, anti-inducement, fee-splitting, anti-referral and insurance fraud laws which may be generally similar to, and potentially more expansive than, the federal laws set forth above.

Other laws that impact how our tenants conduct their operations include: state and local licensure laws; laws protecting consumers against deceptive practices; laws generally affecting our tenants' management of property and equipment and how our tenants generally conduct their operations, such as fire, health and safety and environmental laws (including medical waste disposal); federal and state laws affecting various types of facilities, including assisted living facilities mandating quality of services and care, mandatory reporting requirements regarding the quality of care and quality of food service; resident rights (including abuse and neglect laws); and health standards set by the federal Occupational Safety and Health Administration.

Violations of these laws may result in criminal and/or civil penalties that range from punitive sanctions, damage assessments, penalties, imprisonment, denial of Medicare and Medicaid payments and/or exclusion from federal healthcare programs including the Medicare and Medicaid programs. In addition, the Affordable Care Act clarifies that the submission of claims for items or services generated in violation of the Anti-Kickback Statute constitutes a false or fraudulent claim under the False Claims Act. The federal government has taken the position, and some courts have held that violations of other laws, such as the Stark Law, can also be a violation of the False Claims Act. Additionally, certain laws, such as the False Claims Act, allow for individuals to bring whistleblower actions on behalf of the government for violations thereof. Imposition of any of these penalties upon one of our tenants or strategic partners could jeopardize that tenant's ability to operate or to make rent payments or affect the level of occupancy in our healthcare properties, which may have a material adverse effect on our business, financial condition and results of operations, our ability to make distributions to our stockholders and the market price of our common stock. Further, we enter into leases and other financial relationships with healthcare delivery systems that are subject to or impacted by these laws.

Our tenants may be subject to compliance issues and cyber-attack associated with the protection of personal information.

Security incidents and data breaches of personal information can result from deliberate attacks or unintentional events. More recently, there has been an increased level of attention on security incidents and cyber-attacks focused on healthcare providers because of the vast amount of personally identifiable information and protected health information that they process and maintain. Public awareness of privacy and security issues is increasing and focus of legislators and regulators has also increased. Most healthcare providers, including all who accept commercial insurance, Medicare and Medicaid, must comply with the Health Insurance Portability and Accountability Act, as amended, (HIPAA) regulations regarding the privacy and security of protected health information. The HIPAA regulations impose significant requirements on our tenants and their business associate vendors with regard to how such protected health information may be used and disclosed. Further, the regulations include extensive and complex requirements for providers to establish reasonable and appropriate administrative, technical and physical safeguards to ensure the confidentiality, integrity and availability of protected health information. The HIPAA regulations generally require notification to individuals and the Office for Civil Rights in the event of a breach affecting protected health information. HIPAA also directs the Secretary of HHS to provide for periodic audits to ensure covered entities (and their business associates, as that term is defined under HIPAA) comply with the applicable HIPAA requirements.

Additionally, all 50 states also maintain laws focused on the privacy, security and notification requirements with regard to personally identifiable information; some states include health and medical information in the definition of personally identifiable information. Providers may be obligated under state breach notification laws to notify individuals and regulators if personally identifiable information is compromised as defined by the respective law. In addition to federal regulators, state attorneys general are also enforcing information security breaches. Further, several states are now focused on expanding state privacy laws regarding personal information. For example, California maintains one of the more extensive laws in this area. California recently enacted the California Consumer Privacy Act, whose effects on our tenant's businesses vary and add to the risk profiles of those in California or who otherwise meet the law's requirements regarding revenue or California personal information metrics. Additionally, the California Privacy Rights Act passed in November 2020, with the majority of its provisions becoming operative January 1, 2023. These laws require our tenants to safeguard personal information, and potentially other information, against reasonably anticipated threats or hazards to the information.

Violations of these various privacy and security laws can result in significant civil monetary penalties, as well as the potential for criminal penalties. In addition to state data breach notification requirements, HIPAA authorizes state attorneys general to bring civil actions on behalf of affected state residents against entities that violate HIPAA privacy and security regulations or their respective state laws. These penalties could be in addition to any penalties assessed by a state for a breach which would be considered reportable under the state's data breach notification laws. Further there are significant costs associated with a breach including investigation costs, remediation and mitigation costs, notification costs, attorney fees and the potential for reputational harm and lost revenues due to a loss in confidence in the provider. Plaintiff attorneys are increasingly developing class action litigation strategies designed to obtain settlements from healthcare providers. We cannot predict the effect of additional costs on tenants to comply with these laws nor the costs associated with a potential breach of protected health information or personally identifiable information by a tenant and what effect they might have on the expenses of our tenants and their ability to meet their obligations to us, which in turn could have a material adverse effect on our business, financial condition and results of operations, our ability to pay distributions to our stockholders and the market price of our common stock.

Our healthcare-related tenants may be subject to significant legal actions that could subject them to increased operating costs and substantial uninsured liabilities, which may affect their ability to pay their rent payments to us, and we could be subject to healthcare industry violations.

As is typical in the healthcare industry, our tenants may often become subject to claims that their services have resulted in patient injury or other adverse effects. Many of these tenants may have experienced an increasing trend in the frequency and severity of professional liability and general liability insurance claims and litigation asserted against them. The insurance coverage maintained by these tenants may not cover all claims made against them nor continue to be available at a reasonable cost, if at all. In some states, insurance coverage for the risk of punitive damages arising from professional liability and general liability claims and/or litigation may not, in certain cases, be available to these tenants due to state law prohibitions or limitations of availability. As a result, these types of tenants of our healthcare properties and healthcare-related facilities operating in these states may be liable for punitive damage awards that are either not covered or are in excess of their insurance policy limits.

We also believe that there has been, and will continue to be, an increase in governmental investigations of certain healthcare providers, particularly in the areas of Medicare/Medicaid false claims and meaningful-use of electronic health records, as well as an increase in enforcement actions resulting from these investigations. Insurance is not available to cover all such losses. Any adverse determination in a legal proceeding or governmental investigation, any settlements of such proceedings or investigations in excess of insurance coverage, whether currently asserted or arising in the future, could have a material adverse effect on a tenant's financial condition. If a tenant is unable to obtain or maintain insurance coverage, if judgments are obtained or settlements reached in excess of the insurance coverage, if a tenant is required to pay uninsured punitive damages, or if a tenant is subject to an uninsurable cost of a government enforcement action or investigation, the tenant could be exposed to substantial additional liabilities, which may affect the tenant's ability to pay rent, which in turn could have a material adverse effect on our business, financial condition and results of operations, our ability to pay distributions to our stockholders and the market price of our common stock.

Risks Related to the Real Estate Industry

Illiquidity of real estate investments could significantly impede our ability to respond to adverse changes in the performance of our properties.

Because real estate investments are relatively illiquid, our ability to promptly sell one or more of our properties in response to changing economic, financial and investment conditions is limited. The real estate market is affected by many factors, such as general economic conditions, availability of financing, interest rates and other factors, including supply and demand, that are beyond our control. In the event we decide to sell any of our properties, we cannot predict whether we will be able to sell such properties for the price or on the terms set by us or whether any price or other terms offered by a prospective purchaser would be acceptable to us. We also cannot predict the length of time needed to find a willing purchaser and to close the sale of any of our properties. The fact that we own properties in our target submarkets may lengthen the time required to sell our properties. We may be required to

expend funds to correct defects or to make improvements before a property can be sold. We cannot assure you that we will have funds available to correct those defects or to make those improvements.

In acquiring a property, we may agree to transfer restrictions that materially restrict us from selling that property for a period of time or impose other restrictions, such as a limitation on the amount of debt that can be placed or repaid on that property. These transfer restrictions would impede our ability to sell a property even if we deem it necessary or appropriate. These facts and any others that would impede our ability to respond to adverse changes in the performance of our properties may have an adverse effect on our business, financial condition, results of operations, or ability to make distributions to our stockholders and the market price of our common stock.

Moreover, the Code imposes restrictions on a REIT's ability to dispose of properties that are not applicable to other types of real estate companies. In particular, the tax laws applicable to REITs require that we hold our properties for investment, rather than primarily for sale in the ordinary course of business, which may cause us to forego or defer sales of properties that otherwise would be in our best interests. Therefore, we may not be able to vary our portfolio promptly in response to economic or other conditions or on favorable terms, which may adversely affect our cash flows, our ability to make distributions to our stockholders and the market price of our common stock.

We may suffer reduced or delayed revenues for, or have difficulty selling, properties with vacancies.

We anticipate that the majority of the properties we acquire will have some level of vacancy at the time of closing either because the property is in the process of being developed and constructed, it is newly constructed and in the process of obtaining tenants, or because of economic or competitive or other factors. Shortly after a new property is opened, during a time of development and construction, or because of economic or competitive or other factors, we may suffer reduced revenues resulting in lower cash distributions to you due to a lack of an optimum level of tenants. In addition, the resale value of the real property could be diminished because the market value may depend principally upon the value of the leases of such real property. In addition, because properties' market values depend principally upon the occupancy rates, the resale value of properties with prolonged low occupancy rates could suffer, which could further reduce your return.

Uncertain market conditions could cause us to sell our healthcare properties at a loss in the future.

We intend to hold our various real estate investments until such time as we determine that a sale or other disposition appears to be advantageous to achieve our investment objectives. However, we also may be purchasing our properties at a time when capitalization rates are at historically low levels and purchase prices are high. Therefore, the value of our properties may not increase over time, which may restrict our ability to sell our properties, or in the event we are able to sell such property, may lead to a sale price less than the price that we paid to purchase the properties.

Our senior management team and our board of directors may exercise their discretion as to whether and when to sell one of our healthcare properties, and we will have no obligation to sell our buildings at any particular time. We generally intend to hold our healthcare properties for an extended period of time, and we cannot predict with any certainty the various market conditions affecting real estate investments that will exist at any particular time in the future. Because of the uncertainty of market conditions that may affect the future disposition of our healthcare properties, we may not be able to sell our buildings at a profit in the future or at all. We may incur prepayment penalties in the event that we sell a property subject to a mortgage earlier than we otherwise had planned. Additionally, we could be forced to sell healthcare properties at inopportune times which could result in us selling the affected building at a substantial loss. Accordingly, the extent to which you will receive cash distributions and realize potential appreciation on our real estate investments will, among other things, be dependent upon fluctuating market conditions. Because of the uncertainty of market conditions that may affect the future disposition of our properties, and the potential payment of prepayment penalties upon such disposition, we cannot assure you that we will be able to sell our properties at a profit in the future, which could materially adversely affect our business, financial condition and results of operations and our ability to make distributions to our stockholders.

If we sell properties by providing financing to purchasers, defaults by the purchasers would adversely affect our cash flows.

If we decide to sell any of our properties, we intend to use our best efforts to sell them for cash. However, in some instances we may sell our properties by providing financing to purchasers. When we provide financing to purchasers, we will bear the risk that the purchaser may default, which could negatively impact our cash distributions to stockholders. Even in the absence of a purchaser default, the distribution of the proceeds of sales to our stockholders, or their reinvestment in other assets, will be delayed until the promissory notes or other property we may accept upon the sale are actually paid, sold, refinanced, or otherwise disposed of. In some cases, we may receive initial down payments in cash and other property in the year of sale in an amount less than the selling price and subsequent payments will be spread over a number of years. If any purchaser defaults under a financing arrangement with us, it could negatively impact our ability to make distributions to you.

Uninsured losses relating to real property may adversely affect your returns.

We evaluate our insurance coverage annually in light of current industry practice through an analysis prepared by outside consultants and attempt to ensure that all of our properties are adequately insured to cover casualty losses. However, there are certain losses, including losses from floods, earthquakes, wildfires, acts of war, acts of terrorism or riots, that are not generally insured against or that are not generally fully insured against because it is not deemed economically feasible or prudent to do so. In addition, changes in the cost or availability of insurance could expose us to uninsured casualty losses. Inflation, changes in tort liability laws, changes in building codes and ordinances, environmental considerations, and other factors also might make it infeasible to use insurance proceeds to protect a tenant in a liability claim or replace a property after such property has been damaged or destroyed. In the event that any of our properties incurs a casualty loss that is not fully covered by insurance, the value of our assets will be reduced by the amount of any such uninsured loss, and we could experience a significant loss of capital invested and potential revenue in these properties and could potentially remain obligated under any recourse debt associated with the property. In addition, we may have no source of funding to repair or reconstruct the damaged property, and we cannot assure you that any such sources of funding will be available to us for such purposes in the future.

We have obtained title insurance policies for each of our properties typically in an amount equal to its original price. However, these policies may be for amounts less than the current or future values of our properties. In such an event, if there is a title defect relating to any of our properties, we could lose some of our investment in and anticipated profits from such property.

If one of our tenants experiences a material general or professional liability loss that is uninsured or exceeds policy coverage limits, it may be unable to satisfy its lease payment obligations to us. If one of our properties experiences a loss that is uninsured or that exceeds policy coverage limits, we could lose the capital invested in the damaged property as well as the anticipated future cash flows from the property.

Furthermore, we, as the general partner of our operating partnership, generally will be liable for all of our operating partnership's unsatisfied recourse obligations. Any such losses could materially adversely affect our financial condition, results of operations, cash flows and ability to pay distributions, and the market price of our common stock.

Rising expenses could reduce cash flow and funds available for future acquisitions.

If any property is not fully occupied or if rents are being paid in an amount that is insufficient to cover operating expenses, we could be required to expend funds for that property's operating expenses. Our properties will be subject to increases in tax rates, utility costs, operating expenses, insurance costs, repairs, and maintenance and administrative expenses.

If we are unable to offset such cost increases through rent increases, we could be required to fund those increases in operating costs which could adversely affect funds available for future acquisitions or cash available for distribution.

Our property taxes could increase due to property tax rate changes or reassessments, which could materially adversely impact our cash flows.

Even if we qualify as a REIT for federal income tax purposes, we will be required to pay some state and local taxes on our properties. The real property taxes on our properties may increase as property tax rates change or as our properties are assessed or reassessed by taxing authorities. The amount of property taxes we pay in the future may increase substantially from what we have paid in the past. If the property taxes we pay increase, our cash flow would be adversely impacted to the extent that we are not reimbursed by tenants for those taxes, and our ability to pay any expected dividends to our stockholders could be materially adversely affected.

Our properties may contain or develop harmful mold or suffer from other air quality issues, which could lead to liability for adverse health effects and costs of remediation.

When excessive moisture accumulates in buildings or on building materials, mold growth may occur, particularly if the moisture problem remains undiscovered or is not addressed over a period of time. Some molds may produce airborne toxins or irritants. Indoor air quality issues can also stem from inadequate ventilation, chemical contamination from indoor or outdoor sources, and other biological contaminants such as pollen, viruses and bacteria. Indoor exposure to airborne toxins or irritants above certain levels can be alleged to cause a variety of adverse health effects and symptoms, including allergic or other reactions. As a result, the presence of significant mold or other airborne contaminants at any of our properties could require us to undertake a costly remediation program to contain or remove the mold or other airborne contaminants from the affected property or increase indoor ventilation. In addition, the presence of significant mold or other airborne contaminants could expose us to liability from our tenants, employees of our tenants or others if property damage or personal injury is alleged to have occurred.

We may incur significant costs complying with various federal, state and local laws, regulations and covenants that are applicable to our properties.

The properties in our portfolio are subject to various covenants and federal, state and local laws and regulatory requirements, including permitting and licensing requirements. Local regulations, including municipal or local ordinances and zoning restrictions may restrict our use of our properties and may require us to obtain approval from local officials or restrict our use of our properties and may require us to obtain approval from local officials of community standards organizations at any time with respect to our properties, including prior to acquiring a property or when undertaking renovations of any of our properties. Among other things, these restrictions may relate to fire and safety, seismic or hazardous material abatement requirements. There can be no assurance that existing laws and regulatory policies will not adversely affect us or the timing or cost of any future acquisitions or renovations, or that additional regulations will not be adopted that increase such delays or result in additional costs. Our growth strategy may be adversely affected by our ability to obtain permits, licenses and zoning relief. Our failure to obtain such permits, licenses and zoning relief or to comply with applicable laws could have an adverse effect on our financial condition, results of operations, cash flows and our ability to pay distributions, and the market price of our common stock.

In addition, federal and state laws and regulations, including laws such as the Americans with Disabilities Act, or ADA, and the Fair Housing Amendment Act of 1988, or FHAA, impose further restrictions on our properties and operations. Under the ADA and the FHAA, all public accommodations must meet federal requirements related to access and use by disabled persons. Some of our properties may currently be in non-compliance with the ADA or the FHAA. If one or more of our properties is not in compliance with the ADA, the FHAA or any other regulatory requirements, we may be required to incur additional costs to bring the property into compliance, including the removal of access barriers, and we might incur governmental fines or the award of damages to private litigants. In addition, we do not know whether existing requirements will change or whether future requirements will require us to make significant unanticipated expenditures that will adversely impact our financial condition, results of operations, cash flows and our ability to pay distributions, and the market price of our common stock.

Environmental compliance costs and liabilities associated with owning and leasing our properties may affect our results of operations.

Under various U.S. federal, state and local laws, ordinances and regulations, current and prior owners and tenants of real estate may be jointly and severally liable for the costs of investigating, remediating and monitoring certain hazardous substances or other regulated materials on or in such property. In addition to these costs, the past or present owner or tenant of a property from which a release emanates could be liable for any personal injury or property damage that results from such release, including for the unauthorized release of asbestos-containing materials and other hazardous substances into the air, as well as any damages to natural resources or the environment that arise from such release. These environmental laws often impose such liability without regard to whether the current or prior owner or tenant knew of, or was responsible for, the presence or release of such substances or materials. Moreover, the release of hazardous substances or materials, or the failure to properly remediate such substances or materials, may adversely affect the owner's or tenant's ability to lease, sell, develop or rent such property or to borrow by using such property as collateral. Persons who transport or arrange for the disposal or treatment of hazardous substances or other regulated materials may be liable for the costs of removal or remediation of such substances at a disposal or treatment facility, regardless of whether or not such facility is owned or operated by such person.

We perform a Phase I environmental site assessment at any property we are considering acquiring. However, Phase I environmental site assessments are limited in scope and do not involve sampling of soil, soil vapor, or groundwater, and these assessments may not include or identify all potential environmental liabilities or risks associated with the property. Even where subsurface investigation is performed, it can be very difficult to ascertain the full extent of environmental contamination or the costs that are likely to flow from such contamination. We cannot assure you that the Phase I environmental site assessment or other environmental studies identified all potential environmental liabilities, or that we will not face significant remediation costs or other environmental contamination that makes it difficult to sell any affected properties. As a result, we could potentially incur material liability for these issues, which could adversely impact our financial condition, results of operations, cash flows and ability to pay distributions, and the market price of our common stock.

Certain environmental laws impose compliance obligations on owners and tenants of real property with respect to the management of hazardous substances and other regulated materials. For example, environmental laws govern the management and removal of asbestos-containing materials and lead-based paint. Failure to comply with these laws can result in penalties or other sanctions. If we incur substantial costs to comply with these environmental laws or we are held liable under these laws, our business, financial condition and results of operations, our ability to make distributions to our stockholders and the market price of our common stock may be adversely affected.

Some of the properties we acquire may be subject to ground lease or other restrictions on the use of the space. If we are required to undertake significant capital expenditures to procure new tenants, then our business and results of operations may suffer.

Properties we acquire may be subject to ground leases that contain certain restrictions. These restrictions could include limits on our ability to re-let these properties to tenants not affiliated with the healthcare provider or other owner that owns the underlying property, rights of purchase and rights of first offer and refusal with respect to sales of the property and limits on the types of medical procedures that may be performed. If we are unable to promptly re-let our properties, if the rates upon such re-letting are significantly lower than expected or if we are required to undertake significant capital expenditures in connection with re-letting, our business, financial condition and results of operations, our ability to make distributions to our stockholders and the market price of our common stock may be adversely affected.

Our assets may be subject to impairment charges.

We will periodically evaluate our real estate investments and other assets for impairment indicators. The judgment regarding the existence of impairment indicators is based upon factors such as market conditions, tenant performance and legal structure. For example, the termination of a lease by a major tenant, or extended vacancies in a building may lead to an impairment charge. If we determine that an impairment has occurred, we would be

required to make an adjustment to the net carrying value of the asset which could have an adverse effect on our results of operations in the period in which the impairment charge is recorded.

Risks Related to our Corporate Structure and the Acquisition of Properties

Conflicts of interest could arise in the future between the interests of our stockholders and the interests of holders of OP units, which may impede business decisions that could benefit our stockholders.

Conflicts of interest could arise in the future as a result of the relationships between us and our affiliates, on the one hand, and our operating partnership or any limited partner thereof, on the other. Our directors and officers have duties to our company under Maryland law in connection with the management of our company. At the same time, we, as the general partner of our operating partnership, have fiduciary duties and obligations to our operating partnership and its limited partners, if any, under Delaware law and our partnership agreement in connection with the management of our operating partnership. Our fiduciary duties and obligations as the general partner of our operating partnership may come into conflict with the duties of our directors and officers to our company. There are currently no limited partners of our operating partnership other than a wholly-owned subsidiary of the Company.

Under Delaware law, a general partner of a Delaware limited partnership has fiduciary duties of loyalty and care to the partnership and its limited partners and must discharge its duties and exercise its rights as general partner consistent with the obligation of good faith and fair dealing. Our partnership agreement provides that, in the event of a conflict between the interests of our operating partnership or any limited partner, on the one hand, and the company or our stockholders, on the other hand, we, as the general partner of our operating partnership, may give priority to the separate interests of the company or our stockholders (including with respect to tax consequences). Further, any action or failure to act on our part or on the part of our directors that gives priority to the interests of the company or our stockholders and does not result in a violation of our partnership agreement does not violate the duty of loyalty or any other duty that we, in our capacity as the general partner of our operating partnership, owe to our operating partnership and its limited partners or violate the obligation of good faith and fair dealing.

Additionally, our partnership agreement provides that we generally will not be liable to our operating partnership or any limited partner for any action or omission taken in our capacity as general partner, for the debts or liabilities of our operating partnership or for the obligations of our operating partnership under the partnership agreement, except for liability for our fraud, willful misconduct or gross negligence, pursuant to any express indemnity we may give to our operating partnership or in connection with a redemption. Our operating partnership must indemnify us, our directors and officers, officers of our operating partnership and our designees from and against any and all claims that relate to the operations of our operating partnership, unless (1) an act or omission of the person was material to the matter giving rise to the action and either was committed in bad faith or was the result of active and deliberate dishonesty, (2) the person actually received an improper personal benefit in violation or breach of the partnership agreement or (3) in the case of a criminal proceeding, the indemnified person had reasonable cause to believe that the act or omission was unlawful. Our operating partnership must also pay or reimburse the reasonable expenses of any such person in advance of a final disposition of the proceeding upon its receipt of a written affirmation of the person's good faith belief that the standard of conduct necessary for indemnification has been met and a written undertaking to repay any amounts paid or advanced if it is ultimately determined that the person did not meet the standard of conduct for indemnification.

We are subject to the requirements of the Sarbanes-Oxley Act and are obligated to obtain an audit opinion on the effectiveness of internal control over financial reporting. These internal controls may not be determined to be effective, and our business could be adversely impacted if there are deficiencies in our disclosure controls and procedures or internal control over financial reporting.

The Sarbanes-Oxley Act requires our auditors to deliver an attestation report on the effectiveness of our internal control over financial reporting in conjunction with their opinion on our audited financial statements. Substantial work on our part is required to implement appropriate processes, document the system of internal control over key processes, assess their design, remediate any deficiencies identified and test their operation. This process is both costly and challenging. We cannot give any assurances that material weaknesses will not be identified in the future in connection with our compliance with the provisions of the Sarbanes-Oxley Act. The existence of any material

weakness would preclude a conclusion by management and our independent auditors that we maintained effective internal control over financial reporting. Our management may be required to devote significant time and expense to remediate any material weaknesses that may be discovered and may not be able to remediate any material weakness in a timely manner. The existence of any material weakness in our internal control over financial reporting could also result in errors in our financial statements that could require us to restate our financial statements, cause us to fail to meet our reporting obligations and cause investors to lose confidence in our reported financial information, all of which could lead to a decline in the market price of our common stock.

We may have assumed unknown liabilities in connection with our acquisitions which could result in unexpected liabilities and expenses.

As part of our acquisitions, we (through our operating partnership) received certain assets or interests in certain assets subject to existing liabilities, some of which may be unknown to us. Unknown liabilities might include liabilities for cleanup or remediation of undisclosed environmental conditions, claims of tenants, vendors or other persons dealing with the entities prior to this report (including those that had not been asserted or threatened prior to this report), tax liabilities, and accrued but unpaid liabilities incurred in the ordinary course of business. Our recourse with respect to such liabilities may be limited. Depending upon the amount or nature of such liabilities, our business, financial condition and results of operations, our ability to make distributions to our shareholders and the market price of our shares may be adversely affected.

Required payments of principal and interest on our Credit Facility may leave us with insufficient cash to operate our properties or to pay the distributions currently contemplated or necessary to qualify as a REIT and may expose us to the risk of default under our debt obligations.

As of December 31, 2022, we had $350.0 million outstanding under our Credit Facility, including our term loans. We do not anticipate that our internally generated cash flow will be adequate to repay our anticipated indebtedness upon maturity and, therefore, we expect to repay indebtedness through refinancings and future offerings of equity and debt securities, either of which we may be unable to secure on favorable terms or at all. Our level of debt and any limitations imposed upon us by our debt agreements could have adverse consequences, including the following:

- our cash flow may be insufficient to meet required principal and interest payments;

- we may be unable to borrow additional funds as needed or on favorable terms, including to make acquisitions;

- we may be unable to refinance indebtedness at maturity or the refinancing terms may be less favorable than the terms of the original indebtedness;

- because a portion of our debt bears interest at variable rates, an increase in interest rates could materially increase our interest expense;

- we may fail to effectively hedge against interest rate volatility;

- we may be forced to dispose of properties, possibly on disadvantageous terms if we are able to do so at all, in order to repay indebtedness;

- after debt service, the amount available for distributions to our stockholders may be reduced;

- we may default on our debt obligations, which could restrict our ability to make any distributions to our stockholders;

- our ability to make distributions to our stockholders could be restricted by our debt agreements;

- our leverage could place us at a competitive disadvantage compared to our competitors who have less debt;

- we may experience increased vulnerability to economic and industry downturns, reducing our ability to respond to changing business and economic conditions;

- we may default on our obligations and the lenders may foreclose on properties that secure their loans and receive an assignment of rents and leases;

- we may violate financial covenants, which would cause a default on our obligations and result in the acceleration of our payment obligations;

- we may inadvertently violate non-financial restrictive covenants in our loan documents, such as covenants that require us to maintain the existence of entities, maintain insurance policies and provide financial statements, which would entitle the lenders to accelerate our debt obligations; and

- our default under any loan with cross-default or cross-collateralization provisions could result in default on other indebtedness or result in the foreclosures of other properties.

The realization of any or all of these risks may have an adverse effect on our business, financial condition and results of operations, our ability to make distributions to our stockholders and the market price of our common stock.

We could become highly leveraged in the future because our organizational documents contain no limitations on the amount of debt that we may incur.

At December 31, 2022, our debt to total capitalization ratio (debt plus stockholders' equity plus accumulated depreciation) was approximately 34.8%. Our current financing policy prohibits aggregate debt (secured or unsecured) in excess of 40% of the Company's total capitalization, except for short-term transitory periods. However, this debt limitation policy can be changed by our board of directors without stockholder approval and there are no provisions in our bylaws that limit our ability to incur indebtedness. We could alter the balance between our total outstanding indebtedness and the value of our properties at any time. If we become more highly leveraged, the resulting increase in outstanding debt could adversely affect our ability to make debt service payments, to pay our anticipated distributions and to make the distributions required to qualify as a REIT. The occurrence of any of the foregoing risks could adversely affect our business, financial condition and results of operations, our ability to make distributions to our stockholders and the market price of our common stock.

Increases in interest rates may increase our interest expense and adversely affect our cash flows and our ability to service our indebtedness and to make distributions to our shareholders.

As of December 31, 2022, we had no variable-rate indebtedness outstanding that had not been swapped for a fixed interest rate. We expect that more of our indebtedness in the future, including borrowings under our Credit Facility, may be subject to variable interest rates. Increases in interest rates on any variable rate indebtedness will increase our interest expense, which could adversely affect our cash flow and our ability to pay distributions.

The Company may enter into swap agreements from time to time that may not effectively reduce its exposure to changes in interest rates.

The Company may enter into swap agreements from time to time that may not effectively reduce its exposure to changes in interest rates. As of December 31, 2022, the Company had 17 outstanding interest rate derivatives that were designated as cash flow hedges of interest rate risk for notional amounts totaling $350.0 million. The Company may enter into additional swap agreements in the future to manage some of its exposure to interest rate volatility. These swap agreements involve risks, such as the risk that counterparties may fail to honor their obligations under these arrangements. In addition, these arrangements may not be effective in reducing the Company's exposure to changes in interest rates and no hedging activity can completely insulate us from the risks associated with changes in interest rates. Moreover, interest rate hedging could fail to protect us or adversely affect us because, among other things:

- available interest rate hedging may not correspond directly with the interest rate risk for which we seek protection;

- the duration of the hedge may not match the duration of the related liability;

- the party owing money in the hedging transaction may default on its obligation to pay;

- the credit quality of the party owing money on the hedge may be downgraded to such an extent that it impairs our ability to sell or assign our side of the hedging transaction; and

- the value of derivatives used for hedging may be adjusted from time to time in accordance with accounting rules to reflect changes in fair value, such as downward adjustments, or "mark-to-market losses," which would reduce our stockholders' equity.

In addition, we may be limited in the type and amount of hedging transactions that we may use in the future by our need to satisfy the REIT income tests under the Code. Failure to hedge effectively against interest rate changes may have an adverse effect on our business, financial condition, results of operations, our ability to make distributions to our shareholders and the market price of our common shares.

Our use of OP units in our operating partnership as currency to acquire properties could result in stockholder dilution and/or limit our ability to sell such properties, which could have a material adverse effect on us.

In the future, we may acquire properties or portfolios of properties through tax deferred contribution transactions in exchange for OP units in our operating partnership, which may result in stockholder dilution. This acquisition structure may have the effect of, among other things, reducing the amount of tax depreciation we could deduct over the tax life of the acquired properties, and may require that we agree to protect the contributors' ability to defer recognition of taxable gain through restrictions on our ability to dispose of the acquired properties or the allocation of partnership debt to the contributors to maintain their tax bases. These restrictions could limit our ability to sell properties at a time, or on terms, that would be favorable absent such restrictions.

Our charter restricts the ownership and transfer of our outstanding shares which may have the effect of delaying, deferring or preventing a transaction or change of control of our Company.

In order for us to maintain our status as a REIT, no more than 50% of the value of our outstanding shares may be owned, beneficially or constructively, by five or fewer individuals at any time during the last half of each taxable year other than our initial REIT taxable year. Subject to certain exceptions, our charter prohibits any stockholder from beneficially or constructively owning more than 9.8% of the outstanding shares of our capital stock, in value or number of shares, whichever is more restrictive. The constructive ownership rules under the Code are complex and may cause the outstanding shares owned by a group of related individuals or entities to be deemed to be constructively owned by one individual or entity. As a result, the acquisition of less than 9.8% of our outstanding shares or of our common stock by an individual or entity could cause that individual or entity to own constructively more than 9.8% of the outstanding shares of such stock and to be subject to our charter's ownership limit. Our charter also prohibits, among other prohibitions, any person from owning our shares that would result in our being "closely held" under Section 856(h) of the Code or otherwise cause us to fail to qualify as a REIT. Any attempt to own or transfer shares in violation of these restrictions may result in the shares being automatically transferred to a charitable trust or may be void. These restrictions may also have the effect of delaying, deferring, or preventing a change in control of us, including an extraordinary transaction (such as a merger, tender offer, or sale of all or substantially all of our assets) that might provide a premium price for holders of our common stock.

Certain provisions of Maryland law could inhibit changes of control, which may discourage third parties from conducting a tender offer or seeking other change of control transactions that could involve a premium price for our common stock or that our stockholders otherwise believe to be in their best interests.

Certain provisions of the Maryland General Corporation Law, or MGCL, applicable to Maryland corporations may have the effect of inhibiting a third party from making a proposal to acquire us or of impeding a change of control under circumstances that otherwise could provide our common stockholders with the opportunity to realize a premium over the then-prevailing market price of our shares, including:

- "business combination" provisions that, subject to limitations, prohibit certain business combinations between us and an "interested stockholder" (defined generally as any person who beneficially owns 10% or more of the voting power of our shares or an affiliate or associate of ours who was the beneficial owner, directly or indirectly, of 10% or more of the voting power of our shares at any time within the two-year period immediately prior to the date in question) or an affiliate thereof for five years after the most recent date on which the stockholder becomes an interested stockholder, and thereafter imposes certain minimum price and/or supermajority stockholder voting requirements on these combinations; and

- "control share" provisions that provide that holders of "control shares" of our company (defined as shares that, when aggregated with all other shares controlled by the stockholder, entitle the stockholder to exercise one of three increasing ranges of voting power in electing directors) acquired in a "control share acquisition" (defined as the direct or indirect acquisition of ownership or control of issued and outstanding "control shares," subject to certain exceptions) have no voting rights with respect to their control shares, except to the extent approved by our stockholders by the affirmative vote of at least two-thirds of all the votes entitled to be cast on the matter, excluding all interested shares.

Our bylaws, however, contain provisions exempting us from the business combination and control share acquisition provisions of the MGCL and we will not be permitted to opt into either of these provisions in the future without the affirmative vote of a majority of the votes cast on the matter by stockholders entitled to vote. Our board of directors may not amend or eliminate either of these provisions at any time in the future without the affirmative vote of a majority of the votes cast on the matter by stockholders entitled to vote.

Certain provisions of the MGCL permit our board of directors, without stockholder approval and regardless of what is currently provided in our charter or bylaws, to implement certain corporate governance provisions, some of which are not currently applicable to us. If implemented, these provisions may have the effect of limiting or precluding a third party from making an unsolicited acquisition proposal for us or of delaying, deferring or preventing a change in control of us under circumstances that otherwise could provide our common stockholders with the opportunity to realize a premium over the then current market price. Our charter contains a provision whereby the Company has elected to not be subject to the provisions of Title 3, Subtitle 8 of the MGCL without the affirmative consent of the shares cast on the matter by stockholders entitled to vote.

We could increase the number of authorized shares, classify and reclassify unissued shares and issue shares without stockholder approval.

Our board of directors, without stockholder approval, has the power under our charter to amend our charter to increase or decrease the aggregate number of shares or the number of shares of any class or series that we are authorized to issue, and to authorize us to issue authorized but unissued common stock or preferred stock. In addition, under our charter, our board of directors has the power to classify or reclassify any unissued common or preferred shares into one or more classes or series of shares and set or change the preference, conversion or other rights, voting powers, restrictions, limitations as to dividends and other distributions, qualifications or terms or conditions of redemption for such newly classified or reclassified shares. As a result, we may issue series or classes of common stock or preferred stock with preferences, dividends, powers and rights, voting or otherwise, that are senior to, or otherwise conflict with, the rights of holders of our common stock. Although our board of directors has no such intention at the present time, it could establish a class or series of preferred shares that could, depending on the terms of such class or series, delay, defer or prevent a transaction or a change of control that might involve a premium price for our common stock or that our stockholders otherwise believe to be in their best interests.

Certain provisions in the partnership agreement of our operating partnership may delay or prevent unsolicited acquisitions of us.

Provisions of the partnership agreement of our operating partnership may delay or make more difficult unsolicited acquisitions of us or changes of our control. These provisions could discourage third parties from making proposals involving an unsolicited acquisition of us or change of our control, although some stockholders or limited partners might consider such proposals, if made, desirable. These provisions include, among others:

- redemption rights of qualifying parties;

- a requirement that we may not be removed as the general partner of our operating partnership without our consent;

- transfer restrictions on OP units; and

- our ability, as general partner, in some cases, to amend the partnership agreement and to cause our operating partnership to issue additional partnership interests with terms that could delay, defer or prevent a merger or other change of control of us or our operating partnership without the consent of our stockholders or the limited partners.

Our charter and bylaws, the partnership agreement of our operating partnership and Maryland law also contain other provisions that may delay, defer or prevent a transaction or a change of control that might involve a premium price for our common stock or that our stockholders otherwise believe to be in their best interest.

We may change our business, investment and financing strategies without stockholder approval.

We may change our business, investment and financing strategies without a vote of, or notice to, our stockholders, which could result in our making investments and engaging in business activities that are different from, and possibly riskier than, the investments and businesses described in this report. In particular, a change in our investment strategy, including the manner in which we allocate our resources across our portfolio or the types of assets in which we seek to invest, may increase our exposure to real estate market fluctuations. In addition, we may in the future increase the use of leverage at times and in amounts that we, in our discretion, deem prudent and such decision would not be subject to stockholder approval. Furthermore, our board of directors may determine that healthcare properties do not offer the potential for attractive risk-adjusted returns for an investment strategy. Changes to our strategies with regards to the foregoing could adversely affect our financial condition, results of operations and our ability to make distributions to our stockholders.

Our rights and the rights of our stockholders to take action against our directors and officers are limited, which could limit your recourse in the event that we take certain actions which are not in your best interests.

Our charter eliminates the liability of our directors and officers to us and our stockholders for money damages, except for liability resulting from:

- actual receipt of an improper benefit or profit in money, property or services; or

- active and deliberate dishonesty by the director or officer that was established by a final judgment as being material to the cause of action adjudicated.

Our charter authorizes us to indemnify our present and former directors and officers for actions taken by them in those and other capacities to the maximum extent permitted by Maryland present and former law. Our bylaws obligate us to indemnify each present and former director or officer, to the maximum extent permitted by Maryland law, in the defense of any proceeding to which he or she is made, or threatened to be made, a party by reason of his or her service to us. In addition, we may be obligated to advance the defense costs incurred by our director and officers. We have entered into indemnification agreements with our officers and directors, granting them express indemnification rights. As a result, we and our stockholders may have more limited rights against our directors and officers than might otherwise exist absent the current provisions in our charter, bylaws and indemnification agreements or that might exist with other companies.

Our charter contains provisions that make removal of our directors difficult, which could make it difficult for our stockholders to effect changes to our management and may prevent a change in control of our company that is in the best interests of our stockholders. Our charter provides that a director may only be removed for cause upon the affirmative vote of holders of two-thirds of all the votes entitled to be cast generally in the election of directors.

Vacancies may be filled only by a majority of the remaining directors in office, even if less than a quorum. These requirements make it more difficult to change our management by removing and replacing directors and may prevent a change in control of our company that is in the best interests of our stockholders.

We are a holding company with no direct operations and, as such, we will rely on funds received from our subsidiaries to pay liabilities, and the interests of our stockholders will be structurally subordinated to all liabilities and obligations of our subsidiaries.

We are a holding company and conduct substantially all of our operations through our subsidiaries. We do not have, apart from an interest in our subsidiaries, any independent operations. As a result, we will rely on distributions from our subsidiaries to pay any dividends we might declare on shares of our common stock. We will also rely on distributions from our subsidiaries to meet any of our obligations, including any tax liability on taxable income allocated to us from our subsidiaries. In addition, because we are a holding company, your claims as stockholders will be structurally subordinated to all existing and future liabilities and obligations (whether or not for borrowed money) of our subsidiaries. Therefore, in the event of our bankruptcy, liquidation or reorganization, our assets and those of our subsidiaries will be available to satisfy the claims of our stockholders only after all of our and our subsidiaries' liabilities and obligations have been paid in full.

Our operating partnership may issue additional OP units to third parties without the consent of our stockholders, which would reduce our ownership percentage in our operating partnership and would have a dilutive effect on the amount of distributions made to us by our operating partnership and, therefore, the amount of distributions we can make to our stockholders.

We own 100% of the outstanding OP units and we may, in connection with our acquisition of properties or otherwise, cause our operating partnership to issue additional OP units to third parties. Such issuances would reduce our ownership percentage in our operating partnership and affect the amounts of distributions made to us by our operating partnership and, therefore, the amounts of distributions we can make to our stockholders. Because you will not directly own OP units, you will not have any voting rights with respect to any such issuances or other partnership level activities of our operating partnership.

Risks Related to Our Qualification and Operation as a REIT

Failure to remain qualified as a REIT, would cause us to be taxed as a regular corporation, which would adversely affect the value of our shares and substantially reduce funds available for distributions to our stockholders.

Our organization and proposed method of operation have enabled us to meet the requirements for qualification and taxation as a REIT commencing with our taxable year ended December 31, 2015. However, we cannot assure you that we will remain qualified as a REIT. Qualification as a REIT involves the application of highly technical and complex Code provisions for which there are only limited judicial and administrative interpretations. The complexity of these provisions and of the applicable Treasury regulations that have been promulgated under the Code, or the Treasury Regulations, is greater in the case of a REIT that, like us, holds its assets through a partnership. The determination of various factual matters and circumstances not entirely within our control may affect our ability to qualify as a REIT. In order to qualify as a REIT, we must satisfy a number of requirements, including requirements regarding the ownership of our stock, the composition of our assets and the composition of our income. In addition, we must distribute to stockholders annually at least 90% of our REIT taxable income, determined without regard to the dividends paid deduction and excluding net capital gains. Legislation, new Treasury Regulations, administrative interpretations or court decisions may materially and adversely affect our ability to qualify as a REIT for U.S. federal income tax purposes.

If we fail to qualify as a REIT in any taxable year, we will face serious tax consequences that will substantially reduce the funds available for distribution to our stockholders because:

- we would not be allowed a deduction for dividends paid to stockholders in computing our taxable income and would be subject to U.S. federal income tax at regular corporate rates;

- we could be subject to the federal alternative minimum tax and increased state and local taxes; and

- unless we are entitled to relief under certain U.S. federal income tax laws, we could not re-elect REIT status until the fifth calendar year after the year in which we failed to qualify as a REIT.

In addition, if we fail to qualify as a REIT, we will no longer be required to make distributions. As a result of all these factors, our failure to qualify as a REIT could impair our ability to expand our business and raise capital, and it would adversely affect the market price of our common shares.

If our operating partnership failed to qualify as a "partnership" for U.S. federal income tax purposes, we would cease to qualify as a REIT and suffer other adverse consequences.

We believe that our operating partnership should be treated either as an entity disregarded from us or, after the admission of additional partners, if any, as a "partnership" for U.S. federal income tax purposes. As a disregarded entity or a partnership, our operating partnership will not be subject to U.S. federal income tax on its income. Instead, each of its partners will be allocated, and may be required to pay tax with respect to, its share of our operating partnership's income. We cannot assure you that the IRS will not challenge the status of our operating partnership, or that a court would not sustain such a challenge. If the Internal Revenue Service, or IRS, were successful in treating our operating partnership as an entity taxable as a corporation, our operating partnership would be liable for U.S. federal and state corporate income taxes on its taxable income and we would fail to meet the gross income tests and certain of the asset tests applicable to REITs under the Code and cease to qualify as a REIT.

We may face other tax liabilities that reduce our cash flows.

We may be subject to certain federal, state and local taxes on our income and assets, including taxes on any undistributed income, tax on income from some activities conducted as a result of a foreclosure, taxes on income from certain "prohibited transactions" and state or local income, property and transfer taxes. In addition, any TRS that we may form or in which we may invest will be subject to regular corporate federal, state and local taxes. Any of these taxes would decrease cash available for distributions to our stockholders.

To maintain our status as a REIT and avoid the payment of U.S. federal income and excise taxes, we may be forced to borrow funds, use proceeds from the issuance of securities, pay taxable dividends of our stock or debt securities or sell assets to make distributions, in each case during unfavorable market conditions and which may result in our distributing amounts that would otherwise be used for our operations.

To maintain our status as a REIT, we generally must distribute to our stockholders at least 90% of our REIT taxable income each year, determined without regard to the dividends paid deduction and excluding net capital gains, and we will be subject to regular corporate income taxes to the extent that we distribute less than 100% of our REIT taxable income (determined without regard to the deduction for dividends paid) each year. In addition, we will be subject to a 4% nondeductible excise tax on the amount, if any, by which distributions paid by us in any calendar year are less than the sum of 85% of our ordinary income, 95% of our capital gain net income and 100% of our undistributed income from prior years. These requirements could cause us to distribute amounts that otherwise would be spent on operations, the acquisitions of properties and the service of our debt. It is possible that we could be required to borrow funds, use proceeds from the issuance of securities, pay taxable dividends of our stock or debt securities or sell assets in order to distribute enough of our taxable income to qualify or maintain our qualification as a REIT and to avoid the payment of U.S. federal income and excise taxes. We cannot assure you that a sufficient amount of capital will be available to us on favorable terms, or at all, when needed for the foregoing purposes, which would materially and adversely affect our financial condition, results of operations, cash flows and ability to pay distributions, and the market price of our common stock.

Complying with the REIT requirements may cause us to forego otherwise attractive opportunities or liquidate otherwise attractive investments.

To maintain our status as a REIT for U.S. federal income tax purposes, we must continually satisfy tests concerning, among other things, the sources of our income, the nature and diversification of our assets, the amounts we distribute to our stockholders and the ownership of our shares. In order to meet these tests, we may be required to forego investments we might otherwise make or liquidate otherwise attractive investments. Compliance with the REIT

requirements may reduce our income and amounts available for distribution to our stockholders and otherwise hinder our performance.

The "prohibited transactions" tax may limit our ability to dispose of our properties.

A REIT's net gain or income from "prohibited transactions" is subject to a 100% penalty tax. In general, prohibited transactions are sales or other dispositions of property, other than foreclosure property, held primarily for sale to customers in the ordinary course of business. Although a safe harbor regarding the characterization of the sale of real property by a REIT as a prohibited transaction is available, we cannot assure you that we will be able to comply with the safe harbor with respect to any sale of our properties or that we will avoid owning property that may be characterized as held primarily for sale to customers in the ordinary course of business. Consequently, we may choose not to engage in an otherwise attractive sale of property or may conduct such a sale through a TRS, which would subject such sale to federal and state income taxation.

Any ownership of a TRS will be subject to limitations, and our transactions with a TRS cause us to be subject to a 100% penalty tax on certain income or deductions if those transactions are not conducted on arm's-length terms.

We have two TRSs, and in the future, may form other TRSs for various reasons, including for the purpose of leasing "qualified healthcare properties" from us pursuant to the provisions of the REIT Investment Diversification and Empowerment Act of 2007, or RIDEA, although we currently have no intention of investing in companies that provide healthcare services structured to comply with RIDEA. Overall, no more than 20% of the value of a REIT's assets may consist of stock or securities of one or more TRSs. The Code also imposes a 100% excise tax on certain transactions between a TRS and its parent REIT that are not conducted on an arm's-length basis. We will monitor the value of our respective investments in our TRSs for the purpose of ensuring compliance with the TRS ownership limitation and will structure any future transactions with any TRS on terms that we believe are arm's length to avoid incurring the 100% excise tax described above. However, there can be no assurance that we will be able to comply with such TRS ownership limitation or to avoid application of the 100% excise tax.

TRSs will be subject to federal and state income taxes.

Our two TRSs, and any TRSs that we may form or acquire in the future, including a TRS formed or acquired to lease "qualified healthcare properties" from us under the provisions of RIDEA, will be subject to federal and state income tax on its taxable income. Accordingly, although our ownership of a TRS may allow us to participate in income we otherwise could not receive directly as a REIT, such income would be fully subject to federal and state income tax.

If a TRS tenant failed to qualify as a TRS, or the operator of a facility engaged by a TRS tenant did not qualify as an "eligible independent contractor," we could fail to qualify as a REIT and could be subject to higher taxes and have less cash available for distribution to our stockholders.

We may, in the future, lease certain of our properties that qualify as "qualified healthcare properties" to a TRS tenant, although we have no present intention to do so. Rent paid by a tenant that is a "related party tenant" of ours will not be qualifying income for purposes of the two gross income tests applicable to REITs. However, so long as any TRS tenant of ours qualifies as a TRS, it will not be treated as a "related party tenant" with respect to our healthcare properties that are managed by "eligible independent contractors." We would seek to structure any future arrangements with a TRS tenant such that the TRS tenant would qualify to be treated as a TRS for U.S. federal income tax purposes, but there can be no assurance that the IRS would not challenge the status of a TRS or that a court would not sustain such a challenge. If the IRS were successful in disqualifying a TRS tenant from treatment as a TRS, it is possible that we would fail to meet the asset tests applicable to REITs and a significant portion of our income would fail to qualify for the gross income tests. If we failed to meet either the asset or gross income tests, we would likely lose our REIT qualification for federal income tax purposes.

Additionally, if the operator of a facility engaged by a TRS tenant does not qualify as an "eligible independent contractor," we could fail to qualify as a REIT. Any operator of a healthcare facility leased to a TRS tenant must qualify as an "eligible independent contractor" under the REIT rules in order for the rent paid to us by such TRS tenant to be qualifying income for purposes of the REIT gross income tests. Among other requirements, in order to qualify as an eligible independent contractor a facility operator must not own, directly or indirectly, more than 35%

of our outstanding shares and no person or group of persons can own more than 35% of our outstanding shares and the ownership interests of the facility operator, taking into account certain ownership attribution rules. The ownership attribution rules that apply for purposes of these 35% thresholds are complex. Although we would monitor ownership of our shares by any facility operators and their owners, there can be no assurance that these ownership levels will not be exceeded.

If leases of our properties are not respected as true leases for U.S. federal income tax purposes, we would fail to qualify as a REIT and would be subject to higher taxes and have less cash available for distribution to our stockholders.

Rents paid to us by third-party tenants and any TRS tenant that we may form or acquire in the future pursuant to the leases of our properties will constitute substantially all of our gross income. In order for such rent to qualify as "rents from real property" for purposes of the gross income tests applicable to REITs, the leases must be respected as true leases for U.S. federal income tax purposes and not be treated as service contracts, joint ventures or some other type of arrangement. If our leases are not respected as true leases for U.S. federal income tax purposes, we could fail to qualify as a REIT.

You may be restricted from acquiring or transferring certain amounts of our common stock.

The share ownership restrictions of the Code for REITs and the 9.8% share ownership limit and other restrictions on ownership and transfer of our shares contained in our charter may inhibit market activity in our shares and restrict our business combination opportunities.

In order to maintain our status as a REIT each taxable year, five or fewer individuals, as defined in the Code, may not own, beneficially or constructively, more than 50% in value of our issued and outstanding shares at any time during the last half of each taxable year. Attribution rules in the Code determine if any individual or entity beneficially or constructively owns our shares under this requirement. Additionally, at least 100 persons must beneficially own our shares during at least 335 days of a taxable year for each taxable year. To help insure that we meet these tests, our charter restricts the acquisition and ownership of shares.

Our charter, with certain exceptions, authorizes our directors to take such actions as are necessary and desirable to preserve our qualification as a REIT. Unless exempted by our board of directors, our charter prohibits any person from beneficially or constructively owning more than 9.8% in value of the outstanding shares of our capital stock or 9.8%, in value or number of shares, whichever is more restrictive, of the outstanding shares of our common stock. Our board of directors may not grant an exemption from these restrictions to any proposed transferee whose ownership in excess of such limits would result in our failing to qualify as a REIT. This, as well as other restrictions on transferability and ownership, will not apply if our board of directors determines that it is no longer in our best interests to continue to qualify as a REIT.

Dividends payable by REITs do not qualify for the reduced tax rates available for some dividends.

The maximum tax rate applicable to "qualified dividend income" payable to U.S. stockholders that are taxed at individual rates is 20%. Dividends payable by REITs, however, generally are not eligible for the reduced rates on qualified dividend income. The more favorable rates applicable to regular corporate qualified dividends could cause investors who are taxed at individual rates to perceive investments in REITs to be relatively less attractive than investments in the stocks of non-REIT corporations that pay dividends, which could adversely affect the value of the shares of REITs, including our common stock. However, for tax years beginning after December 31, 2017, certain stockholders may be able to deduct up to 20% of "qualified REIT dividends" pursuant to Section 199A of the Code subject to certain limitations set forth in the Code.

Distributions to tax-exempt stockholders may be classified as unrelated business tax income.

In general, neither ordinary nor capital gain distributions with respect to our common stock, nor gain from the sale of our common stock, should constitute unrelated business tax income, or UBTI, to a tax-exempt stockholder. However, under certain limited circumstances, income and gain recognized by certain tax-exempt stockholders could be treated, in whole or in part, as UBTI.

Non-U.S. stockholders may be subject to FIRPTA taxation upon the sale of their shares of our common stock.

Subject to the exceptions described herein, a non-U.S. person generally is subject to U.S. federal income tax on gain recognized on a disposition of our stock under the Foreign Investment in Real Property Tax Act, or FIRPTA. However, such FIRPTA tax will not apply if we are "domestically controlled," meaning less than 50% of our stock, by value, has been owned directly or indirectly by non-U.S. persons during a specified look-back period. In addition, even if we were not domestically controlled, such tax would not apply to such non-U.S. stockholder if our common stock was traded on an established securities market and such stockholder did not, at any time during the five-year period prior to a sale of our common stock, directly or indirectly own more than 5% of the value of our outstanding common stock. We cannot assure you that we will qualify as a "domestically controlled" REIT, although we expect our stock will be regularly traded on an established securities market.

Our capital gain distributions to non-U.S. stockholders attributable to our sales of U.S. real property interests may be subject to tax under FIRPTA.

A non-U.S. stockholder generally is subject to U.S. income tax on our capital gain distributions attributable to our sales of U.S. real property interests under FIRPTA. However, if our common stock is regularly traded on an established securities market, such distributions will not be subject to such tax if such stockholder did not, at any time during the one-year period preceding the distribution, directly or indirectly own more than 5% of the value of our outstanding common stock. While we expect our stock will be regularly traded on an established securities market, if it is not so traded, or if we are unable to determine the level of ownership of a particular non-U.S. stockholder, we may be required to withhold 21% of any distribution to such stockholder that we designate as a capital gain dividend.

We may be subject to adverse legislative or regulatory tax changes that could reduce the market price of our common stock.

At any time, the U.S. federal income tax laws governing REITs or the administrative interpretations of those laws may be amended. We cannot predict when or if any new U.S. federal income tax law, regulation or administrative interpretation, or any amendment to any existing U.S. federal income tax law, regulation or administrative interpretation, will be adopted, promulgated or become effective and any such law, regulation, or interpretation may take effect retroactively. We and our stockholders could be adversely affected by any such change in the U.S. federal income tax laws, regulations or administrative interpretations.

Effective January 1, 2018, among other things, the TCJA reduced the top corporate tax rate from 35% to 21%, allowed a deduction of up to 20% of qualified business income including qualified REIT dividends, and placed certain additional limitations on the deductibility of interest expense. Additionally, the TCJA required that taxpayers using the accrual method for income tax accounting take into account certain items of income for income tax purposes no later than the time such items are taken into account as revenue for financial accounting purposes on certain financial statements. The application of this rule may require the accrual of income with respect to certain debt instruments on mortgage-based securities, such as original issue discount or mortgage discount, earlier than would be the case under the general tax rules.

Risks Related to our Common Stock

The trading volume of our common stock may be volatile, and you may not be able to resell shares of our common stock at prices equal to or greater than the price you paid or at all.

Our common stock is listed on the NYSE. In addition, the trading volume in our common stock may fluctuate and cause significant price variations to occur, and investors in our common stock may from time to time experience a decrease in the value of their shares, including decreases unrelated to our operating performance or prospects. If the market price of our common stock declines significantly, you may be unable to resell your shares at or above the price at which you purchased such shares. We cannot assure you that the market price of our common stock will not fluctuate or decline significantly in the future.

Some of the factors that could negatively affect our share price or result in fluctuations in the price or trading volume of our common stock include:

- actual or anticipated variations in our quarterly operating results or dividends;

- changes in our FFO or earnings estimates;

- publication of research reports about us or the real estate industry;

- increases in market interest rates that lead purchasers of our shares to demand a higher yield;

- changes in market valuations of similar companies;

- adverse market reaction to any additional debt we incur in the future;

- additions or departures of key management personnel;

- actions by institutional stockholders;

- speculation in the press or investment community;

- the realization of any of the other risk factors presented in this report;

- the extent of investor interest in our securities;

- the general reputation of REITs and the attractiveness of our equity securities in comparison to other equity securities, including securities issued by other real estate-based companies;

- our underlying asset value;

- investor confidence in the stock and bond markets generally;

- changes in tax laws;

- future equity issuances by us;

- failure to meet earnings estimates;

- failure to meet and maintain REIT qualification;

- changes in our credit ratings;

- the impact of a pandemic, epidemic or outbreak of a contagious disease on our business, financial condition, results of operations, cash flows, and global financial markets; and

- general market and economic conditions.

In the past, securities class-action litigation has often been instituted against companies following periods of volatility in the price of their common stock. This type of litigation could result in substantial costs and divert our management's attention and resources, which could have a material adverse effect on us, including our financial condition, results of operations, cash flow and the market price of our common stock.

Increases in market interest rates may have an adverse effect on the market price of our common stock as prospective purchasers of our common stock may expect a higher dividend yield and as an increased cost of borrowing may decrease our funds available for distribution.

One of the factors that will influence the market price of our common stock will be the dividend yield on the common stock (as a percentage of the price of our common stock) relative to market interest rates. An increase in market interest rates, which are currently at low levels relative to historical rates, may lead prospective purchasers of our common stock to expect a higher dividend yield (with a resulting decline in the trading prices of our common stock) and higher interest rates would likely increase our borrowing costs and potentially decrease funds available for distribution. Thus, higher market interest rates could cause the market price of our common stock to decrease.

Our issuance of equity securities or the perception that such issuances might occur could materially adversely affect us, including the per share trading price of our common stock.

The vesting of any restricted shares granted to certain directors, executive officers and other employees under our 2014 Incentive Plan, as amended, (the "2014 Incentive Plan"), including our Second Amended and Restated Alignment of Interest Program, our Second Amended and Restated Executive Officer Incentive Program and our Amended and Restated Non-Executive Officer Incentive Program, the issuance of our common stock or OP Units in connection with future property, portfolio or business acquisitions and other issuances of our common stock could have an adverse effect on the market price of our common stock, and the existence of our common stock issuable under our 2014 Incentive Plan may adversely affect the terms upon which we may be able to obtain additional capital through the sale of equity securities. In addition, future issuances of our common stock may be dilutive to existing stockholders.

If securities analysts do not publish research or reports about our industry or if they downgrade our common stock or the healthcare-related real estate sector, the price of our common stock could decline.

The trading market for our common stock relies in part upon the research and reports that industry or financial analysts publish about us or our industry. We have no control over these analysts. Furthermore, if one or more of the analysts who do cover us downgrades our shares or our industry, or the stock of any of our competitors, the market price of our common stock could decline. If one or more of these analysts ceases coverage of our company, we could lose attention in the market which in turn could cause the market price of our common stock to decline.

Future sales of shares of our common stock, particularly by our executive officers or directors, may cause the per share trading price of our common stock to decline.

Any sales of a substantial number of shares of our common stock, or the perception that those sales might occur, may cause the market price of our common stock to decline. After the expiration of any applicable transfer restrictions imposed by our 2014 Incentive Plan, stock purchase agreements or lockup agreements with us, our executive officers and directors will have the ability to sell all of any portion of the applicable common stock which could cause the market price of our common stock to decline.

ITEM 1B. UNRESOLVED STAFF COMMENTS

None.

ITEM 2. PROPERTIES

In addition to the information provided below, see Item 1, "Business," Note 2 – Real Estate Investments to the Consolidated Financial Statements in Item 8 "Financial Statements and Supplementary Data," and Schedule III of Item 15 of this Annual Report on Form 10-K for more detailed information about the Company's properties as of December 31, 2022.

Scheduled Lease Expirations

As of December 31, 2022, the weighted average remaining years to maturity pursuant to the leases with our tenants was approximately 7.6 years, with expirations through 2039. The table below details scheduled lease expirations, as of December 31, 2022, for our properties for the periods indicated.

Year	Number of Leases Expiring	Total Leased Square Footage		Annualized Lease Revenue	
		Amount	Percent (%)	Amount (in thousands)	Percent (%)
2023	49	251	7.2 %	$ 5,215	5.9 %
2024	52	303	8.7 %	6,148	6.9 %
2025	41	303	8.7 %	8,082	9.1 %
2026	43	362	10.5 %	7,981	9.0 %
2027	38	212	6.1 %	4,323	4.9 %
2028	26	231	6.7 %	4,357	4.9 %
2029	17	234	6.7 %	6,194	7.0 %
2030	15	141	4.1 %	3,645	4.1 %
2031	16	286	8.3 %	7,850	8.9 %
2032	10	126	3.6 %	1,695	1.9 %
Thereafter	35	994	28.7 %	32,729	36.9 %
Month-to-Month	10	24	0.7 %	413	0.5 %
Totals	**352**	**3,467**	**100.0 %**	**$ 88,632**	**100.0 %**

ITEM 3.   LEGAL PROCEEDINGS

The Company may, from time to time, be involved in litigation arising in the ordinary course of business or which may be expected to be covered by insurance. The Company is not aware of any pending or threatened litigation that, if resolved against the Company, would have a material adverse effect on the Company's consolidated financial position, results of operations or cash flows.

ITEM 4.   MINE SAFETY DISCLOSURES

None.

PART II.

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Shares of the Company's common stock are traded on the New York Stock Exchange under the symbol "CHCT." At February 9, 2023, there were 39 stockholders of record.

Future dividends will be declared and paid at the discretion of the Board of Directors. The Company's ability to pay dividends is dependent upon its ability to generate funds from operations and cash flows, and to make accretive new investments.

Stock Performance Graph

The following graph compares, over a measurement period beginning December 31, 2017 and ending on December 31, 2022, the cumulative total return on our common stock with the cumulative total return on the stocks included in (i) the Russell 3000 Index and (ii) the NAREIT All Equity REIT Index. The performance graph assumes that the value of the investment in our common stock, the Russell 3000 Index and the NAREIT All Equity REIT Index was $100 at December 31, 2017 and that all dividends were reinvested. There can be no assurance that our common stock performance will continue in the future with the same or similar trends depicted in the stock performance graph below. We will not make or endorse any predictions as to future stock performance.



| | Period Ending | | | | | |
Index	12/31/2017	12/31/2018	12/31/2019	12/31/2020	12/31/2021	12/31/2022
Community Healthcare Trust Incorporated	$ 100.00	$ 108.81	$ 168.60	$ 192.54	$ 200.40	$ 158.89
Russell 3000 Index	$ 100.00	$ 94.76	$ 124.15	$ 150.08	$ 188.60	152.37
NAREIT All Equity REIT Index	$ 100.00	$ 95.96	$ 123.46	$ 117.14	$ 165.51	124.22

The information provided under the heading "Stock Performance Graph" shall not be deemed to be "soliciting material" or to be "filed" with the SEC or subject to its proxy regulations or to the liabilities of Section 18 of the Securities Exchange Act of 1934, as amended, other than as provided in Item 201 of Regulation S-K. The

information provided in this section shall not be deemed to be incorporated by reference into any filing under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended.

ITEM 6. [RESERVED]

Intentionally omitted.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The purpose of this Management's Discussion and Analysis ("MD&A") is to provide an understanding of the Company's consolidated financial condition, results of operations and liquidity. MD&A is provided as a supplement to, and should be read in conjunction with, the Company's Consolidated Financial Statements and accompanying notes.

Overview

We were organized in the State of Maryland in March 2014 and began operations upon the completion of our initial public offering in May 2015. We are a self-administered, self-managed healthcare REIT that acquires and owns properties that are leased to hospitals, doctors, healthcare systems or other healthcare service providers.

Trends and Matters Impacting Operating Results

Management monitors factors and trends that it believes are important to the Company and the REIT industry in order to gauge their potential impact on the operations of the Company. Certain of the factors and trends that management believes may impact the operations of the Company are discussed below.

Real estate acquisitions

During the year ended December 31, 2022, the Company acquired 18 real estate properties for an aggregate purchase price of approximately $97.1 million. Upon acquisition, the properties, totaling approximately 423,000 square feet, were 98.9% leased in the aggregate with lease expirations through 2037.

Subsequent acquisitions

Subsequent to December 31, 2022, the Company acquired three real estate properties totaling approximately 99,000 square feet for an aggregate purchase price of approximately $12.5 million. Upon acquisition, the properties were 100.0% leased with lease expirations through 2029.

Acquisition pipeline

The Company has four properties under definitive purchase agreements for an expected aggregate purchase price of approximately $20.1 million. The Company's expected aggregate return on these investments ranges from approximately 9.2% to 9.5%. The Company expects to close on these properties during the first half of 2023; however, the Company cannot provide assurance as to the timing of when, or whether, these transactions will actually close.

The Company also has six properties under definitive purchase agreements, to be acquired after completion and occupancy, for an aggregate expected purchase price of approximately $141.0 million. The Company's expected returns on these investments are approximately 10.25%. The Company anticipates closing on these properties from throughout 2023 and 2024; however, the Company cannot provide assurance as to the timing of when, or whether, these transactions will actually close.

Leased square footage

As of December 31, 2022, our real estate portfolio was approximately 91.7% leased. During the year ended December 31, 2022, we had expiring or terminated leases related to approximately 443,000 square feet, and we leased or renewed leases related to approximately 469,000 square feet.

Purchase Option Provisions

Certain of the Company's leases provide the lessee with a purchase option or a right of first refusal to purchase the leased property. The purchase option provisions generally allow the lessee to purchase the leased property at fair value or at an amount greater than the Company's gross investment in the leased property at the time of the purchase. The Company had an aggregate gross investment of approximately $28.1 million in five real estate properties as of December 31, 2022 that were subject to exercisable purchase options.

ATM Program

The Company has an at-the-market offering program ("ATM Program"), with Piper Sandler & Co., Evercore Group L.L.C., Truist Securities, Inc., Regions Securities LLC, Fifth Third Securities, Inc., Janney Montgomery Scott LLC, and Robert W. Baird & Co. Incorporated, as Sales Agents (each, an "Agent", and, collectively, the "Agents"). Under the ATM Program, the Company may issue and sell shares of its common stock, having an aggregate gross sales price of up to $500.0 million, exclusive of shares of Common Stock sold under its prior agreements with our Agents. The shares of common stock may be sold from time to time through or to one or more of the Agents, as may be determined by the Company in its sole discretion, subject to the terms and conditions of the agreement and applicable law. As of December 31, 2022, the Company had approximately $479.0 million remaining that may be issued under the ATM Program.

Credit Facility

The Company's Credit Facility provides for a $150.0 million Revolving Credit Facility that matures on March 19, 2026 and includes one 12-month option to extend the maturity date, and $350.0 million in Term Loans, as well as an accordion feature which allows borrowings up to a total of $700.0 million, including the ability to add and fund additional term loans. Note 5 – Debt, net to the Consolidated Financial Statements and Liquidity and Capital Resources below provides more details on the Company's Credit Facility. At December 31, 2022, the Company had borrowing capacity remaining under the Revolving Credit Facility of approximately $150.0 million.

The Company's ability to borrow under the Credit Facility is subject to its ongoing compliance with a number of customary affirmative and negative covenants, including limitations with respect to liens, indebtedness, distributions, mergers, consolidations, investments, restricted payments and asset sales, as well as financial maintenance covenants. Also, the Company's current financing policy prohibits aggregate debt (secured or unsecured) in excess of 40% of the Company's total capitalization, except for short-term, transitory periods. At December 31, 2022, our debt to total capitalization ratio (debt plus stockholders' equity plus accumulated depreciation) was approximately 34.8%. The Company was in compliance with its financial covenants under its Credit Facility as of December 31, 2022.

The Company also had outstanding at December 31, 2022, a $4.9 million mortgage note payable, secured by one of its properties, with a maturity date in 2024 and a fixed interest rate of 4.98%.

Lease Expirations

Approximately 4.9% to 9.1% of our leases will expire in each of the next 5 years. Management expects that many of the tenants will renew their leases, but in cases where they do not renew, the Company believes it will generally be able to re-lease the space to existing or new tenants without significant loss of rental income. See "Properties" in Item 2 for a schedule of the Company's lease expirations.

Inflation

Inflation has not had a material impact on the Company in the past several years prior to 2022. However, recent inflation has significantly increased and a prolonged period of high and persistent inflation could cause an increase in our expenses, capital expenditures, and cost of our variable-rate borrowings which could have a material impact

on our financial position or results of operations. Many of our lease agreements contain provisions designed to mitigate the adverse impact of inflation, including annual rent increases based on stated increases or CPI increases. In response to inflationary pressures, the Federal Reserve began raising interest rates in 2022 and has indicated that it foresees further interest rate increases throughout the year and into 2023 and 2024. Higher interest rates imposed by the Federal Reserve to address inflation may adversely impact real estate asset values and increase our interest expense on our variable-rate borrowings under our revolving credit facility.

Results of Operations

Our results of operations are most significantly impacted each year by our acquisitions in and funding of our real estate investments, as well as expenses related to our employees, professional fees and other costs related to operating the REIT and its related subsidiaries.

As of December 31, 2022, we had invested approximately $946.2 million in 174 real estate properties (including a portion of one property accounted for as a financing lease with a gross amount totaling approximately $3.0 million), which are located in 34 states and total approximately 3.8 million square feet. During 2022, we acquired 18 real estate properties which in the aggregate were 98.9% leased for an aggregate purchase price of approximately $97.1 million. In addition, during 2022, we invested $9.7 million in notes receivable. During 2021, we acquired 13 real estate properties for an aggregate purchase price of approximately $88.4 million and invested in $14.4 million in notes receivable.

Year Ended December 31, 2022 Compared to December 31, 2021

The table below shows our results of operations for the year ended December 31, 2022 compared to the same period in 2021 and the effect of changes in those results from period to period on our net income.

(Dollars in thousands)	For the Year Ended December 31,		Increase (Decrease) to Net Income	
	2022	**2021**	**$**	**%**
REVENUES				
Rental income	$ 94,103	$ 87,661	$ 6,442	7.3 %
Other operating interest	3,576	2,918	658	22.5 %
	97,679	90,579	7,100	7.8 %
EXPENSES				
Property operating	16,636	15,158	(1,478)	(9.8)%
General and administrative	14,837	12,113	(2,724)	(22.5)%
Depreciation and amortization	32,339	30,401	(1,938)	(6.4)%
	63,812	57,672	(6,140)	(10.6)%
INCOME FROM CONTINUING OPERATIONS BEFORE INCOME TAXES AND OTHER ITEMS	33,867	32,907	960	2.9 %
Gain on sale of real estate	—	237	(237)	(100.0)%
Interest expense	(11,873)	(10,542)	(1,331)	(12.6)%
Deferred income tax expense	(41)	(167)	126	75.4 %
Interest and other income, net	66	57	9	15.8 %
INCOME FROM CONTINUING OPERATIONS	22,019	22,492	(473)	(2.1)%
NET INCOME	$ 22,019	$ 22,492	$ (473)	(2.1)%

Revenues

Rental income increased approximately $6.4 million, or 7.3%, for the year ended December 31, 2022 compared to the same period in 2021. Income on properties acquired during 2022 and 2021 increased rental income by approximately $6.7 million.

Other operating interest increased approximately $0.7 million, or 22.5%, for the year ended December 31, 2022 compared to the same period in 2021 due to interest earned on our notes receivable, which are discussed in more detail in Note 10 – Other Assets, net to the Consolidated Financial Statements.

Expenses

Property operating expenses increased approximately $1.5 million, or 9.8%, for the year ended December 31, 2022 compared to the same period in 2021 mainly due to properties acquired during 2022 and 2021.

General and administrative expenses increased approximately $2.7 million, or 22.5%, for the year ended December 31, 2022 compared to the same period in 2021 due mainly to the following:

- Compensation-related expenses related to new employees, compensation increases and stock issuances totaling approximately $2.6 million, including the non-cash amortization of non-vested restricted common shares issued of approximately $2.3 million.

Depreciation and amortization expense increased approximately $1.9 million, or 6.4%, for the year ended December 31, 2022 compared to the same period in 2021 due mainly to the following:

- Depreciation and amortization related to properties acquired during 2022 and 2021 accounted for an increase of approximately $2.8 million;

- Real estate intangible assets acquired prior to 2021 that became fully depreciated resulted in a decrease of approximately $1.6 million; and

- Depreciation related to tenant and other improvements accounted for an increase of approximately $0.7 million.

Gain on sale of real estate

During the fourth quarter of 2021, the Company sold one of its properties for approximately $1.3 million and recognized a gain on sale of approximately $0.2 million.

Interest expense

Interest expense increased approximately $1.3 million, or 12.6%, for the year ended December 31, 2022 compared to the same period in 2021. Contractual interest due under the Credit Facility increased $1.7 million due to refinancings in the fourth quarter of 2022 and the first quarter of 2021, along with a rise in interest rates. See Note 5 – Debt, net to the Consolidated Financial Statements. Also, interest cost capitalized increased $0.4 million for the year ended December 31, 2022 compared to the same period in 2021.

Year Ended December 31, 2021 Compared to December 31, 2020

See "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations - Results of Operations" in our 2021 Annual Report on Form 10-K for a comparison of the year ended December 31, 2021 compared to December 31, 2020, which is incorporated by reference.

Liquidity and Capital Resources

The Company monitors its liquidity and capital resources and relies on several key indicators in its assessment of capital markets for financing acquisitions and other operating activities as needed, including the following:

- Leverage ratios and financial covenants included in our Credit Facility;

- Dividend payout percentage; and

- Interest rates, underlying treasury rates, debt market spreads and equity markets.

The Company uses these indicators and others to compare its operations to its peers and to help identify areas in which the Company may need to focus its attention.

Sources and Uses of Cash

The Company derives most of its revenues from its real estate properties, collecting rental income and operating expense reimbursements based on contractual arrangements with its tenants. These sources of revenue represent our primary source of liquidity to fund our dividends, general and administrative expenses, property operating expenses, interest expense on our Credit Facility and other expenses incurred related to managing our existing portfolio and investing in additional properties. To the extent additional resources are needed, the Company will fund its investment activity generally through equity or debt issuances, including our at-the-market equity offering program, either in the public or private markets or through proceeds from our Credit Facility.

The Company expects to meet its liquidity needs through cash on hand, cash flows from operations and cash flows from sources discussed above. The Company believes that its liquidity and sources of capital are adequate to satisfy its cash requirements. The Company cannot, however, be certain that these sources of funds will be available at a time and upon terms acceptable to the Company in sufficient amounts to meet its liquidity needs.

Operating Activities

Cash flows provided by operating activities for the years ended December 31, 2022, 2021 and 2020 were approximately $60.3 million, $56.3 million, and $48.4 million, respectively. Cash flows provided by operating activities for the years ended December 31, 2022, 2021 and 2020 were generally provided by contractual rents and interest on notes receivables, net of property operating expenses not reimbursed by the tenants and general and administrative expenses.

Investing Activities

Cash flows used in investing activities for the years ended December 31, 2022, 2021 and 2020 were approximately $113.8 million, $104.4 million, and $125.1 million, respectively. During 2022, the Company invested in 18 real estate properties for an aggregate cash consideration of approximately $96.7 million. During 2021, the Company invested in 13 real estate properties for an aggregate cash consideration of approximately $88.1 million and sold one property for net proceeds of approximately $1.3 million. During 2020, the Company invested in 23 real estate properties and 2 land parcels for cash consideration of approximately $126.8 million and sold a land parcel related to one of its properties for net proceeds of approximately $0.2 million. In addition, during 2022, 2021 and 2020, the Company acquired or funded notes receivable of approximately $9.7 million, $14.4 million, and $1.8 million, respectively, and received payments in 2022, 2021 and 2020 on notes of approximately $3.0 million, $4.0 million, and $10.3 million, respectively. Also, the Company funded capital expenditures, including tenant improvements, during 2022, 2021 and 2020 totaling $10.4 million, $7.2 million, and $7.0 million, respectively.

Financing Activities

Cash flows provided by financing activities for the years ended December 31, 2022, 2021 and 2020 were approximately $62.7 million, $48.1 million, and $77.6 million, respectively. During 2022, 2021 and 2020, the Company paid dividends totaling $44.5 million, $42.4 million and $38.0 million, respectively. During 2022, 2021 and 2020, the Company completed equity offerings under its at-the-market program, resulting in net proceeds, net of

underwriters' discount and offering costs, of approximately $20.2 million, $38.2 million and $97.7 million, respectively. During 2022 and 2021, the Company repaid, on a net basis, approximately $12.0 million and $21.0 million, respectively, on its Revolving Credit Facility, and in 2020, the Company borrowed, on a net basis, approximately $18.0 million on its Revolving Credit Facility. During 2022 and 2021, the Company amended its Credit Facility and borrowed $150.0 million and $125.0 million, respectively, in Term Loans under its Credit Facility and incurred $0.8 million and $1.6 million, respectively, in additional debt issuance costs, and in 2022 and 2021 repaid $50.0 million and $50.0 million, respectively, in Term Loans under its Credit Facility.

Automatic Shelf Registration Statement

On November 2, 2022, the Company filed an automatic shelf registration statement on Form S-3 with the SEC. The registration statement is for an indeterminate number of securities and is effective for three years. Under this registration statement, the Company has the capacity to offer and sell from time to time various types of securities, including common stock, preferred stock, depository shares, rights, debt securities, warrants and units.

Security Deposits

As of December 31, 2022, the Company held approximately $5.8 million in security deposits, included in other liabilities on the Consolidated Statement of Income, for the benefit of the Company in the event the obligated tenant fails to perform under the terms of its respective lease. Generally, the Company may, at its discretion and upon notification to the tenant, draw upon the security deposits if there are any defaults under the leases.

Credit Facility

The Company's first amendment (the "First Amendment") to the third amended and restated credit facility (the "Credit Facility") is by and among Community Healthcare Trust Incorporated, as borrower, and a syndicate of lenders with Truist Bank serving as Administrative Agent. The Company's material subsidiaries are guarantors of the obligations under the Credit Facility.

The Credit Facility allows the Company to borrow, through the accordion feature, up to $700.0 million, including the ability to add and fund incremental term loans. The First Amendment amended the Credit Facility to, among other things, (i) establish a new seven-year and three-month term loan facility in the aggregate principal amount of $150.0 million (the "A-5 Term Loan"), which matures on March 14, 2030 and (ii) replace LIBOR as a benchmark interest rate for loans under the Credit Facility with SOFR. The proceeds from the A-5 Term Loan were used to repay the seven-year term loan facility in the aggregate principal amount of $50.0 million (the "A-2 Term Loan") which was set to mature on March 29, 2024, and to repay $85.0 million aggregate principal amount of loans outstanding under the Revolving Credit Facility, with the balance of the proceeds to be used to fund acquisitions.

The Credit Facility provides for a $150.0 million Revolving Credit Facility and $350.0 million in term loans (the "Term Loans"). The Revolving Credit Facility matures on March 19, 2026 and includes one 12-month option to extend the maturity date of the Revolving Credit Facility, subject to the satisfaction of certain conditions. The Term Loans include a seven-year term loan facility in the aggregate principal amount of $75.0 million (the "A-3 Term Loan"), which matures on March 29, 2026, a seven-year term loan facility in the aggregate principal amount of $125.0 million (the "A-4 Term Loan") which matures on March 19, 2028, and the A-5 Term Loan facility in the aggregate principal amount of $150.0 million. Loans under the Credit Facility are interest only with principal amounts due as of each facility's applicable maturity date.

Amounts outstanding under the Revolving Credit Facility bear annual interest at a floating rate that is based, at the Company's option, on either: (i) adjusted term SOFR or adjusted daily simple SOFR plus 1.25% to 1.90% or (ii) a base rate plus 0.25% to 0.90% in each case, depending upon the Company's leverage ratio. In addition, the Company is obligated to pay an annual fee equal to 0.20% of the amount of the unused portion of the Revolving Credit Facility if amounts borrowed are greater than 33.3% of the borrowing capacity under the Revolving Credit Facility and 0.25% of the unused portion of the Revolving Credit Facility if amounts borrowed are less than or equal to 33.3% of the borrowing capacity under the Revolving Credit Facility. The Company had no amounts outstanding under the Revolving Credit Facility with a borrowing capacity remaining of approximately $150.0 million at December 31, 2022.

Amounts outstanding under the Term Loans bear annual interest at a floating rate that is based, at the Company's option, on either: (i) adjusted term SOFR or adjusted daily SOFR plus 1.65% to 2.30% or (ii) a base rate plus 0.65% to 1.30%, in each case, depending upon the Company's leverage ratio. The Company has entered into interest rate swaps to fix the interest rates on the Term Loans. See Note 6 – Derivative Financial Instruments for more details on the interest rate swaps. At December 31, 2022, the Company had $350.0 million outstanding under the Term Loans which had a fixed weighted average interest rate under the swaps of approximately 4.27%.

The Company's ability to borrow under the Credit Facility is subject to its ongoing compliance with a number of customary affirmative and negative covenants, including limitations with respect to liens, indebtedness, distributions, mergers, consolidations, investments, restricted payments and asset sales, as well as financial maintenance covenants. The Company was in compliance with its financial covenants under its Credit Facility as of December 31, 2022.

Mortgage Note Payable

In 2018, we acquired a building and assumed a $5.4 million mortgage note payable, secured by the building. The building had a $6.5 million carrying value at December 31, 2022. The mortgage note amortizes monthly at a fixed interest rate of 4.98% with a balloon payment upon maturity on May 1, 2024. Principal repayments due on the mortgage note are approximately $0.1 million and $4.8 million for the years ended December 31, 2023 and 2024, respectively.

Ground Leases

At December 31, 2022, the Company was obligated, as the lessee, under four non-prepaid ground leases accounted for as operating leases with expiration dates through 2076, including renewal options, and two non-prepaid ground leases accounted for as a financing lease with an expiration date through 2109, including renewal options. Any rental increases related to the Company's ground leases are generally either stated or based on the Consumer Price Index. At December 31, 2022, the Company's aggregate obligation under these ground leases was approximately $9.1 million. See Note 3 – Real Estate Leases to the Consolidated Financial Statements.

Acquisition Pipeline

The Company has four properties under definitive purchase agreements for an expected aggregate purchase price of approximately $20.1 million. The Company's expected aggregate return on these investments ranges from approximately 9.2% to 9.5%. The Company expects to close on these properties during the first half of 2023; however, the Company cannot provide assurance as to the timing of when, or whether, these transactions will actually close.

The Company also has six properties under definitive purchase agreements, to be acquired after completion and occupancy, for an aggregate expected purchase price of approximately $141.0 million. The Company's expected returns on these investments are approximately 10.25%. The Company anticipates closing on these properties from throughout 2023 and 2024; however, the Company cannot provide assurance as to the timing of when, or whether, these transactions will actually close.

The Company anticipates funding these investments with cash from operations, through proceeds from its Credit Facility or from net proceeds from additional debt or equity offerings.

Tenant Improvements and Capital Improvements

The Company may provide tenant improvement allowances in new or renewal leases for the purpose of refurbishing or renovating tenant space. The Company may also assume tenant improvement obligations included in leases acquired in its real estate acquisitions. As of December 31, 2022, the Company had approximately $12.0 million in commitments for tenant improvements.

The Company has entered into contracts with various vendors for various capital improvement projects related to its portfolio. As of December 31, 2022, the Company had approximately $4.2 million in commitments for capital improvement projects.

Five of the projects included above, with remaining obligations totaling $2.9 million as of December 31, 2022, represent redevelopment projects of the buildings into different healthcare uses backed by long term leases. The Company anticipates funding these investments with cash from operations, through proceeds from its Credit Facility or from net proceeds from additional debt or equity offerings.

Notes Receivable

The Company had entered into notes with two tenants with maximum commitments remaining to fund totaling approximately $5.8 million at December 31, 2022. See Note 10 – Other Assets, net to the Consolidated Financial Statements.

Dividends

The Company is required to pay dividends to its stockholders at least equal to 90% of its taxable income in order to maintain its qualification as a REIT.

During 2022, 2021 and 2020, the Company paid cash dividends in the amounts of $1.765 per share, $1.725 per share and $1.685 per share, respectively.

On February 9, 2023, the Company's Board of Directors declared a quarterly common stock dividend in the amount of $0.4475 per share. The dividend is payable on March 1, 2023 to stockholders of record on February 21, 2023.

The ability of the Company to pay dividends is dependent upon its ability to generate cash flows and to make accretive new investments.

Non-GAAP Financial Measures and Key Performance Indicators

Management considers certain non-GAAP financial measures and key performance indicators to be useful supplemental measures of the Company's operating performance. A non-GAAP financial measure is generally defined as one that purports to measure financial performance, financial position or cash flows, but excludes or includes amounts that would not be so adjusted in the most comparable measure determined in accordance with GAAP. The Company reports non-GAAP financial measures because these measures are observed by management to also be among the most predominant measures used by the REIT industry and by industry analysts to evaluate REITs. For these reasons, management deems it appropriate to disclose and discuss these non-GAAP financial measures. Set forth below are descriptions of the non-GAAP financial measures management considers relevant to the Company's business and useful to investors, as well as reconciliations of those measures to the most directly comparable GAAP financial measure.

The non-GAAP financial measures and key performance indicators presented herein are not necessarily identical to those presented by other real estate companies due to the fact that not all real estate companies use the same definitions. These measures should not be considered as alternatives to net income, as indicators of the Company's financial performance, or as alternatives to cash flow from operating activities as measures of the Company's liquidity, nor are these measures necessarily indicative of sufficient cash flow to fund all of the Company's needs. Management believes that in order to facilitate a clear understanding of the Company's historical consolidated operating results, these measures should be examined in conjunction with net income and cash flows from operations as presented in the Consolidated Financial Statements and other financial data included elsewhere in this Annual Report on Form 10-K.

Funds from Operations ("FFO") and Adjusted Funds from Operations ("AFFO")

FFO is an operating performance measure adopted by the National Association of Real Estate Investment Trusts, Inc. ("NAREIT"). NAREIT defines FFO as the most commonly accepted and reported measure of a REIT's operating performance equal to net income (calculated in accordance with GAAP), excluding gains or losses from the sale of certain real estate assets, gains and losses from change in control, impairment write-downs of certain real estate assets and investments in entities when the impairment is directly attributable to decreases in the value of depreciable real estate held by the entity, plus depreciation and amortization related to real estate properties, and after adjustments for unconsolidated partnerships and joint ventures. NAREIT also provides REITs with an option to exclude gains, losses and impairments of assets that are incidental to the main business of the REIT from the calculation of FFO.

In addition to FFO, the Company presents AFFO and AFFO per share. The Company defines AFFO as FFO, excluding certain expenses related to closing costs of properties acquired accounted for as business combinations and mortgages funded, excluding straight-line rent and the amortization of stock-based compensation, and including or excluding other non-cash items from time to time. AFFO presented herein may not be comparable to similar measures presented by other real estate companies due to the fact that not all real estate companies use the same definition.

Management believes that net income, as defined by GAAP, is the most appropriate earnings measurement. However, management believes FFO, AFFO, FFO per share and AFFO per share provide an understanding of the operating performance of the Company's properties without giving effect to certain significant non-cash items, primarily depreciation and amortization expense. Historical cost accounting for real estate assets in accordance with GAAP assumes that the value of real estate assets diminishes predictably over time. However, real estate values instead have historically risen or fallen with market conditions. The Company believes that by excluding the effect of depreciation, amortization, impairments and gains or losses from sales of real estate, losses and impairment of incidental assets, all of which are based on historical costs and which may be of limited relevance in evaluating current performance, FFO, AFFO, FFO per share and AFFO per share can facilitate comparisons of operating performance between periods.

The table below reconciles net income to FFO and AFFO for the years ended December 31, 2022, 2021, and 2020.

(Amounts in thousands, except per share amounts)	Year Ended December 31,		
	2022	**2021**	**2020**
Net income	$ 22,019	$ 22,492	$ 19,077
Real estate depreciation and amortization	32,602	30,624	25,615
(Gain) loss from sales of real estate	—	(237)	313
Total adjustments	32,602	30,387	25,928
FFO	$ 54,621	$ 52,879	$ 45,005
Straight-line rent	(3,444)	(3,569)	(3,211)
Stock-based compensation	9,415	7,164	4,767
AFFO	$ 60,592	$ 56,474	$ 46,561
FFO per diluted common share	**$ 2.24**	**$ 2.20**	**$ 2.03**
AFFO per diluted common share	**$ 2.49**	**$ 2.35**	**$ 2.10**
Weighted Average Common Shares Outstanding-Diluted [1]	24,379	24,012	22,179

_____

[1] Diluted weighted average common shares outstanding for FFO are calculated based on the treasury method, rather than the 2-class method.

Net Operating Income ("NOI")

NOI is a key performance indicator. NOI is defined as net income or loss, computed in accordance with GAAP, generated from our total portfolio of properties and other investments before general and administrative expenses,

depreciation and amortization expense, gains or losses on the sale of real estate properties or other investments, interest expense, deferred income tax expense, and interest and other income, net. We believe that NOI provides an accurate measure of operating performance of our operating assets because NOI excludes certain items that are not associated with management of the properties. The Company's use of the term NOI may not be comparable to that of other real estate companies as they may have different methodologies for computing NOI.

The table below reconciles net income to NOI for the years ended December 31, 2022, 2021, and 2020.

		Year Ended December 31,				
(In thousands)		**2022**		**2021**		**2020**
Net income	$	22,019	$	22,492	$	19,077
General and administrative		14,837		12,113		8,768
Depreciation and amortization		32,339		30,401		25,378
(Gain) loss on sale of depreciable assets		—		(237)		313
Interest expense		11,873		10,542		8,620
Deferred income taxes		41		167		80
Interest and other income, net		(66)		(57)		(166)
NOI	$	**81,043**	$	**75,421**	$	**62,070**

EBITDA*re* and Adjusted EBITDA*re*

The Company uses the NAREIT definition of EBITDA*re* which is net income plus interest expense, income tax expense, and depreciation and amortization, plus losses or minus gains on the disposition of depreciable property, including losses/gains on change of control, plus impairment write-downs of depreciable property and of investments in unconsolidated affiliates caused by a decrease in value of depreciable property in the affiliate, plus or minus adjustments to reflect the entity's share of EBITDA*re* of unconsolidated affiliates and consolidated affiliates with non-controlling interest. The Company also presents Adjusted EBITDA*re* which is EBITDA*re* before non-cash stock-based compensation expense.

We consider EBITDA*re* and Adjusted EBITDA*re* important measures because they provide additional information to allow management, investors, and our current and potential creditors to evaluate and compare our core operating results and our ability to service debt.

The table below reconciles net income to EBITDA*re* and Adjusted EBITDA*re* for the years ended December 31, 2022, 2021, and 2020.

		Year Ended December 31,				
(In thousands)		**2022**		**2021**		**2020**
Net income	$	22,019	$	22,492	$	19,077
Interest expense		11,873		10,542		8,620
Depreciation and amortization		32,339		30,401		25,378
Deferred income taxes		41		167		80
(Gain) loss on sale of depreciable assets		—		(237)		313
EBITDA*re*	$	**66,272**	$	**63,365**	$	**53,468**
Non-cash stock-based compensation expense		9,415		7,164		4,767
Adjusted EBITDA*re*	$	**75,687**	$	**70,529**	$	**58,235**

Critical Accounting Policies

Our Consolidated Financial Statements are prepared in conformity with GAAP and the rules and regulations of the SEC. In preparing the Consolidated Financial Statements, management is required to exercise judgment and make assumptions and estimates that may impact the carrying value of assets and liabilities and the reported amounts of revenues and expenses. Actual results could differ from those estimates. Set forth below is a summary of our accounting policies that we believe are critical to the preparation of our Consolidated Financial Statements. Our accounting policies are more fully discussed in Note 1 – Summary of Significant Accounting Policies to the Consolidated Financial Statements.

Principles of Consolidation

Our Consolidated Financial Statements may include the accounts of the Company, its wholly owned subsidiaries, joint ventures, partnerships and variable interest entities, or VIEs, where the Company controls the operating activities. All material intercompany accounts, transactions, and balances have been eliminated.

Management must make judgments regarding the Company's level of influence or control over an entity and whether or not the Company is the primary beneficiary of a variable interest entity. Consideration of various factors include, but is not limited to, the Company's ability to direct the activities that most significantly impact the entity's governing body, the size and seniority of the Company's investment, the Company's ability and the rights of other investors to participate in policy making decisions, the Company's ability to replace the manager and/or liquidate the entity. Management's ability to correctly assess its influence or control over an entity when determining the primary beneficiary of a VIE affects the presentation of these entities in the Company's Consolidated Financial Statements. If it is determined that the Company is the primary beneficiary of a VIE, the Company's Consolidated Financial Statements would consolidate the VIE rather than the Company's pro rata results of its variable interest in the VIE. The Company would depend on the VIE to provide timely financial information and would rely on the interest control of the VIE to provide accurate financial information. Untimely or inaccurate financial information provided to the Company or deficiencies in the VIE's internal controls over financial reporting could impact the Company's Consolidated Financial Statements and its internal control over financial reporting.

Accounting for Acquisitions of Real Estate Properties

Real estate property acquisitions are accounted for as a business combination or an asset acquisition under Accounting Standards Update ("ASU") No. 2017-01, *Business Combinations (Topic 805): Clarifying the Definition of a Business*. An acquisition accounted for as a business combination is recorded at fair value and related closing costs are expensed as incurred. An acquisition accounted for as an asset acquisition is recorded at its purchase price, inclusive of acquisition costs, which is allocated among the acquired assets and assumed liabilities based upon their relative fair values at the date of acquisition. The Company expects that substantially all of its acquisitions will be accounted for as asset acquisitions.

The acquisition date fair values of the tangible and intangible assets and acquired liabilities are estimated based on information obtained from multiple sources as a result of pre-acquisition due diligence, tax records, and other sources, including third-party valuations. Based on these estimates, we recognize the acquired assets and liabilities based on their estimated fair values. We expense transaction costs associated with business combinations in the period incurred. The fair value of tangible property assets acquired considers the value of the property as if vacant determined by a combination of comparable sales, replacement cost, income valuation approach and other relevant data. The determination of fair value involves the use of significant judgment and estimation. We value land based on various inputs, which may include internal analysis of recently acquired properties, existing comparable properties within our portfolio, or third party appraisals or valuations based on comparable sales.

In recognizing identified intangible assets and liabilities of an acquired property, the value of above- or below-market leases is estimated based on the present value (using a discount rate which reflects the risks associated with the leases acquired) of the difference between contractual amounts to be received pursuant to the leases and management's estimate of market lease rates measured over a period equal to the estimated remaining term of the lease. In the case of a below-market lease, we also evaluate any renewal options associated with that lease to

determine if the intangible should include those periods. The capitalized above-market or below-market lease intangibles are amortized as a reduction from or an addition to rental income over the estimated remaining term of the respective leases.

In determining the value of in-place leases and tenant relationships, we consider current market conditions and costs to execute similar leases in arriving at an estimate of the carrying costs during the expected lease-up period from vacant to existing occupancy. In estimating carrying costs, we include real estate taxes, insurance, other property operating expenses, estimates of lost rental revenue during the expected lease-up periods, and costs to execute similar leases, including leasing commissions. The values assigned to in-place leases and tenant relationships are amortized over the estimated remaining term of the lease. If a lease terminates prior to its scheduled expiration, all unamortized costs related to that lease are written off.

Long-lived Asset Impairments
The Company assesses the potential for impairment of identifiable, definite-lived, intangible assets and long-lived assets, including real estate properties, whenever events occur or a change in circumstances indicates that the carrying value might not be fully recoverable. Indicators of impairment may include significant under-performance of an asset relative to historical or expected operating results; significant changes in the Company's use of assets or the strategy for its overall business; plans to sell an asset before its depreciable life has ended; the expiration of a significant portion of leases in a property; or significant negative economic trends or negative industry trends for the Company or its operators. In addition, the Company's review for possible impairment may include those assets subject to purchase options and those impacted by casualties, such as tornadoes and hurricanes.

In addition, the Company assesses whether there were other indicators, including property operating performance, occupancy, changes in holding periods, and other market conditions, that would suggest that the value of the Company's investment may have been impaired.

If management determines that the carrying value of the Company's assets may not be fully recoverable based on the existence of any of the factors above, or others, management would measure and record an impairment charge based on the estimated fair value of the property or the estimated fair value less costs to sell the property.

Revenue Recognition

The primary source of revenue for the Company is generated through its leasing arrangements with its tenants which is accounted for under Accounting Standards Codification Topic 842 ("ASC Topic 842"), or through notes with its borrowers which is covered under ASC 310. The Company's rental income and interest income are recognized based on contractual arrangements with its tenants and borrowers. From the inception of a lease, if collection of substantially all of the lease payments is probable for a tenant, then rental income is recognized as earned over the life of the lease agreement on a straight-line basis. Management's judgement is necessary if or when it determines that collection of substantially all of a lessee's payments is not probable, upon which time, the Company will revert to recognizing such lease payments on a cash basis and will reverse any recorded receivables related to that lease. In the event that management subsequently determines collection of substantially all of that lease's receivable is probable, management will reinstate and record all such receivables for the lease in accordance with the lease.

Allowance for Credit Losses
ASU No. 2016-13, Measurement of Credit Losses on Financial Instruments uses an expected credit loss ("CECL") model in evaluating the collectability of notes receivable and other financial instruments. The CECL impairment model requires an estimate of expected credit losses, measured over the contractual life of an instrument, that considers forecasts of future economic conditions in addition to information about past events and current conditions. Under the CECL model, the Company estimates credit losses over the entire contractual term of the instrument from the date of initial recognition of that instrument and is required to record a credit loss expense (or reversal) in each reporting period. The Company evaluates factors such as its historical credit loss experience with the borrower or similar financial assets, current economic conditions, current and expected future financial condition of the borrower as well as payment history of the borrower, along with other relevant factors for each borrower or similar instruments.

Use of Estimates in the Consolidated Financial Statements

Preparation of the Consolidated Financial Statements in accordance with GAAP requires management to make estimates and assumptions that affect amounts reported in the Consolidated Financial Statements and accompanying notes. Actual results may materially differ from those estimates.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The Company is exposed to market risk in the form of changing interest rates on its debt and mortgage note receivable. Market risk refers to the risk of loss from adverse changes in market prices and interest rates. Management uses regular monitoring of market conditions and analysis techniques to manage this risk.

As of December 31, 2022, the Company's Revolving Credit Facility and Term Loans were based on variable interest rates while its notes receivable and mortgage note payable bore interest at fixed rates. The Company has entered into interest rate swaps to fix the interest rates on its Term Loans.

The following table provides information regarding the sensitivity of certain of the Company's financial instruments, as described above, to market conditions and changes resulting from changes in interest rates. For purposes of this analysis, sensitivity is demonstrated based on hypothetical 10% changes in the underlying market interest rates.

| | | | Impact on Earnings and Cash Flows | |
| | | | Assuming 10% Increase in | Assuming 10% Decrease in |
(Dollars in thousands)	Outstanding Principal Balance at December 31, 2022	Calculated Annual Interest Expense	Market Interest Rates	Market Interest Rates
Variable Rate Debt:				
Revolving Credit Facility	$ —	$ —	$ —	$ —
A-3 Term Loan [1]	$ 75,000	$ 3,213	$ —	$ —
A-4 Term Loan [1]	$ 125,000	$ 4,177	$ —	$ —
A-5 Term Loan [1]	$ 150,000	$ 7,566	$ —	$ —

(1) The Company has interest rate swaps that fix the interest rates of the A-3 Term Loan, the A-4 Term Loan, and the A-5 Term Loan; therefore, changes in the interest rates will not impact our earnings or cash flows.

| | | Fair Value | | | |
| | | | Assuming 10% Increase in | Assuming 10% Decrease in | |
(Dollars in thousands)	Outstanding Principal Balance at December 31, 2022	December 31, 2022	Market Interest Rates	Market Interest Rates	December 31, 2021
Fixed Rate Receivables/Payable:					
Notes Receivable [1]	$ 32,705	$ 32,716	$ 31,539	$ 33,263	$ 25,869
Mortgage Note Payable [1]	$ 4,947	$ 4,761	$ 4,712	$ 4,811	$ 5,129

(1) Level 2 - Fair value based on quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations in which significant inputs and significant value drivers are observable in active markets.

The Company's Credit Facility debt shown in the table above and discussed in Note 5 – Debt, net to the Consolidated Financial Statements was indexed to USD LIBOR. On December 14, 2022, the Company amended its Credit Facility to replace LIBOR as a benchmark interest rate for loans under the Credit Facility with SOFR. In January 2023, the Company transitioned its interest rate swaps from LIBOR to SOFR rates. See the discussion under Item 1A, "Risk Factors," under the caption "The replacement of LIBOR with SOFR may adversely affect interest expense related to outstanding debt."

Inflation

Inflation has not had a material impact on the Company in the past several years. However, recent inflation has significantly increased and a prolonged period of high and persistent inflation could cause an increase in our expenses, capital expenditures, and cost of our variable-rate borrowings which could have a material impact on our financial position or results of operations. Many of our lease agreements contain provisions designed to mitigate the adverse impact of inflation, including annual rent increases based on stated increases or CPI increases. In response to inflationary pressures, the Federal Reserve began raising interest rates in 2022 and has indicated that it foresees further interest rate increases throughout the year and into 2023 and 2024. Higher interest rates imposed by the Federal Reserve to address inflation may adversely impact real estate asset values and increase our interest expense on our variable-rate borrowings under our revolving credit facility.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA


Report of

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


Stockholders and Board of Directors
Community Healthcare Trust Incorporated
Franklin, Tennessee

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Community Healthcare Trust Incorporated (the "Company") as of December 31, 2022 and 2021, the related consolidated statements of income, comprehensive income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2022, and the related notes and financial statement schedules listed in the accompanying index (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2022**,** in conformity with accounting principles generally accepted in the United States of America.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) ("PCAOB"), the Company's internal control over financial reporting as of December 31, 2022, based on criteria established in *Internal Control - Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") and our report dated February 14, 2023 expressed an unqualified opinion thereon.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of a critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing separate opinions on the critical audit matter or on the accounts or disclosures to which it relates.

Asset Impairment – Identification of Triggering Events and Assessment of Recoverability for Real Estate Properties

The Company recorded total real estate properties, net of accumulated depreciation, of approximately $777.8 million as of December 31, 2022. As described in Note 1 – Summary of Significant Accounting Policies to the consolidated financial statements, the Company assesses the potential for impairment of long-lived assets, including real estate properties, whenever events occur or a change in circumstances indicates that the carrying value might not be fully recoverable ("triggering events"). A real estate property is impaired when management's estimate of current and projected, undiscounted and unleveraged, operating cash flows of the property is less than the net carrying value of the property.

We identified management's evaluation of triggering events and the assessment of recoverability for certain real estate properties as a critical audit matter. Identification of triggering events requires judgement in evaluating the existence of potential impairment indicators including casualties such as natural disasters, sustained changes to property occupancy, and underperformance of a property relative to expected operating results. Additionally, determination of the operating cash flows used in recoverability tests requires the estimation of certain assumptions including market rents, expected hold periods and terminal capitalization rates. Auditing management's judgments was especially challenging and required increased auditor effort including the use of a specialist.

The primary procedures we performed to address this critical audit matter included:

- Evaluating management's identification and assessment of potential triggering events, including impacts of natural disasters, sustained changes to property occupancy, and under performance of a property relative to expected operating results.

- Testing the assumptions used by management in determining which real estate properties required a recoverability test and evaluating management's assumptions with respect to market rent, expected hold periods, and other relevant inputs in the recoverability tests performed.

- Utilizing professionals with specialized knowledge and skills in valuation to assist in testing certain assumptions, including market rent and terminal capitalization rates, used by the Company in performing its recoverability tests.

/s/ BDO USA, LLP

We have served as the Company's auditor since 2015.

Nashville, Tennessee
February 14, 2023

COMMUNITY HEALTHCARE TRUST INCORPORATED
CONSOLIDATED BALANCE SHEETS
(Dollars and shares in thousands, except per share amounts)

		December 31,		
		2022		**2021**
ASSETS				
Real estate properties				
Land and land improvements	$	117,657	$	97,397
Buildings, improvements, and lease intangibles		825,257		736,465
Personal property		253		223
Total real estate properties		943,167		834,085
Less accumulated depreciation		(165,341)		(133,056)
Total real estate properties, net		777,826		701,029
Cash and cash equivalents		11,233		2,351
Restricted cash		835		516
Other assets, net		86,531		50,337
Total assets	$	876,425	$	754,233
LIABILITIES AND STOCKHOLDERS' EQUITY				
Liabilities				
Debt, net	$	352,997	$	265,625
Accounts payable and accrued liabilities		11,377		7,845
Other liabilities, net		15,237		18,651
Total liabilities		379,611		292,121
Commitments and contingencies				
Stockholders' Equity				
Preferred stock, $0.01 par value; 50,000 shares authorized; none issued and outstanding		—		—
Common stock, $0.01 par value; 450,000 shares authorized; 25,897 and 24,983 shares issued and outstanding at December 31, 2022 and December 31, 2021, respectively		259		250
Additional paid-in capital		625,136		595,624
Cumulative net income		81,142		59,123
Accumulated other comprehensive income (loss)		22,667		(4,980)
Cumulative dividends		(232,390)		(187,905)
Total stockholders' equity		496,814		462,112
Total liabilities and stockholders' equity	$	876,425	$	754,233

See accompanying notes to the consolidated financial statements.

COMMUNITY HEALTHCARE TRUST INCORPORATED
CONSOLIDATED STATEMENTS OF INCOME
(Dollars and shares in thousands, except per share amounts)

	Year Ended December 31,		
	2022	**2021**	**2020**
REVENUES			
Rental income	$ 94,103	$ 87,661	$ 73,925
Other operating interest	3,576	2,918	1,759
	97,679	90,579	75,684
EXPENSES			
Property operating	16,636	15,158	13,614
General and administrative	14,837	12,113	8,768
Depreciation and amortization	32,339	30,401	25,378
	63,812	57,672	47,760
INCOME FROM CONTINUING OPERATIONS BEFORE INCOME TAXES AND OTHER ITEMS	33,867	32,907	27,924
Gain (loss) on sales of real estate	—	237	(313)
Interest expense	(11,873)	(10,542)	(8,620)
Deferred income tax expense	(41)	(167)	(80)
Interest and other income, net	66	57	166
INCOME FROM CONTINUING OPERATIONS	22,019	22,492	19,077
NET INCOME	$ 22,019	$ 22,492	$ 19,077
INCOME PER COMMON SHARE			
Net income per common share – Basic	$ 0.81	$ 0.87	$ 0.80
Net income per common share – Diluted	$ 0.81	$ 0.87	$ 0.80
WEIGHTED AVERAGE COMMON SHARE OUTSTANDING-BASIC	23,631	23,263	21,576
WEIGHTED AVERAGE COMMON SHARE OUTSTANDING-DILUTED	23,631	23,263	21,576

See accompanying notes to the consolidated financial statements.

COMMUNITY HEALTHCARE TRUST INCORPORATED
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(Dollars in thousands)

	Year Ended December 31,		
	2022	**2021**	**2020**
NET INCOME	$ 22,019	$ 22,492	$ 19,077
Other comprehensive income (loss):			
Increase (decrease) in fair value of cash flow hedges	27,380	2,410	(9,945)
Reclassification of amounts recognized as interest expense	267	4,456	2,907
Total other comprehensive income (loss)	27,647	6,866	(7,038)
COMPREHENSIVE INCOME	$ 49,666	$ 29,358	$ 12,039

See accompanying notes to the consolidated financial statements.

COMMUNITY HEALTHCARE TRUST INCORPORATED
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
(Dollars and shares in thousands, except per share amounts)

	Preferred Stock		Common Stock		Additional Paid in Capital	Cumulative Net Income	Accumulated Other Comprehensive Income (Loss)	Cumulative Dividends	Total Stockholders' Equity
	Shares	Amount	Shares	Amount					
Balance at December 31, 2019	—	$ —	21,411	$ 214	$ 447,916	$ 17,554	$ (4,808)	$ (107,465)	$ 353,411
Issuance of common stock, net of issuance costs	—	—	2,207	22	97,742	—	—	—	97,764
Stock-based compensation	—	—	270	3	4,733	—	—	—	4,736
Decrease in fair value of cash flow hedges	—	—	—	—	—	—	(9,945)	—	(9,945)
Reclassification for amounts recognized as interest expense	—	—	—	—	—	—	2,907	—	2,907
Net income	—	—	—	—	—	19,077	—	—	19,077
Dividends to common stockholders ($1.685 per share)	—	—	—	—	—	—	—	(38,034)	(38,034)
Balance at December 31, 2020	—	$ —	23,888	$ 239	$ 550,391	$ 36,631	$ (11,846)	$ (145,499)	$ 429,916
Issuance of common stock, net of issuance costs	—	—	823	8	38,072	—	—	—	38,080
Stock-based compensation	—	—	272	3	7,161	—	—	—	7,164
Increase in fair value of cash flow hedges	—	—	—	—	—	—	2,410	—	2,410
Reclassification for amounts recognized as interest expense	—	—	—	—	—	—	4,456	—	4,456
Net income	—	—	—	—	—	22,492	—	—	22,492
Dividends to common stockholders ($1.725 per share)	—	—	—	—	—	—	—	(42,406)	(42,406)
Balance at December 31, 2021	—	$ —	24,983	$ 250	$ 595,624	$ 59,123	$ (4,980)	$ (187,905)	$ 462,112
Issuance of common stock, net of issuance costs	—	—	600	6	20,100	—	—	—	20,106
Stock-based compensation, net of forfeitures	—	—	314	3	9,412	—	—	—	9,415
Increase in fair value of cash flow hedges	—	—	—	—	—	—	27,380	—	27,380
Reclassification for amounts recognized as interest expense	—	—	—	—	—	—	267	—	267
Net income	—	—	—	—	—	22,019	—	—	22,019
Dividends to common stockholders ($1.765 per share)	—	—	—	—	—	—	—	(44,485)	(44,485)
Balance at December 31, 2022	—	$ —	25,897	$ 259	$ 625,136	$ 81,142	$ 22,667	$ (232,390)	$ 496,814

See accompanying notes to the consolidated financial statements.

COMMUNITY HEALTHCARE TRUST INCORPORATED
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Dollars in thousands)

	For the Year Ended December 31,		
	2022	2021	2020
OPERATING ACTIVITIES			
Net income	$ 22,019	$ 22,492	$ 19,077
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	32,339	30,401	25,378
Other amortization	853	824	136
Stock-based compensation	9,415	7,164	4,736
Straight-line rent receivables	(3,444)	(3,569)	(3,211)
(Gain) loss on sales of real estate property	—	(237)	313
Deferred income tax expense	41	167	80
Changes in operating assets and liabilities:			
Other assets	(1,783)	(1,285)	517
Accounts payable and accrued liabilities	1,419	(438)	1,015
Other liabilities	(579)	829	329
Net cash provided by operating activities	60,280	56,348	48,370
INVESTING ACTIVITIES			
Acquisitions of real estate	(96,691)	(88,099)	(126,818)
Proceeds from the sales of real estate	—	1,263	248
Acquisition and funding of notes receivable	(9,705)	(14,350)	(1,750)
Proceeds from repayments on notes receivable	3,000	3,978	10,253
Capital expenditures on existing real estate properties	(10,376)	(7,219)	(6,995)
Net cash used in investing activities	(113,772)	(104,427)	(125,062)
FINANCING ACTIVITIES			
Net (repayments) borrowings on revolving credit facility	(12,000)	(21,000)	18,000
Term loan borrowings	150,000	125,000	—
Term loan repayments	(50,000)	(50,000)	—
Mortgage note repayments	(130)	(104)	(108)
Dividends paid	(44,485)	(42,406)	(38,034)
Proceeds from issuance of common stock	20,544	38,426	97,972
Equity issuance costs	(392)	(216)	(269)
Debt issuance costs	(844)	(1,646)	—
Net cash provided by financing activities	62,693	48,054	77,561
Increase (decrease) in cash, cash equivalents and restricted cash	$ 9,201	$ (25)	$ 869
Cash, cash equivalents and restricted cash, beginning of period	2,867	2,892	2,023
Cash, cash equivalents and restricted cash, end of period	$ 12,068	$ 2,867	$ 2,892

	For the Year Ended December 31,		
	2022	**2021**	**2020**
Supplemental Cash Flow Information:			
Interest paid	$ 11,237	$ 9,972	$ 8,125
Invoices accrued for construction, tenant improvement and other capitalized costs	$ 4,359	$ 2,382	$ 890
Reclassification between accounts and notes receivable	$ —	$ —	$ 13
Reclassification of registration statement costs incurred in prior year to equity issuance costs	$ 362	$ 346	$ 225
Increase (decrease) in fair value of cash flow hedges	$ 27,380	$ 2,410	$ (9,945)
Interest accrued to notes receivable	$ —	$ —	$ 15
Capitalized interest	$ 672	$ 279	$ 111

See accompanying notes to the consolidated financial statements.

Form 10-K

COMMUNITY HEALTHCARE TRUST INCORPORATED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2022

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Business Overview

Community Healthcare Trust Incorporated (the ''Company'', ''we'', ''our'') was organized in the State of Maryland on March 28, 2014. The Company is a fully-integrated healthcare real estate company that owns and acquires real estate properties that are leased to hospitals, doctors, healthcare systems or other healthcare service providers. As of December 31, 2022, we had investments of approximately $946.2 million in 174 real estate properties (including a portion of one property accounted for as a sales-type lease with a gross amount totaling approximately $3.0 million). The properties are located in 34 states, totaling approximately 3.8 million square feet in the aggregate and were approximately 91.7% leased at December 31, 2022 with a weighted average remaining lease term of approximately 7.6 years. Any references to square footage, property count, or occupancy percentages, and any amounts derived from these values in these notes to the consolidated financial statements are unaudited.

Principles of Consolidation

Our Consolidated Financial Statements include the accounts of the Company, its wholly-owned subsidiaries, and may also include joint ventures, partnerships and variable interest entities, or VIEs, where the Company controls the operating activities. Management must make judgments regarding the Company's level of influence or control over an entity and whether or not the Company is the primary beneficiary of a VIE. Consideration of various factors include, but is not limited to, the Company's ability to direct the activities that most significantly impact the entity's governing body, the size and seniority of the Company's investment, and the Company's ability to replace the manager and/or liquidate the entity. Management's ability to correctly assess its influence or control over an entity when determining the primary beneficiary of a VIE affects the presentation of these entities in the Company's Consolidated Financial Statements. If it is determined that the Company is the primary beneficiary of a VIE, the Company's Consolidated Financial Statements would consolidate the VIE rather than the Company's pro rata results of its variable interest in the VIE. Untimely or inaccurate financial information provided to the Company or deficiencies in the VIE's internal control over financial reporting could impact the Company's Consolidated Financial Statements and its own internal control over financial reporting. See Note 10 – Other Assets, net regarding VIEs identified by the Company related to its notes receivable.

All material intercompany accounts, transactions, and balances have been eliminated in the presentation of the Company's Consolidated Financial Statements.

Use of Estimates in the Consolidated Financial Statements

Preparation of the Consolidated Financial Statements in accordance with GAAP requires management to make estimates and assumptions that affect amounts reported in the Consolidated Financial Statements and accompanying notes, including, among others, estimates related to impairment assessments, purchase price allocations, and valuation of financial instruments. Actual results may materially differ from those estimates.

Segment Reporting

The Company acquires and owns, or finances, healthcare-related real estate properties that are leased to hospitals, doctors, healthcare systems or other healthcare service providers. The Company is managed as one reporting unit, rather than multiple reporting units, for internal reporting purposes and for internal decision-making. Therefore, the Company discloses its operating results in a single segment.

Cash, Cash Equivalents and Restricted Cash

Cash and cash equivalents includes short-term investments with original maturities of three months or less when purchased. Restricted cash consists of amounts held by the lender of our mortgage note payable to provide for future real estate tax, insurance expenditures and tenant improvements related to one property. The carrying amount

approximates fair value due to the short-term maturity of these investments. The following table provides a reconciliation of cash and cash equivalents and restricted cash reported within the Company's Consolidated Balance Sheets and Consolidated Statements of Cash Flows:

	December 31,	
(Dollars in thousands)	2022	2021
Cash and cash equivalents	$ 11,233	$ 2,351
Restricted cash	835	516
Cash, cash equivalents and restricted cash	$ 12,068	$ 2,867

Real Estate Properties

Real estate property acquisitions are accounted for as a business combination or an asset acquisition. An acquisition accounted for as a business combination is recorded at fair value and related closing costs are expensed as incurred. An acquisition accounted for as an asset acquisition is recorded at its purchase price, inclusive of acquisition costs, which is allocated among the acquired assets and assumed liabilities based upon their relative fair values at the date of acquisition. The Company expects that substantially all of its acquisitions will be accounted for as asset acquisitions.

The allocation of real estate property acquisitions may include land and land improvements, building and building improvements, and identified intangible assets and liabilities (consisting of above- and below-market leases, in-place leases, and tenant relationships) based on the evaluation of information and estimates available at that date, and we allocate the purchase price based on these assessments. We make estimates of the acquisition date fair value of the tangible and intangible assets and acquired liabilities using information obtained from multiple sources as a result of pre-acquisition due diligence, tax records, and other sources, including third-party valuations. Based on these estimates, we recognize the acquired assets and liabilities at their relative fair values for asset acquisitions. The fair value of tangible property assets acquired considers the value of the property as if vacant determined by a combination of comparable sales, replacement cost, income valuation approach and other relevant data. The determination of fair value involves the use of significant judgment and estimation. We value land based on various inputs, which may include internal analysis of recently acquired properties, existing comparable properties within our portfolio, or third party appraisals or valuations based on comparable sales.

In recognizing identified intangible assets and liabilities of an acquired property, the value of above- or below-market leases is estimated based on the present value (using a discount rate which reflects the risks associated with the leases acquired) of the difference between contractual amounts to be received pursuant to the leases and an estimate of market lease rates measured over the remaining term of the lease. In the case of a below-market lease, renewal options associated with that lease are evaluated to determine if the intangible should include those periods. The capitalized above-market or below-market lease intangibles are amortized as a reduction from or an addition to rental income over the estimated remaining term of the respective leases.

In determining the value of in-place leases and tenant improvements, current market conditions and costs to execute similar leases to arrive at an estimate of the carrying costs during the expected lease-up period from vacant to existing occupancy are considered. Estimated carrying costs include real estate taxes, insurance, other property operating expenses, estimates of lost rental revenue during the expected lease-up periods, and costs to execute similar leases, including leasing commissions. The values assigned to in-place leases and tenant relationships are amortized over the estimated remaining term of the lease. If a lease terminates prior to its scheduled expiration, all unamortized costs related to that lease are written off.

The Company may capitalize direct costs, including costs such as construction costs and professional services, and indirect costs, including capitalized interest and overhead costs, associated with the development and construction of real estate assets while substantive activities are ongoing to prepare the assets for their intended use. Capitalized interest cost is calculated using the weighted average interest rate of the revolving credit facility debt.

75

Long-lived Asset Impairments

The Company assesses the potential for impairment of identifiable, definite-lived, intangible assets and long-lived assets, including real estate properties, whenever events occur or a change in circumstances indicates that the carrying value might not be fully recoverable. Indicators of impairment may include significant under-performance of an asset relative to historical or expected operating results; significant changes in the Company's use of assets or the strategy for its overall business; plans to sell an asset before its depreciable life has ended; the expiration of a significant portion of leases in a property; or significant negative economic trends or negative industry trends for the Company or its operators. In addition, the Company's review for possible impairment may include those assets subject to purchase options and those impacted by casualties, such as tornadoes and hurricanes. A long-lived asset is impaired when management's estimate of current and projected, undiscounted and unleveraged, operating cash flows of the property is less than the net carrying value of the property. In determining these cash flows, the Company estimates market rent, capitalization rates, expected holding periods, and other relevant inputs. If management determines that the carrying value of the Company's assets may not be fully recoverable based on the existence of any of the factors above, or others, management would measure and record an impairment charge based on the estimated fair value of the property or the estimated fair value less costs to sell the property. No impairments on long-lived assets were recorded during the years ended December 31, 2022, 2021 or 2020.

Assets Held for Sale

The Company may sell properties from time to time for various reasons, including the exercise of purchase options by our tenants. The Company classifies long-lived assets as held for sale once certain criteria have been met. The Company classifies a real estate property, or portfolio, as held for sale when: (i) management has approved the disposal, (ii) the property is available for sale in its present condition, (iii) an active program to locate a buyer has been initiated, (iv) it is probable that the property will be disposed of within one year, (v) the property is being marketed at a reasonable price relative to its fair value, and (vi) it is unlikely that the disposal plan will significantly change or be withdrawn. Following the classification of a property as "held for sale," no further depreciation or amortization is recorded on the assets and the assets are recorded at the lower of carrying value or fair market value, less cost to sell. The Company did not have any properties classified as held for sale at December 31, 2022 or 2021.

Fair Value Measurements

Fair value is defined as the price that would be received to sell an asset, or paid to transfer a liability, in an orderly transaction between market participants. In calculating fair value, a company must maximize the use of observable market inputs, minimize the use of unobservable market inputs and disclose in the form of an outlined hierarchy the details of such fair value measurements.

A hierarchy of valuation techniques is defined to determine whether the inputs to a fair value measurement are considered to be observable or unobservable in a marketplace. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect the Company's market assumptions. This hierarchy requires the use of observable market data when available. These inputs have created the following fair value hierarchy:

- *Level 1* – quoted prices for identical instruments in active markets.

- *Level 2* – quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations in which significant inputs and significant value drivers are observable in active markets; and

- *Level 3* – fair value measurements derived from valuation techniques in which one or more significant inputs or significant value drivers are unobservable.

Our interest rate swaps are valued in the market using discounted cash flow techniques. These techniques incorporate Level 1 and Level 2 inputs. The market inputs are utilized in the discounted cash flow calculation considering the instrument's term, notional amount, discount rate and credit risk. Significant inputs to the derivative

valuation model for interest rate swaps are observable in active markets and are classified as Level 2 in the hierarchy.

Lease Accounting

As a lessor, we make a determination with respect to each of our leases whether they should be accounted for as sales-type, direct-financing, or operating lease. Additionally, for each of our real estate transactions involving the leaseback of the related property to the seller or affiliates of the seller, we determine whether these transactions qualify as sale and leaseback transactions under the accounting guidance in Accounting Standards Codification ("ASC") 842, *Leases*. For these transactions, we consider various inputs and assumptions including, but not necessarily limited to, lease terms, renewal options, discount rates, and other rights and provisions in the purchase and sale agreement, lease and other documentation to determine whether control has been transferred to the Company or remains with the lessee. A transaction involving a sale leaseback will be treated as a purchase of a real estate property if it is considered to transfer control of the underlying asset from the lessee to the Company. Criteria in determining the lease classification includes estimates and assumptions regarding the fair value of the leased facilities, minimum lease payments, effective cost of funds, the economic useful life of the facilities, the existence of a purchase option, and certain other terms in the lease agreements, as well as the amounts we expect to derive from the underlying property at the end of each lease which equals our purchase price. The lease accounting guidance requires that a sale leaseback with an option to purchase the property from the landlord at the tenant's option be accounted for as a financing or sales-type lease. We expect that most of our leases will be accounted for as operating leases. The Company has a portion of one property accounted for as a sales-type lease at December 31, 2022 included in other assets.

Payments received under operating leases are accounted for in the Consolidated Statements of Income as rental income for actual cash rent collected plus or minus straight-line adjustments, such as lease escalators. The Company has elected not to separate lease and nonlease components, such as common area maintenance, unless certain conditions are not met. As such, tenant reimbursements are combined with rental income on the Consolidated Statements of Income.

The Company is the lessee under four non-prepaid ground leases accounted for as operating leases and two non-prepaid ground lease accounted for as a financing lease. The Company has elected not to separate lease and nonlease components, such as common area maintenance, unless certain conditions are not met. Discount rates are determined using Company specific incremental borrowing rates, which represent the rate of interest that it would pay to borrow on a fully collateralized basis over a similar term. Right-of-use lease assets are included in other assets, net and lease liabilities are included in other liabilities, net on the Company's Consolidated Balance Sheets.

Revenue Recognition

The primary source of revenue for the Company is generated through its leasing arrangements with its tenants which is accounted for under ASC Topic 842, or through notes with its borrowers which is covered under ASC 310. The Company's rental income and interest income are recognized based on contractual arrangements with its tenants and borrowers. From the inception of a lease, if collection of substantially all of the lease payments is probable for a tenant, then rental income is recognized as earned over the life of the lease agreement on a straight-line basis. Recognizing rental revenue on a straight-line basis for leases may result in recognizing revenue in amounts more or less than amounts currently due from tenants. If management determines that collection of substantially all of a lease's payments is not probable, it will revert to recognizing such lease payments at the lesser of cash collected, lease income reflected on a straight-line basis, or another systematic basis plus variable rent when it becomes accruable and will reverse any recorded receivables related to that lease. In the event that management subsequently determines collection of substantially all of that lease's receivable is probable, management will reinstate and record all such receivables for the lease in accordance with the lease terms. The Company maintains a general allowance for its lease receivables that the Company has determined are probable of collection.

The Company recognizes operating expense recoveries in the period that applicable expenses are incurred. Other variable payments, such as late fees and sales tax are recognized based on the contractual terms of its leases. Income

received but not yet earned is deferred until such time it is earned. Prepaid rent is included in other liabilities on the Consolidated Balance Sheets.

Allowance for Credit Losses

Upon adoption of ASU No. 2016-13, Measurement of Credit Losses on Financial Instruments on January 1, 2020, the Company uses an expected credit loss ("CECL") model in evaluating the collectability of its notes receivable and other financial instruments from time to time. The CECL impairment model requires an estimate of expected credit losses, measured over the contractual life of an instrument, that considers forecasts of future economic conditions in addition to information about past events and current conditions. Under the CECL model, the Company will estimate credit losses over the entire contractual term of the instrument from the date of initial recognition of that instrument and is required to record a credit loss expense (or reversal) in each reporting period. The Company evaluates factors such as its historical credit loss experience with the borrower or similar financial assets, current economic conditions, current and expected future financial condition of the borrower as well as payment history of the borrower, along with other relevant factors for each borrower or similar instruments. At December 31, 2022 and 2021, the Company did not have any material expected credit losses and, therefore, did not record any credit losses.

Stock-Based Compensation

The Company's 2014 Incentive Plan, as amended (the "2014 Incentive Plan") is intended to attract and retain qualified persons upon whom, in large measure, our sustained progress, growth and profitability depend, to motivate the participants to achieve long-term company goals and to more closely align the participants' interests with those of our other stockholders by providing them with a proprietary interest in our growth and performance. The three distinct programs under the 2014 Incentive Plan are the Second Amended and Restated Alignment of Interest Program, the Second Amended and Restated Executive Officer Incentive Program and the Amended and Restated Non-Executive Officer Incentive Program. Our executive officers, officers, employees, consultants and non-employee directors are eligible to participate in the 2014 Incentive Plan. The 2014 Incentive Plan increases, on an annual basis, the number of shares of common stock available for issuance to an amount equal to 7% of the total number of shares of the Company's common stock outstanding on December 31 of the immediately preceding year. The 2014 Incentive Plan is administered by the Company's compensation committee, which interprets the 2014 Incentive Plan and has broad discretion to select the eligible persons to whom awards will be granted, as well as the type, size and terms and conditions of each award, including the number of shares subject to awards and the expiration date of, and the vesting schedule or other restrictions (including, without limitation, restrictive covenants) applicable to, awards. The Company recognizes share-based payments to its directors and employees in its Consolidated Statements of Income on a straight-line basis over the shorter of the requisite service period, retirement eligibility date, or other period as deemed appropriate based on the fair value of the award on the grant date. In the event of a forfeiture, the previously recognized expense would be reversed.

Intangible Assets

Intangible assets with finite lives are amortized over their respective lives to their estimated residual values and are reviewed for impairment only when impairment indicators are present. Identifiable intangible assets of the Company are generally comprised of in-place and above-market lease intangible assets and below-market lease intangible liabilities, as well as deferred financing costs. In-place lease intangible assets are amortized to depreciation expense on a straight-line basis over the applicable lives of the leases. Above- and below-market lease intangibles are amortized to rental income on a straight-line basis over the applicable lives of the leases. Deferred financing costs are amortized to interest expense over the term of the related credit facility or other debt instrument using the straight-line method, which approximates amortization under the effective interest method.

Income Taxes

The Company has elected to be taxed as a real estate investment trust ("REIT"), as defined under the Internal Revenue Code of 1986, as amended (the "Code"). The Company and two subsidiaries have also elected for those subsidiaries to be treated as taxable REIT subsidiaries ("TRSs"), which are subject to federal and state income taxes. No provision has been made for federal income taxes for the REIT; however, the Company has recorded income tax expense or benefit for the TRSs to the extent applicable. The Company also evaluates the realizability of its deferred tax assets and will record valuation allowances if it is determined that more likely than not the asset will not be

recovered. The Company intends at all times to qualify as a REIT under the Code. The Company must distribute at least 90% per annum of its REIT taxable income to its stockholders (which is computed without regard to the dividends paid deduction or net capital gain and which does not necessarily equal net income as calculated in accordance with generally accepted accounting principles) and meet other requirements to continue to qualify as a REIT. See further discussion in Note 15 – Other Data.

The Company classifies interest and penalties related to uncertain tax positions, if any, in the Consolidated Statements of Income as a component of general and administrative expenses. No such amounts were recognized during 2022, 2021 or 2020.

The Company is subject to audit by the Internal Revenue Service and by state taxing authorities for the years ended December 31, 2021, 2020, and 2019.

Sales and Use Taxes

The Company must pay sales and use taxes to certain state tax authorities based on rental income collected from tenants in properties located in those states. The Company is generally reimbursed for those taxes by those tenants. The Company accounts for the payments to the taxing authority and subsequent reimbursement from the tenant on a net basis, included in rental income on the Company's Consolidated Statements of Income.

Concentration of Credit Risks

Our credit risks primarily relate to cash and cash equivalents, mortgage notes, if any, other notes receivable and our interest rate swaps, which are discussed below. Cash and cash equivalents are primarily held in bank accounts and overnight investments. We maintain our bank deposit accounts with large financial institutions in amounts that often exceed federally-insured limits. We have not experienced any losses in such accounts.

Derivative Financial Instruments

In the normal course of business, we are subject to risk from adverse fluctuations in interest rates. We have chosen to manage this risk through the use of derivative financial instruments, primarily with interest rate swaps. Counterparties to these contracts are major financial institutions. We are exposed to credit loss in the event of nonperformance by these counterparties. We do not use derivative instruments for trading or speculative purposes. Our objective in managing exposure to market risk is to limit the impact on cash flows relating to interest payments on the Company's variable rate debt. To qualify for hedge accounting, our interest rate swaps must effectively reduce the risk exposure that they are designed to hedge. In addition, at inception of a qualifying cash flow hedging relationship, the underlying transaction or transactions must be, and are expected to remain, probable of occurring in accordance with our related assertions. All of our hedges are cash flow hedges and are recognized at their fair value in the Consolidated Balance Sheets. Changes in the fair value of the derivatives are recognized in accumulated other comprehensive loss.

Earnings per Share

Basic earnings per common share is computed by dividing net income by the weighted average common shares outstanding less issued and outstanding non-vested shares of common stock. Diluted earnings per common share is calculated by including the effect of dilutive securities.

Our unvested restricted common stock outstanding contains non-forfeitable rights to dividends, and accordingly, these awards are deemed to be participating securities. These participating securities, under the 2-class method, are excluded in the earnings allocation in computing both basic and diluted earnings per common share.

Notes to Consolidated Financial Statements - Continued

NOTE 2. REAL ESTATE INVESTMENTS

As of December 31, 2022, we had gross real estate investments of approximately $946.2 million in 174 real estate properties (including a portion of one property accounted for as a financing lease with a gross amount totaling approximately $3.0 million, included in other assets on the Consolidated Balance Sheets). The Company's real estate investments are diversified by property type, geographic location, and tenant as shown in the following tables.

Property Type	# of Properties	Gross Investment (in thousands)	
Medical Office Building	75	$	343,508
Inpatient Rehabilitation Facilities	7		151,234
Acute Inpatient Behavioral	5		130,410
Specialty Centers	37		119,504
Physician Clinics	30		86,451
Surgical Centers and Hospitals	10		55,746
Behavioral Specialty Facilities	9		44,393
Long-term Acute Care Hospitals	1		14,937
Total	**174**	**$**	**946,183**

State	# of Properties	Gross Investment (in thousands)	
Texas	15	$	138,657
Illinois	16		121,393
Ohio	24		105,384
Florida	22		93,443
All Others	97		487,306
Total	**174**	**$**	**946,183**

Primary Tenant	# of Properties	Gross Investment (in thousands)	
Everest Rehabilitation	4	$	80,658
US Healthvest	3		77,964
All Others	167		787,561
Total	**174**	**$**	**946,183**

Depreciation and amortization expense was $32.3 million, $30.4 million and $25.4 million, respectively, for the years ended December 31, 2022, 2021 and 2020, which is included on the Company's Consolidated Statements of Income. Depreciation and amortization is recognized on a straight-line basis over the estimated useful lives of the assets. The estimated useful lives of our real estate properties at December 31, 2022 are as follows:

Land improvements	2 - 20 years
Buildings	7 - 50 years
Building improvements	3 - 39.8 years
Tenant improvements	1.8 - 15.1 years
Lease intangibles	1.3 - 13.7 years
Personal property	3 -10 years

NOTE 3. REAL ESTATE LEASES

Lessor Accounting

The Company's properties are generally leased pursuant to non-cancelable, fixed-term operating leases with expiration dates through 2039. The Company's leases generally require the lessee to pay minimum rent, with fixed rent renewal terms or increases based on a Consumer Price Index and may also include additional rent, which may include taxes (including property taxes), insurance, maintenance and other operating costs associated with the leased property. The real estate properties were 91.7% leased at December 31, 2022 with a weighted average remaining lease term of approximately 7.6 years.

Future Minimum Lease Payments

Future minimum lease payments under the non-cancelable operating leases due the Company for the years ending December 31, as of December 31, 2022, are as follows (in thousands):

2023	$	87,196
2024		82,225
2025		76,255
2026		68,583
2027		63,253
2028 and thereafter		361,797
	$	739,309

Customer Concentrations

The Company's real estate portfolio is leased to a diverse tenant base. See Note 2 – Real Estate Investments. For the years ended December 31, 2022, 2021 and 2020, the Company had no customers that accounted for more than 10% of its consolidated revenues.

Geographic Concentrations

The Company's portfolio was located in 34 states at December 31, 2022. For the year ended December 31, 2022, 42.0% of our consolidated rental income was derived from properties located in Texas (16.4%), Ohio (12.9%), and Illinois (12.7%). For the year ended December 31, 2021, 29.5% of our consolidated rental income was derived from properties located in Texas (16.1%) and Illinois (13.4%). For the year ended December 31, 2020, 29.6% of our consolidated rental income was derived from properties located in Texas (15.9%) and Illinois (13.7%).

Purchase Option Provisions

Certain of the Company's leases provide the lessee with a purchase option or a right of first refusal to purchase the leased property. The purchase option provisions generally allow the lessee to purchase the leased property at fair value or at an amount greater than the Company's gross investment in the leased property at the time of the purchase. Since the Company's initial public offering, two of the Company's tenants have exercised their purchase option. These two properties were sold in 2018 and 2021.

The Company had approximately $28.1 million in five real estate properties as of December 31, 2022 that were subject to exercisable purchase options.

Straight-line rental income

Rental income is recognized as earned over the life of the lease agreement on a straight-line basis when collection of rental payments over the term of the lease is probable. Straight-line rent included in rental income was approximately $3.4 million, $3.6 million, and $3.2 million, respectively, for the years ended December 31, 2022, 2021 and 2020.

Prepaid rent

Income received but not yet earned is deferred until such time it is earned. Prepaid rent, included in other liabilities on the Consolidated Balance Sheets, was approximately $3.9 million and $3.8 million, respectively, at December 31, 2022 and 2021.

Sales-type lease

The Company has a portion of one property accounted for as a sales-type lease with a gross amount totaling approximately $3.0 million included in other assets, net on the Company's Consolidated Balance Sheet. Future lease payments due to the Company under this lease for the years ending December 31, as of December 31, 2022, are as follows (in thousands):

2023	$	336
2024		346
2025		356
2026		367
2027		378
2028 and thereafter		5,210
Total undiscounted lease receivable		6,993
Discount		(3,958)
Lease receivable	$	3,035

During the year ending December 31, 2022, the Company recognized interest income of approximately $0.3 million related to this lease which is included in other operating interest on the Company's Consolidated Statement of Income.

Lessee Accounting

At December 31, 2022, the Company was obligated, as the lessee, under four non-prepaid ground leases accounted for as operating leases with expiration dates through 2076, including renewal options, and two non-prepaid ground lease accounted for as a financing lease with an expiration date through 2109, including renewal options. Any rental increases related to the Company's ground leases are generally either stated or based on the Consumer Price Index. The Company's future lease payments under these non-prepaid ground leases were as follows (in thousands):

	Operating		**Financing**	
2023	$	42	$	141
2024		43		154
2025		44		154
2026		44		154
2027		45		154
2028 and thereafter		1,148		6,956
Total undiscounted lease payments		1,366		7,713
Discount		(580)		(4,434)
Lease liabilities	$	786	$	3,279

Notes to Consolidated Financial Statements - Continued

The following table discloses other information regarding the ground leases.

	Year Ended December 31,	
	2022	**2021**
Operating leases:		
Weighted-average remaining lease term in years (including renewal options)	36.3	37.0
Weighted-average discount rate	4.0 %	4.0 %
Financing leases:		
Weighted-average remaining lease term in years (including renewal options)	40.8	37.0
Weighted-average discount rate	4.2 %	4.1 %

NOTE 4. REAL ESTATE ACQUISITIONS AND DISPOSITIONS

2022 Real Estate Acquisitions

During the year ended December 31, 2022, the Company acquired 18 real estate properties as detailed in the table below. Upon acquisition, the properties were 98.9% leased in the aggregate with lease expirations through 2037. Amounts recorded in revenues and net income for these properties were approximately $3.2 million and $1.9 million, respectively, and transaction costs totaling approximately $1.4 million were capitalized for the year ended December 31, 2022 relating to these property acquisitions.

Location	Property Type [1]	Date Acquired	Purchase Price	Cash Consideration	Real Estate	Other [2]	Square Footage
			(000's)	*(000's)*	*(000's)*	*(000's)*	*(Unaudited)*
Toledo, OH	MOB	03/09/22	$ 2,606	$ 2,621	$ 2,735	$ (114)	17,465
Fremont, NE	MOB	03/09/22	3,232	3,224	3,443	(219)	12,850
Cincinnati, OH	IRF	05/12/22	23,500	22,826	23,558	(732)	37,720
Marne, MI	BSF	09/01/22	13,238	12,986	13,415	(429)	96,886
Des Moines, IA	PC	09/20/22	4,272	4,313	3,818	495	17,318
Brook Park, OH	MOB	11/21/22	2,200	2,187	2,256	(69)	16,802
Rockville, MD	MOB	12/12/22	13,937	14,180	14,133	47	94,491
Cape Coral, FL	SC	12/13/22	4,635	4,683	4,563	120	12,130
Cape Coral, FL	MOB	12/13/22	400	410	394	16	2,023
Cape Coral, FL	MOB	12/13/22	990	998	1,039	(41)	6,379
Fort Myers, FL	MOB	12/13/22	6,520	6,583	6,143	440	22,104
Fort Myers, FL	MOB	12/13/22	3,325	3,360	3,246	114	16,000
Fort Myers, FL	SC	12/13/22	4,510	4,556	4,578	(22)	10,832
Fort Myers, FL	SC	12/13/22	4,265	4,308	4,142	166	9,376
Fort Myers, FL	MOB	12/13/22	133	139	141	(2)	1,201
Show Low, AZ	MOB	12/23/22	840	841	844	(3)	4,437
Show Low, AZ	MOB	12/23/22	4,122	4,105	4,170	(65)	22,410
Show Low, AZ	MOB	12/23/22	4,347	4,371	4,111	260	22,400
			$ 97,072	$ 96,691	$ 96,729	$ (38)	422,824

[1] PC - Physician Clinic; BSF - Behavioral Specialty Facility; IRF - Inpatient Rehabilitation Facility; MOB - Medical Office Building; SC - Specialty Center

[2] Includes items including, but not limited to, other assets, above and below market intangibles, liabilities assumed, and security deposits.

Notes to Consolidated Financial Statements - Continued

The following table summarizes the estimated relative fair values of the assets acquired and liabilities assumed in the property acquisitions for the year ended December 31, 2022.

	Estimated Fair Value	Weighted Average Useful Life
	(In thousands)	*(In years)*
Land and land improvements	$ 19,405	10.1
Building and building improvements	68,268	34.5
Intangibles:		
At-market lease intangibles	9,056	6.6
Above-market lease intangibles	1,977	6.3
Below-market lease intangibles	(649)	5.3
Total intangibles	10,384	
Accounts receivable and other assets acquired	800	
Accounts payable, accrued liabilities and other liabilities acquired	(2,015)	
Financing right-of-use lease asset acquired	728	
Financing lease liability acquired	(308)	
Prorated rent, interest and operating expense reimbursement amounts collected	(571)	
Total cash consideration	$ 96,691	

2021 Real Estate Acquisitions

During the year ended December 31, 2021, the Company acquired 13 real estate properties as detailed in the table below. Upon acquisition, the properties were 98.3% leased in the aggregate with lease expirations through 2036. Amounts recorded in revenues and net income for these properties were approximately $7.3 million and $3.7 million, respectively, and transaction costs totaling approximately $0.8 million were capitalized for the year ended December 31, 2021 relating to these property acquisitions.

Location	Property Type [1]	Date Acquired	Purchase Price	Cash Consideration	Real Estate	Other [2]	Square Footage
			(000's)	*(000's)*	*(000's)*	*(000's)*	*(Unaudited)*
Brenham, TX	PC	01/19/21	$ 5,029	$ 5,034	$ 5,072	$ (38)	37,354
Lexington, VA	PC	01/25/21	3,101	3,142	3,164	(22)	15,820
Toledo, OH	BSF	02/05/21	4,825	4,893	4,893	—	13,290
Hudson, OH	BSF	02/05/21	4,825	4,892	4,892	—	13,290
Oklahoma City, OK	IRF	03/01/21	21,000	21,025	21,025	—	39,637
Keller, TX	IRF	03/01/21	21,000	21,021	21,021	—	39,761
Cincinnati, OH	MOB	04/14/21	4,167	3,494	4,336	(842)	43,599
Pittsburgh, PA	MOB	06/10/21	5,347	5,420	6,556	(1,136)	34,077
Houston, TX	MOB	07/21/21	3,737	3,732	3,755	(23)	14,360
Belcamp, MD	MOB	08/31/21	5,538	5,568	5,698	(130)	23,388
Marion, OH	MOB	10/15/21	3,506	3,517	3,497	20	27,246
Columbus, OH	MOB	12/17/21	2,613	2,653	2,673	(20)	16,751
Lancaster, CA	MOB	12/17/21	3,676	3,708	3,723	(15)	10,646
			$ 88,364	$ 88,099	$ 90,305	$ (2,206)	329,219

[1] PC - Physician Clinic; BSF - Behavioral Specialty Facility; IRF - Inpatient Rehabilitation Facility; MOB - Medical Office Building

[2] Includes items including, but not limited to, other assets, liabilities assumed, and security deposits.

The following table summarizes the estimated relative fair values of the assets acquired and liabilities assumed in the property acquisitions for the year ended December 31, 2021.

	Estimated Fair Value	Weighted Average Useful Life
	(In thousands)	*(In years)*
Land and land improvements	$ 13,142	11.9
Building and building improvements	69,143	40.3
Intangibles:		
At-market lease intangibles	8,100	4.1
Above-market lease intangibles	149	4.9
Below-market lease intangibles	(172)	4.5
Total intangibles	8,077	
Accounts receivable and other assets acquired	52	
Accounts payable, accrued liabilities and other liabilities acquired	(982)	
Financing right-of-use lease asset acquired	1,898	
Financing lease liability acquired	(2,971)	
Prorated rent, interest and operating expense reimbursement amounts collected	(260)	
Total cash consideration	$ 88,099	

2021 Real Estate Disposition

During the fourth quarter of 2021, the Company disposed of a 30,000 square foot medical office building in Alabama, received net proceeds of approximately $1.3 million, and recognized a gain of approximately $0.2 million. The Company disposed of the property pursuant to the tenant's exercise of its purchase option on the property.

NOTE 5. DEBT, NET

The table below details the Company's debt, net as of December 31, 2022 and December 31, 2021.

	Balance as of December 31,		Maturity Dates
(Dollars in thousands)	**2022**	**2021**	
Credit Facility:			
Revolving Credit Facility	$ —	$ 12,000	3/26
A-2 Term Loan, net	—	49,813	n/a
A-3 Term Loan, net	74,609	74,487	3/26
A-4 Term Loan, net	124,409	124,296	3/28
A-5 Term Loan, net	149,059	—	3/30
Mortgage Note Payable	4,920	5,029	5/24
	$ 352,997	$ 265,625	

Credit Facility

On December 14, 2022, Community Healthcare Trust Incorporated, as borrower, entered into a first amendment (the "First Amendment") to the third amended and restated credit agreement (the "Credit Facility") by and among Community Healthcare Trust Incorporated, as borrower, the several banks and financial institutions party thereto as lenders, and Truist Bank, as administrative agent.

The Credit Facility allows the Company to borrow, through an accordion feature, up to $700.0 million, including the ability to add and fund incremental term loans. The First Amendment amended the Credit Facility to, among other

things, (i) establish a new seven-year and three-month term loan facility in the aggregate principal amount of $150.0 million (the "A-5 Term Loan"), which matures on March 14, 2030 and (ii) replace LIBOR as a benchmark interest rate for loans under the Credit Facility with SOFR. The proceeds from the A-5 Term Loan were used to repay the seven-year term loan facility in the aggregate principal amount of $50.0 million (the "A-2 Term Loan") which was set to mature on March 29, 2024, and to repay $85.0 million aggregate principal amount of loans outstanding under the Revolving Credit Facility, with the balance of the proceeds to be used to fund acquisitions.

The Credit Facility provides for a $150.0 million Revolving Credit Facility and $350.0 million in term loans (the "Term Loans"). The Revolving Credit Facility matures on March 19, 2026 and includes one 12-month option to extend the maturity date of the Revolving Credit Facility, subject to the satisfaction of certain conditions. The Term Loans include a seven-year term loan facility in the aggregate principal amount of $75.0 million (the "A-3 Term Loan"), which matures on March 29, 2026, a seven-year term loan facility in the aggregate principal amount of $125.0 million (the "A-4 Term Loan") which matures on March 19, 2028, and the A-5 Term Loan in the aggregate principal amount of $150.0 million. Loans under the Credit Facility are interest only with principal amounts due as of each facility's applicable maturity date.

Amounts outstanding under the Revolving Credit Facility bore annual interest at a floating rate that were based, at the Company's option, on either: (i) LIBOR plus 1.25% to 1.90% or (ii) a base rate plus 0.25% to 0.90% in each case, depending upon the Company's leverage ratio. Under the First Amendment, amounts outstanding under the Revolving Credit Facility will bear interest at a floating rate based on the Company's option, on either: (i) adjusted term SOFR or adjusted daily simple SOFR plus 1.25% to 1.90% or (ii) a base rate plus 0.25% to 0.90% in each case, depending upon the Company's leverage ratio. In addition, the Company is obligated to pay an annual fee equal to 0.20% of the amount of the unused portion of the Revolving Credit Facility if amounts borrowed are greater than 33.3% of the borrowing capacity under the Revolving Credit Facility and 0.25% of the unused portion of the Revolving Credit Facility if amounts borrowed are less than or equal to 33.3% of the borrowing capacity under the Revolving Credit Facility. The Company had no amounts outstanding under the Revolving Credit Facility with a borrowing capacity remaining of approximately $150.0 million at December 31, 2022.

Amounts outstanding under the Term Loans bore annual interest at a floating rate that is based, at the Company's option, on either: (i) LIBOR plus 1.45% to 2.30% or (ii) a base rate plus 0.45% to 1.30%, in each case, depending upon the Company's leverage ratio. Under the First Amendment, amounts outstanding under the Term Loans will bear interest at a floating rate that is based, at the Company's option, on either (i) adjusted term SOFR or adjusted daily SOFR plus 1.65% to 2.30%, plus a simple SOFR adjustment equal to 0.10% per annum, or (ii) a base rate plus 0.65% to 1.30%, in each case, depending upon the Company's leverage ratio. The Company has entered into interest rate swaps to fix the interest rates on the Term Loans and in January 2023 transitioned the interest rate swaps from LIBOR to SOFR rates. See Note 6 – Derivative Financial Instruments for more details on the interest rate swaps. At December 31, 2022, the Company had $350.0 million outstanding under the Term Loans which had a fixed weighted average interest rate under the swaps of approximately 4.27%.

The Company's ability to borrow under the Credit Facility is subject to its ongoing compliance with a number of customary affirmative and negative covenants, including limitations with respect to liens, indebtedness, distributions, mergers, consolidations, investments, restricted payments and asset sales, as well as financial maintenance covenants. The Company was in compliance with its financial covenants under its Credit Facility as of December 31, 2022.

Mortgage Note Payable

In 2018, we acquired a building and assumed a $5.4 million mortgage note payable, secured by the building. The building had a $6.5 million carrying value at December 31, 2022. The mortgage note amortizes monthly at a fixed interest rate of 4.98% with a balloon payment upon maturity on May 1, 2024. Principal repayments due on the mortgage note are approximately $0.1 million and $4.8 million for the years ending December 31, 2023 and 2024, respectively. The Company's unamortized loan costs related to the mortgage note were approximately $27,000 and $47,000 at December 31, 2022 and 2021, respectively.

Notes to Consolidated Financial Statements - Continued

NOTE 6. DERIVATIVE FINANCIAL INSTRUMENTS

Risk Management Objective of Using Derivatives

The Company may use derivative financial instruments, including interest rate swaps, caps, options, floors and other interest rate derivative contracts, to hedge all or a portion of the interest rate risk associated with its borrowings. The principal objective of such arrangements is to minimize the risks and/or costs associated with the Company's operating and financial structure as well as to hedge specific anticipated transactions. The Company does not intend to utilize derivatives for speculative or other purposes other than interest rate risk management. The use of derivative financial instruments carries certain risks, including the risk that the counterparties to these contractual arrangements are not able to perform under the agreements. To mitigate this risk, the Company only enters into derivative financial instruments with counterparties with high credit ratings and with major financial institutions with which the Company and its affiliates may also have other financial relationships. The Company does not anticipate that any of the counterparties will fail to meet their obligations.

Cash Flow Hedges of Interest Rate Risk

The Company's objectives in using interest rate derivatives are to add stability to interest expense and to manage its exposure to interest rate movements. To accomplish this objective, the Company primarily uses interest rate swaps as part of its interest rate risk management strategy. Interest rate swaps designated as cash flow hedges involve the receipt of variable-rate amounts from a counterparty in exchange for the Company making fixed-rate payments over the life of the agreements without exchange of the underlying notional amount.

As of December 31, 2022, the Company had seventeen outstanding interest rate derivatives that were designated as cash flow hedges of interest rate risk for notional amounts totaling $350.0 million, including two forward-starting interest rate swaps for notional amounts totaling $50.0 million, which will not become effective until March 29, 2024.

Tabular Disclosure of Fair Value of Derivative Instruments on the Balance Sheet

The table below presents the fair value of the Company's derivative financial instruments as well as their classification on the Consolidated Balance Sheets as of December 31, 2022 and 2021.

	Asset Derivatives Fair Value at December 31,			Liability Derivatives Fair Value at December 31,		
(in thousands)	2022	2021	Balance Sheet Classification	2022	2021	Balance Sheet Classification
Interest rate swaps	$ 22,667	$ 343	Other assets, net	$ —	$ 5,324	Other liabilities, net

The changes in the fair value of derivatives designated and that qualify as cash flow hedges are recorded in accumulated other comprehensive income (loss) ("AOCI") and are subsequently reclassified to interest expense in the period that the hedged forecasted transaction affects earnings.

Amounts reported in AOCI related to derivatives will be reclassified to interest expense as interest payments are made on the Company's Term Loans. During the next twelve months, the Company estimates that an additional $9.1 million will be reclassified from AOCI as a decrease to interest expense.

Notes to Consolidated Financial Statements - Continued

Tabular Disclosure of the Effect of Cash Flow Hedge Accounting on Accumulated Other Comprehensive Loss

The table below details the location in the financial statements of the gain or loss recognized on interest rate derivatives designated as cash flow hedges for the years ended December 31, 2022 and 2021.

	For the Year Ended December 31,	
(Dollars in thousands)	**2022**	**2021**
Amount of unrealized gain recognized in OCI on derivative	$ 27,380	$ 2,410
Amount of loss reclassified from AOCI into interest expense	$ 267	$ 4,456
Total interest expense presented in the Consolidated Statements of Income in which the effects of the cash flow hedges are recorded	$ 11,873	$ 10,542

Tabular Disclosures of Offsetting Derivatives

The tables below present a gross presentation, the effects of offsetting, and a net presentation of the Company's derivatives as of December 31, 2022 and December 31, 2021. The net amounts of derivative assets or liabilities can be reconciled to the tabular disclosure of fair value. The tabular disclosure of fair value provides the location that derivative assets and liabilities are presented on the Consolidated Balance Sheets.

Offsetting of Derivative Assets (as of December 31, 2022)

				Gross Amounts Not Offset in the Consolidated Balance Sheets		
(in thousands)	**Gross Amounts of Recognized Assets**	**Gross Amounts Offset in the Consolidated Balance Sheet**	**Net Amounts of Assets in the Consolidated Balance Sheets**	**Financial Instruments**	**Cash Collateral Received**	**Net Amount**
Derivatives	$ 22,667	$ —	$ 22,667	$ —	$ —	$ 22,667

Offsetting of Derivative Liabilities (as of December 31, 2022)

				Gross Amounts Not Offset in the Consolidated Balance Sheets		
(in thousands)	**Gross Amounts of Recognized Liabilities**	**Gross Amounts Offset in the Consolidated Balance Sheet**	**Net Amounts of Liabilities in the Consolidated Balance Sheets**	**Financial Instruments**	**Cash Collateral Received**	**Net Amount**
Derivatives	$ —	$ —	$ —	$ —	$ —	$ —

Offsetting of Derivative Assets (as of December 31, 2021)

				Gross Amounts Not Offset in the Consolidated Balance Sheets		
(in thousands)	**Gross Amounts of Recognized Assets**	**Gross Amounts Offset in the Consolidated Balance Sheet**	**Net Amounts of Assets in the Consolidated Balance Sheets**	**Financial Instruments**	**Cash Collateral Received**	**Net Amount**
Derivatives	$ 343	$ —	$ 343	$ (247)	$ —	$ 96

Offsetting of Derivative Liabilities (as of December 31, 2021)

				Gross Amounts Not Offset in the Consolidated Balance Sheets		
(in thousands)	**Gross Amounts of Recognized Liabilities**	**Gross Amounts Offset in the Consolidated Balance Sheet**	**Net Amounts of Liabilities in the Consolidated Balance Sheets**	**Financial Instruments**	**Cash Collateral Received**	**Net Amount**
Derivatives	$ (5,324)	$ —	$ (5,324)	$ 247	$ —	$ (5,077)

Notes to Consolidated Financial Statements - Continued

Credit-risk-related Contingent Features

As of December 31, 2022, the Company did not have any derivatives in a net liability position. As of December 31, 2022, the Company had not posted any collateral related to these agreements and was not in breach of any agreement provisions. If the Company terminated these interest rate swaps or breached any of these provisions, it could have been required to settle its obligations under the agreements at their aggregate termination value.

NOTE 7. STOCKHOLDERS' EQUITY

Common Stock

The following table provides a reconciliation of the beginning and ending common stock balances for the years ended December 31, 2022, 2021 and 2020:

	For the Year Ended December 31,		
(Amounts in thousands)	**2022**	**2021**	**2020**
Balance, beginning of period	24,983	23,888	21,411
Issuance of common stock	600	823	2,207
Restricted stock issued	318	273	270
Restricted stock forfeited	(4)	(1)	—
Balance, end of period	25,897	24,983	23,888

ATM Program

The Company has an at-the-market offering program ("ATM Program"), with Piper Sandler & Co., Evercore Group L.L.C., Truist Securities, Inc., Regions Securities LLC, Fifth Third Securities, Inc., Janney Montgomery Scott LLC, and Robert W. Baird & Co. Incorporated, as Sales Agents (each, an "Agent", and, collectively, the "Agents"). Under the ATM Program, the Company may issue and sell shares of its common stock, having an aggregate gross sales price of up to $500.0 million, exclusive of shares of Common Stock sold under its prior agreements with our Agents. The shares of common stock may be sold from time to time through or to one or more of the Agents, as may be determined by the Company in its sole discretion, subject to the terms and conditions of the agreement and applicable law.

The Company's activity under the ATM Program for the years ended December 31, 2022, 2021, and 2020 is detailed in the table below. As of December 31, 2022, the Company had approximately $479.0 million remaining that may be issued under the ATM Program.

	For the Year Ended December 31,		
(Shares in thousands, except per share amounts)	**2022**	**2021**	**2020**
Shares issued	600	823	2,207
Net proceeds received (in millions)	$20.5	$38.4	$98.0
Average gross sales price per share	$34.94	$47.68	$45.29

Automatic Shelf Registration Statement

On November 2, 2022, the Company filed an automatic shelf registration statement on Form S-3 with the SEC. The registration statement is for an indeterminate number of securities and is effective for three years. Under this registration statement, the Company has the capacity to offer and sell from time to time various types of securities, including common stock, preferred stock, depository shares, rights, debt securities, warrants and units.

Dividends Declared

During 2022, the Company declared and paid dividends totaling $1.765 per common share as shown in the table below.

Declaration Date	Record Date	Date Paid	Amount Per Share
February 10, 2022	February 22, 2022	March 1, 2022	$0.4375
April 28, 2022	May 13, 2022	May 27, 2022	$0.4400
July 28, 2022	August 12, 2022	August 26, 2022	$0.4425
October 27, 2022	November 10, 2022	November 25, 2022	$0.4450

During 2021, the Company declared and paid dividends totaling $1.725 per common share as shown in the table below.

Declaration Date	Record Date	Date Paid	Amount Per Share
February 11, 2021	February 25, 2021	March 5, 2021	$0.4275
April 29, 2021	May 14, 2021	May 28, 2021	$0.4300
July 29, 2021	August 13, 2021	August 27, 2021	$0.4325
October 28, 2021	November 12, 2021	November 26, 2021	$0.4350

NOTE 8. INCOME PER COMMON SHARE

The following table sets forth the computation of basic and diluted income per common share.

	Year Ended December 31,		
(Dollars and shares in thousands, except per share data)	**2022**	**2021**	**2020**
Net income	$ 22,019	$ 22,492	$ 19,077
Participating securities' share in earnings	(2,847)	(2,314)	(1,842)
Net income, less participating securities' share in earnings	$ 19,172	$ 20,178	$ 17,235
Weighted Average Common Shares Outstanding			
Weighted average common shares outstanding	25,218	24,583	22,647
Unvested restricted shares	(1,587)	(1,320)	(1,071)
Weighted average common shares outstanding–Basic	23,631	23,263	21,576
Weighted average common shares–Basic	23,631	23,263	21,576
Dilutive potential common shares	—	—	—
Weighted average common shares outstanding –Diluted	23,631	23,263	21,576
Basic Income per Common Share	$ 0.81	$ 0.87	$ 0.80
Diluted Income per Common Share	$ 0.81	$ 0.87	$ 0.80

NOTE 9. STOCK INCENTIVE PLANS

2014 Incentive Plan

The 2014 Incentive Plan authorizes the Company to award shares equal to 7% of the total number of shares of the Company's common stock outstanding on December 31 of the immediately preceding year, or 1,748,775 shares of common stock (the "Plan Pool"), for 2022, to its employees and directors. The 2014 Incentive Plan will continue until terminated by the Company's Board of Directors or March 31, 2024. As of December 31, 2022, the Company had issued a total of 1,280,548 restricted shares under the Incentive Pool for compensation-related awards to its employees and directors, with 468,227 authorized shares remaining which had not been issued. Shares issued under

the 2014 Incentive Plan are generally subject to long-term, fixed vesting periods of 3 to 8 years. If an employee or director voluntarily terminates his or her relationship with the Company or is terminated for cause before the end of the vesting period, the shares are forfeited, at no cost to the Company. Once the shares have been granted, the recipient of the shares has the right to receive dividends and the right to vote the shares.

Alignment of Interest Program

The Second Amended and Restated Alignment of Interest Program (the "Alignment of Interest Program") authorizes the Company to issue 1,000,000 shares of the Company's common stock to its employees and directors in lieu of the employee's or director's cash compensation (the "Program Pool"), at their election. As of December 31, 2022, the Company had issued a total of 526,574 restricted shares under the Program Pool in lieu of cash compensation to its employees and directors, with 473,426 authorized shares remaining which had not been issued.

The Company's Alignment of Interest Program is designed to provide the Company's employees and directors with an incentive to remain with the Company and to incentivize long-term growth and profitability. Under the Alignment of Interest Program, employees may elect to defer up to 100% of their base salary and other compensation and directors may elect to defer up to 100% of their director fees, subject to the 2014 Incentive Plan's long-term, fixed vesting periods. The number of shares granted will be increased through a Company match depending on the length of the vesting period selected by the employee or director. Employees may select vesting periods of 3 years, 5 years, or 8 years, with a 30%, 50%, and 100% Company match, respectively. Directors may select vesting periods of 1 year, 2 years, or 3 years, with a 20%, 40%, or 60% Company match, respectively.

Officer Incentive Programs

The Company has a Second Amended and Restated Executive Officer Incentive Program and an Amended and Restated Non-Executive Officer Incentive Program (the "Officer Incentive Programs") under the Incentive Plan which are designed to provide incentives to the Company's officers that are designed to reward its officers for individual, as well as Company performance in the form of cash or restricted stock. Company performance will be based on performance targets, which may include targets such as funds from operations ("FFO"), dividend payout percentages, as well as the Company's relative total stockholder return performance over three-year and five-year periods, measured against the Company's peer group, as determined by the Company's Board of Directors each year. The officers may elect, in the year prior to an award, to receive awards under the Officer Incentive Programs in cash or restricted stock, as allowed within the applicable Officer Incentive Programs, as well as a vesting period as discussed under the Alignment of Interest Program above. Shares of common stock issued under the Officer Incentive Programs are issued under either the Plan Pool or Program Pool.

Form 10-K

Notes to Consolidated Financial Statements - Continued

Summary

A summary of the activity under the Incentive Plan and related information for the years ended December 31, 2022, 2021, and 2020 is included in the table below.

	Year Ended December 31,		
(dollars in thousands, except per share amounts)	**2022**	**2021**	**2020**
Stock-based awards, beginning of year	1,416	1,164	910
Stock in lieu of compensation	116	96	92
Stock awards	202	177	178
Total Granted	318	273	270
Vested	(22)	(20)	(16)
Forfeited	(4)	(1)	—
Stock-based awards, end of year	1,708	1,416	1,164
Weighted average grant date fair value, per share, of:			
Stock-based awards, beginning of year	$ 33.89	$ 31.04	$ 26.75
Stock-based awards granted during the year	$ 41.45	$ 48.48	$ 45.83
Stock-based awards vested during the year	$ 23.54	$ 26.52	$ 25.13
Stock-based awards forfeited during the year	$ 41.87	$ 49.81	$ —
Stock-based awards, end of year	$ 37.43	$ 33.89	$ 31.04
Grant date fair value of shares granted during the year	$ 13,232	$ 13,251	$ 12,398

The Company had nonvested stock-based compensation that had not yet been recognized of approximately $33.7 million and $30.2 million, respectively, at December 31, 2022 and 2021. The vesting periods for the non-vested shares granted during 2022 ranged from 3 to 8 years with a weighted-average amortization period remaining as of December 31, 2022 of approximately 7.0 years. Compensation expense recognized during the years ended December 31, 2022, 2021, and 2020 from the amortization of the value of shares over the vesting period was approximately $9.4 million, $7.2 million and $4.8 million, respectively, which are included in general and administrative expenses on the consolidated statements of income.

401(k) Plan

The Company maintains a 401(k) plan that allows eligible employees to defer salary, subject to certain limitations imposed by the Internal Revenue Code. The Company provides a matching contribution of up to 3.5% of each eligible employee's salary, subject to certain limitations. The Company's matching contributions were approximately $0.1 million for each of the years ended December 31, 2022, 2021 and 2020.

NOTE 10. OTHER ASSETS, NET

Other assets on the Company's Consolidated Balance Sheets as of December 31, 2022 and 2021 are detailed in the table below.

		December 31,	
(Dollars in thousands)		**2022**	**2021**
Notes receivable	$	32,705 $	26,000
Accounts and interest receivables		2,679	2,116
Straight-line rent receivables		15,429	11,968
Prepaid assets		980	701
Deferred financing costs, net		683	896
Leasing commissions, net		1,848	1,239
Deferred tax assets, net		306	348
Fair value of interest rate swaps		22,667	343
Above-market lease intangible assets, net		2,399	611
Sales-type lease receivable		3,035	3,031
Financing right-of-use asset		2,545	1,870
Operating lease right-of-use assets		759	788
Other		496	426
	$	86,531 $	50,337

The Company's notes receivable include the following notes receivable. Interest on these notes is included in Other operating interest on the Company's Consolidated Statements of Income.

• At December 31, 2022, notes receivable included a term loan with an original balance of $15.0 million, secured by all assets and ownership interests in seven long-term acute care hospitals and one inpatient rehabilitation hospital owned by the borrower. The term loan, which had a carrying value of $9.0 million at December 31, 2022, is being repaid in equal monthly installments of $250,000 through the maturity date of December 31, 2025 and bears interest at 9% per annum.

• At December 31, 2022, notes receivable also included a $17.0 million term loan and a $5.0 million revolving credit facility, secured by assets and ownership interests of six geriatric behavioral hospitals and affiliated companies all of which are co-borrowers on the loans. The term loan bears interest at 9% per annum, with interest only payments due for the first year and then equal monthly installments of principal payments due beginning March 31, 2024. The term loan facility matures on December 31, 2032. The revolving credit facility bears interest at 9% per annum and matures on December 31, 2025. In addition, the Company has committed to fund, at the Company's discretion, additional amounts, up to $5.0 million with interest at 9% per annum on any amount funded, that may be used by the borrower to pay existing liabilities of co-borrowers. The term loan, the revolving credit facility and the additional commitment all include 3% non-cash interest that is due and payable upon the earlier of the repayment or maturity of each note.

• At December 31, 2022, notes receivable also included a revolving credit facility with a tenant with a maximum commitment of $2.5 million. The amount drawn on the note was $1.7 million at December 31, 2022. The revolving credit facility bears interest at 9% per annum and matures on April 1, 2027. The revolving credit facility includes 3% non-cash interest that is due and payable upon the earlier of the repayment or maturity of the note.

The Company identified the borrowers of these notes as variable interest entities ("VIEs"), but management determined that the Company was not the primary beneficiary of the VIEs because we lack either directly or through related parties any material impact in the activities that impact the borrowers' economic performance. We are not

Form 10-K

obligated to provide support beyond our stated commitment to the borrowers, and accordingly our maximum exposure to loss as a result of this relationship is limited to the amount of our outstanding notes receivable. The VIEs that we have identified at December 31, 2022 are summarized in the table below.

Classification	Carrying Amount (in thousands)	Maximum Exposure to Loss (in thousands)
Note receivable (term loan)	$9,000	$9,000
Note receivable (term loan)	$17,000	$17,000
Note receivable (revolving credit facility)	$5,000	$5,000
Note receivable (revolving credit facility)	$1,705	$1,705

NOTE 11. OTHER LIABILITIES, NET

Other liabilities on the Company's Consolidated Balance Sheets as of December 31, 2022 and 2021 are detailed in the table below.

(Dollars in thousands)	December 31, 2022	December 31, 2021
Prepaid rent	$ 3,853	$ 3,791
Security deposits	5,766	4,640
Below-market lease intangibles, net	1,075	616
Fair value of interest rate swaps	—	5,324
Financing lease liability	3,279	2,973
Operating lease liability	786	795
Other	478	512
	$ 15,237	$ 18,651

NOTE 12. INTANGIBLE ASSETS AND LIABILITIES

The Company has deferred financing costs and various real estate acquisition lease intangibles included in its Consolidated Balance Sheets as of December 31, 2022 and 2021 as detailed in the table below. The Company did not have any indefinite lived intangible assets or liabilities as of December 31, 2022 and 2021.

(Dollars in thousands)	Gross Balance at December 31, 2022	Gross Balance at December 31, 2021	Accumulated Amortization at December 31, 2022	Accumulated Amortization at December 31, 2021	Weighted Average Remaining Life (Years)	Balance Sheet Classification
Deferred financing costs-Revolving Credit Facility	$ 3,042	$ 3,042	$ 2,359	$ 2,146	3.3	Other assets, net
Deferred financing costs-Term Loans	2,551	2,377	627	972	5.9	Debt, net
Deferred financing costs-Mortgage Note Payable	108	108	81	61	1.3	Debt, net
Above-market lease intangibles	2,938	960	539	349	5.8	Other assets, net
Below-market lease intangibles	(2,779)	(2,129)	(1,703)	(1,513)	5.5	Other liabilities, net
At-market lease intangibles	93,618	84,562	66,320	57,841	4.5	Real estate properties
Total intangibles	$99,478	$88,920	$68,223	$59,856	4.8	

For the years ended December 31, 2022, 2021 and 2020, the Company recognized approximately $9.0 million, $9.4 million, and $8.1 million, respectively, of net intangible amortization expense.

Expected future amortization, net, for the next five years of the Company's intangible assets and liabilities, in place as of December 31, 2022 are included in the table below.

(in thousands)	Amortization, net
2023	$ 9,030
2024	$ 7,547
2025	$ 5,394
2026	$ 3,191
2027	$ 1,899

NOTE 13. COMMITMENTS AND CONTINGENCIES

Tenant Improvements

The Company may provide tenant improvement allowances in new or renewal leases for the purpose of refurbishing or renovating tenant space. The Company may also assume tenant improvement obligations included in leases acquired in its real estate acquisitions. As of December 31, 2022 and 2021, the Company had approximately $12.0 million and $10.4 million, respectively, in commitments for tenant improvements. Five of these projects totaling $2.9 million, represent redevelopment projects of the buildings into different healthcare uses backed by long term leases.

Capital Improvements

The Company has entered into contracts with various vendors for various capital improvement projects related to its portfolio. As of December 31, 2022 and 2021, the Company had commitments of approximately $4.2 million and $0.9 million, respectively, in commitments for capital improvement projects.

Legal Proceedings

The Company is not aware of any pending or threatened litigation that, if resolved against the Company, would have a material adverse effect on the Company's Consolidated Financial Statements.

NOTE 14. FAIR VALUE OF FINANCIAL INSTRUMENTS

The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practical to estimate the fair value.

Cash and cash equivalents and restricted cash - The carrying amount approximates the fair value.

Notes receivable - The fair value is estimated using cash flow analyses which are based on an assumed market rate of interest and are classified as Level 2 in the hierarchy.

Borrowings under our Credit Facility - The carrying amount approximates the fair value because the borrowings are based on variable market interest rates. The fair value estimates were determined using Level 2 inputs.

Derivative financial instruments (Interest Rate Swaps) - The fair value is estimated using discounted cash flow techniques. These techniques incorporate primarily Level 2 inputs. The market inputs are utilized in the discounted cash flow calculation considering the instrument's term, notional amount, discount rate and credit risk. Significant inputs to the derivative valuation model for interest rate swaps are observable in active markets and are classified as Level 2 in the hierarchy.

Mortgage note payable - The fair value is estimated using cash flow analyses which are based on an assumed market rate of interest or at a rate consistent with the rates on mortgage notes assumed by the Company and are classified as Level 2 in the hierarchy.

Notes to Consolidated Financial Statements - Continued

The table below details the fair values and carrying values for our mortgage note and notes receivable and interest rate swaps at December 31, 2022 and 2021 using Level 2 inputs.

| | December 31, 2022 | | December 31, 2021 | |
(Dollars in thousands)	Carrying Value	Fair Value	Carrying Value	Fair Value
Notes receivable	$ 32,705	$ 32,716	$ 26,000	$ 25,869
Interest rate swap asset	$ 22,667	$ 22,667	$ 343	$ 343
Interest rate swap liability	$ —	$ —	$ 5,324	$ 5,324
Mortgage note payable	$ 4,947	$ 4,761	$ 5,076	$ 5,129

NOTE 15. OTHER DATA

Taxable Income

The Company has elected to be taxed as a REIT, as defined under the Code. To qualify as a REIT, the Company must meet a number of organizational and operational requirements, including a requirement that it currently distribute at least 90% of its taxable income to its stockholders. The Company has also elected that two of its subsidiaries be treated as a TRS, which are subject to federal and state income taxes. All entities other than the TRS subsidiaries are collectively referred to as "the REIT" within this Note 15 – Other Data.

The REIT generally will not be subject to federal income tax on taxable income it distributes currently to its stockholders. Accordingly, no provision for federal income taxes for the REIT has been made in the accompanying Consolidated Financial Statements; however, the Company may record income tax expense or benefit for its TRSs to the extent applicable. If the REIT fails to qualify as a REIT for any taxable year, then it will be subject to federal income taxes at regular corporate rates, including any applicable alternative minimum tax, and may not be able to qualify as a REIT for four subsequent taxable years. Even if the REIT continues to qualify as a REIT, it may be subject to certain state and local taxes on its income and property and to federal income and excise tax on its undistributed taxable income.

Income tax expense and state income tax payments, net of refunds, are as follows for the years ended December 31, 2022, 2021, and 2020.

| | Year Ended December 31, | | |
(Dollars in thousands)	2022	2021	2020
Current	$ 97	$ 129	$ 99
Deferred	41	167	80
Total income tax expense	$ 138	$ 296	$ 179
Income tax payments, net of refunds	$ 120	$ 109	$ 78

Income tax expense primarily relates to permanent differences between federal, state and local taxable income resulting from certain state and local jurisdictions wholly or partially disallowing the deduction for dividends paid allowed at the federal level and temporary differences resulting from the bases of assets and liabilities of the Company's TRSs for financial reporting purposes and the bases of those assets and liabilities for income tax purposes.

Notes to Consolidated Financial Statements - Continued

The tax effect of temporary differences included in the net deferred tax assets at December 31, 2022 and 2021 are as follows:

	December 31,	
(Dollars in thousands)	2022	2021
Deferred tax assets (liabilities):		
Net operating losses	$ 1,349	$ 1,311
Deferred stock-based compensation	7,008	4,749
Valuation allowance	(1,406)	(1,338)
Other, net	(6,645)	(4,374)
Total net deferred tax assets	$ 306	$ 348

We believe that it is more likely than not that the benefit from the net operating losses and certain other deductible temporary differences will not be fully realized. In recognition of this assessment, we have provided a valuation allowance of $1.4 million and $1.3 million, respectively, on the deferred tax assets related to these deductions at December 31, 2022 and 2021. If our assumptions change and we determine that it is more likely than not that we will be able to realize these deductions, the tax benefits related to any reversal of the valuation allowance on deferred tax assets as of December 31, 2022, will be accounted for as a reduction of income tax expense.

On a tax-basis, the Company's gross real estate assets totaled approximately $936.4 million and $830.5 million, respectively, as of December 31, 2022 and 2021 (both unaudited).

The following table reconciles the Company's net income to taxable income for the years ended December 31, 2022, 2021 and 2020.

	Year Ended December 31,		
(Dollars in thousands)	2022	2021	2020
Net income	$ 22,019	$ 22,492	$ 19,077
Reconciling items to taxable income:			
Depreciation and amortization	11,493	11,121	9,191
Gain on sale of real estate	—	36	1
Impairment	—	—	(5,000)
Straight-line rent	(3,265)	(3,522)	(3,415)
Receivable allowance	—	(25)	(257)
Stock-based compensation	5,681	3,872	2,280
Deferred rent	61	1,196	565
Deferred income taxes	41	166	80
Other	(17)	(68)	(81)
	13,994	12,776	3,364
Taxable income (1)	$ 36,013	$ 35,268	$ 22,441
Dividends paid (2)	$ 41,642	$ 40,092	$ 36,192

(1) Before REIT dividends paid deduction.

(2) Net of dividends paid on restricted stock included as a reconciling item.

Characterization of Distributions (unaudited)

Earnings and profits (as defined under the Code), the current and accumulated amounts of which determine the taxability of distributions to stockholders, vary from net income attributable to common stockholders and taxable income because of different depreciation recovery periods, depreciation methods, and other items. Distributions in excess of earnings and profits generally constitute a return of capital. The following table shows the characterization of the distributions on the Company's common stock for the years ended December 31, 2022, 2021 and 2020. No

preferred shares have been issued by the Company and no dividends have been paid to date relating to preferred shares.

	2022		2021		2020	
	Per Share	%	Per Share	%	Per Share	%
Common stock:						
Ordinary income	$ 1.575094	89.2 %	$ 1.537982	89.2 %	$ 1.297410	77.0 %
Return of capital	$ 0.189906	10.8 %	$ 0.175047	10.1 %	$ 0.387590	23.0 %
Capital gain	$ —	— %	$ 0.011971	0.7 %	$ —	— %
Common stock distributions	$ 1.765000	100.0 %	$ 1.725000	100.0 %	$ 1.685000	100.0 %

NOTE 16. SUBSEQUENT EVENTS

Dividend Declared

On February 9, 2023, the Company's Board of Directors declared a quarterly common stock dividend in the amount of $0.4475 per share. The dividend is payable on March 1, 2023 to stockholders of record on February 21, 2023.

Restricted Stock Issuances

On January 16, 2023, pursuant to the 2014 Incentive Plan and the Alignment of Interest Program, the Company granted 122,782 shares of restricted common stock to its employees, in lieu of salary, that will cliff vest between 3 and 8 years. Of the shares granted, 61,414 shares of restricted stock were granted in lieu of compensation from the Program Pool and 61,368 shares of restricted stock were awards granted from the Plan Pool. Also, on January 16, 2023, pursuant to the 2014 Incentive Plan and the Non-Executive Officer Incentive Program, the Company granted 5,689 shares of restricted stock to certain employees that will cliff vest in 5 years.

Subsequent Acquisitions

Subsequent to December 31, 2022, the Company acquired three real estate properties totaling approximately 99,000 square feet for an aggregate purchase price of approximately $12.5 million. Upon acquisition, the properties were 100.0% leased with lease expirations through 2029.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

The Company maintains disclosure controls and procedures designed to ensure that information required to be disclosed in the Company's reports under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms. These disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that the information required to be disclosed is accumulated and communicated to management, including the principal executive officer and principal financial officer, to allow for timely decisions regarding required disclosure.

The Company's management, with the participation of the Company's Interim Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the Company's disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of the end of the period covered by this Annual Report on Form 10-K. Based on such evaluation, the Company's Interim Chief Executive Officer and Chief Financial Officer has concluded that, as of the end of such period, the Company's disclosure controls and procedures are effective.

Limitations on the Effectiveness of Controls and Procedures

In designing and evaluating the disclosure controls and procedures, management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives. In addition, the design of disclosure controls and procedures must reflect the fact that there are resource constraints and that management is required to apply judgment in evaluating the benefits of possible controls and procedures relative to their costs.

Changes in Internal Control over Financial Reporting

There have been no changes in our system of internal control over financial reporting (as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) during the quarter ended December 31, 2022 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Management's Annual Report on Internal Control Over Financial Reporting

The management of Community Healthcare Trust Incorporated is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. The Company's internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America. The Company's internal control over financial reporting includes those policies and procedures that: (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States of America, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become

inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2022 using the principles and other criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework (2013). Based on that assessment, management concluded that the Company's internal control over financial reporting was effective as of December 31, 2022. The Company's independent registered public accounting firm, BDO USA, LLP, has also issued an attestation report on the effectiveness of the Company's internal control over financial reporting included herein.


Report of

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


Stockholders and Board of Directors
Community Healthcare Trust Incorporated
Franklin, Tennessee

Opinion on Internal Control over Financial Reporting

We have audited Community Healthcare Trust Incorporated's (the "Company's") internal control over financial reporting as of December 31, 2022, based on criteria established in *Internal Control - Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission (the "COSO criteria"). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) ("PCAOB"), the consolidated balance sheets of the Company as of December 31, 2022 and 2021, the related consolidated statements of income, comprehensive income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2022, and the related notes and financial statement schedules and our report dated February 14, 2023 expressed an unqualified opinion thereon.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Item 9A, Management's Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of internal control over financial reporting in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ BDO USA, LLP

Nashville, Tennessee
February 14, 2023

ITEM 9B. OTHER INFORMATION

None.

ITEM 9C. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not Applicable.

ITEM 10.   DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

The information required by this item will be contained in the Company's Definitive Proxy Statement for its 2023 Annual Stockholders Meeting, to be filed with the SEC within 120 days after December 31, 2022, and is incorporated herein by reference.

ITEM 11.   EXECUTIVE COMPENSATION

The information required by this item will be contained in the Company's Definitive Proxy Statement for its 2023 Annual Stockholders Meeting, to be filed with the SEC within 120 days after December 31, 2022, and is incorporated herein by reference.

ITEM 12.   SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The information required by this item will be contained in the Company's Definitive Proxy Statement for its 2023 Annual Stockholders Meeting, to be filed with the SEC within 120 days after December 31, 2022, and is incorporated herein by reference.

ITEM 13.   CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

The information required by this items will be contained in the Company's Definitive Proxy Statement for its 2023 Annual Stockholders Meeting, to be filed with the SEC within 120 days after December 31, 2022, and is incorporated herein by reference.

ITEM 14.   PRINCIPAL ACCOUNTANT FEES AND SERVICES

The information required by this items will be contained in the Company's Definitive Proxy Statement for its 2023 Annual Stockholders Meeting, to be filed with the SEC within 120 days after December 31, 2022, and is incorporated herein by reference.

ITEM 15. EXHIBIT AND FINANCIAL STATEMENT SCHEDULES

The following documents of Community Healthcare Trust Incorporated are included in this Annual Report on Form 10-K.

(a) Financial Statements:	
Report of Independent Registered Public Accounting Firm (BDO USA, LLP, Nashville, TN, PCAOB ID#243)	
Consolidated Balance Sheets at December 31, 2022 and 2021	
Consolidated Statements of Income for the years ended December 31, 2022, 2021 and 2020	
Consolidated Statements of Comprehensive Income for the years ended December 31, 2022, 2021 and 2020	
Consolidated Statements of Stockholders' Equity for the years ended December 31, 2022, 2021 and 2020	
Consolidated Statements of Cash Flows for the years ended December 31, 2022, 2021 and 2020	
Notes to the Consolidated Financial Statements	
(b) Financial Statement Schedules:	
Schedule II - Valuation and Qualifying Accounts for the years ended December 31, 2022, 2021 and 2020	110
Schedule III - Real Estate and Accumulated Depreciation as of December 31, 2022	111

All other schedules are omitted because they are either not applicable, not required or because the information is included in the Consolidated Financial Statements or notes included in this Annual Report on Form 10-K.

c) Exhibits

Exhibit Number	Description
1.1	Underwriting Agreement, dated as of July 20, 2017, among the Company, Community Healthcare OP, LP, Sandler O'Neill & Partners, L.P., Evercore Group L.L.C., SunTrust Robinson Humphrey, Inc. and each of the Underwriters party thereto (1)
3.1	Corporate Charter of Community Healthcare Trust Incorporated, as amended (2)
3.2	Amended and Restated Corporate Bylaws of Community Healthcare Trust Incorporated (3)
4.1	Description of Common Stock of Community Healthcare Trust Incorporated (4)
4.2	Form of Certificate of Common Stock of Community Healthcare Trust Incorporated (5)
10.1	Agreement of Limited Partnership of Community Healthcare OP, LP (6)
10.2	Form of Indemnification Agreement (7)
10.3 †	Community Healthcare Trust Incorporated 2014 Incentive Plan, as amended (8)
10.4 †	Second Amended and Restated Community Healthcare Trust Incorporated Alignment of Interest Program (9)
10.5 †	Second Amended and Restated Community Healthcare Trust Incorporated Executive Officer Incentive Program (10)
10.6 †	Community Healthcare Trust Incorporated Amended and Restated Non-Executive Officer Incentive Program (11)
10.7 †	Employment Agreement between Community Healthcare Trust Incorporated and Timothy G. Wallace (12)
10.8 †	First Amendment to Employment Agreement between Community Healthcare Trust Incorporated and Timothy G. Wallace (13)
10.9 †	Second Amendment to Employment Agreement between Community Healthcare Trust Incorporated and Timothy G. Wallace (14)
10.10 †	Third Amendment to Employment Agreement between Community Healthcare Trust Incorporated and Timothy G. Wallace (15)
10.11 †	Fourth Amendment to Employment Agreement between Community Healthcare Trust Incorporated and Timothy G. Wallace (16)

Form 10-K

Exhibit Number	Description
10.12 †	Fifth Amendment to Employment Agreement between Community Healthcare Trust Incorporated and Timothy G. Wallace (17)
10.13 †	Sixth Amendment to Employment Agreement between Community Healthcare Trust Incorporated and Timothy G. Wallace (18)
10.14 †	Seventh Amendment to Employment Agreement between Community Healthcare Trust Incorporated and Timothy G. Wallace (19)
10.15 †	Amended and Restated Employment Agreement, dated May 1, 2019, between Community Healthcare Trust Incorporated and Leigh Ann Stach (20)
10.16 †	First Amendment to Amended and Restated Employment Agreement between Community Healthcare Trust Incorporated and Leigh Ann Stach (21)
10.17 †	Second Amendment to Amended and Restated Employment Agreement between Community Healthcare Trust Incorporated and Leigh Ann Stach (22)
10.18 †	Third Amendment to Amended and Restated Employment Agreement between Community Healthcare Trust Incorporated and Leigh Ann Stach (23)
10.19 †	Fourth Amendment to Amended and Restated Employment Agreement between Community Healthcare Trust Incorporated and Leigh Ann Stach (24)
10.20 †	Employment Agreement, dated March 11, 2019, between Community Healthcare Trust Incorporated and David H. Dupuy (25)
10.21 †	First Amendment to Employment Agreement between Community Healthcare Trust Incorporated and David H. Dupuy (26)
10.22 †	Second Amendment to Employment Agreement between Community Healthcare Trust Incorporated and David H. Dupuy (27)
10.23 †	Third Amendment to Amended and Restated Employment Agreement between Community Healthcare Trust Incorporated and David H. Dupuy (28)
10.24 †	Fourth Amendment to Amended and Restated Employment Agreement between Community Healthcare Trust Incorporated and David H. Dupuy (29)
10.25 †	Employment Agreement between Community Healthcare Trust Incorporated and Timothy L. Meyer (30)
10.26 †	First Amendment to Employment Agreement between Community Healthcare Trust Incorporated and Timothy L. Meyer (31)
10.27 †	Second Amendment to Employment Agreement between Community Healthcare Trust Incorporated and Timothy L. Meyer (32)
10.28 †	Form of Restricted Stock Agreement (33)
10.29 †	Form of Officer Compensation Reduction Election Form (34)
10.30 †	Form of Director Compensation Reduction Election Form (35)
10.31	Third Amended and Restated Credit Agreement, dated as of March 19, 2021, by and among Community Healthcare Trust Incorporated, as borrower, the several banks and financial institutions party thereto as lenders, and Truist Bank, as administrative agent (36)
10.32	First Amendment, dated as of December 14, 2022, to Third Amended and Restated Credit Agreement, dated as of March 19, 2021, by and among Community Healthcare Trust Incorporated, as borrower, the several banks and financial institutions party thereto as lenders, and Truist Bank, as administrative agent (37)
10.33	Second Amended and Restated Sales Agency Agreement, dated November 2, 2022, by and among Community Healthcare Trust Incorporated and Piper Sandler & Co., Evercore Group L.L.C., Truist Securities, Inc., Regions Securities LLC, Robert W. Baird & Co. Incorporated, Fifth Third Securities, Inc., and Janney Montgomery Scott LLC, as sales agents (38)
21 *	Subsidiaries of the Registrant
23 *	Consent of BDO USA, LLP, independent registered public accounting firm
31.1 *	Certification of the Chief Interim Executive Officer and Chief Financial Officer of Community Healthcare Trust Incorporated pursuant to Rule 13a-14 of the Securities Exchange Act of 1934, as amended, as adopted pursuant to Rule 302 of the Sarbanes-Oxley Act of 2002
32.1 **	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
101.INS *	Inline XBRL Instance Document
101.SCH *	Inline XBRL Taxonomy Extension Schema Document
101.CAL *	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.LAB *	Inline XBRL Taxonomy Extension Labels Linkbase Document
101.DEF *	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.PRE *   Inline XBRL Taxonomy Extension Presentation Linkbase Document

104*   Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

---

(1)   Filed as Exhibit 1.1 to the Form 8-K of the Company filed with the Securities and Exchange Commission on July 26, 2017 (File No. 001-37401) and incorporated herein by reference.

(2)   Filed as Exhibit 3.1 to Amendment No. 2 to the Registration Statement on Form S-11 of the Company filed with the Securities and Exchange Commission on May 6, 2015 (Registration No. 333-203210) and incorporated herein by reference.

(3)   Filed as Exhibit 3.2 to the Quarterly Report on Form 10-Q of the Company filed with the Securities and Exchange Commission on November 3, 2020 (Registration No. 333-203210) and incorporated herein by reference.

(4)   Included under the heading "Description of Capital Stock" in the prospectus forming part of the Company's Registration Statement on Form S-11 of the Company, initially filed with the Securities and Exchange Commission on April 2, 2015 (Registration No. 333-203210) and incorporated herein by reference.

(5)   Filed as Exhibit 4.1 to the Registration Statement on Form S-11 of the Company filed with the Securities and Exchange Commission on April 2, 2015 (Registration No. 333-203210) and incorporated herein by reference.

(6)   Filed as Exhibit 10.1 to Amendment No. 1 to the Registration Statement on Form S-11 of the Company filed with the Securities and Exchange Commission on April 28, 2015 (Registration No. 333-203210) and incorporated herein by reference.

(7)   Filed as Exhibit 10.2 to the Registration Statement on Form S-11 of the Company filed with the Securities and Exchange Commission on April 2, 2015 (Registration No. 333-203210) and incorporated herein by reference.

(8)   The 2014 Incentive Plan filed as Exhibit 10.3 to the Registration Statement on Form S-11 of the Company filed with the Securities and Exchange Commission on April 2, 2015 (Registration No. 333-203210), and, as to Amendment No. 1 to the 2014 Incentive Plan, as Exhibit 10.12 to Amendment No. 2 to the Registration Statement on Form S-11 of the Company filed with the Securities and Exchange Commission on May 6, 2015 (Registration No. 333-203210), and, as to Amendment No. 2 to the 2014 Incentive Plan, as Exhibit 10.1 to the Form 8-K of the Company filed with the Securities and Exchange Commission on July 17, 2017, and, as to the Amendment No. 3 to the 2014 Incentive Plan, as Exhibit 10.2 to the Form 8-K of the Company filed with the Securities and Exchange Commission on July 17, 2017, each of which is incorporated herein by reference.

(9)   Filed as Exhibit 10.1 to the Form 8-K of the Company filed with the Securities and Exchange Commission on May 5, 2022 (File No. 001-37401) and incorporated herein by reference.

(10)   Filed as Exhibit 10.1 to the Form 8-K of the Company filed with the Securities and Exchange Commission on February 16, 2021 (File No. 001-37401) and incorporated herein by reference.

(11)   Filed as Exhibit 10.6 to the Annual Report on Form 10-K of the Company filed with the Securities and Exchange Commission on February 25, 2020 and incorporated herein by reference.

(12)   Filed as Exhibit 10.6 to the Registration Statement on Form S-11 of the Company filed with the Securities and Exchange Commission on April 2, 2015 (Registration No. 333-203210) and incorporated herein by reference.

(13)   Filed as Exhibit 10.1 to the Form 8-K of the Company filed with the Securities and Exchange Commission on January 18, 2017 (File No. 001-37401) and incorporated herein by reference.

(14)   Filed as Exhibit 10.1 to the Form 8-K of the Company filed with the Securities and Exchange Commission on January 2, 2018 (File No. 001-37401) and incorporated herein by reference.

(15)   Filed as Exhibit 10.1 to the Form 8-K of the Company filed with the Securities and Exchange Commission on January 3, 2019 (File No. 001-37401) and incorporated herein by reference.

(16)   Filed as Exhibit 10.1 to the Form 8-K of the Company filed with the Securities and Exchange Commission on January 3, 2020 (File No. 001-37401) and incorporated herein by reference.

(17)   Filed as Exhibit 10.1 to the Form 8-K of the Company filed with the Securities and Exchange Commission on January 4, 2021 (File No. 001-37401) and incorporated herein by reference.

(18)   Filed as Exhibit 10.1 to the Form 8-K of the Company filed with the Securities and Exchange Commission on January 4, 2022 (File No. 001-37401) and incorporated herein by reference.

(19)   Filed as Exhibit 10.1 to the Form 8-K of the Company filed with the Securities and Exchange Commission on January 4, 2023 (File No. 001-37401) and incorporated herein by reference.

(20)   Filed as Exhibit 10.1 to the Form 8-K of the Company filed with the Securities and Exchange Commission on May 3, 2019 (File No. 001-37401) and incorporated herein by reference.

(21)   Filed as Exhibit 10.4 to the Form 8-K of the Company filed with the Securities and Exchange Commission on January 3, 2020 (File No. 001-37401) and incorporated herein by reference.

(22)   Filed as Exhibit 10.3 to the Form 8-K of the Company filed with the Securities and Exchange Commission on January 4, 2021 (File No. 001-37401) and incorporated herein by reference.

(23)   Filed as Exhibit 10.3 to the Form 8-K of the Company filed with the Securities and Exchange Commission on January 4, 2022 (File No. 001-37401) and incorporated herein by reference.

(24)   Filed as Exhibit 10.3 to the Form 8-K of the Company filed with the Securities and Exchange Commission on January 4, 2023 (File No. 001-37401) and incorporated herein by reference.

(25) Filed as Exhibit 10.1 to the Form 8-K of the Company filed with the Securities and Exchange Commission on March 11, 2019 (File No. 001-37401) and incorporated herein by reference.

(26) Filed as Exhibit 10.2 to the Form 8-K of the Company filed with the Securities and Exchange Commission on January 3, 2020 (File No. 001-37401) and incorporated herein by reference.

(27) Filed as Exhibit 10.2 to the Form 8-K of the Company filed with the Securities and Exchange Commission on January 4, 2021 (File No. 001-37401) and incorporated herein by reference.

(28) Filed as Exhibit 10.2 to the Form 8-K of the Company filed with the Securities and Exchange Commission on January 4, 2022 (File No. 001-37401) and incorporated herein by reference.

(29) Filed as Exhibit 10.2 to the Form 8-K of the Company filed with the Securities and Exchange Commission on January 4, 2023 (File No. 001-37401) and incorporated herein by reference.

(30) Filed as Exhibit 10.1 to the Quarter Report on Form 10-Q of the Company filed with the Securities and Exchange Commission on November 2, 2021 (File No. 001-37401) and incorporated herein by reference.

(31) Filed as Exhibit 10.4 to the Form 8-K of the Company filed with the Securities and Exchange Commission on January 4, 2022 (File No. 001-37401) and incorporated herein by reference.

(32) Filed as Exhibit 10.4 to the Form 8-K of the Company filed with the Securities and Exchange Commission on January 4, 2023 (File No. 001-37401) and incorporated herein by reference.

(33) Filed as Exhibit 10.9 to Amendment No. 1 to the Registration Statement on Form S-11 of the Company filed with the Securities and Exchange Commission on April 28, 2015 (Registration No. 333-203210) and incorporated herein by reference.

(34) Filed as Exhibit 10.10 to Amendment No. 1 to the Registration Statement on Form S-11 of the Company filed with the Securities and Exchange Commission on April 28, 2015 (Registration No. 333-203210) and incorporated herein by reference.

(35) Filed as Exhibit 10.11 to Amendment No. 1 to the Registration Statement on Form S-11 of the Company filed with the Securities and Exchange Commission on April 28, 2015 (Registration No. 333-203210) and incorporated herein by reference.

(36) Filed as Exhibit 10.1 to the Form 8-K of the Company filed with the Securities and Exchange Commission on March 19, 2021 (File No. 001-37401) and incorporated herein by reference.

(37) Filed as Exhibit 10.1 to the Form 8-K of the Company filed with the Securities and Exchange Commission on December 15, 2022 (File No. 001-37401) and incorporated herein by reference.

(38) Filed as Exhibit 10.1 to the Form 8-K of the Company filed with the Securities and Exchange Commission on November 2, 2022 (File No. 001-37401) and incorporated herein by reference.

_____

*   Filed herewith.

**   Furnished herewith.

†   Denotes executive compensation plan or arrangement.

ITEM 16. FORM 10-K SUMMARY

None.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Company has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 14, 2023

COMMUNITY HEALTHCARE TRUST INCORPORATED

By: /s/ David H. Dupuy
David H. Dupuy
Interim Chief Executive Officer and Chief Financial Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this Report has been signed by the following persons on behalf of the Company and in the capacities and on the date indicated.

Signature	Title	Date
/s/ David H. Dupuy David H. Dupuy	Interim Chief Executive Officer and Chief Financial Officer (Principal Executive Officer and Principal Financial Officer)	February 14, 2023
/s/ Leigh Ann Stach Leigh Ann Stach	Executive Vice President and Chief Accounting Officer (Principal Accounting Officer)	February 14, 2023
 Timothy G. Wallace	Director	February 14, 2023
/s/ Cathrine Cotman Cathrine Cotman	Director	February 14, 2023
/s/ Alan Gardner Alan Gardner	Director	February 14, 2023
/s/ Claire Gulmi Claire Gulmi	Director	February 14, 2023
/s/ Robert Hensley Robert Hensley	Director	February 14, 2023
/s/ R. Lawrence Van Horn R. Lawrence Van Horn	Director	February 14, 2023

Schedule II - Valuation and Qualifying Accounts for the years ended December 31, 2022, 2021 and 2020
(Dollars in thousands)

Description	Balance at Beginning of Period	Additions Charged to Costs and Expenses	Additions Charged to Other Accounts	Uncollectible Accounts Written-off	Balance at End of Period
2022 Accounts receivable allowance	$ 75	$ 9	$ —	$ (9)	$ 75
2021 Accounts receivable allowance	$ 100	$ (25)	$ —	$ —	$ 75
2020 Accounts receivable allowance	$ 357	$ (156)	$ —	$ (101)	$ 100

Schedule III - Real Estate and Accumulated Depreciation at December 31, 2022

(Dollars in thousands)

			Land and Land Improvements			Buildings, Improvements, and Lease Intangibles								
Property Type	Number of Properties	State	Initial Investment	Costs Capitalized Subsequent to Acquisition	Total	Initial Investment	Costs Capitalized Subsequent to Acquisition	Total	Personal Property	Total Property (1)	Accumulated Depreciation (2)	Encumbrances (Principal balance)	Date Acquired	Original Date Constructed
Medical office buildings	75	AL, AZ, CA, CO, CT, FL, GA, IA, IL, KS, KY, LA, MD, MI, MS, NE, NJ, NV, NY, OH, PA, SC, TN, TX, VA	$ 52,249	$ 2,096	$ 54,345	$ 256,688	$ 29,503	$ 286,191	$ —	$ 340,536	$ 79,176	$ —	2015 - 2022	1880 - 2015
Acute inpatient behavioral	5	IL, MA, WA, WV	10,720	—	10,720	119,414	275	119,689	—	130,409	13,043	4,947	2016 - 2020	1920 - 2017
Inpatient rehabilitation facilities	7	AR, OK, TX	15,910	—	15,910	135,324	—	135,324	—	151,234	8,555	—	2019 - 2022	2012 - 2022
Specialty centers	37	AL, CA, CO, FL, GA, IL, MA, MD, NC, NV, OH, OK, PA, RI, TN, VA, WV	14,546	118	14,664	103,078	2,234	105,312	—	119,976	21,894	—	2015 - 2022	1956 - 2018
Physician clinics	30	CA, CT, FL, IA, IL, KS, OH, PA, RI, TX, VA, WI	12,062	402	12,464	71,721	2,266	73,987	—	86,451	20,259	—	2015 - 2022	1912 - 2020
Surgical centers and hospitals	10	AZ, IL, LA, MI, OH, PA, TX	4,317	58	4,375	47,206	4,165	51,371	—	55,746	14,353	—	2015 - 2018	1970 - 2004
Behavioral specialty facilities	9	IN, MI, MS, OH	4,717	26	4,743	39,629	21	39,650	—	44,393	3,515	—	2015 - 2022	1961 - 2020
Long-term acute care hospitals	1	IN	523	—	523	14,405	9	14,414	—	14,937	3,808	—	2017	1978
Total Real Estate	174		115,044	2,700	117,744	787,465	38,473	825,938	—	943,682	164,603	4,947		
Sales-type lease	—		(87)	—	(87)	(3,401)	—	(3,401)	—	(3,488)	—	—		
Corporate property	—		—	—	—	2,011	709	2,720	253	2,973	738	—		
Total Properties	174		$ 114,957	$ 2,700	$117,657	$ 786,075	$ 39,182	$ 825,257	$ 253	$ 943,167	$ 165,341	$ 4,947		

(1) Total properties as of December 31, 2022 have an estimated aggregate total cost of $936.4 million (unaudited) for federal income tax purposes.

(2) Depreciation is provided for on a straight-line basis on land improvements over 2 years to 20 years, buildings over 7 years to 50 years, building improvements over 3 years to 39.8 years, tenant improvements over 1.8 years to 15.1 years, lease intangibles over 1.3 years to 13.7 years, and personal property over 3 years to 10 years.

Form 10-K

(3) A reconciliation of Total Property and Accumulated Depreciation for the years ended December 31, 2022, 2021, and 2020 is provided below.

(Dollars in thousands)	Year Ended December 31, 2022		Year Ended December 31, 2021		Year Ended December 31, 2020	
	Total Property	Accumulated Depreciation	Total Property	Accumulated Depreciation	Total Property	Accumulated Depreciation
Beginning Balance	$ 834,085	$ 133,056	$ 735,359	$ 102,899	$ 602,852	$ 77,523
Acquisitions	96,729	1,034	90,385	2,740	128,677	2,419
Other improvements	12,353	31,251	9,520	27,636	7,891	22,969
Retirements/dispositions:						
Real estate	—	—	(1,179)	(219)	(573)	(12)
Sales-type lease	—	—	—	—	(3,488)	—
Ending Balance	$ 943,167	$ 165,341	$ 834,085	$ 133,056	$ 735,359	$ 102,899

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SHAREHOLDER INFORMATION

CORPORATE ADDRESS
Community Healthcare Trust Incorporated
3326 Aspen Grove Drive, Suite 150
Franklin, Tennessee 37067
(615) 771-3052
Email: Investorrelations@chct.reit
Website: www.chct.reit

STOCK EXCHANGE INFORMATION
The Common Stock of the Company is listed on the New York Stock Exchange under the symbol "CHCT".

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
BDO USA, LLP
501 Commerce Street, Suite 1400
Nashville, Tennessee 37203

TRANSFER AGENT
American Stock Transfer & Trust Company, LLC
Operations Center
6201 15th Avenue
Brooklyn, NY 11219
1-800-937-5449

ANNUAL SHAREHOLDERS MEETING
The Annual Meeting of the Shareholders will be held at 8:00 a.m., May 4, 2023, at the Company's corporate offices in Franklin, Tennessee.

BOARD OF DIRECTORS
Alan Gardner
Chairman of the Board
Retired
Former Senior Relationship Manager
in healthcare corporate banking
at Wells Fargo

Robert Hensley
Audit Committee Chair
Senior Advisor at Alvarez and Marsal, LLC

Claire Gulmi
Compensation Committee Chair
Former Executive Vice President and Chief Financial Officer at Envision Healthcare

R. Lawrence Van Horn
Environmental, Social and Governance Committee Chair
Associate Professor of Economics and Management and Executive Director of Health Affairs
at Vanderbilt University Owen Graduate School
of Management

Cathrine Cotman
Board Member
Senior Vice President, Corporate Real Estate of LPL Financial

David H. Dupuy
Board Member
Chief Executive Officer and Chief Financial Officer of Community Healthcare Trust Incorporated

EXECUTIVE OFFICERS
David H. Dupuy
Chief Executive Officer and Chief Financial Officer

Leigh Ann Stach
Executive Vice President and Chief Accounting Officer

Timothy L. Meyer
Executive Vice President - Asset Management